Exhibit 99.1

Preliminary and Subject to Completion, dated May 8, 2014

                    , 2014

Dear Ensign Stockholder:

We are pleased to inform you that the board of directors of The Ensign Group, Inc. (“Ensign”) has approved a plan to separate its healthcare business and its real estate business into two separate and independent publicly traded companies:

•	Ensign, which will continue to provide healthcare services through its existing operations; and

•	CareTrust REIT, Inc. (“CareTrust”), which will own, acquire and lease real estate serving the healthcare industry.

Ensign will accomplish the separation by distributing all of the outstanding shares of CareTrust common stock to Ensign stockholders on a pro rata basis (the “Spin-Off”). At the time of the Spin-Off, CareTrust, which is currently a wholly owned subsidiary of Ensign, will hold substantially all of the real property owned by Ensign, and will operate three independent living facilities. After the Spin-Off, all of these properties (other than the three independent living facilities that CareTrust will operate) will be leased to Ensign on a triple-net basis, under which Ensign will be responsible for all costs at the properties, including property taxes, insurance and maintenance and repair costs. CareTrust intends to elect to be taxed and intends to qualify as a real estate investment trust for U.S. federal income tax purposes commencing with its taxable year ending December 31, 2014.

You will receive one share of CareTrust common stock for every share of Ensign common stock that you held at the close of business on                     , 2014, the record date for the Spin-Off. Following the Spin-Off, you will own shares in both Ensign and CareTrust. The number of Ensign shares you own will not change as a result of the Spin-Off. CareTrust has applied to list its common stock on the NASDAQ Global Select Market (“NASDAQ”) under the symbol “CTRE.” Ensign common stock will continue to be listed and traded on NASDAQ under the symbol “ENSG.”

No vote of Ensign stockholders is required in connection with the Spin-Off. You do not need to make any payment, surrender or exchange your shares of Ensign common stock or take any other action to receive your shares of CareTrust common stock.

The enclosed information statement, which is being made available to all Ensign stockholders, describes the Spin-Off in detail and contains important information about CareTrust and its business. We urge you to read the information statement carefully and in its entirety.

We want to thank you for your continued support for Ensign, and we look forward to your support for CareTrust in the future.

Sincerely, Christopher R. Christensen Chief Executive Officer

                    , 2014

Dear Future Stockholder of CareTrust REIT, Inc.:

It is our pleasure to welcome you as a stockholder of our company, CareTrust REIT, Inc. (“CareTrust”). Following the distribution of all of the outstanding shares of CareTrust common stock by The Ensign Group, Inc. (“Ensign”) to its stockholders, CareTrust will be a newly listed, publicly traded company that will own, acquire and lease real estate serving the healthcare industry, and will own and operate independent living facilities.

Our initial portfolio will consist of substantially all of the skilled nursing, assisted living and independent living facilities owned by Ensign. All of these properties will be leased to Ensign on a triple-net basis, except for three independent living facilities that we will operate. We expect to diversify our tenant base in the future by acquiring additional properties and leasing them to other local, regional and national healthcare providers. We also expect to grow and diversify our portfolio through the acquisition of properties in different geographic markets, and in different asset classes.

We invite you to learn more about CareTrust and its business by reviewing the enclosed information statement. We urge you to read the information statement carefully and in its entirety. We are excited by our future prospects, and look forward to your support as a holder of our common stock.

Sincerely, Gregory K. Stapley President and Chief Executive Officer

Information contained herein is subject to completion or amendment. A registration statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

Preliminary and Subject to Completion, dated May 8, 2014

INFORMATION STATEMENT

CareTrust REIT, Inc.

Common Stock

(Par Value $0.01 Per Share)

This information statement is being furnished in connection with the pro rata distribution (the “Spin-Off”) by The Ensign Group, Inc. (“Ensign”) to its stockholders of all of the outstanding shares of common stock of CareTrust REIT, Inc. (“CareTrust”), which is currently a wholly owned subsidiary of Ensign. At the time of the Spin-Off, CareTrust will hold substantially all of the real property currently owned by Ensign. On a pro forma basis as of March 31, 2014, CareTrust’s initial portfolio consists of 97 skilled nursing, assisted living and independent living facilities. After the Spin-Off, all of these properties will be leased to Ensign on a triple-net basis, except for three independent living facilities that CareTrust will operate. The Spin-Off is intended to be tax-free to Ensign stockholders for U.S. federal income tax purposes, except for cash paid in lieu of fractional shares.

For every share of common stock of Ensign held of record by you as of the close of business on                     , 2014 (the “record date”), you will receive one share of CareTrust common stock. You will receive cash in lieu of any fractional shares of CareTrust common stock which you would have otherwise received. The date on which the shares of CareTrust common stock will be distributed to you (the “distribution date”) is expected to be                     , 2014. After the Spin-Off is completed, CareTrust will be a separate and independent publicly traded company.

No vote of Ensign’s stockholders is required in connection with the Spin-Off. Therefore, you are not being asked for a proxy, and you are requested not to send us a proxy. You will not be required to make any payment, surrender or exchange your shares of Ensign common stock or take any other action to receive your shares of CareTrust common stock.

Ensign currently owns all of the outstanding shares of CareTrust common stock, so there is no current trading market for CareTrust common stock. We anticipate that a limited market, commonly known as a “when-issued” trading market, will develop shortly before the record date, and that “regular-way” trading in shares of CareTrust common stock will begin on the first trading day following the distribution date. If trading begins on a “when-issued” basis, you may purchase or sell CareTrust common stock up to and including the distribution date, but your transaction will not settle until after the distribution date. CareTrust has applied to list its common stock on the NASDAQ Global Select Market (“NASDAQ”) under the symbol “CTRE.” As discussed under “The Spin-Off—Listing and Trading of Our Shares,” if you sell your Ensign common stock in the “due-bills” market before the distribution date, you also will be selling your right to receive shares of CareTrust common stock in connection with the Spin-Off. However, if you sell your Ensign common stock in the “ex-distribution” market before the distribution date, you will still receive shares of CareTrust common stock in the Spin-Off.

CareTrust intends to elect to be taxed and intends to qualify as a real estate investment trust (“REIT”) for U.S. federal income tax purposes commencing with its taxable year ending December 31, 2014. To assist CareTrust in qualifying as a REIT, among other purposes, CareTrust’s charter will contain certain restrictions relating to the ownership and transfer of its stock, including a provision generally restricting a stockholder from owning more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of CareTrust common stock, or more than 9.8% in value of the outstanding shares of all classes or series of CareTrust stock, without the prior consent of CareTrust’s board of directors. See “Description of Our Capital Stock—Restrictions on Transfer and Ownership of CareTrust Stock.”

Following the Spin-Off, CareTrust will be an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and, as such, is allowed to provide in this information statement more limited disclosures than an issuer that would not so qualify. In addition, for so long as we remain an emerging growth company, we may also take advantage of certain limited exceptions from investor protection laws such as the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), and the Investor Protection and Securities Reform Act of 2010, for limited periods. See “Summary—Emerging Growth Company Status.”

In reviewing this information statement, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 18.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Ensign first mailed this information statement to its stockholders on or about                 , 2014.

The date of this information statement is                     , 2014.

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SUMMARY

The following is a summary of material information included in this information statement. This summary may not contain all of the details concerning the Spin-Off or other information that may be important to you. To better understand the Spin-Off and CareTrust’s business, you should carefully review this entire information statement.

Unless the context otherwise requires, any references in this information statement to “CareTrust” “we,” “our,” “us” and the “Company” refer to CareTrust REIT, Inc. and its consolidated subsidiaries. References in this information statement to “Ensign” generally refer to The Ensign Group, Inc. and its consolidated subsidiaries (other than CareTrust REIT, Inc. and its consolidated subsidiaries after the Spin-Off), unless the context requires otherwise. The Ensign Group, Inc. is a holding company with no direct operating assets, employees or revenues. All of its operations are conducted by separate, wholly owned, independent subsidiaries that have their own management, employees and assets.

This information statement has been prepared on a prospective basis on the assumption that, among other things, the Spin-Off and the related transactions contemplated to occur prior to or contemporaneously with the Spin-Off will be consummated as contemplated by this information statement. There can be no assurance, however, that any or all of such transactions will occur or will occur as so contemplated.

You should not assume that the information contained in this information statement is accurate as of any date other than the date set forth on the cover. Changes to the information contained in this information statement may occur after that date, and we undertake no obligation to update the information, except in the normal course of our public disclosure obligations. In particular, a number of matters contained in this information statement relate to agreements or arrangements that have not yet been finalized and expectations of what may occur. It is possible that prior to the Spin-Off, these agreements, arrangements and expectations may change.

Our Company

At the time of the Spin-Off, CareTrust will hold substantially all of the real property currently owned by Ensign. On a pro forma basis as of March 31, 2014, CareTrust’s initial portfolio consists of 97 skilled nursing, assisted living and independent living facilities (the “CareTrust Properties”). After the Spin-Off, all of these properties will be leased to Ensign on a triple-net basis, except for three independent living facilities that CareTrust will operate. On a pro forma basis as of March 31, 2014, the 94 facilities leased to Ensign have a total of 10,121 operational beds and units and are located in Arizona, California, Colorado, Idaho, Iowa, Nebraska, Nevada, Texas, Utah and Washington, and the three independent living facilities operated by CareTrust have a total of 264 units and are located in Texas and Utah. See “Our Relationship with Ensign Following the Spin-Off—Master Leases.”

Following the Spin-Off, CareTrust will be a separate and independent publicly traded, self-administered, self-managed REIT primarily engaged in the ownership, acquisition and leasing of healthcare-related properties. We expect to generate revenues primarily by leasing healthcare facilities to healthcare operators in triple-net lease arrangements, under which the tenant is solely responsible for the costs related to the property (including property taxes, insurance, and maintenance and repair costs). We intend to conduct and manage our business as one operating segment for internal reporting and internal decision making purposes. We expect to grow our portfolio by pursuing opportunities to acquire additional properties that will be leased to a diverse group of local, regional and national healthcare providers, which may include Ensign, as well as senior housing operators and related businesses. We also anticipate diversifying our portfolio over time, including by acquiring properties in different geographic markets, and in different asset classes.

Approximately 42 current employees of Ensign are expected to be employed by CareTrust immediately following the Spin-Off. The majority of these employees will be employed in connection with our operation of three independent living facilities.

To maintain REIT status, we must meet a number of organizational and operational requirements, including a requirement that we annually distribute to our stockholders at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gains. See “U.S. Federal Income Tax Considerations.”

Overview of the Spin-Off

The board of directors of Ensign has announced a plan to separate its healthcare business and its real estate business into two separate and independent publicly traded companies:

•	Ensign, which will continue to provide healthcare services through its existing operations; and

•	CareTrust, which will own, acquire and lease real estate serving the healthcare industry.

Ensign will accomplish the separation by contributing to CareTrust the entities that own the CareTrust Properties and the entities that operate three independent living facilities, and then distributing all of the outstanding shares of CareTrust common stock to Ensign’s stockholders. Prior to the Spin-Off, CareTrust and Ensign will enter into multiple long-term leases (each, a “Master Lease” and, collectively, the “Master Leases”), under which Ensign will lease CareTrust’s initial portfolio of healthcare facilities on a triple-net basis. Ensign and CareTrust will also enter into a number of other agreements to govern the relationship between them following the Spin-Off. See “Our Relationship with Ensign Following the Spin-Off.”

Ensign will effect the Spin-Off by distributing to Ensign’s stockholders one share of CareTrust common stock for each share of Ensign common stock that they held at the close of business on                     , 2014, the record date for the Spin-Off. Ensign’s stockholders will receive cash in lieu of any fractional shares of CareTrust common stock which they would have otherwise received. We expect the shares of CareTrust common stock to be distributed by Ensign on                     , 2014.

In order to comply with certain REIT qualification requirements, CareTrust will declare and distribute a special dividend to its stockholders equal to the amount of accumulated earnings and profits, or “E&P,” allocated to CareTrust in the Spin-Off. We refer to this special dividend as the “Purging Distribution” because it is intended to purge the company of earnings and profits attributable to the period prior to CareTrust’s first taxable year as a REIT. The amount of accumulated earnings and profits allocated to CareTrust in the Spin-Off will be based on applicable tax principles and will not correspond to retained earnings in historical financial statements because of differences between tax and book income and expenses. Ensign will allocate its accumulated earnings and profits for periods prior to the Spin-Off between Ensign and CareTrust in a manner that, in its best judgment, is in accordance with the provisions of the Internal Revenue Code of 1986, as amended (the “Code”). We expect to make the Purging Distribution by December 31, 2014. The total amount of Ensign’s E&P immediately prior to the Spin-Off is expected to be between $350.0 million and $385.0 million. The actual amount of Ensign’s E&P allocated to CareTrust will depend on the final determination of Ensign’s E&P and the relative trading value of CareTrust common stock and Ensign common stock following the Spin-Off. The Purging Distribution will be paid to CareTrust stockholders in a combination of cash and shares of CareTrust common stock with an aggregate value equal to Ensign’s E&P allocated to CareTrust. The portion that will be paid in cash will be determined by CareTrust at the time the dividend is declared, but will be at least 20% and not more than 25% of the total amount paid to all stockholders. See “The Spin-Off—The Purging Distribution” and “U.S. Federal Income Tax Considerations—Taxation of REITs in General—Annual Distribution Requirements—Earnings and Profits Distribution Requirements.”

The Spin-Off is subject to the satisfaction or waiver of a number of conditions. See “The Spin-Off—Conditions to the Spin-Off.” In addition, Ensign’s board of directors has reserved the right, in its sole discretion, to amend, modify or abandon the Spin-Off or any related transaction at any time prior to the distribution date.

Reasons for the Spin-Off

The strategic considerations and nature of Ensign’s healthcare business currently dictate and limit the size and scope of its real estate business. After the Spin-Off, CareTrust will be able to make decisions regarding the real estate business without regard to the Ensign healthcare business. As a result, CareTrust intends to expand into new geographic areas, acquire properties in different asset classes, diversify its tenant base and reduce its financing costs. At the same time, Ensign expects to realize benefits from being a “pure play” healthcare operator and intends to continue to pursue its historical growth practices and strategies. As such, management, regulators, market analysts and investors will be able to focus solely on Ensign’s healthcare operations.

Our Relationship with Ensign

After the Spin-Off, CareTrust will be a separate and independent publicly traded, self-administered and self-managed REIT. Ensign will be a separate and independent publicly traded company and, through its consolidated operating subsidiaries, will continue to provide healthcare services through its existing operations. It will retain ownership of a facility located in California where significant future real estate development activities are planned, and is expected to retain any additional properties it acquires before the Spin-Off. Ensign will also continue to operate the properties that it leases from parties other than CareTrust.

As of March 31, 2014, Ensign operated 120 facilities, nine home health and seven hospice operations, nine urgent care centers and a mobile x-ray and diagnostic company located in 11 western states. Prior to the Spin-Off, Ensign will separate the healthcare operations from the independent living operations at two locations, resulting in a total of 122 facilities. Giving pro forma effect to this separation and the Spin-Off, as of March 31, 2014, Ensign will operate 94 facilities under the Master Leases, and 23 facilities under long-term lease arrangements with other parties, and will retain one entity that holds a single property located in California.

To govern their relationship after the Spin-Off, Ensign and CareTrust will enter into, among others: (1) a separation and distribution agreement setting forth the mechanics of the Spin-Off, certain organizational matters and other ongoing obligations of Ensign and CareTrust (the “Separation and Distribution Agreement”), (2) the Master Leases, (3) an agreement pursuant to which Ensign and CareTrust will make certain business opportunities available to each other during the one-year period following the Spin-Off (the “Opportunities Agreement”), (4) an agreement relating to tax matters (the “Tax Matters Agreement”), (5) an agreement pursuant to which Ensign will provide certain administrative and support services to CareTrust on a transitional basis (the “Transition Services Agreement”), and (6) an agreement relating to employee matters (the “Employee Matters Agreement”). See “Our Relationship with Ensign Following the Spin-Off.”

Financing

We expect to put in place a capital structure that provides us with the flexibility to grow and a cost of debt capital that allows us to compete for investment opportunities. Our financing arrangements may include bank debt, bonds, a revolving credit facility and long-term mortgage financing. Prior to the Spin-Off, we anticipate that we will issue up to $260.0 million aggregate principal amount of senior unsecured notes. We also anticipate that we will enter into a credit agreement providing for a revolving credit facility in an aggregate principal amount of up to $150.0 million to be provided by a syndicate of banks and other financial institutions. In connection with the Spin-Off, CareTrust will transfer to Ensign approximately $220.8 million of proceeds from the issuance of the notes in order for Ensign to repay certain indebtedness, pay trade payables and, subject to the approval of Ensign’s board of directors, pay up to eight regular quarterly dividends. The amount of proceeds to be transferred to Ensign was determined based on the desired capitalization of Ensign and CareTrust after the Spin-Off. It was not determined based on any appraisal or valuation of the CareTrust Properties. We will use a portion of the proceeds from the notes issuance to pay the cash portion of the Purging Distribution, which we expect to make by December 31, 2014. Prior to the Spin-Off, we also intend to obtain additional mortgage indebtedness of approximately $50.5 million. After the Spin-Off, the remaining proceeds from the notes issuance, the net proceeds from the additional mortgage indebtedness and borrowings under our revolving credit facility will be available for working capital purposes, to fund acquisitions and for general corporate purposes.

The notes are expected to have terms customary for notes of this type, including customary restrictive covenants, redemption and repurchase provisions and events of default. The revolving credit facility is expected to contain customary affirmative and negative covenants, as well as customary events of default. We also anticipate that the revolving credit facility will require us to comply with specified financial maintenance covenants. We have not yet entered into any commitments with respect to our financing arrangements, and, accordingly, the terms of such financing arrangements have not yet been determined, remain under discussion and are subject to change, including as a result of market conditions. For additional information concerning this indebtedness, see “Financing.”

Restrictions on Ownership and Transfer of Our Common Stock

To assist us in complying with the limitations on the concentration of ownership of REIT stock imposed by the Code, among other purposes, our charter will provide for restrictions on ownership and transfer of our shares of stock, including, subject to certain exceptions, prohibitions on any person beneficially or constructively owning more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of our common stock, or more than 9.8% in value of the outstanding shares of all classes or series of our stock. A person that did not acquire more than 9.8% of our outstanding stock may become subject to our charter restrictions if repurchases by us cause such person’s holdings to exceed 9.8% of our outstanding stock. Under certain circumstances, our board of directors may waive the ownership limits. Our charter will provide that shares of our capital stock acquired or held in excess of the ownership limit will be transferred to a trust for the benefit of a designated charitable beneficiary, and that any person who acquires shares of our capital stock in violation of the ownership limit will not be entitled to any dividends on the shares or be entitled to vote the shares or receive any proceeds from the subsequent sale of the shares in excess of the lesser of the price paid for the shares or the amount realized from the sale (net of any commissions and other expenses of sale). A transfer of shares of our capital stock in violation of the ownership limit may be void under certain circumstances. Our 9.8% ownership limitation may have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price for our stockholders. See “Description of Our Capital Stock—Restrictions on Transfer and Ownership of CareTrust Stock.”

Our Tax Status

We intend to elect to be taxed and intend to qualify as a REIT for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2014. Our qualification as a REIT will depend upon our ability to meet, on a continuing basis, various complex requirements under the Code relating to, among other things, the sources of our gross income, the composition and values of our assets, our distribution levels to our stockholders and the concentration of ownership of our capital stock. We believe that, commencing with our taxable year ending December 31, 2014, we will be organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and that our intended manner of operation will enable us to meet the requirements for qualification and taxation as a REIT. In connection with the Spin-Off, we will receive an opinion of Skadden, Arps, Slate, Meagher & Flom LLP to the effect that we have been organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and that our proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT.

Emerging Growth Company Status

Following the Spin-Off, we will be an “emerging growth company,” as defined in the JOBS Act. For as long as we remain an emerging growth company, we may take advantage of certain limited exemptions from various reporting requirements that are applicable to other public companies. These provisions include, but are not limited to:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for up to five years;

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We have elected to take advantage of some of these exemptions. We cannot predict if investors will find our common stock less attractive if we decide to rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile and adversely affected.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 13(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for complying with new or revised accounting standards applicable to public companies. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of this extended transition period. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates for such new or revised standards. We may elect to comply with public company effective dates at any time, and such election would be irrevocable pursuant to Section 107(b) of the JOBS Act.

We will remain an emerging growth company until the earliest of (1) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion, (2) the date on which we are deemed to be a “large accelerated filer,” as defined in Rule 12b-2 under the Exchange Act or any successor statute, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, (3) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period, and (4) the end of the fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement filed under the Securities Act of 1933, as amended (the “Securities Act”).

Summary of Risks Associated with Our Business and the Spin-Off

The Spin-Off and the related transactions pose a number of risks, including:

•	We may be unable to achieve some or all the benefits that we expect to achieve from the Spin-Off.

•	If the Spin-Off were to fail to qualify as a tax-free transaction for U.S. federal income tax purposes, Ensign, Ensign stockholders and CareTrust could be subject to significant tax liabilities and, in certain circumstances, we could be required to indemnify Ensign for material taxes pursuant to indemnification obligations under the Tax Matters Agreement that we will enter into with Ensign.

•	Our agreements with Ensign may not reflect terms that would have resulted from arm’s-length negotiations with unaffiliated third parties.

•	Ensign Properties’ combined historical financial data and our pro forma combined financial data included in this information statement do not purport to be indicative of the results we would have achieved as a separate and independent publicly traded company and may not be a reliable indicator of future results.

•	The Spin-Off could give rise to disputes or other unfavorable effects, which could materially and adversely affect our business, financial position or results of operations.

•	We are currently subject to applicable requirements of Ensign’s 2013 Corporate Integrity Agreement with the Office of the Inspector General for the U.S. Department of Health and Human Services, and we will remain subject to such requirements following the Spin-Off.

•	If we do not qualify to be taxed as a REIT, or fail to remain qualified as a REIT, we will be subject to U.S. federal income tax as a regular corporation and could face a substantial tax liability, which would reduce the amount of cash available for distribution to our stockholders.

•	Complying with REIT requirements may cause us to forgo otherwise attractive acquisition opportunities or liquidate otherwise attractive investments.

•	We will be dependent on Ensign to make payments to us under the Master Leases, and an event that materially and adversely affects Ensign’s business, financial position or results of operations could materially and adversely affect our business, financial position or results of operations.

•	Our tenants depend on reimbursement from government and other third-party payors; reimbursement rates from such payors may be reduced, which could cause our tenants’ revenues to decline and could affect their ability to meet their obligations to us.

•	Our level of indebtedness could materially and adversely affect our financial position, including reducing funds available for other business purposes and reducing our operational flexibility, and we may have future capital needs and may not be able to obtain additional financing on acceptable terms.

•	Covenants in our debt agreements may limit our operational flexibility, and a covenant breach or default could materially and adversely affect our business, financial position or results of operations.

•	The impact of healthcare reform legislation on us and our tenants cannot be accurately predicted.

These and other risks related to the Spin-Off and our business are discussed in greater detail under the heading “Risk Factors” in this information statement. You should read and consider all of these risks carefully.

Our Corporate Information

We were formed as a Maryland corporation and a wholly owned subsidiary of Ensign on October 29, 2013. Our principal executive offices are located at 27101 Puerta Real, Suite 400, Mission Viejo, CA 92691 and our telephone number is (949) 540-2000. We will own all of our properties, and conduct all of our operations, through our operating partnership, CTR Partnership, L.P. (the “Operating Partnership”). We will maintain a website at www.CareTrustREIT.com.

Questions and Answers about CareTrust and the Separation

What is CareTrust, and how will the separation of Ensign’s healthcare operating business and real estate business benefit the two companies and their stockholders?	CareTrust is currently a wholly owned subsidiary of Ensign. Prior to the Spin-Off, Ensign will transfer to CareTrust the entities that own the CareTrust Properties and the entities that operate three independent living facilities. The separation of CareTrust from Ensign and the distribution of CareTrust common stock are intended to provide you with equity investments in two separate companies, each able to focus on its particular business. Ensign will continue to provide healthcare services through its existing operations in substantially the same manner as it has done historically. CareTrust will own, acquire and lease real estate serving the healthcare industry, and will own and operate independent living facilities.

What are the reasons for the Spin-Off?	Strategic considerations and the nature of Ensign’s healthcare business currently dictate and limit the size and scope of its real estate business. After the Spin-Off, CareTrust will be able to make decisions regarding the real estate business without regard to the Ensign healthcare business. As a result, CareTrust intends to expand into new geographic areas, acquire properties in different asset classes, diversify its tenant base and reduce its financing costs. At the same time, Ensign expects to realize benefits from being a “pure play” healthcare operator and intends to continue to pursue its historical growth practices and strategies. As such, management, regulators, market analysts and investors will be able to focus solely on Ensign’s healthcare operations. See “The Spin-Off—Reasons for the Spin-Off.”

What will CareTrust’s initial portfolio consist of?

At the time of the Spin-Off, CareTrust will hold substantially all of the real property currently owned by Ensign. On a pro forma basis as of March 31, 2014, CareTrust’s initial portfolio consists of 97 skilled nursing, assisted living and independent living facilities. After the Spin-Off, all of CareTrust’s initial portfolio will be leased to Ensign on a triple-net basis under the Master Leases, except for three independent living facilities that CareTrust will operate.

What properties will Ensign have after the Spin-Off?

After the Spin-Off, Ensign’s operating subsidiaries will continue to provide healthcare services through their existing operations. On a pro forma basis as of March 31, 2014, Ensign’s portfolio consists of 94 facilities operated under the Master Leases with CareTrust and 23 facilities operated under long-term lease arrangements with other parties, and one property located in California where future real estate development activities are planned. Ensign also is expected to retain any additional properties it acquires before the Spin-Off.

Why is CareTrust referred to as a REIT, and what is a REIT?

Following the Spin-Off, CareTrust intends to qualify and elect to be taxed as a real estate investment trust or “REIT” for U.S. federal income tax purposes commencing with its taxable year ending December 31, 2014.

A REIT is a company that derives most of its income from real property or real estate mortgages and has elected to be taxed as a REIT. If a corporation elects to be taxed and qualifies as a REIT, it will generally not be subject to U.S. federal corporate income taxes on income that it currently distributes to its stockholders. A company’s qualification as a REIT depends on its ability to meet, on a continuing basis, various complex requirements under the Code relating to, among other things, the sources of its gross income, the composition and values of its assets, its distribution levels to its stockholders and the concentration of ownership of its capital stock.

Why is the separation of CareTrust structured as a distribution?	Ensign believes that a Spin-Off, or distribution, of CareTrust common stock to Ensign stockholders is an efficient way to separate CareTrust’s real estate business from Ensign’s healthcare business.

How will the separation of CareTrust work?	Ensign will distribute the shares of CareTrust common stock to the holders of Ensign common stock on a pro rata basis. Holders of Ensign common stock will receive cash in lieu of any fractional shares of CareTrust common stock which they would have otherwise received.

What is the record date for the Spin-Off?	Record ownership will be determined as of the close of business on , 2014.

When will the Spin-Off occur?	We expect that Ensign will distribute the shares of CareTrust common stock on , 2014, to holders of record of Ensign common stock as of the record date, subject to certain conditions described under “The Spin-Off—Conditions to the Spin-Off.”

What do stockholders need to do to participate in the Spin-Off?	No action is required on the part of stockholders. Stockholders who hold Ensign common stock as of the record date will not be required to take any action to receive shares of CareTrust common stock in the Spin-Off. No stockholder approval of the Spin-Off is required or sought. We are not asking you for a proxy, and you are requested not to send us a proxy.

If I sell my shares of Ensign common stock prior to the Spin-Off, will I still be entitled to receive shares of CareTrust in the Spin-Off?	If you hold shares of Ensign common stock as of the record date and decide to sell the shares prior to the distribution date, you may choose to sell such shares with or without your entitlement to receive shares of CareTrust common stock. If you sell your Ensign common stock in the “due-bills” market prior to the distribution date, you also will be selling your right to receive shares of CareTrust common stock in connection with the Spin-Off. However, if you sell your Ensign common stock in the “ex-distribution” market prior to the distribution date, you will still receive shares of CareTrust common stock in the Spin-Off.
If you sell your Ensign common stock prior to the distribution date, you should make sure your bank or broker understands whether you want to sell your Ensign common stock or the CareTrust common stock you will receive in the Spin-Off or both. You should consult your financial advisors, such as your bank, broker or tax advisor, to discuss your options and alternatives. See “The Spin-Off—Listing and Trading of Our Shares” for additional details.

How will fractional shares be treated in the Spin-Off?	No fractional shares will be distributed in connection with the Spin-Off. Instead, holders of Ensign common stock will receive a cash payment equal to the value of such shares in lieu of fractional shares.

Can Ensign decide to cancel the Spin-Off even if all the conditions have been satisfied?	Yes. The Spin-Off is subject to the satisfaction or waiver of certain conditions. Until the Spin-Off has occurred, Ensign has the right to terminate the transaction, even if all of the conditions have been satisfied, if the board of directors of Ensign determines that the Spin-Off is not in the best interests of Ensign and its stockholders or that market conditions or other circumstances are such that the Spin-Off is no longer advisable at that time.

What are the conditions to the Spin-Off?	The Spin-Off is subject to the satisfaction of a number of conditions, including, among others:

• the final approval by the board of directors of Ensign of the Spin-Off and all related transactions (and such approval not having been withdrawn) and determination of the record date;

• CareTrust’s registration statement on Form 10 becoming effective under the Exchange Act, and no stop order relating to the registration statement being in effect;

• the mailing by Ensign of this information statement to record holders of Ensign common stock as of the record date;

•   the IRS Ruling (as defined below), which provides, among other things, that the Spin-Off will qualify as a tax-free transaction for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code, shall not have been revoked or modified in any material respect;

•   the receipt by Ensign of the Tax Opinion (as defined below), in form and substance satisfactory to Ensign in its sole and absolute discretion, to the effect that certain requirements for tax-free treatment, on which the Internal Revenue Service (the “IRS”) will not rule, will be satisfied;

•   the receipt by CareTrust of an opinion, in form and substance reasonably satisfactory to CareTrust, to the effect that, commencing with CareTrust’s taxable year ending on December 31, 2014, CareTrust has been organized in conformity with the requirements for qualification as a REIT under the Code, and its proposed method of operation will enable it to meet the requirements for qualification and taxation as a REIT;

•   the receipt by CareTrust and Ensign of an opinion, in form and substance reasonably satisfactory to CareTrust, substantially to the effect that the Master Leases will be respected as “true leases” for U.S. federal income tax purposes with respect to certain facilities;

• the approval of the listing of CareTrust’s common stock on NASDAQ, subject to official notice of issuance;

•   the completion by CareTrust of the financing transactions described in this information statement and contemplated to occur on or prior to the distribution date, including our Operating Partnership’s issuance of notes, our Operating Partnership’s entry into a revolving credit facility and the incurrence of additional mortgage indebtedness;

•   the transfer by CareTrust to Ensign of a portion of the proceeds from our Operating Partnership’s issuance of notes, and Ensign’s use of a portion of such transferred proceeds to repay certain indebtedness and trade payables;

•   the absence of any order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the Spin-Off or any of the transactions related thereto, including the transfers of assets and liabilities contemplated by the Separation and Distribution Agreement;

•   the absence of any events or developments having occurred prior to the Spin-Off that, in the judgment of the board of directors of Ensign, would result in the Spin-Off having a material adverse effect on Ensign or its stockholders;

• the adoption by CareTrust of its amended and restated charter and bylaws;

• the execution by the parties of the Separation and Distribution Agreement and all other ancillary agreements relating to the Spin-Off, including the Master Leases; and

• Ensign’s receipt of applicable regulatory approvals relating to the Spin-Off.

We cannot assure you that any or all of the conditions will be satisfied or waived. See “The Spin-Off—Conditions to the Spin-Off” for additional details.

Does CareTrust intend to pay cash dividends?	Following the Spin-Off, CareTrust intends to make regular quarterly dividend payments of at least 90% of its REIT taxable income to holders of its common stock out of assets legally available for this purpose. Dividends will be authorized by CareTrust’s board of directors and declared by CareTrust based on a number of factors including actual results of operations, dividend restrictions under Maryland law, its liquidity and financial condition, its taxable income, the annual distribution requirements under the REIT provisions of the Code, its operating expenses and other factors its directors deem relevant. For more information, see “Dividend Policy.”

What will happen to Ensign equity awards in connection with the separation?	It is expected that outstanding Ensign equity awards at the time of the Spin-Off will be treated as follows:
Restricted Stock. Awards of restricted Ensign common stock will be treated in the same manner as other shares of Ensign common stock, as described above.

Stock Options. No changes will be made with respect to Ensign options other than adjustments in accordance with the equitable adjustment provisions set forth in the plans under which they were granted.

What will be the relationship between Ensign and CareTrust following the Spin-Off?	Ensign will not own any shares of CareTrust common stock following the Spin-Off. CareTrust and Ensign will enter into the Separation and Distribution Agreement, the Master Leases, the Opportunities Agreement, the Tax Matters Agreement, the Transition Services Agreement and the Employee Matters Agreement. Such agreements will govern CareTrust’s relationship with Ensign after the Spin-Off, including certain transition services, allocations of assets and liabilities and obligations attributable to periods prior to the Spin-Off, and indemnification arrangements for certain liabilities. See “Our Relationship with Ensign Following the Spin-Off.”

Will I receive physical certificates representing shares of CareTrust common stock following the Spin-Off?	No. Following the Spin-Off, neither Ensign nor CareTrust will be issuing physical certificates representing shares of CareTrust common stock. Instead, Ensign, with the assistance of Broadridge Corporate Issuer Solutions, Inc., the distribution agent, will electronically issue shares of CareTrust common stock to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form. The distribution agent will mail you a book-entry account statement that reflects your shares of CareTrust common stock, or your bank or brokerage firm will credit your account for the shares. A benefit of issuing stock electronically in book-entry form is that there will be none of the physical handling and safekeeping responsibilities that are inherent in owning physical stock certificates. See “The Spin-Off—Manner of Effecting the Spin-Off.”

What will the price be for my shares of CareTrust common stock and when will I be able to trade such shares?	Ensign currently owns all of the outstanding shares of CareTrust common stock, so there is no current trading market for CareTrust common stock. CareTrust has applied to list its common stock on NASDAQ under the symbol “CTRE.” We anticipate that a limited market, commonly known as a “when-issued” trading market, will develop shortly before the record date, and that “regular-way” trading in shares of CareTrust common stock will begin on the first trading day following the distribution date. If trading begins on a “when-issued” basis, you may purchase or sell CareTrust common stock up to and including the distribution date, but your transaction will not settle until after the distribution date. We cannot predict the trading prices for CareTrust common stock before, on or after the distribution date.

Will the number of shares of Ensign common stock that I own change as a result of the Spin-Off?	No. The number of shares of Ensign common stock you own will not change as a result of the Spin-Off.

Will my shares of Ensign common stock continue to trade after the Spin-Off?	Yes. Ensign common stock will continue to be listed and traded on NASDAQ under the symbol “ENSG.” See “The Spin-Off—Listing and Trading of Our Shares” for additional details.

Are there risks associated with owning CareTrust common stock?	Yes. CareTrust’s business is subject to both general and specific risks and uncertainties relating to its business, including risks specific to its industry and operations, its leverage, its relationship with Ensign and its status as a separate and independent publicly traded company. Its business is also subject to risks relating to the Spin-Off. These risks are summarized in the “Summary of Risks Associated with Our Business and the Spin-Off” section of this information statement beginning on page 5, and are described in more detail in the “Risk Factors” section of this information statement beginning on page 18. We encourage you to read those sections carefully.

Do I have appraisal rights in connection with the Spin-Off?	No. Ensign stockholders will not have any appraisal rights in connection with the Spin-Off.

What are the material U.S. federal income tax consequences of the Spin-Off?	Ensign has received a private letter ruling from the IRS substantially to the effect that, on the basis of certain facts presented and representations and assumptions set forth in the request submitted to the IRS, the Spin-Off will qualify as tax-free under Sections 368(a)(1)(D) and 355 of the Code (the “IRS Ruling”). The IRS Ruling does not address certain requirements for tax-free treatment of the Spin-Off under Section 355 of the Code, and Ensign expects to receive opinions from its tax advisors (collectively, the “Tax Opinion”), substantially to the effect that, with respect to such requirements on which the IRS will not rule, such requirements will be satisfied.

The tax consequences to you of the Spin-Off depend on your individual situation. You are urged to consult with your tax advisor as to the particular tax consequences of the Spin-Off to you, including the applicability of any U.S. federal, state, local and non-U.S. tax laws. For additional details, see “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off” and “U.S. Federal Income Tax Considerations.”

How will the Spin-Off affect my tax basis and holding period in Ensign common stock?	Assuming that the Spin-Off is tax-free to Ensign stockholders, your tax basis in Ensign common stock held by you immediately prior to the Spin-Off will be allocated between your Ensign common stock and CareTrust common stock that you receive in the Spin-Off in proportion to the relative fair market values of each immediately following the Spin-Off. Your holding period for such Ensign shares will not be affected by the Spin-Off. Your holding period for the shares of CareTrust common stock that you receive in the Spin-Off will include the holding period of your shares of Ensign common stock, provided that such Ensign shares are held as capital assets immediately following the Spin-Off. Ensign will provide its stockholders with information to enable them to compute their tax basis in both Ensign and CareTrust common stock. This information will be posted on Ensign’s website, www.ensigngroup.net, promptly following the distribution date. See “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off.” You are urged to consult with your tax advisor as to the particular tax consequences of the Spin-Off to you, including the applicability of any U.S. federal, state, local and non-U.S. tax laws.

What is the Purging Distribution?

In order to comply with certain REIT qualification requirements, CareTrust will declare and pay a special dividend to distribute to its stockholders the portion of the accumulated earnings and profits, or “E&P,” of Ensign allocated to CareTrust in the Spin-Off. We refer to this special dividend as the “Purging Distribution” because it is intended to purge the company of earnings and profits attributable to the period prior to CareTrust’s first taxable year as a REIT. The amount of accumulated earnings and profits allocated to CareTrust in the Spin-Off will be based on applicable tax principles and will not correspond to retained earnings in historical financial statements because of differences between tax and book income and expenses. Ensign will allocate its accumulated earnings and profits for periods prior to the Spin-Off between Ensign and CareTrust in a manner that, in its best judgment, is in accordance with the provisions of the Code. We expect to make the Purging Distribution by December 31, 2014.

What will I receive in connection with the Purging Distribution?

The total amount of Ensign’s E&P immediately prior to the Spin-Off is expected to be between $350.0 million and $385.0 million. The actual amount of Ensign’s E&P allocated to CareTrust will depend on the final determination of Ensign’s E&P and the relative trading value of CareTrust common stock and Ensign common stock following the Spin-Off. The Purging Distribution will be paid to CareTrust stockholders in a combination of cash and shares of CareTrust common stock with an aggregate value equal to Ensign’s E&P allocated to CareTrust. The portion that will be paid in cash will be determined by CareTrust at the time the dividend is declared, but will be at least 20% and not more than 25% of the total amount paid to all stockholders.

What are the U.S. federal income tax consequences of the Purging Distribution?	Ensign has received the IRS Ruling, which addresses, in addition to the treatment of the Spin-Off, certain issues relevant to CareTrust’s payment of the Purging Distribution in a combination of cash and CareTrust stock. In general, the IRS Ruling provides, subject to the terms and conditions contained therein, that (1) any and all of the cash and stock distributed by CareTrust to its stockholders as part of the Purging Distribution will be treated as a distribution of property with respect to CareTrust stock, and as a dividend to the extent of CareTrust’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) and (2) the amount of any distribution of stock received by any of CareTrust’s stockholders as part of the Purging Distribution will be considered to equal the amount of the money which could have been received instead. In the Purging Distribution, a holder of CareTrust common stock will be required to report dividend income as a result of the Purging Distribution even if CareTrust distributes no cash or only nominal amounts of cash to such stockholder.

You are urged to consult with your tax advisor as to the particular tax consequences of the Purging Distribution to you, including the applicability of any U.S. federal, state and local and non-U.S. tax laws. See “The Spin-Off—The Purging Distribution.”

Who is the transfer agent for CareTrust shares?	The transfer agent for our common stock is: Broadridge Corporate Issuer Solutions P.O. Box 1342 Brentwood, NY 11717 Phone: (800) 733-1121 Email: shareholder@broadridge.com

Where can I get more information?

Before the Spin-Off, if you have any questions relating to the Spin-Off, and after the Spin-Off if you have any questions relating to Ensign or its common stock, you should contact Ensign at:

The Ensign Group, Inc.

27101 Puerta Real, Suite 450

Mission Viejo, CA 92691

Phone: (949) 487-9500

After the Spin-Off, if you have any questions relating to us or our common stock, you should contact us at:

CareTrust REIT, Inc.

27101 Puerta Real, Suite 400

Mission Viejo, CA 92691

Phone: (949) 540-2000

Summary Historical and Pro Forma Condensed Combined Financial Data

The following table sets forth summary and selected financial data for Ensign Properties (as described below) on a historical basis, as well as for us on a pro forma basis. Prior to the Spin-Off, we will not have operated our business separate from Ensign. We use the term “Ensign Properties” to mean the carve-out business of the entities that own the skilled nursing, assisted living and independent living facilities that we will own following the Spin-Off, and the operations of the three independent living facilities that we will operate following the Spin-Off. Ensign Properties is the predecessor of CareTrust.

The summary historical financial data as of December 31, 2013 and 2012, and for each of the years ended December 31, 2013, 2012 and 2011, has been derived from Ensign Properties’ audited combined financial statements included elsewhere in this information statement. The summary historical financial data as of March 31, 2014, and for the three months ended March 31, 2014 and 2013, has been derived from Ensign Properties’ unaudited condensed combined financial statements included elsewhere in this information statement. The summary historical financial data as of March 31, 2013 and as of the year ended December 31, 2011, has been derived from Ensign Properties’ unaudited condensed combined financial statements that are not included in this information statement. Our management believes the assumptions underlying Ensign Properties’ combined financial statements and accompanying notes are reasonable. However, such combined financial statements may not necessarily reflect our financial condition and results of operations in the future, or what they would have been had we been a separate, stand-alone company during the periods presented.

The unaudited pro forma combined financial data as of and for the three months ended March 31, 2014, and for the year ended December 31, 2013, has been derived from the pro forma combined financial statements included elsewhere in this information statement. This pro forma data gives effect to the Spin-Off and the related transactions, including: (i) additional rental income associated with new Master Leases between Ensign Properties and Ensign that were previously leased under intercompany lease agreements; (ii) the distribution of approximately 22.2 million shares of CareTrust common stock by Ensign to Ensign stockholders; (iii) the anticipated issuance by our Operating Partnership of up to $260.0 million aggregate principal amount of senior unsecured notes, and the anticipated interest expense related thereto; (iv) the transfer to Ensign of approximately $220.8 million of proceeds from the issuance of the notes in order for Ensign to repay certain indebtedness, pay trade payables and, subject to the approval of Ensign’s board of directors, pay up to eight regular quarterly dividends; (v) the incurrence of an additional $50.5 million of mortgage indebtedness, and the anticipated interest expense related thereto; and (vi) the elimination of income tax provisions in conjunction with the election of REIT status. The pro forma data does not give effect to the Purging Distribution which is expected to be made by December 31, 2014. The total amount of Ensign’s E&P immediately prior to the Spin-Off is expected to be between $350.0 million and $385.0 million. The actual amount of Ensign’s E&P allocated to CareTrust will depend on the final determination of Ensign’s E&P and the relative trading value of CareTrust common stock and Ensign common stock following the Spin-Off. The Purging Distribution will be paid in a combination of cash and CareTrust common stock with an aggregate value equal to Ensign’s E&P allocated to CareTrust. The portion that will be paid in cash will be determined by CareTrust at the time the dividend is declared, but will be at least 20% and not more than 25% of the total amount paid to all stockholders. The unaudited pro forma combined statements of income for the three months ended March 31, 2014 and the year ended December 31, 2013 assume the Spin-Off and the related transactions occurred on January 1, 2013. The unaudited pro forma combined balance sheet assumes the Spin-Off and the related transactions occurred on March 31, 2014. The pro forma financial data is not necessarily indicative of what our actual financial condition and results of operations would have been as of the date and for the periods indicated if we had been a separate, stand-alone company during the periods presented, nor does it purport to represent our future financial condition or results of operations.

The following should be read in conjunction with Ensign Properties’ combined financial statements and accompanying notes, our unaudited pro forma combined financial statements and accompanying notes, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” each of which are included elsewhere in this information statement.

	As of or For the Three Months Ended March 31,			As of or For the Year Ended December 31,
	Pro Forma 2014	2014	2013	Pro Forma 2013	2013	2012	2011
	(in thousands)
Operating data:
Total net revenues	$15,849	$12,872	$11,336	$61,255	$48,796	$42,063	$31,941
Income (loss) before income taxes	$979	$(363)	$592	$5,017	$(272)	$232	$(6,514)
Net income (loss)	$979	$(400)	$570	$5,017	$(395)	$110	$(5,341)

Balance sheet data:
Total assets	$511,866	$437,303	$402,338	$505,525	$430,466	$398,978	$374,466
Total liabilities	$362,964	$264,579	$213,036	$364,730	$267,777	$214,430	$194,857
Total equity	$148,902	$172,724	$189,302	$140,795	$162,689	$184,548	$179,609

Other financial data:
FFO (1)	$6,226	$5,799	$6,160	$24,484	$23,023	$21,213	$11,277
FAD (1)	$6,528	$5,978	$6,342	$25,693	$23,740	$21,933	$11,893

(1)	We believe that net income, as defined by U.S. generally accepted accounting principles (“GAAP”), is the most appropriate earnings measure. We also believe that Funds From Operations (“FFO”), as defined by the National Association of Real Estate Investment Trusts (“NAREIT”), and Funds Available for Distribution (“FAD”) are important non-GAAP supplemental measures of operating performance for a REIT. FFO is defined as net income computed in accordance with GAAP, excluding gains or losses from real estate dispositions, plus real estate depreciation and amortization and impairment charges. FAD is defined as FFO excluding non-cash expenses such as stock-based compensation expense and amortization of deferred financing costs. We believe that the use of FFO and FAD, combined with the required GAAP presentations, improves the understanding of operating results of REITs among investors and makes comparisons of operating results among such companies more meaningful. We consider FFO and FAD to be useful measures for reviewing comparative operating and financial performance because, by excluding gains or losses from real estate dispositions, impairment charges and real estate depreciation and amortization, and, for FAD, by excluding non-cash expenses such as stock-based compensation expense and amortization of deferred financing costs, FFO and FAD can help investors compare our operating performance between periods and to other REITs. See further discussion of FFO and FAD in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Discussion of Historical Results of Operations of Ensign Properties—Non-GAAP Measurements.”

The following table reconciles our calculations of FFO and FAD to net income, the most directly comparable GAAP financial measure, for the years ended December 31, 2013, 2012, and 2011, for the three months ended March 31, 2014 and 2013, and on a pro forma basis for the three months ended March 31, 2014, and the year ended December 31, 2013:

	For the Three Months Ended March 31,			For the Year Ended December 31,
	Pro Forma 2014	2014	2013	Pro Forma 2013	2013	2012	2011
	(in thousands)
Net income (loss)	$979	$(400)	$570	$5,017	$(395)	$110	$(5,341)
Depreciation and amortization	5,247	6,199	5,590	19,467	23,418	21,103	16,618

FFO	6,226	5,799	6,160	24,484	23,023	21,213	11,277
Stock-based compensation	4	4	7	18	18	15	15
Amortization of deferred financing costs	298	175	175	1,191	699	705	601

FAD	$6,528	$5,978	$6,342	$25,693	$23,740	$21,933	$11,893

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Components of Our Revenues and Expenses Following the Spin-Off” for a discussion of our forecasted revenues, general and administrative expenses and interest expense amounts for the period following the Spin-Off.

RISK FACTORS

You should carefully consider the following risks and other information in this information statement in evaluating us and our common stock. Any of the following risks, as well as additional risks and uncertainties not currently known to us or that we currently deem immaterial, could materially and adversely affect our business, financial condition or results of operations, and could, in turn, impact the trading price of our common stock.

RISKS RELATED TO OUR SPIN-OFF FROM ENSIGN

We may be unable to achieve some or all the benefits that we expect to achieve from the Spin-Off.

The Spin-Off may not have the full or any strategic and financial benefits that we expect, or such benefits may be delayed or may not materialize at all. The anticipated benefits of the Spin-Off are based on a number of assumptions, which may prove incorrect. For example, we believe that the Spin-Off will allow us to expand into new geographic areas, acquire properties in different asset classes, diversify our tenant base and reduce our financing costs. In the event that the Spin-Off does not have these and other expected benefits for any reason, the costs associated with the transaction could have a negative effect on our financial condition and our ability to make distributions to our stockholders.

After the Spin-Off, we may be unable to make, on a timely or cost-effective basis, the changes necessary to operate as a separate and independent publicly traded company primarily focused on owning a portfolio of healthcare properties.

We have no historical operations as an independent company and may not, at the time of the Spin-Off, have the infrastructure and personnel necessary to operate as a separate and independent publicly traded company. As a result of the Spin-Off, immediately after the distribution date, we will be directly subject to, and responsible for, regulatory compliance, including the reporting and other obligations under the Exchange Act, the requirements of the Sarbanes-Oxley Act and compliance with NASDAQ’s continued listing requirements, as well as compliance with generally applicable tax and accounting rules.

The Exchange Act requires that we file annual, quarterly, and current reports about our business and financial condition. Under the Sarbanes-Oxley Act, we must maintain effective disclosure controls and procedures and internal control over financial reporting, which require significant resources and management oversight. As an emerging growth company, we will be excluded from Section 404(b) of the Sarbanes-Oxley Act, which otherwise would have required our auditors to formally attest to and report on the effectiveness of our internal control over financial reporting. If we cannot maintain effective disclosure controls and procedures or favorably assess the effectiveness of our internal control over financial reporting, or once we are no longer an emerging growth company, our independent registered public accounting firm cannot provide an unqualified attestation report on the effectiveness of our internal control over financial reporting, investor confidence and, in turn, the market price of our common stock could decline.

Upon the completion of the Spin-Off, Ensign will be obligated to provide certain transition services to us pursuant to the Transition Services Agreement, which will allow us time, if necessary, to build the infrastructure and retain the personnel necessary to operate as a separate and independent publicly traded company without relying on such transition services. Following the expiration of the Transition Services Agreement, Ensign will be under no obligation to provide further assistance to us. Because our business has not been operated as a separate and independent publicly traded company, we cannot assure you that we will be able to successfully implement the infrastructure or retain the personnel necessary to operate as a separate and independent publicly traded company or that we will not incur costs in excess of anticipated costs to establish such infrastructure and retain such personnel.

If the Spin-Off were to fail to qualify as a tax-free transaction for U.S. federal income tax purposes, Ensign, Ensign stockholders and we could be subject to significant tax liabilities and, in certain circumstances, we could be required to indemnify Ensign for material taxes pursuant to indemnification obligations under the Tax Matters Agreement that we will enter into with Ensign.

Ensign has received the IRS Ruling, which provides substantially to the effect that, on the basis of certain facts presented and representations and assumptions set forth in the request submitted to the IRS, the Spin-Off will qualify as tax-free under Sections 368(a)(1)(D) and 355 of the Code. The IRS Ruling does not address certain requirements for tax-free treatment of the Spin-Off under Section 355 of the Code, and Ensign expects to receive a Tax Opinion, substantially to the effect that, with respect to such requirements on which the IRS will not rule, such requirements will be satisfied. The IRS Ruling, and the Tax Opinion that Ensign expects to receive, rely on, among other things, certain facts, representations, assumptions and undertakings, including those relating to the past and future conduct of our and Ensign’s businesses, and the IRS Ruling and the Tax Opinion would not be valid if such facts, representations, assumptions and undertakings were incorrect in any material respect. Notwithstanding the IRS Ruling and the Tax Opinion, the IRS could determine the Spin-Off should be treated as a taxable transaction for U.S. federal income tax purposes if it determines any of the facts, representations, assumptions or undertakings that will be included in the request for the IRS Ruling are false or have been violated or if it disagrees with the conclusions in the opinions that are not covered by the IRS Ruling. For more information regarding the IRS Ruling and the opinion, see “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off.”

If the Spin-Off ultimately is determined to be taxable, then a stockholder of Ensign that received shares of our common stock in the Spin-Off would be treated as having received a distribution of property in an amount equal to the fair market value of such shares on the distribution date and could incur significant income tax liabilities. Such distribution would be taxable to such stockholder as a dividend to the extent of Ensign’s current and accumulated earnings and profits (including earnings and profits resulting from the recognition of gain by Ensign in the Spin-Off). Any amount that exceeded Ensign’s earnings and profits would be treated first as a non-taxable return of capital to the extent of such stockholder’s tax basis in its shares of Ensign stock with any remaining amount being taxed as a capital gain. In addition, if the Spin-Off is determined to be taxable, Ensign would recognize taxable gain in an amount equal to the excess, if any, of the fair market value of the shares of our common stock held by Ensign on the distribution date over Ensign’s tax basis in such shares. Such taxable gain and resulting tax liability would be substantial.

In addition, under the terms of the Tax Matters Agreement that we will enter into with Ensign, we generally will be responsible for any taxes imposed on Ensign that arise from the failure of the Spin-Off to qualify as tax-free for U.S. federal income tax purposes, within the meaning of Sections 368(a)(1)(D) and 355 of the Code, to the extent such failure to qualify is attributable to certain actions, events or transactions relating to our stock, assets or business, or a breach of the relevant representations or any covenants made by us in the Tax Matters Agreement, the materials submitted to the IRS in connection with the request for the IRS Ruling or the representation letter provided in connection with the Tax Opinion relating to the Spin-Off. Our indemnification obligations to Ensign and its subsidiaries, officers and directors will not be limited by any maximum amount. If we are required to indemnify Ensign under the circumstance set forth in the Tax Matters Agreement, we may be subject to substantial tax liabilities. For more information regarding the Tax Matters Agreement, see “Our Relationship with Ensign Following the Spin-Off—Tax Matters Agreement.”

We may not be able to engage in desirable strategic transactions and equity issuances following the Spin-Off because of certain restrictions relating to requirements for tax-free distributions for U.S. federal income tax purposes. In addition, we could be liable for adverse tax consequences resulting from engaging in significant strategic or capital-raising transactions.

Our ability to engage in significant strategic transactions and equity issuances may be limited or restricted after the Spin-Off in order to preserve, for U.S. federal income tax purposes, the tax-free nature of the Spin-Off.

Even if the Spin-Off otherwise qualifies for tax-free treatment under Sections 368(a)(1)(D) and 355 of the Code, it may result in corporate level taxable gain to Ensign under Section 355(e) of the Code if 50% or more, by vote or value, of shares of our stock or Ensign’s stock are acquired or issued as part of a plan or series of related transactions that includes the Spin-Off. The process for determining whether an acquisition or issuance triggering these provisions has occurred is complex, inherently factual and subject to interpretation of the facts and circumstances of a particular case. Any acquisitions or issuances of our stock or Ensign stock within a two-year period after the Spin-Off generally are presumed to be part of such a plan, although we or Ensign, as applicable, may be able to rebut that presumption.

Under the Tax Matters Agreement that we will enter into with Ensign, we also will generally be responsible for any taxes imposed on Ensign that arise from the failure of the Spin-Off to qualify as tax-free for U.S. federal income tax purposes, within the meaning of Sections 368(a)(1)(D) and 355 of the Code, to the extent such failure to qualify is attributable to actions, events or transactions relating to our stock, assets or business, or a breach of the relevant representations or any covenants made by us in the Tax Matters Agreement, the materials submitted to the IRS in connection with the request for the IRS Ruling or the representation letter provided to counsel in connection with the Tax Opinion. For a more detailed description, see “Our Relationship with Ensign Following the Spin-Off—Tax Matters Agreement.”

Our agreements with Ensign may not reflect terms that would have resulted from arm’s-length negotiations with unaffiliated third parties.

The agreements related to the Spin-Off, including the Separation and Distribution Agreement, the Master Leases, the Opportunities Agreement, the Tax Matters Agreement, the Transition Services Agreement and the Employee Matters Agreement, will have been negotiated in the context of the Spin-Off while we are still a wholly owned subsidiary of Ensign. As a result, although those agreements are intended to reflect arm’s-length terms, they may not reflect terms that would have resulted from arm’s-length negotiations between unaffiliated third parties. Conversely, certain agreements related to the Spin-Off may include terms that are more favorable than those that would have resulted from arm’s-length negotiations among unaffiliated third parties. Following expiration of those agreements, we may have to enter into new agreements with unaffiliated third parties, and such agreements may include terms that are less favorable to us. The terms of the agreements being negotiated in the context of the Spin-Off concern, among other things, divisions and allocations of assets and liabilities and rights and obligations, between Ensign and us. For a more detailed description, see “Our Relationship with Ensign Following the Spin-Off.”

Until the Spin-Off occurs, Ensign has the sole discretion to change the terms of the Spin-Off in ways that may be unfavorable to us.

Until the Spin-Off occurs, Ensign’s board of directors will have the sole and absolute discretion to determine and change the terms of the Spin-Off, including the establishment of the record date and distribution date. These changes could be unfavorable to us. In addition, the Spin-Off is subject to the satisfaction or waiver of a number of conditions. For a more detailed description of these conditions, see the section entitled “The Spin-Off—Conditions to the Spin-Off.” We cannot assure you that any or all of these conditions will be met. The fulfillment of the conditions to the Spin-Off will not create any obligation on Ensign’s part to effect the Spin-Off. Ensign’s board of directors may, in its absolute and sole discretion, decide at any time prior to the Spin-Off not to proceed with the Spin-Off.

Ensign Properties’ combined historical financial data and our pro forma combined financial data included in this information statement do not purport to be indicative of the results we would have achieved as a separate and independent publicly traded company and may not be a reliable indicator of future results.

Ensign Properties’ combined historical financial data and our pro forma combined financial data included in this information statement may not reflect our business, financial position or results of operations had we been a separate and independent publicly traded company during the periods presented, or what our business, financial position or results of operations will be in the future when we are a separate and independent publicly traded company. Prior to the Spin-Off, our business will have been operated by Ensign as part of one corporate organization and not operated as a stand-alone company. Because we will not acquire ownership of the entities that own our real estate assets until immediately prior to the Spin-Off, there are no historical financial statements for us as we will exist following the Spin-Off. Significant changes will occur in our cost structure, financing and business operations as a result of our operation as a stand-alone company and the entry into transactions with Ensign that have not existed historically, including the Master Leases.

The pro forma financial data included in this information statement includes adjustments based upon available information that our management believes to be reasonable to reflect these factors. However, the assumptions may change or may be incorrect, and actual results may differ, perhaps significantly. In addition, the pro forma financial data does not include adjustments for estimated general and administrative expenses. For these reasons, our cost structure may be higher and our future financial costs and performance may be worse than the performance implied by the pro forma financial data presented in this information statement. For additional information about the basis of presentation of Ensign Properties’ combined historical financial data and our pro forma combined financial data included in this information statement, see “Financing,” “Capitalization,” “Summary—Summary Historical and Pro Forma Condensed Combined Financial Data,” “CareTrust’s Unaudited Pro Forma Combined Financial Statements,” “Selected Combined Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Ensign Properties’ combined historical financial statements and accompanying notes, included elsewhere in this information statement.

The ownership by our chief executive officer, Gregory K. Stapley, and one of our directors, Christopher R. Christensen, of shares of Ensign common stock may create, or may create the appearance of, conflicts of interest.

Because of their current or former positions with Ensign, our chief executive officer, Gregory K. Stapley, and one of our directors, Christopher R. Christensen, own shares of Ensign common stock. After the Spin-Off, Mr. Stapley and Mr. Christensen will own shares of our common stock and Ensign common stock. Their individual holdings of shares of our common stock and Ensign common stock may be significant compared to their respective total assets. These equity interests may create, or appear to create, conflicts of interest when they are faced with decisions that may not benefit or affect CareTrust and Ensign in the same manner.

After the Spin-Off, Christopher R. Christensen, one of our directors, may have actual or potential conflicts of interest because of his position at Ensign.

After the Spin-Off, Christopher R. Christensen, one of our directors, will continue to serve as the chief executive officer of Ensign as well as a member of Ensign’s board of directors. As a result of Mr. Christensen’s service on our board of directors, transactions between Ensign and CareTrust in an amount in excess of $120,000 will be subject to our policy regarding related party transactions, and will require that Mr. Christensen recuse himself from consideration of such transactions. Although transactions pursuant to the agreements entered into prior to the Spin-Off, such as the Master Leases, will be pre-approved under this policy, new transactions between Ensign and CareTrust, or material changes to these agreements, will be subject to approval under the policy. However, circumstances may arise that are not subject to the policy in which Mr. Christensen will have or appear to have a potential conflict of interest, such as when our or Ensign’s management and directors pursue the same corporate opportunities or face decisions that could have different implications for us and Ensign.

Ensign’s inability to obtain all material authorizations, consents, approvals and clearances of third parties including lenders and U.S. federal, state and local governmental agencies (“Third-Party Approvals”) in connection with the Spin-Off may have a material adverse effect on Ensign’s ability to consummate the Spin-Off.

Ensign may be required, or deem it desirable, to obtain certain Third-Party Approvals to consummate the Spin-Off and the restructuring of Ensign’s business in connection therewith, including consents of mortgage lenders. There is no assurance that Ensign will be able to obtain these Third-Party Approvals. Ensign may decide not to consummate the Spin-Off if it does not receive some or all of these Third-Party Approvals, unless it believes that the inability to obtain one or more Third-Party Approvals would not reasonably be expected to have a material adverse effect on the business, financial position or results of operations of Ensign or us. However, there can be no assurance that such a material adverse effect will not occur.

The Spin-Off could give rise to disputes or other unfavorable effects, which could materially and adversely affect our business, financial position or results of operations.

The Spin-Off may lead to increased operating and other expenses, of both a nonrecurring and a recurring nature, and to changes to certain operations, which expenses or changes could arise pursuant to arrangements made between Ensign and us or could trigger contractual rights of, and obligations to, third parties. Disputes with third parties could also arise out of these transactions, and we could experience unfavorable reactions to the Spin-Off from employees, lenders, ratings agencies, regulators or other interested parties. These increased expenses, changes to operations, disputes with third parties, or other effects could materially and adversely affect our business, financial position or results of operations. In addition, following the completion of the Spin-Off, disputes with Ensign could arise in connection with any of the Master Leases, the Opportunities Agreement, the Separation and Distribution Agreement, the Transition Services Agreement, the Employee Matters Agreement, the Tax Matters Agreement or other agreements.

Our potential indemnification liabilities pursuant to the Separation and Distribution Agreement could materially and adversely affect us.

The Separation and Distribution Agreement between us and Ensign will provide for, among other things, the principal corporate transactions required to effect the Spin-Off, certain conditions to the Spin-Off and provisions governing the relationship between us and Ensign after the Spin-Off. For a description of the Separation and Distribution Agreement, see “Our Relationship with Ensign Following the Spin-Off—Separation and Distribution Agreement.” Among other things, the Separation and Distribution Agreement will provide for indemnification obligations designed to make us financially responsible for substantially all liabilities that may exist relating to or arising out of our business. If we are required to indemnify Ensign under the circumstances set forth in the Separation and Distribution Agreement, we may be subject to substantial liabilities.

In connection with the Spin-Off, Ensign will indemnify us for certain liabilities. However, there can be no assurance that these indemnities will be sufficient to insure us against the full amount of such liabilities, or that Ensign’s ability to satisfy its indemnification obligation will not be impaired in the future.

Pursuant to the Separation and Distribution Agreement, the Tax Matters Agreement and other agreements we will enter into in connection with the Spin-Off, Ensign will agree to indemnify us for certain liabilities. However, third parties could seek to hold us responsible for any of the liabilities that Ensign will agree to retain pursuant to these agreements, and there can be no assurance that Ensign will be able to fully satisfy its indemnification obligations under these agreements. Moreover, even if we ultimately succeed in recovering from Ensign any amounts for which we are held liable, we may be temporarily required to bear these losses while seeking recovery from Ensign.

The Spin-Off may expose us to potential liabilities arising out of state and federal fraudulent conveyance laws.

The Spin-Off and related transactions, including the Purging Distribution, are subject to review under various state and federal fraudulent conveyance laws. Under U.S. federal bankruptcy law and comparable provisions of state fraudulent transfer or conveyance laws, which vary from state to state, the Spin-Off or any of the related transactions could be voided as a fraudulent transfer or conveyance if Ensign (a) distributed property with the intent of hindering, delaying or defrauding creditors or (b) received less than reasonably equivalent value or fair consideration in return for such distribution, and one of the following is also true at the time thereof: (1) Ensign was insolvent or rendered insolvent by reason of the Spin-Off or any related transaction, (2) the Spin-Off or any related transaction left Ensign with an unreasonably small amount of capital or assets to carry on the business, or (3) Ensign intended to, or believed that, it would incur debts beyond its ability to pay as they mature.

As a general matter, value is given under U.S. law for a transfer or an obligation if, in exchange for the transfer or obligation, property is transferred or a valid antecedent debt is secured or satisfied. A debtor will generally not be considered to have received value under U.S. law in connection with a distribution to its stockholders.

We cannot be certain as to the standards a U.S. court would use to determine whether or not Ensign was insolvent at the relevant time. In general, however, a U.S. court would deem an entity insolvent if: (1) the sum of its debts, including contingent and unliquidated liabilities, was greater than the value of its assets, at a fair valuation; (2) the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or (3) it could not pay its debts as they became due.

If a U.S. court were to find that the Spin-Off was a fraudulent transfer or conveyance, a court could void the Spin-Off, require stockholders to return to Ensign some or all of the shares of common stock distributed in the Spin-Off or require stockholders to pay as money damages an equivalent of the value of the shares of common stock at the time of the Spin-Off. If a U.S. court were to find that the Purging Distribution was a fraudulent transfer or conveyance, a court could void the Purging Distribution, require stockholders to return to us some or all of the Purging Distribution or require stockholders to pay as money damages an equivalent of the value of the Purging Distribution. Moreover, stockholders could be required to return any dividends previously paid by us. With respect to any transfers from Ensign to us, if any such transfer was found to be a fraudulent transfer, a court could void the transaction or Ensign could be awarded monetary damages for the difference between the consideration received by Ensign and the fair market value of the transferred property at the time of the Spin-Off.

We are currently subject to applicable requirements of Ensign’s 2013 Corporate Integrity Agreement with the Office of the Inspector General for the U.S. Department of Health and Human Services, and we will remain subject to such requirements following the Spin-Off.

We are currently required to maintain a corporate compliance program pursuant to a corporate integrity agreement (the “CIA”) that Ensign entered into in October 2013 with the Office of the Inspector General of the U.S. Department of Health and Human Services. The CIA requires, among other things, that Ensign and its subsidiaries maintain such corporate compliance programs as part of compliance with various requirements of federal and private healthcare programs. After the Spin-Off, we will remain subject to certain continuing obligations as part of Ensign’s compliance program pursuant to the CIA, including training in Medicare and Medicaid laws for our employees. Failure to timely comply with the applicable terms of the CIA could result in substantial civil or criminal penalties, which could adversely affect our financial condition and results of operations.

RISKS RELATED TO OUR TAXATION AS A REIT

If we do not qualify to be taxed as a REIT, or fail to remain qualified as a REIT, we will be subject to U.S. federal income tax as a regular corporation and could face a substantial tax liability, which would reduce the amount of cash available for distribution to our stockholders.

We intend to operate in a manner that will allow us to qualify to be taxed as a REIT for U.S. federal income tax purposes, which we currently expect to occur commencing with our taxable year ending December 31, 2014. References throughout this document to the “first taxable year” for which we have elected to be taxed as a REIT refer to the taxable year ending December 31, 2014. We expect to receive an opinion of Skadden, Arps, Slate, Meagher & Flom LLP with respect to our qualification as a REIT in connection with this transaction. Investors should be aware, however, that opinions of advisors are not binding on the IRS or any court. The opinion of Skadden, Arps, Slate, Meagher & Flom LLP represents only the view of Skadden, Arps, Slate, Meagher & Flom LLP based on its review and analysis of existing law and on certain representations as to factual matters and covenants made by us, including representations relating to the values of our assets and the sources of our income. The opinion is expressed as of the date issued. Skadden, Arps, Slate, Meagher & Flom LLP will have no obligation to advise us or the holders of our common stock of any subsequent change in the matters stated, represented or assumed or of any subsequent change in applicable law. Furthermore, both the validity of the opinion of Skadden, Arps, Slate, Meagher & Flom LLP and our qualification as a REIT will depend on our satisfaction of certain asset, income, organizational, distribution, stockholder ownership and other requirements on a continuing basis, the results of which will not be monitored by Skadden, Arps, Slate, Meagher & Flom LLP. Our ability to satisfy the asset tests depends upon our analysis of the characterization and fair market values of our assets, some of which are not susceptible to a precise determination, and for which we will not obtain independent appraisals.

If we were to fail to qualify to be taxed as a REIT in any taxable year, we would be subject to U.S. federal income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates, and dividends paid to our stockholders would not be deductible by us in computing our taxable income. Any resulting corporate liability could be substantial and would reduce the amount of cash available for distribution to our stockholders, which in turn could have an adverse impact on the value of our common stock. Unless we were entitled to relief under certain Code provisions, we also would be disqualified from re-electing to be taxed as a REIT for the four taxable years following the year in which we failed to qualify to be taxed as a REIT.

Qualifying as a REIT involves highly technical and complex provisions of the Code.

Qualification as a REIT involves the application of highly technical and complex Code provisions for which only limited judicial and administrative authorities exist. Even a technical or inadvertent violation could jeopardize our REIT qualification. Our qualification as a REIT will depend on our satisfaction of certain asset, income, organizational, distribution, stockholder ownership and other requirements on a continuing basis. In addition, our ability to satisfy the requirements to qualify to be taxed as a REIT may depend in part on the actions of third parties over which we have no control or only limited influence.

Legislative or other actions affecting REITs could have a negative effect on us.

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Department of the Treasury (the “Treasury”). Changes to the tax laws or interpretations thereof, with or without retroactive application, could materially and adversely affect our investors or us. We cannot predict how changes in the tax laws might affect our investors or us. New legislation, Treasury regulations, administrative interpretations or court decisions could significantly and negatively affect our ability to qualify to be taxed as a REIT or the U.S. federal income tax consequences to our investors and us of such qualification.

On February 26, 2014, House Ways and Means Committee Chairman David Camp released a proposal (the “Camp Proposal”) for comprehensive tax reform. The Camp Proposal includes a number of provisions that, if enacted, would have an adverse effect on corporations seeking to make an election to be taxed as a REIT. These include the following: (i) if the stock of a corporation is distributed in a tax-free spin-off under section 355 of the Code, such corporation will not be eligible to make an election to be taxed as a REIT for the ten-year period following the taxable year in which the spin-off occurs, (ii) after the ten-year period, if the corporation elects to be taxed as a REIT, such corporation will be required to recognize certain built-in gains inherent in its property as if all its assets were sold at their fair market value immediately before the close of the taxable year immediately before the corporation became taxed as a REIT, and (iii) any dividend made to satisfy the REIT requirement that a REIT must not have any earnings and profits accumulated during non-REIT years by the end of its first tax year as a REIT must be made in cash instead of cash and stock as is permitted under current law. These provisions, if enacted in their current form, apply to any corporation making an election to be taxed as a REIT on or after February 26, 2014 and to any corporation the stock of which is distributed on or after February 26, 2014 in a tax-free spin-off under section 355 of the Code. If enacted in its current form, the Camp Proposal would materially and adversely affect our ability to make an election to be taxed as a REIT. See “If we do not qualify to be taxed as a REIT, or fail to remain qualified as a REIT, we will be subject to U.S. federal income tax as a regular corporation and could face a substantial tax liability, which would reduce the amount of cash available for distribution to our stockholders.” It is uncertain whether the Camp Proposal, in its current form as it relates to CareTrust, or any other legislation affecting entities desiring to elect REIT status will be enacted and whether any such legislation will apply to CareTrust because of its proposed effective date or otherwise.

We could fail to qualify to be taxed as a REIT if income we receive from Ensign or its subsidiaries is not treated as qualifying income.

Under applicable provisions of the Code, we will not be treated as a REIT unless we satisfy various requirements, including requirements relating to the sources of our gross income. See “U.S. Federal Income Tax Considerations—Taxation of REITs in General—Income Tests.” Rents received or accrued by us from Ensign or its subsidiaries will not be treated as qualifying rent for purposes of these requirements if the Master Leases are not respected as true leases for U.S. federal income tax purposes and are instead treated as service contracts, joint ventures or some other type of arrangement. If the Master Leases are not respected as true leases for U.S. federal income tax purposes, we will likely fail to qualify to be taxed as a REIT.

In addition, subject to certain exceptions, rents received or accrued by us from Ensign or its subsidiaries will not be treated as qualifying rent for purposes of these requirements if we or a beneficial or constructive owner of 10% or more of our stock beneficially or constructively owns 10% or more of the total combined voting power of all classes of Ensign stock entitled to vote or 10% or more of the total value of all classes of Ensign stock. Our charter will provide for restrictions on ownership and transfer of our shares of stock, including restrictions on such ownership or transfer that would cause the rents received or accrued by us from Ensign or its subsidiaries to be treated as non-qualifying rent for purposes of the REIT gross income requirements. The provisions of our charter that will restrict the ownership and transfer of our stock are described in “Description of Our Capital Stock—Restrictions on Transfer and Ownership of CareTrust Stock.” Nevertheless, there can be no assurance that such restrictions will be effective in ensuring that rents received or accrued by us from Ensign or its subsidiaries will not be treated as qualifying rent for purposes of REIT qualification requirements.

Dividends payable by REITs do not qualify for the reduced tax rates available for some dividends.

The maximum U.S. federal income tax rate applicable to income from “qualified dividends” payable by U.S. corporations to U.S. stockholders that are individuals, trusts and estates is currently 20%. Dividends payable by REITs, however, generally are not eligible for the reduced rates. Although these rules do not adversely affect the taxation of REITs, the more favorable rates applicable to regular corporate qualified dividends could cause investors who are individuals, trusts and estates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the stock of REITs, including our stock.

REIT distribution requirements could adversely affect our ability to execute our business plan.

We generally must distribute annually at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gains, in order for us to qualify to be taxed as a REIT (assuming that certain other requirements are also satisfied) so that U.S. federal corporate income tax does not apply to earnings that we distribute. To the extent that we satisfy this distribution requirement and qualify for taxation as a REIT but distribute less than 100% of our REIT taxable income, determined without regard to the dividends paid deduction and including any net capital gains, we will be subject to U.S. federal corporate income tax on our undistributed net taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we distribute to our stockholders in a calendar year is less than a minimum amount specified under U.S. federal income tax laws. We intend to make distributions to our stockholders to comply with the REIT requirements of the Code.

Initially our funds from operations will be generated primarily by rents paid under the Master Leases. From time to time, we may generate taxable income greater than our cash flow as a result of differences in timing between the recognition of taxable income and the actual receipt of cash or the effect of nondeductible capital expenditures, the creation of reserves or required debt or amortization payments. If we do not have other funds available in these situations, we could be required to borrow funds on unfavorable terms, sell assets at disadvantageous prices or distribute amounts that would otherwise be invested in future acquisitions in order to make distributions sufficient to enable us to pay out enough of our taxable income to satisfy the REIT distribution requirement and to avoid being subject to corporate income tax and the 4% excise tax in a particular year. These alternatives could increase our costs or reduce our equity. Thus, compliance with the REIT requirements may hinder our ability to grow, which could adversely affect the value of our common stock.

Even if we remain qualified as a REIT, we may face other tax liabilities that reduce our cash flow.

Even if we remain qualified for taxation as a REIT, we may be subject to certain U.S. federal, state, and local taxes on our income and assets, including taxes on any undistributed income and state or local income, property and transfer taxes. See “U.S. Federal Income Tax Considerations—Taxation of CareTrust.” For example, we may hold some of our assets or conduct certain of our activities through one or more taxable REIT subsidiaries (each, a “TRS”) or other subsidiary corporations that will be subject to U.S. federal, state, and local corporate-level income taxes as regular C corporations. In addition, we may incur a 100% excise tax on transactions with a TRS if they are not conducted on an arm’s-length basis. Any of these taxes would decrease cash available for distribution to our stockholders.

Complying with REIT requirements may cause us to forgo otherwise attractive acquisition opportunities or liquidate otherwise attractive investments.

To qualify to be taxed as a REIT for U.S. federal income tax purposes, we must ensure that, at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and “real estate assets” (as defined in the Code). The remainder of our investments (other than government securities, qualified real estate assets and securities issued by a TRS) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our total assets (other than government securities, qualified real estate assets and securities issued by a TRS) can consist of the securities of any one issuer, and no more than 25% of the value of our total assets can be represented by securities of one or more TRSs. See “U.S. Federal Income Tax Considerations—Taxation of CareTrust.” If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our

REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate or forgo otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders.

In addition to the asset tests set forth above, to qualify to be taxed as a REIT we must continually satisfy tests concerning, among other things, the sources of our income, the amounts we distribute to our stockholders and the ownership of our stock. We may be unable to pursue investments that would be otherwise advantageous to us in order to satisfy the source-of-income or asset-diversification requirements for qualifying as a REIT. Thus, compliance with the REIT requirements may hinder our ability to make certain attractive investments.

Complying with REIT requirements may limit our ability to hedge effectively and may cause us to incur tax liabilities.

The REIT provisions of the Code substantially limit our ability to hedge our assets and liabilities. Income from certain hedging transactions that we may enter into to manage risk of interest rate changes with respect to borrowings made or to be made to acquire or carry real estate assets does not constitute “gross income” for purposes of the 75% or 95% gross income tests that apply to REITs, provided that certain identification requirements are met. To the extent that we enter into other types of hedging transactions or fail to properly identify such transaction as a hedge, the income is likely to be treated as non-qualifying income for purposes of both of the gross income tests. See “U.S. Federal Income Tax Considerations—Taxation of CareTrust.” As a result of these rules, we may be required to limit our use of advantageous hedging techniques or implement those hedges through a TRS. This could increase the cost of our hedging activities because the TRS may be subject to tax on gains or expose us to greater risks associated with changes in interest rates that we would otherwise want to bear. In addition, losses in the TRS will generally not provide any tax benefit, except that such losses could theoretically be carried back or forward against past or future taxable income in the TRS.

Even if we qualify to be taxed as a REIT, we could be subject to tax on any unrealized net built-in gains in our assets held before electing to be treated as a REIT.

Following our REIT election, we will own appreciated assets that were held by a C corporation and will be acquired by us in a transaction in which the adjusted tax basis of the assets in our hands will be determined by reference to the adjusted basis of the assets in the hands of the C corporation. If we dispose of any such appreciated assets during the ten-year period following our qualification as a REIT, we will be subject to tax at the highest corporate tax rates on any gain from such assets to the extent of the excess of the fair market value of the assets on the date that we became a REIT over the adjusted tax basis of such assets on such date, which are referred to as built-in gains. We would be subject to this tax liability even if we qualify and maintain our status as a REIT. Any recognized built-in gain will retain its character as ordinary income or capital gain and will be taken into account in determining REIT taxable income and our distribution requirement. Any tax on the recognized built-in gain will reduce REIT taxable income. We may choose not to sell in a taxable transaction appreciated assets we might otherwise sell during the ten-year period in which the built-in gain tax applies in order to avoid the built-in gain tax. However, there can be no assurances that such a taxable transaction will not occur. If we sell such assets in a taxable transaction, the amount of corporate tax that we will pay will vary depending on the actual amount of net built-in gain or loss present in those assets as of the time we became a REIT. The amount of tax could be significant.

RISKS RELATED TO OUR BUSINESS

We will be dependent on Ensign to make payments to us under the Master Leases, and an event that materially and adversely affects Ensign’s business, financial position or results of operations could materially and adversely affect our business, financial position or results of operations.

Immediately following the Spin-Off, Ensign will be the lessee of substantially all of our properties pursuant to the Master Leases and, therefore, will be the source of substantially all of our revenues. Additionally, because each Master Lease is a triple-net lease, we will depend on Ensign to pay all insurance, taxes, utilities and maintenance and repair expenses in connection with these leased properties and to indemnify, defend and hold us harmless from and against various claims, litigation and liabilities arising in connection with its business. There can be no assurance that Ensign will have sufficient assets, income and access to financing to enable it to satisfy its payment obligations under the Master Leases. The inability or unwillingness of Ensign to meet its rent obligations under the Master Leases could materially adversely affect our business, financial position or results of operations, including our ability to pay dividends to our stockholders as required to maintain our status as a REIT. The inability of Ensign to satisfy its other obligations under the Master Leases, such as the payment of insurance, taxes and utilities, could materially and adversely affect the condition of the leased properties as well as the business, financial position and results of operations of Ensign. For these reasons, if Ensign were to experience a material and adverse effect on its business, financial position or results of operations, our business, financial position or results of operations could also be materially and adversely affected.

Ensign and other healthcare operators to which we lease properties in the future are dependent on the healthcare industry and may be susceptible to the risks associated with healthcare reform, which could materially and adversely affect Ensign’s and our other tenants’ business, financial position or results of operations. In March 2010, the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 (collectively, the “Affordable Care Act”) were signed into law. Together, these two measures make the most sweeping and fundamental changes to the U.S. health care system since the creation of Medicare and Medicaid. These new laws include a large number of health-related provisions, including expanding Medicaid eligibility, requiring most individuals to have health insurance, establishing new regulations on health plans, establishing health insurance exchanges, and modifying certain payment systems to encourage more cost-effective care and a reduction of inefficiencies and waste, including through new tools to address fraud and abuse. Because substantially all of our properties will be used as healthcare properties, we will be impacted by the risks associated with the healthcare industry, including healthcare reform. While the expansion of healthcare coverage may result in some additional demand for services provided by Ensign and its subsidiaries, reimbursement may be lower than the cost required to provide such services, which could materially and adversely affect the ability of Ensign to generate profits and pay rent under the Master Leases.

Due to our dependence on rental payments from Ensign as our primary source of revenues, we may be limited in our ability to enforce our rights under, or to terminate, the Master Leases. Failure by Ensign to comply with the terms of the Master Leases or to comply with the healthcare regulations to which the leased properties are subject could require us to find another lessee for such leased property and there could be a decrease or cessation of rental payments by Ensign. In such event, we may be unable to locate a suitable lessee at similar rental rates or at all, which would have the effect of reducing our rental revenues.

Tenants that fail to comply with the requirements of, or changes to, governmental reimbursement programs such as Medicare or Medicaid, may cease to operate or be unable to meet their financial and other contractual obligations to us.

Ensign and other healthcare operators to which we lease properties in the future are subject to complex federal, state and local laws and regulations relating to governmental healthcare reimbursement programs. See “Business—Government Regulation, Licensing and Enforcement.” For the three months ended March 31, 2014 and for the year ended December 31, 2013, Ensign received 71.1% and 72.2%, respectively, of its revenue from government payors, primarily Medicare and Medicaid. As a result, Ensign is, and future tenants may be, subject to the following risks, among others:

•	statutory and regulatory changes;

•	retroactive rate adjustments;

•	recovery of program overpayments or set-offs;

•	administrative rulings;

•	policy interpretations;

•	payment or other delays by fiscal intermediaries or carriers;

•	government funding restrictions (at a program level or with respect to specific facilities); and

•	interruption or delays in payments due to any ongoing governmental investigations and audits.

Healthcare reimbursement will likely continue to be of significant importance to federal and state authorities. We cannot make any assessment as to the ultimate timing or the effect that any future legislative reforms may have on our tenants’ costs of doing business and on the amount of reimbursement by government and other third-party payors. The failure of Ensign or any of our other tenants to comply with these laws, requirements and regulations could materially and adversely affect their ability to meet their financial and contractual obligations to us.

Tenants that fail to comply with federal, state and local licensure, certification and inspection laws and regulations may cease to operate our healthcare facilities or be unable to meet their financial and other contractual obligations to us.

Ensign and other healthcare operators to which we lease properties in the future are subject to extensive federal, state, local and industry-related licensure, certification and inspection laws, regulations and standards. Our tenants’ failure to comply with any of these laws, regulations or standards could result in loss of accreditation, denial of reimbursement, imposition of fines, suspension or decertification from federal and state healthcare programs, loss of license or closure of the facility. For example, operations at our properties may require a license, registration, certificate of need, provider agreement or certification. Failure of any tenant to obtain, or the loss of, any required license, registration, certificate of need, provider agreement or certification would prevent a facility from operating in the manner intended by such tenant. Additionally, failure of our tenants to generally comply with applicable laws and regulations could adversely affect facilities owned by us, and therefore could materially and adversely affect us. See “Business—Government Regulation, Licensing and Enforcement—Healthcare Licensure and Certificate of Need.”

Our tenants depend on reimbursement from government and other third-party payors; reimbursement rates from such payors may be reduced, which could cause our tenants’ revenues to decline and could affect their ability to meet their obligations to us.

The federal government and a number of states are currently managing budget deficits, which may put pressure on Congress and the states to decrease reimbursement rates for Ensign and other healthcare operators to which we lease properties in the future, with the goal of decreasing state expenditures under Medicaid programs. The need to control Medicaid expenditures may be exacerbated by the potential for increased enrollment in Medicaid due to unemployment and declines in family incomes. These potential reductions could be compounded by the potential for federal cost-cutting efforts that could lead to reductions in reimbursement to our tenants under both the Medicaid and Medicare programs. Potential reductions in Medicaid and Medicare reimbursement to our tenants could reduce the cash flow of our tenants and their ability to meet their obligations to us.

The bankruptcy, insolvency or financial deterioration of our tenants could delay or prevent our ability to collect unpaid rents or require us to find new tenants.

We receive substantially all of our income as rent payments under leases of our properties. We have no control over the success or failure of the businesses of Ensign and other healthcare operators to which we may lease properties in the future and, at any time, any of our tenants may experience a downturn in its business that may weaken its financial condition. As a result, our tenants may fail to make rent payments when due or declare bankruptcy. Any tenant failures to make rent payments when due or tenant bankruptcies could result in the termination of the tenant’s lease and could have a material adverse effect on our business, financial condition and results of operations and our ability to make distributions to our stockholders. This risk is magnified in situations where we lease multiple properties to a single tenant, as a multiple property tenant failure could reduce or eliminate rental revenue from multiple properties.

If tenants are unable to comply with the terms of the leases, we may be forced to modify the leases in ways that are unfavorable to us. Alternatively, the failure of a tenant to perform under a lease could require us to declare a default, repossess the property, find a suitable replacement tenant, hire third-party managers to operate the property or sell the property. There is no assurance that we would be able to lease a property on substantially equivalent or better terms than the prior lease, or at all, find another qualified tenant, successfully reposition the property for other uses or sell the property on terms that are favorable to us. It may be more difficult to find a replacement tenant for a healthcare property than it would be to find a replacement tenant for a general commercial property due to the specialized nature of the business. Even if we are able to find a suitable replacement tenant for a property, transfers of operations of healthcare facilities are subject to regulatory approvals not required for transfers of other types of commercial operations, which may affect our ability to successfully transition a property.

If any lease expires or is terminated, we could be responsible for all of the operating expenses for that property until it is re-leased or sold. If we experience a significant number of un-leased properties, our operating expenses could increase significantly. Any significant increase in our operating costs may have a material adverse effect on our business, financial condition and results of operations, and our ability to make distributions to our stockholders.

If one or more of our tenants files for bankruptcy relief, the U.S. federal Bankruptcy Code provides that a debtor has the option to assume or reject the unexpired lease within a certain period of time. Any bankruptcy filing by or relating to one of our tenants could bar all efforts by us to collect pre-bankruptcy debts from that tenant or seize its property. A tenant bankruptcy could also delay our efforts to collect past due balances under the leases and could ultimately preclude collection of all or a portion of these sums. It is possible that we may recover substantially less than the full value of any unsecured claims we hold, if any, which may have a material adverse effect on our business, financial condition and results of operations, and our ability to make distributions to our stockholders. Furthermore, dealing with a tenant’s bankruptcy or other default may divert management’s attention and cause us to incur substantial legal and other costs.

The geographic concentration of some of our facilities could leave us vulnerable to an economic downturn, regulatory changes or acts of nature in those areas.

Our properties are located in ten different states, with concentrations in Texas and California. The properties in these two states accounted for approximately 31% and 19%, respectively, of the total operational beds and units in our portfolio, as of March 31, 2014, and approximately 26% and 22%, respectively, of our rental income for the three months ended March 31, 2014, and approximately 26% and 22%, respectively, of our rental income for the year ended December 31, 2013. As a result of this concentration, the conditions of local economies and real estate markets, changes in governmental rules, regulations and reimbursement rates or criteria, changes in demographics, state funding, acts of nature and other factors that may result in a decrease in demand and/or reimbursement for skilled nursing services in these states could have a disproportionately adverse effect on our tenants’ revenue, costs and results of operations, which may affect their ability to meet their obligations to us. Our facilities located in Texas are especially susceptible to natural disasters such as hurricanes, tornadoes and flooding, and our facilities located in California are particularly susceptible to natural disasters such as fires, earthquakes and mudslides. These acts of nature may cause disruption to our tenants, their employees and our facilities, which could have an adverse impact on our tenants’ patients and businesses. In order to provide care for their patients, our tenants are dependent on consistent and reliable delivery of food, pharmaceuticals, utilities and other goods to our facilities, and the availability of employees to provide services at the facilities. If the delivery of goods or the ability of employees to reach our facilities were interrupted in any material respect due to a natural disaster or other reasons, it would have a significant impact on our facilities and our tenants’ businesses at those facilities. Furthermore, the impact, or impending threat, of a natural disaster may require that our tenants evacuate one or more facilities, which would be costly and would involve risks, including potentially fatal risks, for their patients. The impact of disasters and similar events is inherently uncertain. Such events could harm our tenants’ patients and employees, severely damage or destroy one or more of our facilities, harm our tenants’ business, reputation and financial performance, or otherwise cause our tenants’ businesses to suffer in ways that we currently cannot predict.

We intend to pursue acquisitions of additional properties and seek other strategic opportunities, which may result in the use of a significant amount of management resources or significant costs, and we may not fully realize the potential benefits of such transactions.

We intend to pursue acquisitions of additional properties and seek acquisitions and other strategic opportunities. Accordingly, we may often be engaged in evaluating potential transactions and other strategic alternatives. In addition, from time to time, we may engage in discussions that may result in one or more transactions. Although there is uncertainty that any of these discussions will result in definitive agreements or the completion of any transaction, we may devote a significant amount of our management resources to such a transaction, which could negatively impact our operations. We may incur significant costs in connection with seeking acquisitions or other strategic opportunities regardless of whether the transaction is completed and in combining our operations if such a transaction is completed. In the event that we consummate an acquisition or strategic alternative in the future, there is no assurance that we would fully realize the potential benefits of such a transaction.

We will operate in a highly competitive industry and face competition from other REITs, investment companies, private equity and hedge fund investors, sovereign funds, healthcare operators, lenders and other investors, some of whom are significantly larger and have greater resources and lower costs of capital. Increased competition will make it more challenging to identify and successfully capitalize on acquisition opportunities that meet our investment objectives. If we cannot identify and purchase a sufficient quantity of suitable properties at favorable prices or if we are unable to finance acquisitions on commercially favorable terms, our business, financial position or results of operations could be materially and adversely affected. Additionally, the fact that we must distribute 90% of our net taxable income in order to maintain our qualification as a REIT may limit our ability to rely upon rental payments from our leased properties or subsequently acquired properties in order to finance acquisitions. As a result, if debt or equity financing is not available on acceptable terms, further acquisitions might be limited or curtailed.

Acquisitions of properties we might seek to acquire entail risks associated with real estate investments generally, including that the investment’s performance will fail to meet expectations or that the tenant, operator or manager will underperform.

Required regulatory approvals can delay or prohibit transfers of our healthcare properties, which could result in periods in which we are unable to receive rent for such properties.

Some of our tenants will be operators of skilled nursing and other healthcare facilities, which operators must be licensed under applicable state law and, depending upon the type of facility, certified or approved as providers under the Medicare and/or Medicaid programs. Prior to the transfer of the operations of such healthcare properties to successor operators, the new operator generally must become licensed under state law and, in certain states, receive change of ownership approvals under certificate of need laws (which provide for a certification that the state has made a determination that a need exists for the beds located on the property) and, if applicable, Medicare and Medicaid provider approvals. If an existing lease is terminated or expires and a new tenant is found, then any delays in the new tenant receiving regulatory approvals from the applicable federal, state or local government agencies, or the inability to receive such approvals, may prolong the period during which we are unable to collect the applicable rent.

We may be required to incur substantial renovation costs to make certain of our healthcare properties suitable for other operators and tenants.

Healthcare facilities are typically highly customized and may not be easily adapted to non-healthcare-related uses. The improvements generally required to conform a property to healthcare use, such as upgrading electrical, gas and plumbing infrastructure, are costly and at times tenant-specific. A new or replacement tenant to operate one or more of our healthcare facilities may require different features in a property, depending on that tenant’s particular operations. If a current tenant is unable to pay rent and vacates a property, we may incur substantial expenditures to modify a property before we are able to secure another tenant. Also, if the property needs to be renovated to accommodate multiple tenants, we may incur substantial expenditures before we are able to release the space. These expenditures or renovations could materially and adversely affect our business, financial condition or results of operations.

We may not be able to sell properties when we desire because real estate investments are relatively illiquid, which could materially and adversely affect our business, financial position or results of operations.

Real estate investments generally cannot be sold quickly. In addition, some of our properties will serve as collateral for our secured debt obligations and cannot readily be sold unless the underlying mortgage indebtedness is concurrently repaid. We may not be able to vary our portfolio promptly in response to changes in the real estate market. A downturn in the real estate market could materially and adversely affect the value of our properties and our ability to sell such properties for acceptable prices or on other acceptable terms. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of a property or portfolio of properties. These factors and any others that would impede our ability to respond to adverse changes in the performance of our properties could materially and adversely affect our business, financial position or results of operations.

Our level of indebtedness could materially and adversely affect our financial position, including reducing funds available for other business purposes and reducing our operational flexibility, and we may have future capital needs and may not be able to obtain additional financing on acceptable terms.

In connection with the Spin-Off, we anticipate that our Operating Partnership will issue up to $260.0 million aggregate principal amount of senior unsecured notes, and will enter into a credit agreement providing for a revolving credit facility in an aggregate principal amount of up to $150.0 million, although we have not yet entered into commitments with respect to such financing arrangements. We expect that approximately $220.8 million of the proceeds from the issuance of the senior unsecured notes will be transferred to Ensign in connection with the Spin-Off. In addition, at the time of the Spin-Off, we anticipate that our subsidiaries will have aggregate mortgage indebtedness to third parties of approximately $99.0 million secured by ten of the facilities to be owned by us following completion of the Spin-Off. Although it is anticipated that our debt agreements will restrict the amount of our indebtedness, we may incur additional indebtedness in the future to refinance our existing indebtedness, refinance mortgages on our properties or to finance newly-acquired properties. Any significant additional indebtedness could require a substantial portion of our cash flow to make interest and principal payments due on our indebtedness. Greater demands on our cash resources may reduce funds available to us to pay dividends, make capital expenditures and acquisitions, or carry out other aspects of our business strategy. Increased indebtedness can also limit our ability to adjust rapidly to changing market conditions, make us more vulnerable to general adverse economic and industry conditions and create competitive disadvantages for us compared to other companies with relatively lower debt levels. Increased future debt service obligations may limit our operational flexibility, including our ability to acquire properties, finance or refinance our properties, contribute properties to joint ventures or sell properties as needed.

Moreover, our ability to obtain additional financing and satisfy our financial obligations under indebtedness outstanding from time to time will depend upon our future operating performance, which is subject to then prevailing general economic and credit market conditions, including interest rate levels and the availability of credit generally, and financial, business and other factors, many of which are beyond our control. A worsening of credit market conditions could materially and adversely affect our ability to obtain financing on favorable terms, if at all.

We may be unable to obtain additional financing or financing on favorable terms or our operating cash flow may be insufficient to satisfy our financial obligations under indebtedness outstanding from time to time (if any). Among other things, the absence of an investment grade credit rating or any credit rating downgrade could increase our financing costs and could limit our access to financing sources. If financing is not available when needed, or is available on unfavorable terms, we may be unable to complete acquisitions or otherwise take advantage of business opportunities or respond to competitive pressures, any of which could materially and adversely affect our business, financial condition and results of operations.

Covenants in our debt agreements may limit our operational flexibility, and a covenant breach or default could materially and adversely affect our business, financial position or results of operations.

The agreements governing our indebtedness are expected to contain customary covenants, which may limit our operational flexibility. The notes are expected to have terms customary for notes of this type, including customary restrictive covenants, redemption and repurchase provisions and events of default; and the revolving credit facility is expected to contain customary affirmative and negative covenants, as well as customary events of default. We also anticipate that the revolving credit facility will require us to comply with specified financial maintenance covenants. In addition, mortgages on certain of our properties contain customary covenants such as those that restrict our ability, without the consent of the lender, to further encumber or sell the applicable properties or replace the applicable tenant. Such consent could be difficult or expensive to obtain. Breaches of certain covenants may result in defaults under the mortgages on our properties and cross-defaults under certain of our other indebtedness, even if we satisfy our payment obligations to the respective obligee. In addition, defaults under the Master Leases, including defaults associated with the bankruptcy of the applicable tenants, may result in defaults under the mortgages on certain of our properties and cross-defaults under certain of our other indebtedness.

Covenants that limit our operational flexibility, as well as covenant breaches or defaults under our debt instruments, could materially and adversely affect our business, financial position or results of operations, or our ability to incur additional indebtedness or refinance existing indebtedness.

An increase in market interest rates could increase our interest costs on existing and future debt and could adversely affect our stock price.

If interest rates increase, so could our interest costs for any new debt and our variable rate debt obligations on the revolving credit facility. This increased cost could make the financing of any acquisition more costly, as well as lower our current period earnings. Rising interest rates could limit our ability to refinance existing debt when it matures or cause us to pay higher interest rates upon refinancing. In addition, an increase in interest rates could decrease the access third parties have to credit, thereby decreasing the amount they are willing to pay for our assets and consequently limiting our ability to reposition our portfolio promptly in response to changes in economic or other conditions. Further, the dividend yield on our common stock, as a percentage of the price of such common stock, will influence the price of such common stock. Thus, an increase in market interest rates may lead prospective purchasers of our common stock to expect a higher dividend yield, which could adversely affect the market price of our common stock.

Our charter will restrict the ownership and transfer of our outstanding stock, which may have the effect of delaying, deferring or preventing a transaction or change of control of our company.

In order for us to qualify to be taxed as a REIT, not more than 50% in value of our outstanding shares of stock may be owned, beneficially or constructively, by five or fewer individuals at any time during the last half of each taxable year after our first taxable year as a REIT. Additionally, at least 100 persons must beneficially own our stock during at least 335 days of a taxable year (other than our first taxable year as a REIT). Our charter, with certain exceptions, will authorize our board of directors to take such actions as are necessary and desirable to preserve our qualification as a REIT. Our charter will also provide that, unless exempted by the board of directors, no person may own more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of our common stock, or more than 9.8% in value of the outstanding shares of all classes or series of our stock. See “Description of Our Capital Stock—Restrictions on Transfer and Ownership of CareTrust Stock” and “U.S. Federal Income Tax Considerations.” The constructive ownership rules are complex and may cause shares of stock owned directly or constructively by a group of related individuals or entities to be constructively owned by one individual or entity. These ownership limits could delay or prevent a transaction or a change in control of us that might involve a premium price for shares of our stock or otherwise be in the best interests of our stockholders. The acquisition of less than 9.8% of our outstanding stock by an individual or entity could cause that individual or entity to own constructively in excess of 9.8% in value of our outstanding stock, and thus violate our charter’s ownership limit. Our charter will also prohibit any person from owning shares of our stock that would result in our being “closely held” under Section 856(h) of the Code or otherwise cause us to fail to qualify to be taxed as a REIT. In addition, our charter will provide that (i) no person shall beneficially or constructively own shares of stock to the extent such beneficial or constructive ownership of stock would result in us failing to qualify as a “domestically controlled qualified investment entity” within the meaning of Section 897(h) of the Code, and (ii) no person shall beneficially or constructively own shares of stock to the extent such beneficial or constructive ownership would cause us to own, beneficially or constructively, more than a 9.9% interest (as set forth in Section 856(d)(2)(B) of the Code) in a tenant of our real property. Any attempt to own or transfer shares of our stock in violation of these restrictions may result in the transfer being automatically void.

Maryland law and provisions in our charter and bylaws may delay or prevent takeover attempts by third parties and therefore inhibit our stockholders from realizing a premium on their stock.

Our charter and bylaws will contain, and Maryland law contains, provisions that are intended to deter coercive takeover practices and inadequate takeover bids and to encourage prospective acquirors to negotiate with our board of directors rather than to attempt a hostile takeover. Our charter and bylaws will, among other things (1) contain transfer and ownership restrictions on the percentage by number and value of outstanding shares of our stock that may be owned or acquired by any stockholder; (2) provide that stockholders are not allowed to act by non-unanimous written consent; (3) permit the board of directors, without further action of the stockholders, to amend the charter to increase or decrease the aggregate number of authorized shares or the number of shares of any class or series that we have the authority to issue; (4) permit the board of directors to classify or reclassify any unissued shares of common or preferred stock and set the preferences, rights and other terms of the classified or reclassified shares; (5) permit only the board of directors to amend the bylaws; (6) establish certain advance notice procedures for stockholder proposals, and provide procedures for the nomination of candidates for our board of directors; (7) provide that special meetings of stockholders may only be called by the Company or upon written request of stockholders entitled to be at the meeting; (8) provide that a director may only be removed by stockholders for cause and upon the vote of two-thirds of the outstanding shares of common stock; (9) provide for supermajority approval requirements for amending or repealing certain provisions in our charter; and (10) provide for a classified board of directors of three separate classes with staggered terms.

In addition, specific anti-takeover provisions of the Maryland General Corporation Law (“MGCL”) could make it more difficult for a third party to attempt a hostile takeover. These provisions include:

•	“business combination” provisions that, subject to limitations, prohibit certain business combinations between us and an “interested stockholder” (defined generally as any person who beneficially owns 10% or more of the voting power of our shares or an affiliate thereof) for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter impose special appraisal rights and special stockholder voting requirements on these combinations; and

•	“control share” provisions that provide that “control shares” of our company (defined as shares which, when aggregated with other shares controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of ownership or control of “control shares”) have no voting rights except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares.

We believe these provisions will protect our stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirors to negotiate with our board of directors and by providing our board of directors with more time to assess any acquisition proposal. These provisions are not intended to make us immune from takeovers. However, these provisions will apply even if the offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that our board of directors determines is not in our best interests. These provisions may also prevent or discourage attempts to remove and replace incumbent directors.

If we lose our key management personnel, we may not be able to successfully manage our business and achieve our objectives.

Our success depends in large part upon the leadership and performance of our executive management team, particularly Gregory K. Stapley and other key employees. If we lose the services of Mr. Stapley or any of our other key employees, we may not be able to successfully manage our business or achieve our business objectives.

We or our tenants may experience uninsured or underinsured losses, which could result in a significant loss of the capital we have invested in a property, decrease anticipated future revenues or cause us to incur unanticipated expense.

The Master Leases will require, and new lease agreements that we enter into are expected to require, that the tenant maintain comprehensive liability and hazard insurance, and we will maintain customary insurance for the independent living facilities that we own and operate. However, there are certain types of losses (including, but not limited to, losses arising from environmental conditions or of a catastrophic nature, such as earthquakes, hurricanes and floods) that may be uninsurable or not economically insurable. Insurance coverage may not be sufficient to pay the full current market value or current replacement cost of a loss. Inflation, changes in building codes and ordinances, environmental considerations, and other factors also might make it infeasible to use insurance proceeds to replace the property after such property has been damaged or destroyed. Under such circumstances, the insurance proceeds received might not be adequate to restore the economic position with respect to such property.

If one of our properties experiences a loss that is uninsured or that exceeds policy coverage limits, we could lose the capital invested in the damaged property as well as the anticipated future cash flows from the property. If the damaged property is subject to recourse indebtedness, we could continue to be liable for the indebtedness even if the property is irreparably damaged.

In addition, even if damage to our properties is covered by insurance, a disruption of business caused by a casualty event may result in loss of revenue for our tenants or us. Any business interruption insurance may not fully compensate them or us for such loss of revenue. If one of our tenants experiences such a loss, it may be unable to satisfy its payment obligations to us under its lease with us.

Environmental compliance costs and liabilities associated with real estate properties owned by us may materially impair the value of those investments.

Under various federal, state and local laws, ordinances and regulations, as a current or previous owner of real estate, we may be required to investigate and clean up certain hazardous or toxic substances or petroleum released at a property, and may be held liable to a governmental entity or to third parties for property damage and for investigation and cleanup costs incurred by the third parties in connection with the contamination. In addition, some environmental laws create a lien on the contaminated site in favor of the government for damages and the costs it incurs in connection with the contamination. Ensign does not carry, and following the Spin-Off we do not expect to carry, environmental insurance on our properties. Although we will generally require our tenants, as operators of our healthcare properties, to undertake to indemnify us for environmental liabilities they cause, such liabilities could exceed the financial ability of the tenant to indemnify us or the value of the contaminated property. The presence of contamination or the failure to remediate contamination may materially adversely affect our ability to sell or lease the real estate or to borrow using the real estate as collateral. As the owner of a site, we may also be held liable to third parties for damages and injuries resulting from environmental contamination emanating from the site. Although we will be generally indemnified by our tenants for contamination caused by them, these indemnities may not adequately cover all environmental costs. We may also experience environmental liabilities arising from conditions not known to us.

The impact of healthcare reform legislation on us and our tenants cannot accurately be predicted.

Legislative proposals are introduced or proposed in Congress and in some state legislatures each year that would affect major changes in the healthcare system, either nationally or at the state level. We cannot accurately predict whether any future legislative proposals will be adopted or, if adopted, what effect, if any, these proposals would have on our tenants and, thus, our business.

Notably, in March 2010, President Obama signed into law the Affordable Care Act. The passage of the Affordable Care Act has resulted in comprehensive reform legislation that is expected to expand healthcare coverage to millions of currently uninsured people beginning in 2014 and provide for significant changes to the U.S. healthcare system over the next several years. To help fund this expansion, the Affordable Care Act outlines certain reductions in Medicare reimbursements for various healthcare providers, including long-term acute care hospitals and skilled nursing facilities, as well as certain other changes to Medicare payment methodologies. This comprehensive healthcare legislation provides for extensive future rulemaking by regulatory authorities, and also may be altered or amended. While we can anticipate that some of the rulemaking that will be promulgated by regulatory authorities will affect our tenants and the manner in which they are reimbursed by the federal healthcare programs, we cannot accurately predict today the impact of those regulations on our tenants and, thus, on our business.

The Supreme Court’s decision upholding the constitutionality of the individual mandate while striking down the provisions linking federal funding of state Medicaid programs with a federally mandated expansion of those programs has not reduced the uncertain impact that the law will have on healthcare delivery systems over the next decade. We can expect that the federal authorities will continue to implement the law, but, because of the Supreme Court’s mixed ruling, the implementation will take longer than originally expected, with a commensurate increase in the period of uncertainty regarding the law’s full long term financial impact on the delivery of and payment for healthcare.

Other legislative changes have been proposed and adopted since the Affordable Care Act was enacted, which also may impact our business. For instance, on April 1, 2014, the President signed the Protecting Access to

Medicare Act of 2014, which, among other things, requires the Centers for Medicare & and Medicaid Services (“CMS”) to measure, track, and publish readmission rates of skilled nursing facilities by 2017 and implement a value-based purchasing program for skilled nursing facilities (the “SNF VBP Program”) by October 1, 2018. The SNF VBP Program will increase Medicare reimbursement rates for skilled nursing facilities that achieve certain levels of quality performance measures to be developed by CMS, relative to other facilities. The value-based payments authorized by the SNF VBP Program will be funded by reducing Medicare payment for all SNFs by 2% and redistributing up to 70% of those funds to high-performing skilled nursing facilities. If Medicare reimbursement provided to our healthcare tenants is reduced under the SNF VBP Program, that reduction may have an adverse impact on the ability of our tenants to meet their obligations to us.

RISKS RELATED TO OUR COMMON STOCK

There is no existing market for our common stock and a trading market that will provide you with adequate liquidity may not develop for our common stock. In addition, once our common stock begins trading, the market price and trading volume of our common stock may fluctuate widely.

Ensign currently owns all of the outstanding shares of our common stock, so there is no current trading market for our common stock. Our common stock issued in the Spin-Off will be trading publicly for the first time. We anticipate that a limited market, commonly known as a “when-issued” trading market, will develop shortly before the record date, and that “regular-way” trading in shares of our common stock will begin on the first trading day following the distribution date. However, there can be no assurance that an active trading market for our common stock will develop as a result of the Spin-Off or be sustained in the future. The lack of an active trading market may make it more difficult for you to sell your shares and could lead to our share price being depressed or more volatile.

For many reasons, including the risks identified in this information statement, the market price of our common stock following the Spin-Off may be more volatile than the market price of Ensign common stock before the Spin-Off. These factors may result in short-term or long-term negative pressure on the value of our common stock.

We cannot predict the prices at which our common stock may trade after the Spin-Off. The market price of our common stock may fluctuate significantly, depending upon many factors, some of which may be beyond our control, including, but not limited to:

•	a shift in our investor base;

•	our quarterly or annual earnings, or those of other comparable companies;

•	actual or anticipated fluctuations in our operating results;

•	our ability to obtain financing as needed;

•	changes in laws and regulations affecting our business;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	announcements by us or our competitors of significant investments, acquisitions or dispositions;

•	the failure of securities analysts to cover our common stock after the Spin-Off;

•	changes in earnings estimates by securities analysts or our ability to meet those estimates;

•	the operating performance and stock price of other comparable companies;

•	overall market fluctuations; and

•	general economic conditions and other external factors.

Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the trading price of our common stock.

The combined post-Spin-Off value of Ensign common stock and our common stock may not equal or exceed the pre-Spin-Off value of Ensign common stock.

We cannot assure you that the combined trading prices of Ensign common stock and our common stock after the Spin-Off will be equal to or greater than the trading price of Ensign common stock prior to the Spin-Off. Until the market has fully evaluated the business of Ensign without our business, the price at which Ensign common stock trades may fluctuate more significantly than might otherwise be typical. Similarly, until the market has fully evaluated the stand-alone business of our company, the price at which shares of our common stock trades may fluctuate more significantly than might otherwise be typical, including volatility caused by general market conditions.

Substantial sales of our common stock may occur in connection with the Spin-Off, which could cause the market price of our common stock to decline.

Our common stock that Ensign intends to distribute in the Spin-Off generally may be sold immediately in the public market. Although we have no actual knowledge of any plan or intention on the part of any holder of Ensign common stock to sell our common stock on or after the record date, it is possible that some Ensign stockholders will decide to sell some or all of the shares of our common stock that they receive in the Spin-Off.

In addition, some of the holders of Ensign common stock are index funds tied to stock or investment indices, or are institutional investors bound by various investment guidelines. Companies are generally selected for investment indices, and in some cases selected by institutional investors, based on factors such as market capitalization, industry, trading liquidity and financial condition. As an independent company, we expect to initially have a lower market capitalization than Ensign has today, and our business will differ from the business of Ensign prior to the Spin-Off. As a result, our common stock may not qualify for those investment indices. In addition, our common stock may not meet the investment guidelines of some institutional investors. Consequently, these index funds and institutional investors may have to sell some or all of our common stock they receive in the Spin-Off.

The sale of significant amounts of our common stock, the perception in the market that this will occur or the sale by holders of Ensign common stock that are index funds or institutional investors of some or all of our common stock, may cause the price of our common stock to fall. Any such decline could impair our ability to raise capital through future sales of our common stock. Further, our common stock may not qualify for other investment indices, including indices specific to REITs, and any such failure may discourage new investors from investing in our common stock.

Following the Spin-Off, we will be an emerging growth company and cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

Following the Spin-Off, we will be an emerging growth company as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies. We have elected to take advantage of some of these exemptions and may elect to take advantage of others. If we do take advantage of all of these exemptions, we will not be required to, among other things, (1) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, (2) comply with any new rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (3) comply with any new audit rules adopted by the Public Company Accounting Oversight Board after April 5, 2012 unless the SEC determines otherwise, (4) comply with any new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies under Section 102(b)(1) of the JOBS Act, (5) provide certain disclosure regarding executive compensation required of larger public companies in our periodic reports, proxy statements and registration statements, or (6) hold a nonbinding advisory vote on executive compensation and obtain stockholder approval of any golden parachute payments not previously approved. Accordingly, the information that we provide stockholders in this information statement and in our other filings with the SEC may be different than what is available with respect to other public companies. We cannot predict if investors will find our common stock less attractive if we decide to rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile and adversely affected.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 13(a) of the Exchange Act for complying with new or revised accounting standards applicable to public companies. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of this extended transition period. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates for such new or revised standards. We may elect to comply with public company effective dates at any time, and such election would be irrevocable pursuant to Section 107(b) of the JOBS Act.

We will remain an emerging growth company until the earliest of (1) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion, (2) the date on which we are deemed to be a “large accelerated filer,” as defined in Rule 12b-2 under the Exchange Act or any successor statute, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, (3) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period, and (4) the end of the fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement filed under the Securities Act.

Failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could materially and adversely affect our business and the market price of our common stock.

Under the Sarbanes-Oxley Act, we must maintain effective disclosure controls and procedures and internal control over financial reporting, which require significant resources and management oversight. Internal control over financial reporting is complex and may be revised over time to adapt to changes in our business, or changes in applicable accounting rules. We cannot assure you that our internal control over financial reporting will be effective in the future or that a material weakness will not be discovered with respect to a prior period for which we had previously believed that internal controls were effective. Matters impacting our internal controls may cause us to be unable to report our financial data on a timely basis, or may cause us to restate previously issued financial data, and thereby subject us to adverse regulatory consequences, including sanctions or investigations by the SEC, or violations of applicable stock exchange listing rules. There could also be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. Confidence in the reliability of our financial statements is also likely to suffer if we or our independent registered public accounting firm reports a material weakness in our internal control over financial reporting. This could materially adversely affect us by, for example, leading to a decline in the market price for our comment stock and impairing our ability to raise capital.

As an emerging growth company, we will be excluded from Section 404(b) of the Sarbanes-Oxley Act, which otherwise would have required our auditors to formally attest to and report on the effectiveness of our internal control over financial reporting. If we cannot maintain effective disclosure controls and procedures or favorably assess the effectiveness of our internal control over financial reporting, or once we are no longer an

“emerging growth company,” our independent registered public accounting firm cannot provide an unqualified attestation report on the effectiveness of our internal control over financial reporting, investor confidence and, in turn, the market price of our common stock could decline.

We cannot assure you of our ability to pay dividends in the future.

We expect to make quarterly dividend payments in cash in an amount equal to approximately 80% of our FAD, but in no event will the annual dividend be less than 90% of our REIT taxable income on an annual basis, determined without regard to the dividends paid deduction and excluding any net capital gains. Our ability to pay dividends may be adversely affected by a number of factors, including the risk factors described in this information statement. Dividends will be authorized by our board of directors and declared by us based upon a number of factors, including actual results of operations, restrictions under Maryland law or applicable debt covenants, our financial condition, our taxable income, the annual distribution requirements under the REIT provisions of the Code, our operating expenses and other factors our directors deem relevant. We cannot assure you that we will achieve investment results that will allow us to make a specified level of cash dividends or year-to-year increases in cash dividends in the future.

Furthermore, while we are required to pay dividends in order to maintain our REIT status (as described above under “Risks Related to Our Taxation as a REIT—REIT distribution requirements could adversely affect our ability to execute our business plan”), we may elect not to maintain our REIT status, in which case we would no longer be required to pay such dividends. Moreover, even if we do elect to maintain our REIT status, after completing various procedural steps, we may elect to comply with the applicable distribution requirements by distributing, under certain circumstances, a portion of the required amount in the form of shares of our common stock in lieu of cash. If we elect not to maintain our REIT status or to satisfy any required distributions in shares of common stock in lieu of cash, such action could negatively affect our business and financial condition as well as the market price of our common stock. No assurance can be given that we will pay any dividends on shares of our common stock in the future.

We may issue preferred stock with terms that could dilute the voting power or reduce the value of our common stock.

While we have no specific plan to issue preferred stock, our charter will authorize us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, powers, privileges, preferences, including preferences over our common stock respecting dividends and distributions, terms of redemption and relative participation, optional or other rights, if any, of the shares of each such series of preferred stock and any qualifications, limitations or restrictions thereof, as our board of directors may determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of our common stock. For example, the repurchase or redemption rights or liquidation preferences we could assign to holders of preferred stock could affect the residual value of the common stock. For a more detailed description, see “Description of Our Capital Stock—Preferred Stock.”

ERISA may restrict investments by plans in our common stock.

A plan fiduciary considering an investment in our common stock should consider, among other things, whether such an investment is consistent with the fiduciary obligations under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), including whether such investment might constitute or give rise to a prohibited transaction under ERISA, the Code or any substantially similar federal, state or local law and, if so, whether an exemption from such prohibited transaction rules is available.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this information statement may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Those forward-looking statements include all statements that are not historical statements of fact and those regarding our intent, belief or expectations, including, but not limited to, statements regarding: the anticipated timing, structure, benefits and tax treatment of the Spin-Off; future financing plans, business strategies, growth prospects and operating and financial performance; expectations regarding the making of distributions and the payment of dividends; and compliance with and changes in governmental regulations.

Words such as “anticipate(s),” “expect(s),” “intend(s),” “plan(s),” “believe(s),” “may,” “will,” “would,” “could,” “should,” “seek(s)” and similar expressions, or the negative of these terms, are intended to identify such forward-looking statements. These statements are based on management’s current expectations and beliefs and are subject to a number of risks and uncertainties that could lead to actual results differing materially from those projected, forecasted or expected. Although we believe that the assumptions underlying the forward-looking statements are reasonable, we can give no assurance that our expectations will be attained. Factors which could have a material adverse effect on our operations and future prospects or which could cause actual results to differ materially from our expectations include, but are not limited to:

•	the ability to achieve some or all the benefits that we expect to achieve from the Spin-Off;

•	delays or the nonoccurrence of the consummation of the Spin-Off;

•	the ability and willingness of Ensign to meet and/or perform its obligations under any contractual arrangements that are entered into with us in connection with the Spin-Off, including the Master Leases, and any of its obligations to indemnify, defend and hold us harmless from and against various claims, litigation and liabilities;

•	the ability of Ensign to comply with laws, rules and regulations in the operation of the properties we will lease to it following the Spin-Off;

•	the ability and willingness of our tenants, including Ensign, to renew their leases with us upon their expiration, and the ability to reposition our properties on the same or better terms in the event of nonrenewal or in the event we replace an existing tenant, and obligations, including indemnification obligations, we may incur in connection with the replacement of an existing tenant;

•	the availability of and the ability to identify suitable acquisition opportunities and the ability to acquire and lease the respective properties on favorable terms;

•	the ability to generate sufficient cash flows to service our outstanding indebtedness;

•	access to debt and equity capital markets;

•	fluctuating interest rates;

•	the ability to retain our key management personnel;

•	the ability to qualify or maintain our status as a REIT;

•	changes in the U.S. tax law and other state, federal or local laws, whether or not specific to REITs;

•	other risks inherent in the real estate business, including potential liability relating to environmental matters and illiquidity of real estate investments; and

•	additional factors discussed in the sections entitled “Business,” “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this information statement.

Forward-looking statements speak only as of the date of this information statement. Except in the normal course of our public disclosure obligations, we expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any statement is based.

THE SPIN-OFF

Background of the Spin-Off

On November 7, 2013, the board of directors of Ensign announced a plan to separate its healthcare business and its real estate business into two separate and independent publicly traded companies:

•	Ensign, which will continue to provide healthcare services through its existing operations; and

•	CareTrust, which will own, acquire and lease real estate serving the healthcare industry.

Ensign will accomplish the separation by contributing to CareTrust the entities that own the CareTrust Properties and the entities that operate three independent living facilities, and then distributing all of the outstanding shares of CareTrust to Ensign’s stockholders. Immediately prior to the Spin-Off, CareTrust and Ensign will enter into the Master Leases, under which Ensign will lease CareTrust’s healthcare facilities on a triple-net basis. Ensign and CareTrust will also enter into a number of other agreements to govern the relationship between them following the Spin-Off. See “Our Relationship with Ensign Following the Spin-Off.”

Upon the satisfaction or waiver of the conditions to the Spin-Off, which are described in more detail in “—Conditions to the Spin-Off” below, Ensign will effect the Spin-Off by distributing to Ensign’s stockholders one share of CareTrust common stock for each share of Ensign common stock that they held at the close of business on                     , 2014, the record date for the Spin-Off. We expect the shares of CareTrust common stock to be distributed by Ensign on                     , 2014.

You will not be required to make any payment, surrender or exchange your shares of Ensign common stock or take any other action to receive your shares of our common stock.

CareTrust intends to elect to be taxed and intends to qualify as a REIT for U.S. Federal income tax purposes commencing with its taxable year ending December 31, 2014. In order to comply with certain REIT qualification requirements, CareTrust will declare and distribute a special dividend to its stockholders equal to the amount of accumulated earnings and profits, or “E&P,” allocated to CareTrust in the Spin-Off. We refer to this special dividend as the “Purging Distribution” because it is intended to purge the company of earnings and profits attributable to the period prior to CareTrust’s first taxable year as a REIT. We expect to make the Purging Distribution by December 31, 2014. The total amount of Ensign’s E&P immediately prior to the Spin-Off is expected to be between $350.0 million and $385.0 million. The actual amount of Ensign’s E&P allocated to CareTrust will depend on the final determination of Ensign’s E&P and the relative trading value of CareTrust common stock and Ensign common stock following the Spin-Off. The Purging Distribution will be paid to CareTrust stockholders in a combination of cash and shares of CareTrust common stock with an aggregate value equal to Ensign’s E&P allocated to CareTrust. The portion that will be paid in cash will be determined by CareTrust at the time the dividend is declared, but will be at least 20% and not more than 25% of the total amount paid to all stockholders. See “—The Purging Distribution.”

The Spin-Off is subject to the satisfaction or waiver of certain conditions. Until the Spin-Off has occurred, Ensign has the right to terminate the transaction, even if all of the conditions have been satisfied, if the board of directors of Ensign determines that the Spin-Off is not in the best interests of Ensign and its stockholders or that market conditions or other circumstances are such that the Spin-Off is no longer advisable at that time. We cannot provide any assurances that the Spin-Off will be completed. For a more detailed description of these conditions, see the section entitled “—Conditions to the Spin-Off” below.

Reasons for the Spin-Off

Strategic considerations and the nature of Ensign’s healthcare business currently dictate and limit the size and scope of its real estate business. After the Spin-Off, CareTrust will be able to make decisions regarding the real estate business without regard to the Ensign healthcare business. As a result, CareTrust intends to expand into new geographic areas, acquire properties in different asset classes, diversify its tenant base and reduce its financing costs. At the same time, Ensign expects to realize benefits from being a “pure play”

healthcare operator and intends to continue to pursue its historical growth practices and strategies. As such, management, regulators, market analysts and investors will be able to focus solely on Ensign’s healthcare operations.

Geographic Expansion by CareTrust

Ensign’s business model is focused on, among other things, operating its healthcare business using a “cluster” system, pursuant to which groups of geographically-proximate operations share clinical best practices, real-time financial data, and other resources and information, in order to control costs and improve operating results. In addition, Ensign’s growth strategy into new markets may be affected by the availability of management leadership. In contrast, CareTrust will have the flexibility to enter geographic markets without facing the same operational considerations Ensign is confronted with as a healthcare operator.

Diversification of CareTrust Asset Classes

CareTrust intends to pursue opportunities with respect to both performing and nonperforming properties. Ensign primarily acquires skilled nursing and assisted living facilities that it will operate, occasionally acquiring non-healthcare independent living properties either (1) as part of a larger portfolio containing skilled nursing and/or assisted living facilities, or (2) with a view toward converting such properties to assisted living facilities. Following the Spin-Off, CareTrust, as a real estate company, will have the flexibility to choose which markets, asset classes and prospective tenants to pursue based solely on the exigencies and opportunities associated with the real estate business. CareTrust is expected to acquire not only skilled nursing and assisted living properties but also diversify into different property categories, such as medical office buildings, long-term acute care hospitals and inpatient rehabilitation facilities, and expand its portfolio of independent living properties. CareTrust may also engage in an expanded range of real estate related business activities, such as the provision of mortgage financing.

Diversification of Tenant Base

As a stand-alone company, CareTrust will be able, and intends, to take on tenants other than Ensign and divide large portfolios among numerous tenant operators, thus reducing the credit and regulatory risks associated with a single tenant. CareTrust anticipates that, as a real estate company, it will form business relationships with a diverse group of healthcare operators and that these relationships could lead to property acquisition opportunities.

Evaluation of Different Businesses Using Appropriate Operating Metrics

The Spin-Off will allow management, regulators, market analysts and investors to evaluate CareTrust as a stand-alone real estate company, and Ensign as a “pure play” healthcare operator, in each case, using appropriate industry metrics. Thus, we expect the Spin-Off will improve and simplify reporting and transparency in both businesses.

Reduced Risks and Financing Costs of the Real Estate Business

Healthcare companies are subject to unique regulatory, litigation, and reimbursement risks. As a result, healthcare companies generally have a higher cost of capital than real estate companies, and their shares typically trade at a lower earnings multiple. In contrast, CareTrust, which will enter into triple-net leases with its skilled nursing and senior housing tenants, will primarily be subject to simple premises liability risks, and the credit risks associated with its tenants. As CareTrust diversifies both its tenant base and its asset classes, we expect that its aggregate credit risk, regulatory risk and cost of capital may decline.

More Attractive Acquisition and Compensation Currency

The Spin-Off will make CareTrust and Ensign “pure plays” in their respective fields of real estate and healthcare, which should appeal to different groups of potential investors, making it easier and less costly to raise equity capital to advance their business plans. After the Spin-Off, we expect CareTrust and Ensign will be able to use their shares as consideration for acquisitions in a more effective manner with less dilution to existing stockholders. We expect the Spin-Off will also enhance the value and effectiveness of any equity incentive programs at Ensign and CareTrust because any equity (or equity based awards) will be more closely aligned with the performance of each company’s business.

Manner of Effecting the Spin-Off

The general terms and conditions relating to the Spin-Off will be set forth in the Separation and Distribution Agreement between us and Ensign. Under the Separation and Distribution Agreement, the Spin-Off is anticipated to be effective as of                     , 2014.

For each share of Ensign common stock that you owned at the close of business on                     , 2014, the record date, you will receive one share of our common stock on the distribution date. The actual total number of shares of our common stock to be distributed will depend on the number of shares of Ensign common stock outstanding on the record date. The shares of our common stock to be distributed will constitute 100% of the outstanding shares of our common stock.

Neither we nor Ensign will be issuing physical certificates representing shares of our common stock. Instead, if you own Ensign common stock as of the close of business on the record date, the shares of our common stock that you are entitled to receive in the Spin-Off will be issued electronically, as of the distribution date, to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form. A benefit of issuing stock electronically in book-entry form is that there will be none of the physical handling and safekeeping responsibilities that are inherent in owning physical stock certificates.

If you hold physical stock certificates that represent your shares of Ensign common stock and you are the registered holder of the Ensign shares represented by those certificates, the distribution agent will mail you an account statement that reflects the number of shares of our common stock that have been registered in book-entry form in your name. If you have any questions concerning the mechanics of having shares of Ensign common stock registered in book-entry form, you are encouraged to contact The Ensign Group, Inc. c/o Broadridge Corporate Issuer Solutions by mail at P.O. Box 1342 Brentwood, NY 11717, by phone at (800) 733-1121 or by email at shareholder@broadridge.com.

Most Ensign stockholders hold their shares of Ensign common stock through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the stock in “street name” and ownership would be recorded on the bank or brokerage firm’s books. If you hold your Ensign common stock through a bank or brokerage firm, your bank or brokerage firm will credit your account for the shares of our common stock that you are entitled to receive in the Spin-Off. If you have any questions concerning the mechanics of having shares of our common stock held in “street name,” you are encouraged to contact your bank or brokerage firm.

Results of the Spin-Off

After the Spin-Off, we will be a separate and independent publicly traded company. Immediately following the Spin-Off, we expect to have approximately 198 stockholders of record, based on the number of registered stockholders of Ensign common stock on May 6, 2014, and 22,431,318 shares of our common stock outstanding. The actual number of shares to be distributed will be determined on the record date and will reflect any changes in the number of shares of Ensign common stock between May 6, 2014 and the record date. The Spin-Off will not affect the number of outstanding shares of Ensign common stock or any rights of Ensign stockholders.

Prior to the Spin-Off, we and Ensign will enter into the Master Leases, under which Ensign will lease CareTrust’s healthcare facilities on a triple-net basis. Ensign and CareTrust will also enter into a number of other agreements to govern their relationship following the Spin-Off, and divide and allocate various assets and liabilities and rights and obligations. For a more detailed description of these agreements, see the section entitled “Our Relationship With Ensign Following the Spin-Off.”

Treatment of Fractional Shares

The transfer agent will not distribute any fractional shares of our common stock in connection with the Spin-Off. Instead, the transfer agent will aggregate all fractional shares of our common stock into whole shares and sell them on the open market at the prevailing market prices on behalf of those registered holders who otherwise would be entitled to receive a fractional share. We anticipate that these sales will occur as soon as practicable after the distribution date. The transfer agent will then distribute to such registered holders the aggregate cash proceeds of such sale, in an amount equal to their pro rata share of the total proceeds of those sales. Any applicable expenses, including brokerage fees, will be paid by us. We do not expect the amount of any such fees to be material to us.

If you hold physical stock certificates that represent your shares of Ensign common stock and you are the registered holder of the Ensign shares represented by those certificates, your check for any cash that you may be entitled to receive instead of fractional shares of our common stock will be mailed to you separately. If you hold your shares of Ensign common stock through a bank or brokerage firm, your bank or brokerage firm will receive, on your behalf, your pro rata share of the aggregate net cash proceeds from the sales and will electronically credit your account for your share of such proceeds.

Neither we, nor Ensign or the transfer agent, will guarantee any minimum sale price for the fractional shares of our common stock. Neither we nor Ensign will pay any interest on the proceeds from the sale of fractional shares. The receipt of cash in lieu of fractional shares will generally be taxable to the recipient stockholders. Each stockholder entitled to receive cash proceeds from these fractional shares should consult his, her or its own tax advisor as to the stockholder’s particular circumstances. See “—Material U.S. Federal Income Tax Consequences of the Spin-Off.”

Listing and Trading of Our Shares

Ensign currently owns all of the outstanding shares of CareTrust common stock, so there is no current trading market for CareTrust common stock. A condition to the Spin-Off is the listing of our common stock on NASDAQ. We have applied to list our common stock on NASDAQ under the symbol “CTRE.”

Beginning shortly before the record date and continuing up to and including the distribution date, we expect that there will be two markets in Ensign common stock: a “due-bills” market and an “ex-distribution” market. Shares of Ensign common stock that trade on the “due-bills” market will trade with an entitlement to shares of our common stock distributed pursuant to the Spin-Off. Shares that trade on the “ex-distribution” market will trade without an entitlement to shares of our common stock distributed pursuant to the Spin-Off. Therefore, if you own shares of Ensign common stock at the close of business on the record date and sell those shares on the “due-bills” market before the distribution date, you will be selling your right to receive shares of our common stock in connection with the Spin-Off. If you own shares of Ensign common stock at the close of business on the record date and sell those shares on the “ex-distribution” market before the distribution date, you will still receive the shares of our common stock that you would be entitled to receive pursuant to your ownership of the shares of Ensign common stock on the record date.

Furthermore, beginning shortly before the record date and continuing up to and including the distribution date, we expect that a limited market, commonly known as a “when-issued” trading market, will develop in our common stock. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The “when-issued” trading market will be a market for shares of our common stock that will be distributed to Ensign stockholders on the distribution date. If you own shares of Ensign common stock at the close of business on the record date, you will be entitled to shares of our common stock distributed pursuant to the Spin-Off. You may trade this entitlement to shares of our common stock, without trading the shares of Ensign common stock you own, on the “when-issued” market. On the first trading day following the distribution date, “when-issued” trading with respect to our common stock will end and “regular-way” trading will begin.

The Purging Distribution

In order to comply with certain REIT qualification requirements, CareTrust will declare and distribute a special dividend to its stockholders equal to the amount of accumulated earnings and profits, or “E&P,” allocated to CareTrust in the Spin-Off. We refer to this special dividend as the “Purging Distribution” because it is intended to purge the company of earnings and profits attributable to the period prior to CareTrust’s first taxable year as a REIT. The amount of accumulated earnings and profits allocated to CareTrust in the Spin-Off will be based on applicable tax principles and will not correspond to retained earnings in historical financial statements because of differences between tax and book income and expenses. Ensign will allocate its accumulated earnings and profits for periods prior to the Spin-Off between Ensign and CareTrust in a manner that, in its best judgment, is in accordance with the provisions of the Code. We expect to make the Purging Distribution by December 31, 2014.

The total amount of Ensign’s E&P immediately prior to the Spin-Off is expected to be between $350.0 million and $385.0 million. The actual amount of Ensign’s E&P allocated to CareTrust will depend on the final determination of Ensign’s E&P and the relative trading value of CareTrust common stock and Ensign common stock following the Spin-Off. The Purging Distribution will be paid to CareTrust stockholders in a combination of cash and shares of CareTrust common stock with an aggregate value equal to Ensign’s E&P allocated to CareTrust. The portion that will be paid in cash will be determined by CareTrust at the time the dividend is declared, but will be at least 20% and not more than 25% of the total amount paid to all stockholders. After the dividend is declared, each CareTrust stockholder will have an opportunity to elect to receive the entire dividend in either cash or stock. If too many stockholders elect cash, cash will be allocated among those stockholders on a pro rata basis and the balance paid to them in shares. If too many stockholders elect shares, then cash will be allocated among those stockholders on a pro rata basis. The number of shares of stock issued in the Purging Distribution will be determined based on the market price of our stock.

Ensign has received the IRS Ruling, which addresses, in addition to the treatment of the Spin-Off, certain issues relevant to CareTrust’s payment of the Purging Distribution in a combination of cash and CareTrust common stock. In general, the IRS Ruling provides, subject to the terms and conditions contained therein, that (1) any and all of the cash and stock distributed by CareTrust to its stockholders as part of the Purging Distribution will be treated as a distribution of property with respect to CareTrust stock, and as a dividend to the extent of CareTrust’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) and (2) the amount of any distribution of stock received by any of CareTrust’s stockholders as part of the Purging Distribution will be considered to equal the amount of the money which could have been received instead. In the Purging Distribution, a holder of CareTrust common stock will be required to report dividend income as a result of the Purging Distribution even if CareTrust distributes no cash or only nominal amounts of cash to such stockholder.

You are urged to consult with your tax advisor as to the particular tax consequences of the Purging Distribution to you, including the applicability of any U.S. federal, state and local and non-U.S. tax laws.

Material U.S. Federal Income Tax Consequences of the Spin-Off

The following is a summary of the material U.S. federal income tax consequences to Ensign and to the holders of shares of Ensign common stock in connection with the Spin-Off. This summary is based on the Code, the Treasury Regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect as of the date of this information statement and all of which are subject to differing interpretations and may change at any time, possibly with retroactive effect. Any such change could affect the tax consequences described below. This summary assumes that the Spin-Off will be consummated in accordance with the Separation and Distribution Agreement and as described in this information statement.

Except as specifically described below, this summary is limited to holders of shares of Ensign common stock that are U.S. Holders, as defined immediately below. For purposes of this summary, a U.S. Holder is a beneficial owner of Ensign common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the U.S.;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the U.S. or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if (1) a court within the U.S. is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (2) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable Treasury Regulations.

This summary also does not discuss all tax considerations that may be relevant to stockholders in light of their particular circumstances, nor does it address the consequences to stockholders subject to special treatment under the U.S. federal income tax laws, such as:

•	dealers or traders in securities or currencies;

•	tax-exempt entities;

•	cooperatives;

•	banks, trusts, financial institutions, or insurance companies;

•	persons who acquired shares of Ensign common stock pursuant to the exercise of employee stock options or otherwise as compensation;

•	stockholders who own, or are deemed to own, at least 10% or more, by voting power or value, of Ensign equity;

•	holders owning Ensign common stock as part of a position in a straddle or as part of a hedging, conversion, constructive sale, synthetic security, integrated investment, or other risk reduction transaction for U.S. federal income tax purposes;

•	certain former citizens or former long-term residents of the U.S.;

•	holders who are subject to the alternative minimum tax; or

•	persons that own Ensign common stock through partnerships or other pass-through entities.

This summary does not address the U.S. federal income tax consequences to Ensign stockholders who do not hold shares of Ensign common stock as a capital asset. Moreover, this summary does not address any state, local, or foreign tax consequences or any estate, gift or other non-income tax consequences.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds shares of Ensign common stock, the tax treatment of a partner in that partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership is urged to consult its tax advisor as to the tax consequences of the Spin-Off.

YOU ARE URGED TO CONSULT WITH YOUR TAX ADVISOR AS TO THE SPECIFIC U.S. FEDERAL, STATE AND LOCAL, AND NON-U.S. TAX CONSEQUENCES OF THE SPIN-OFF IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES AND THE EFFECT OF POSSIBLE CHANGES IN LAW THAT MIGHT AFFECT THE TAX CONSEQUENCES DESCRIBED IN THIS INFORMATION STATEMENT.

Treatment of the Spin-Off

Ensign has received the IRS Ruling, which provides substantially to the effect that, on the basis of certain facts presented and representations and assumptions set forth in the request submitted to the IRS for such IRS Ruling, the Spin-Off will qualify as tax-free under Sections 368(a)(1)(D) and 355 of the Code. The IRS Ruling does not address certain requirements for tax-free treatment of the Spin-Off under Section 355 of the Code, and Ensign expects to receive the Tax Opinion on certain aspects of the tax treatment of the Spin-Off not addressed by the IRS in the IRS Ruling.

Assuming the Spin-Off qualifies under Sections 368(a)(1)(D) and 355 of the Code, for U.S. federal income tax purposes:

•	no gain or loss will be recognized by Ensign as a result of the Spin-Off;

•	no gain or loss will be recognized by, or be includible in the income of, a holder of Ensign common stock solely as a result of the receipt of our common stock in the Spin-Off;

•	the aggregate tax basis of the shares of Ensign common stock and shares of our common stock, including any fractional share deemed received, in the hands of each Ensign stockholder immediately after the Spin-Off will be the same as the aggregate tax basis of the shares of Ensign common stock held by such holder immediately before the Spin-Off, allocated between the shares of Ensign common stock and shares of our common stock, including any fractional share deemed received, in proportion to their relative fair market values immediately following the Spin-Off;

•	the holding period with respect to shares of our common stock received by Ensign stockholders will include the holding period of their shares of Ensign common stock, provided that such shares of Ensign common stock are held as capital assets immediately following the Spin-Off;

•	Ensign stockholders that have acquired different blocks of Ensign common stock at different times or at different prices are urged to consult their tax advisors regarding the allocation of their aggregate adjusted basis among, and their holding period of, our shares distributed with respect to blocks of Ensign common stock; and

•	a holder of Ensign common stock who receives cash in lieu of a fractional share of our common stock in the Spin-Off will recognize capital gain or loss measured by the difference between the tax basis of the fractional share deemed to be received, as determined above, and the amount of cash received.

Although the IRS Ruling generally is binding on the IRS, the IRS Ruling is based on certain facts and assumptions, and certain representations and undertakings, from Ensign and us that certain necessary conditions to obtain tax-free treatment under the Code have been satisfied. Furthermore, as a result of the IRS’s general ruling policy with respect to distributions under Section 355 of the Code, the IRS will not rule on whether a distribution satisfies certain critical requirements necessary to obtain tax-free treatment under the Code. Specifically, the IRS will not rule that a distribution was effected for a valid business purpose, that a distribution does not constitute a device for the distribution of earnings and profits, or that a distribution is not part of a plan described in Section 355(e) of the Code (as discussed below). Instead, the IRS Ruling is based on representations made to the IRS by Ensign that these requirements have been established. In connection with obtaining the ruling, Ensign expects to obtain the Tax Opinion, which is expected to include a conclusion that the Spin-Off is being effected for a valid business purpose, that the Spin-Off does not constitute a device for the distribution of earnings and profits, and that the Spin-Off is not part of a plan described in Section 355(e) of the Code (as discussed below). The Tax Opinion will be expressed as of the date issued and will not cover subsequent periods, and the Tax Opinion will rely on the IRS Ruling. As a result, the Tax Opinion is not expected to be issued until after the date of this information statement. An opinion of counsel represents counsel’s best legal judgment based on current law and is not binding on the IRS or any court. We cannot assure you that the IRS will agree with the conclusions expected to be set forth in the Tax Opinion, and it is possible that the IRS or another tax authority could adopt a position contrary to one or all of those conclusions and that a court could sustain that contrary position. If any of the facts, representations, assumptions, or undertakings described or made in connection with the IRS Ruling or the Tax Opinion are not correct, are incomplete or have been violated, the IRS Ruling could be revoked retroactively or modified by the IRS, and our ability to rely on the Tax Opinion could be jeopardized. We are not aware of any facts or circumstances, however, that would cause these facts, representations, or assumptions to be untrue or incomplete, or that would cause any of these undertakings to fail to be complied with, in any material respect.

If, notwithstanding the conclusions included in the IRS Ruling and that we expect to be included in the Tax Opinion, it is ultimately determined that the Spin-Off does not qualify as tax-free under Sections 368(a)(1)(D) and 355 of the Code for U.S. federal income tax purposes, then Ensign would recognize gain in an amount equal to the excess, if any, of the fair market value of our common stock distributed to Ensign stockholders on the distribution date over Ensign’s tax basis in such shares. In addition, each Ensign stockholder that receives shares of our common stock in the Spin-Off would be treated as receiving a distribution in an amount equal to the fair market value of our common stock that was distributed to the stockholder, which would generally be taxed as a dividend to the extent of the stockholder’s pro rata share of Ensign’s current and accumulated earnings and profits, including Ensign’s taxable gain, if any, on the Spin-Off, then treated as a non-taxable return of capital to the extent of the stockholder’s basis in the Ensign stock and thereafter treated as capital gain from the sale or exchange of Ensign stock.

Even if the Spin-Off otherwise qualifies for tax-free treatment under Sections 368(a)(1)(D) and 355 of the Code, the Spin-Off may result in corporate level taxable gain to Ensign under Section 355(e) of the Code if 50% or more, by vote or value, of our stock or Ensign stock is treated as acquired or issued as part of a plan or series of related transactions that includes the Spin-Off. If an acquisition or issuance of our stock or Ensign stock triggers the application of Section 355(e) of the Code, Ensign would recognize taxable gain as described above, but the distribution would generally be tax-free to each Ensign stockholder, as described above.

U.S. Treasury regulations require certain U.S. Holders who are “significant distributees” and who receive common stock in the Spin-Off to attach to their U.S. federal income tax returns for the year in which the Spin-Off occurs a statement setting forth certain information with respect to the transaction. Ensign will provide stockholders who receive our common stock in the Spin-Off with the information necessary to comply with such requirement. Holders are urged to consult their tax advisors to determine whether they are significant distributees required to provide the foregoing statement.

Cash in Lieu of Fractional Shares

No fractional shares of our common stock will be distributed to Ensign stockholders in connection with the Spin-Off. All such fractional shares resulting from the Spin-Off will be aggregated and sold by the transfer agent, and the proceeds, if any, less any brokerage commissions or other fees, will be distributed to Ensign stockholders in accordance with their fractional interest in the aggregate number of shares sold. A holder that receives cash in lieu of a fractional share of our common stock as a part of the Spin-Off will generally recognize capital gain or loss measured by the difference between the cash received for such fractional share and the holder’s tax basis in the fractional share determined as described above. Any such capital gain or loss will be long-term capital gain or loss if an Ensign stockholder held such stock for more than one year at the time of the Spin-Off. Long-term capital gains generally are subject to preferential rates of U.S. federal income tax for certain non-corporate U.S. holders (including individuals). The deductibility of capital losses is subject to significant limitations.

Conditions to the Spin-Off

We expect that the Spin-Off will be effective on the distribution date, provided that the following conditions have been satisfied or waived by the board of directors of Ensign:

•	the final approval by the board of directors of Ensign of the Spin-Off and all related transactions (and such approval not having been withdrawn) and determination of the record date;

•	the SEC declaring effective our registration statement on Form 10 under the Exchange Act, and no stop order relating to the registration statement being in effect;

•	the mailing by Ensign of this information statement to record holders of Ensign common stock as of the record date;

•	the IRS Ruling, which provides among other things, that the Spin-Off will qualify as a tax-free transaction for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code, shall not have been revoked or modified in any material respect;

•	the receipt by Ensign of the Tax Opinion, in form and substance satisfactory to Ensign in its sole and absolute discretion, to the effect that certain requirements for tax-free treatment, on which the IRS will not rule, will be satisfied;

•	the receipt by CareTrust of an opinion, in form and substance reasonably satisfactory to CareTrust, to the effect that, commencing with CareTrust’s taxable year ending on December 31, 2014, CareTrust has been organized in conformity with the requirements for qualification as a REIT under the Code, and its proposed method of operation will enable it to meet the requirements for qualification and taxation as a REIT;

•	the receipt by CareTrust and Ensign of an opinion, in form and substance reasonably satisfactory to CareTrust, substantially to the effect that the Master Leases will be respected as “true leases” for U.S. federal income tax purposes with respect to certain facilities;

•	the approval of the listing of our common stock on NASDAQ, subject to official notice of issuance;

•	the completion by CareTrust of the financing transactions described in this information statement and contemplated to occur on or prior to the distribution date, including our Operating Partnership’s issuance of notes, our Operating Partnership’s entry into a revolving credit facility and the incurrence of additional mortgage indebtedness;

•	the transfer by CareTrust to Ensign of a portion of the proceeds from our Operating Partnership’s issuance of notes, and Ensign’s use of a portion of such transferred proceeds to repay certain indebtedness and trade payables;

•	the absence of any order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the Spin-Off or any of the transactions related thereto, including the transfers of assets and liabilities contemplated by the Separation and Distribution Agreement;

•	the absence of any events or developments having occurred prior to the Spin-Off that, in the judgment of the board of directors of Ensign, would result in the Spin-Off having a material adverse effect on Ensign or its stockholders;

•	the adoption by CareTrust of its amended and restated charter and bylaws;

•	the execution by the parties of the Separation and Distribution Agreement and all other ancillary agreements relating to the Spin-Off, including the Master Leases; and

•	Ensign’s receipt of applicable regulatory approvals relating to the Spin-Off.

The fulfillment of the above conditions will not create any obligation on behalf of Ensign to effect the Spin-Off. Until the Spin-Off has occurred, Ensign has the right to terminate the Spin-Off, even if all the conditions have been satisfied, if the board of directors of Ensign determines that the Spin-Off is not in the best interests of Ensign and its stockholders or that market conditions or other circumstances are such that the separation of CareTrust and Ensign is no longer advisable at that time.

Regulatory Approvals

We must complete the necessary registration under U.S. federal securities laws of our common stock, as well as satisfy the applicable NASDAQ listing requirements for such shares. See “—Conditions to the Spin-Off.”

No Appraisal Rights

Ensign stockholders will not have any appraisal rights in connection with the Spin-Off.

Accounting Treatment

At the time of the Spin-Off, the balance sheet of CareTrust will include substantially all of the assets and liabilities associated with Ensign’s real estate business, as well as the assets and liabilities of the three independent living facilities that will be owned and operated by CareTrust. The assets and liabilities of CareTrust will be recorded at their respective historical carrying values at the time of the Spin-Off in accordance with the provisions of FASB ASC 505-60, “Spinoffs and Reverse Spinoffs.”

Financial Advisors

Citigroup Global Markets Inc. and Wells Fargo Securities, LLC are providing financial advice in connection with the Spin-Off. Each was retained in connection with the transaction because of the firm’s familiarity with Ensign’s assets and operations, and the firm’s qualifications and reputation.

Reasons for Furnishing this Information Statement

We are furnishing this information statement solely to provide information to Ensign stockholders who will receive shares of our common stock in the Spin-Off. You should not construe this information statement as an inducement or encouragement to buy, hold or sell any of our securities or any securities of Ensign. We believe that the information contained in this information statement is accurate as of the date set forth on the cover. Changes to the information contained in this information statement may occur after that date, and neither we nor Ensign undertake any obligation to update the information except in the normal course of Ensign’s business and our public disclosure obligations and practices.

DIVIDEND POLICY

We intend to elect to be taxed and intend to qualify as a REIT for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2014. Commencing with our taxable year ending December 31, 2014, we expect to pay dividends in cash in an amount equal to approximately 80% of our FAD for each quarterly period, but in no event will the annual dividend be less than 90% of our REIT taxable income on an annual basis, determined without regard to the dividends paid deduction and excluding any net capital gains. U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, without regard to the deduction for dividends paid and excluding net capital gains, and that it pay regular corporate rates to the extent that it annually distributes less than 100% of its taxable income. For purposes of determining our cash dividends, our FAD will be calculated by starting with the NAREIT definition of funds from operations, which is net income (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from sales of property, plus real estate depreciation. The NAREIT definition will then be adjusted to exclude non-cash expenses such as stock-based compensation expense and amortization of deferred financing costs, resulting in our FAD.

Initially, cash available for distribution to our stockholders will be derived solely from the rental payments under the Master Leases and the income, if any, from operations of our three independent living facilities. All dividends will be made by us at the discretion of our board of directors and will depend on the financial position, results of operations, cash flows, capital requirements, debt covenants (which are expected to include limits on dividends by us), applicable law and other factors as our board of directors deems relevant. Our board of directors has not yet determined when any dividends or distributions will be declared or paid. We cannot guarantee, and there can be no assurance, that we will declare or pay any dividends or distributions.

We currently intend to pay quarterly dividends in cash. For purposes of satisfying the minimum distribution requirement to qualify for and maintain REIT status, our taxable income will be calculated without reference to our cash flow. Consequently, under certain circumstances, we may not have available cash to pay our required distributions and a portion of our distributions may consist of our stock or our debt instruments. In either event, a stockholder of ours will be required to report dividend income as a result of such distributions even though we distributed no cash or only nominal amounts of cash to such stockholder. The IRS has issued private letter rulings to other REITs treating certain distributions that are paid partly in cash and partly in stock as taxable dividends that would satisfy the REIT annual distribution requirement and qualify for the dividends paid deduction for U.S. federal income tax purposes. Those rulings may be relied upon only by taxpayers to whom they were issued, but we could request a similar ruling from the IRS. We cannot rely on the IRS Ruling with respect to the payment of dividends other than the Purging Distribution. Accordingly, it is unclear whether and to what extent we will be able to make taxable dividends (other than the Purging Distribution) payable in-kind. For more information, see “U.S. Federal Income Tax Considerations—Taxation of REITs in General—Annual Distribution Requirements.” We currently believe that we will have sufficient available cash to pay our required distribution for 2014 in cash, but there can be no assurance that this will be the case.

Our dividend policy enables us to review from time to time alternative funding sources to pay our required distributions. We presently anticipate that any future property acquisitions will be financed through the debt we expect to incur in connection with the Spin-Off, other debt financing or the issuance of equity securities. To the extent those funding sources are insufficient to meet our cash needs, or the cost of such financing exceeds the cash flow generated by the acquired properties for any period, cash available for distribution could be reduced. To the extent that our cash available for distribution is less than the amount required to be distributed under the REIT provisions of the Code, we may consider various funding sources to cover any such shortfall, including borrowing under available debt facilities, selling certain of our assets or using a portion of the net proceeds we receive in future offerings. However, the sale of any properties acquired from Ensign in connection with the Spin-Off within the ten-year period following the Spin-Off may subject us to adverse consequences. See “Risk Factors—Risks Related to Our Taxation as a REIT.”

We anticipate that our dividends will generally be taxable as ordinary income to our stockholders, although a portion of the dividends may be designated by us as qualified dividend income or capital gain or may constitute a return of capital. We will furnish annually to each of our stockholders a statement setting forth dividends paid during the preceding year and their characterization as ordinary income, return of capital, qualified dividend income or capital gain. For a more complete discussion of the U.S. federal income tax treatment of distributions to our stockholders, see “U.S. Federal Income Tax Considerations—Taxation of Stockholders—Taxation of Taxable U.S. Stockholders.”

FINANCING

The following summary sets forth information based on our current expectations about the financing arrangements anticipated to be entered into prior to the Spin-Off. However, we have not yet entered into any commitments with respect to such financing arrangements, and, accordingly, the terms of such financing arrangements have not yet been determined, remain under discussion and are subject to change, including as a result of market conditions.

Senior Unsecured Notes Issuance

Prior to the Spin-Off, we anticipate that our Operating Partnership will issue up to $260.0 million aggregate principal amount of senior unsecured notes with a term of seven or eight years. In connection with the Spin-Off, CareTrust will transfer to Ensign approximately $220.8 million of proceeds from the issuance of the notes in order for Ensign to repay certain indebtedness, pay trade payables and, subject to the approval of Ensign’s board of directors, pay up to eight regular quarterly dividends. The amount of proceeds to be transferred to Ensign was determined based on the desired capitalization of Ensign and CareTrust after the Spin-Off. It was not determined based on any appraisal or valuation of the CareTrust Properties. We will use a portion of the proceeds from the notes issuance to pay the Purging Distribution, which we expect to make by December 31, 2014. The remaining proceeds will be available for working capital purposes, to fund acquisitions and for general corporate purposes.

We anticipate that the notes will be guaranteed, jointly and severally, by us, CareTrust GP, LLC and by certain of our Operating Partnership’s subsidiaries. The notes are expected to have terms customary for high yield senior notes of this type, including: customary covenants relating to debt incurrence, maintenance of unencumbered assets, restricted payments, asset sales, transactions with affiliates and merger or sale of all or substantially all of CareTrust’s assets; and customary redemption and repurchase provisions and events of default.

The foregoing summarizes some of the currently expected terms of our notes. However, the foregoing summary does not purport to be complete, and the terms of the notes have not yet been finalized. There may be changes to the expected principal amount and terms of the notes, some of which may be material. Nothing in this summary or otherwise herein shall constitute or be deemed to constitute an offer to sell or the solicitation of an offer to buy the notes.

Revolving Credit Facility

We anticipate that our Operating Partnership will enter into a credit agreement providing for a revolving credit facility in an aggregate principal amount of up to $150.0 million to be provided by a syndicate of banks and other financial institutions. We expect to use borrowings under the revolving credit facility after the Spin-Off for working capital purposes, to fund acquisitions and for general corporate purposes.

We anticipate that, subject to customary conditions, including obtaining commitments and pro forma compliance with the financial maintenance covenants, the Operating Partnership will be able to obtain incremental revolving or term loans under the revolving credit facility in an aggregate amount not to exceed $75.0 million. We do not anticipate there being any commitments to provide such incremental loans upon entering into the revolving credit facility or at the time of the Spin-Off.

We anticipate the interest rates per annum applicable to loans under the revolving credit facility to be, at the Operating Partnership’s option, equal to either a base rate plus a margin ranging from 1.00% to 1.50% per annum or LIBOR plus a margin ranging from 2.00% to 2.50% per annum, based on the debt to asset value ratio of the Operating Partnership and its subsidiaries. In addition, we expect that the Operating Partnership will pay a commitment fee on the unused portion of the commitments under the revolving credit facility that will vary depending on the amount of such unused commitments, and is expected to range from 0.35% to 0.50% per annum.

We anticipate that the revolving credit facility will not be subject to interim amortization. We expect that the Operating Partnership will not be required to repay any loans under the revolving credit facility prior to maturity, other than to the extent the outstanding borrowings exceed the outstanding commitments under the revolving credit facility or to the extent the outstanding borrowings exceed the sum of the borrowing base values attributable to the eligible properties we mortgage as security under the revolving credit facility. We expect that the Operating Partnership will be permitted to prepay all or any portion of the loans under the revolving credit facility prior to maturity without premium or penalty, subject to reimbursement of any LIBOR breakage costs of the lenders.

We anticipate that the revolving credit facility will be guaranteed, jointly and severally, by us and by certain of our Operating Partnership’s wholly owned subsidiaries. The revolving credit facility is expected to contain customary covenants that, among other things, restrict, subject to certain exceptions, the ability of the Operating Partnership and its subsidiaries to grant liens on their assets, incur indebtedness, sell assets, make investments, engage in acquisitions, mergers or consolidations and pay certain dividends and other restricted payments. We also anticipate that the revolving credit facility will require us to comply with financial maintenance covenants to be tested quarterly, consisting of a maximum debt to asset value ratio, a minimum fixed charge coverage ratio and minimum net worth. We anticipate that the revolving credit facility will also contain certain customary events of default. We anticipate that CareTrust will be required to maintain its status as a REIT on and after the effective date of its election to be treated as a REIT.

The revolving credit facility is expected to be secured by certain of our properties, and the amount available to be drawn under the revolving credit facility will be based on the borrowing base values attributed to such mortgaged properties. As of the effective date of the revolving credit facility, we expect the amount available to be drawn thereunder to be approximately $84 million. The revolving credit facility will also be secured by certain personal property of our subsidiaries that have provided mortgages, partnership interests in the Operating Partnership that we own and equity interests in our subsidiaries that guarantee the revolving credit facility.

The foregoing summarizes some of the currently expected terms of our revolving credit facility. However, the foregoing summary does not purport to be complete, and the terms of the revolving credit facility have not yet been finalized. There may be changes to the expected size and other terms of the revolving credit facility, some of which may be material.

Additional Mortgage Indebtedness

Ten of our properties will be subject to existing mortgage indebtedness to General Electric Capital Corporation (“GECC”), which we will assume in connection with the Spin-Off. The outstanding amount of this existing mortgage indebtedness was approximately $48.5 million as of March 31, 2014. Prior to the Spin-Off, we intend to increase the amount of mortgage indebtedness on these same 10 properties with an additional advance from GECC in an amount of approximately $50.5 million. The additional advance is expected to bear interest at a floating rate equal to the 90 day LIBOR plus 3.35%, reset monthly and subject to a LIBOR floor of 0.50%, with monthly principal and interest payments based on a 25 year amortization. The existing mortgage indebtedness will continue to bear interest at the existing interest rates until June 29, 2016, and then will convert to the floating rate described above. The GECC loan, as modified, is expected to have a term of 36 months from the date of the new advance, plus two 12-month extension options, the exercise of which will be conditioned, in each case, on the absence of any then-existing default and the payment of an extension fee equal to 0.25% of the then-outstanding principal balance of the GECC loan. The GECC loan will be prepayable without penalty, in whole or in part, after January 31, 2016.

We anticipate that the GECC mortgage indebtedness will be guaranteed, jointly and severally, by us and by our Operating Partnership, and that the existing guaranty by Ensign will be released in connection with the Spin-Off. The additional mortgage indebtedness is expected to contain customary affirmative and negative covenants, as well as customary events of default. We also anticipate that the mortgage indebtedness will require us to comply with specified financial maintenance covenants.

The foregoing summarizes some of the currently expected terms of the additional mortgage indebtedness. However, the foregoing summary does not purport to be complete, and the terms of the additional mortgage indebtedness have not yet been finalized. There may be changes to the expected principal amount and terms of the indebtedness, some of which may be material.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2014, on a historical basis and on a pro forma basis to give effect to the Spin-Off and the transactions related thereto, including the financing transactions described in this information statement and contemplated to occur on or prior to the distribution date, as if they occurred on March 31, 2014. Explanation of the pro forma adjustments made to Ensign Properties’ combined historical financial statements can be found under “CareTrust’s Unaudited Pro Forma Combined Financial Statements.” The following table should be reviewed in conjunction with “CareTrust’s Unaudited Pro Forma Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Ensign Properties’ combined historical financial statements and accompanying notes included elsewhere in this information statement.

	Historical March 31, 2014	Pro Forma March 31, 2014
	(in thousands)
Cash and cash equivalents	$927	$84,109(1)

Long-term debt, including amounts due within one year(2):
Senior secured term loan	$64,688	$–
Senior secured revolving credit facility	78,700	–
Senior unsecured notes payable	–	260,000
Mortgage notes payable, net of discount	114,100	99,000

Total debt	257,488	359,000
Total equity	172,724	148,902

Total capitalization	$430,212	$507,902

(1)	Does not reflect reduction to cash attributable to the payment of the cash portion of the Purging Distribution, which is expected to be made by December 31, 2014. The total amount of Ensign’s E&P immediately prior to the Spin-Off is expected to be between $350.0 million and $385.0 million. The actual amount of Ensign’s E&P allocated to CareTrust will depend on the final determination of Ensign’s E&P and the relative trading value of CareTrust common stock and Ensign common stock following the Spin-Off. The Purging Distribution will be paid to CareTrust stockholders in a combination of cash and shares of CareTrust common stock with an aggregate value equal to Ensign’s E&P allocated to CareTrust. The portion that will be paid in cash will be determined by CareTrust at the time the dividend is declared, but will be at least 20% and not more than 25% of the total amount paid to all stockholders.
(2)	Prior to the Spin-Off, we anticipate that our Operating Partnership will issue up to $260.0 million aggregate principal amount of senior unsecured notes, and that a portion of the proceeds from such issuance will be transferred to Ensign to repay $64.7 million of outstanding borrowings under the term loan portion of Ensign’s existing senior secured credit facility, $78.7 million of outstanding borrowings under the revolving credit facility portion of Ensign’s existing senior secured credit facility, and $66.2 million of mortgage notes payable. We also anticipate that our Operating Partnership will enter into a credit agreement providing for a revolving credit facility in an aggregate principal amount of up to $150.0 million. Prior to the Spin-Off, we intend to increase the amount of mortgage indebtedness on 10 of our properties by approximately $50.5 million. However, we have not yet entered into any commitments with respect to such financing arrangements, and, accordingly, the terms of such financing arrangements have not yet been determined, remain under discussion and are subject to change, including as a result of market conditions. See “Financing.”

CARETRUST’S UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma combined financial statements present our unaudited pro forma combined income statements for the three months ended March 31, 2014 and for the year ended December 31, 2013, and our unaudited pro forma combined balance sheet as of March 31, 2014, which have been derived from Ensign Properties’ combined historical financial statements included elsewhere in this information statement.

The following unaudited pro forma combined financial statements give effect to the Spin-Off and the related transactions, including: (i) additional rental income associated with new Master Leases between CareTrust and Ensign for the properties that were previously leased under intercompany lease agreements; (ii) the distribution of approximately 22.2 million shares of CareTrust common stock by Ensign to Ensign stockholders; (iii) the anticipated issuance by our Operating Partnership of up to $260.0 million aggregate principal amount of unsecured notes, and the anticipated interest expense related thereto; (iv) the transfer to Ensign of approximately $220.8 million of proceeds from the issuance of the notes in order for Ensign to repay certain indebtedness, pay trade payables and, subject to the approval of Ensign’s board of directors, pay up to eight regular quarterly dividends; (v) the incurrence of an additional $50.5 million of mortgage indebtedness, and the anticipated interest expense related thereto; and (vi) the elimination of income tax provisions in conjunction with the election of REIT status. The unaudited pro forma combined income statements for the three months ended March 31, 2014 and the year ended December 31, 2013 assume the Spin-Off and the related transactions occurred on January 1, 2013. The unaudited pro forma combined balance sheet assumes the Spin-Off and the related transactions occurred on March 31, 2014. The pro forma adjustments are based on currently available information and assumptions we believe are reasonable, factually supportable, directly attributable to our separation from Ensign, and for purposes of the income statement, are expected to have a continuing impact on us.

The historical financial data has been adjusted to give pro forma effect to events that are directly attributable to the transactions described above, have an ongoing effect on our statement of operations and are factually supportable. Our unaudited pro forma combined financial statements and explanatory notes present how our financial statements may have appeared had our capital structure reflected the above transactions as of the dates noted above.

The pro forma adjustments do not reflect the payment of the Purging Distribution, which is expected to be made by December 31, 2014. The total amount of Ensign’s E&P immediately prior to the Spin-Off is expected to be between $350.0 million and $385.0 million. The actual amount of Ensign’s E&P allocated to CareTrust will depend on the final determination of Ensign’s E&P and the relative trading value of CareTrust common stock and Ensign common stock following the Spin-Off. The Purging Distribution will be paid to CareTrust stockholders in a combination of cash and shares of CareTrust common stock with an aggregate value equal to Ensign’s E&P allocated to CareTrust. The portion that will be paid in cash will be determined by CareTrust at the time the dividend is declared, but will be at least 20% and not more than 25% of the total amount distributed to all stockholders.

The pro forma financial results assume that 100% of taxable income has been distributed and that all relevant REIT qualifying tests, as dictated by the Code and IRS rules and interpretations, were met for the entire year.

Our unaudited pro forma combined financial statements were prepared in accordance with Article 11 of Regulation S-X, using the assumptions set forth in the notes to our unaudited pro forma combined financial statements. The following unaudited pro forma combined financial statements are presented for illustrative purposes only and do not purport to reflect the results we may achieve in future periods or the historical results that would have been obtained had the above transactions been completed on January 1, 2013 or as of March 31, 2014, as the case may be. Our unaudited pro forma combined financial statements also do not give effect to the potential impact of current financial conditions, any anticipated synergies, operating efficiencies or cost savings that may result from the transactions described above.

Our unaudited pro forma combined financial statements are derived from and should be read in conjunction with Ensign Properties’ combined historical financial statements and accompanying notes included elsewhere in this information statement.

CARETRUST REIT, INC.

PRO FORMA COMBINED BALANCE SHEET

(Unaudited)

	March 31, 2014
	Historical	Pro Forma Adjustments	Note	Pro Forma Combined
	(in thousands)
Assets:
Real estate investments, net of accumulated depreciation of $104,171 as of March 31, 2014	$431,484	$(11,316)	(1)	$420,168
Cash and cash equivalents	927	303,934	(2)
		(220,752)	(3)	84,109
Accounts receivable	13			13
Prepaid expenses and other assets	1,069	(285)	(3)	784
Deferred tax assets	1,184	(1,184)	(6)	—
Deferred financing costs, net	2,626	6,530	(2)
		(2,364)	(5)	6,792

Total assets	$437,303	$74,563		$511,866

Liabilities and Invested Equity:
Senior unsecured notes payable	$—	$260,000	(2)	$260,000
Mortgage notes payable	114,100	(66,234)	(3)
		50,464	(2)
		670	(7)	99,000
Senior secured term loan	64,688	(64,688)	(3)	—
Senior secured revolving credit facility	78,700	(78,700)	(3)	—
Fair value of interest rate swap	1,631	(1,631)	(3)	—
Accounts payable and accrued liabilities	4,276	(312)	(3)	3,964
Deferred tax liabilities	1,184	(1,184)	(6)	—

Total liabilities	264,579	98,385		362,964

Commitments and contingencies
Equity
Invested capital	174,355	(11,316)	(1)
		(11,103)	(3)
		(2,364)	(5)
		(670)	(7)	148,902
Accumulated other comprehensive loss	(1,631)	1,631	(4)	—

Total equity	172,724	(23,822)		148,902

Total liabilities and equity	$437,303	$74,563		$511,866

See accompanying notes to unaudited pro forma combined financial statements.

CARETRUST REIT, INC.

PRO FORMA COMBINED INCOME STATEMENT

(Unaudited)

	Three Months Ended March 31, 2014
	Historical	Pro Forma Adjustments	Note	Pro Forma Combined
	(in thousands, except per share amounts)
Revenues:

Rental income from Parent	$11,023	$2,977	(8)	$14,000

Tenant reimbursement from Parent	1,262			1,262

Other revenue	587			587

Total revenue	12,872	2,977		15,849

Expenses:

Depreciation and amortization	6,199	(952)	(9)	5,247

Interest expense	3,152	2,464	(10)	5,616

Amortization of deferred financing costs	175	123	(11)	298

Property taxes	1,262			1,262

Acquisition costs	—			—

Operating expenses	543			543

General and administrative	1,904			1,904

Total expenses	13,235	1,635		14,870

(Loss) income before provision for income taxes	(363)	1,342		979

Provision for income taxes	37	(37)	(12)	–

Net (loss) income	$(400)	$1,379		$979

Basic earnings per share				$0.04

Diluted earnings per share				$0.04

Weighted average number of shares outstanding:

Basic		22,168	(13)	22,168

Diluted		22,227	(13)	22,227

See accompanying notes to unaudited pro forma combined financial statements.

CARETRUST REIT, INC.

PRO FORMA COMBINED INCOME STATEMENT

(Unaudited)

	Year Ended December 31, 2013
	Historical	Pro Forma Adjustments	Note	Pro Forma Combined
	(in thousands, except per share amounts)
Revenues:

Rental income from Parent	$41,242	$12,459	(8)	$53,701

Tenant reimbursement from Parent	5,168			5,168

Other revenue	2,386			2,386

Total revenue	48,796	12,459		61,255

Expenses:

Depreciation and amortization	23,418	(3,951)	(9)	19,467

Interest expense	11,948	10,629	(10)	22,577

Amortization of deferred financing costs	699	492	(11)	1,191

Property taxes	5,168			5,168

Acquisition costs	255			255

Operating expenses	2,138			2,138

General and administrative	5,442			5,442

Total expenses	49,068	7,170		56,238

(Loss) income before provision for income taxes	(272)	5,289		5,017

Provision (benefit) for income taxes	123	(123)	(12)	–

Net (loss) income	$(395)	$5,412		$5,017

Basic earnings per share				$0.23

Diluted earnings per share				$0.23

Weighted average number of shares outstanding:

Basic		21,900	(13)	21,900

Diluted		21,955	(13)	21,955

See accompanying notes to unaudited pro forma combined financial statements.

CARETRUST REIT, INC.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

(dollars in thousands)

Pro Forma Adjustments—Balance Sheet

(1)	Reflects certain land, equipment, furniture and fixtures that will not be transferred to CareTrust.

(2)	Reflects the issuance of senior unsecured notes and additional mortgage indebtedness and the issuance costs associated with the notes and mortgage indebtedness and a new $150,000 revolving credit facility:

Issuance of senior unsecured notes	$260,000
Issuance of additional mortgage indebtedness	50,464
Issuance costs of indebtedness and the $150,000 revolving credit facility	(6,530)

Net cash proceeds	$303,934

A  1⁄8% change in the annual interest rate would change our interest expense by approximately $400 annually.

(3)	Reflects the repayment of $210,000 of indebtedness that is included on the balance sheet of the carved-out financial statements of Ensign Properties and the related $3,712 of prepayment penalties and the swap settlement fee associated with the repayment as well as the elimination of related accounts and accrued charges.

Mortgage notes payable	$66,234
Senior secured term loan	64,688
Senior secured revolving credit facility	78,700
Prepaid expenses and other current assets	(285)
Accounts payable and accrued liabilities	312
Invested capital	11,103

Net cash outflow	$220,752

The invested capital adjustment includes the following:

Funds transferred to Ensign in order for Ensign to pay trade payables and up to eight quarterly dividends	$7,391
Prepayment penalties associated with the repayment of debt	2,081
Cash settlement of the interest rate swap	1,631

$11,103

(4)	Reflects the non-cash write-off of certain accounts resulting from the cash settlement of the interest rate swap.

(5)	Reflects the non-cash write-off of deferred financing costs, net associated with the prepayment of certain indebtedness.

(6)	Reflects the elimination of deferred tax assets and liabilities due to our election to be taxed as a REIT.

(7)	Reflects the elimination of the debt discount.

CARETRUST REIT, INC.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

(dollars in thousands)

Pro Forma Adjustments—Income Statement

		Three Months Ended March 31, 2014	Year Ended December 31, 2013
(8)	Reflects additional rental income from subsidiaries of Ensign due to the new Master Leases for properties of Ensign Properties that were previously leased under intercompany lease agreements.

(9)	Represents the adjustment to depreciation expense for certain equipment, furniture and fixtures that will not be transferred to CareTrust.

(10)	Represents the adjustments to interest expense due to the following:

	Senior unsecured notes	$4,062	$16,250
	Additional mortgage debt	486	1,943
	Unused revolving credit facility fee	186	750
	Repayment of certain indebtednesses	(2,270)	(8,314)

	Net increase to interest expense	$2,464	$10,629

(11)	Represents the adjustments to amortization of deferred financing costs due to the following:

	Issuance costs of debt and revolving credit facility	$269	$1,076
	Repayment of certain indebtednesses	(146)	(584)

	Net increase to amortization of deferred financing costs	$123	$492

(12)	Reflects the elimination of the provision (benefit) for income taxes due to election to be taxed as a REIT.

(13)	Reflects the distribution of CareTrust shares by Ensign to Ensign’s stockholders based on a distribution ratio of one for one. The pro forma diluted weighted average shares outstanding take into account the dilutive effect of restricted stock awards.

ENSIGN’S UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma consolidated financial statements present Ensign’s unaudited pro forma consolidated income statements for the year ended December 31, 2013 and the three months ended March 31, 2014, and Ensign’s unaudited pro forma consolidated balance sheet as of March 31, 2014, which have been derived from Ensign’s consolidated historical financial statements that are not included in this information statement.

The following unaudited pro forma consolidated financial statements give effect to the Spin-Off and the related transactions, including: (i) the transfer to us of Ensign’s assets and liabilities that are specifically identifiable or otherwise allocable to us; (ii) the elimination of Ensign’s equity interest in us; and (iii) the removal of certain non-recurring transaction expenses directly related to the Spin-Off. The unaudited pro forma consolidated income statements for the three months ended March 31, 2014 and the year ended December 31, 2013 assume the Spin-Off and the related transactions occurred on January 1, 2013. The unaudited pro forma consolidated balance sheet assumes the Spin-Off and the related transactions occurred on March 31, 2014. The pro forma adjustments are based on currently available information and assumptions we believe are reasonable, factually supportable, directly attributable to our separation from Ensign, and for purposes of the income statement, are expected to have a continuing impact on Ensign.

The historical financial data has been adjusted to give pro forma effect to events that are directly attributable to the transactions described above, have an ongoing effect on Ensign’s statement of operations and are factually supportable. Ensign’s unaudited pro forma consolidated financial statements and explanatory notes present how Ensign’s financial statements may have appeared had its capital structure reflected the above transactions as of the dates noted above.

Ensign’s unaudited pro forma consolidated financial statements were prepared in accordance with Article 11 of Regulation S-X, using the assumptions set forth in the notes to the unaudited pro forma consolidated financial statements. The following unaudited pro forma consolidated financial statements are presented for illustrative purposes only and do not purport to reflect the results Ensign may achieve in future periods or the historical results that would have been obtained had the above transactions been completed on January 1, 2013 or as of March 31, 2014, as the case may be. Ensign’s unaudited pro forma consolidated financial statements also do not give effect to the potential impact of current financial conditions, any anticipated synergies, operating efficiencies or cost savings that may result from the transactions described above.

Ensign’s unaudited pro forma consolidated financial statements are derived from and should be read in conjunction with Ensign’s historical financial statements and accompanying notes that are incorporated by reference into this information statement.

THE ENSIGN GROUP, INC.

UNAUDITED PRO FORMA

CONSOLIDATED BALANCE SHEET

	March 31, 2014
	Historical	Pro Forma Adjustments	Note	Pro Forma Consolidated
	(in thousands)
Assets:
Current assets:
Cash and cash equivalents	$57,469	$(927)	(1)
		7,391	(4)	$63,933
Accounts receivable	120,569	(13)	(1)	120,556
Investments – current	4,521			4,521
Prepaid income taxes	2,665			2,665
Prepaid expenses and other current assets	9,023	(1,069)	(1)	7,954
Deferred tax assets – current	9,221	(1,173)	(1)	8,048

Total current assets	203,468	4,209		207,677
Property and equipment, net	496,618	(420,168)	(1)	76,450
Insurance subsidiary deposits and investment	17,728			17,728
Escrow deposits	3,252			3,252
Deferred tax asset	4,380	(10)	(1)	4,370
Restricted and other assets	8,676	(2,626)	(1)
		825	(5)	6,875
Intangible assets, net	5,650			5,650
Goodwill	23,966			23,966
Other indefinite-lived intangibles	7,740			7,740

Total assets	$771,478	$(417,770)		$353,708

Liabilities and Equity:
Current liabilities
Accounts payable	$26,722	$(2,004)	(1)	$24,718
Accrued wages and related liabilities	40,744	(247)	(1)	40,497
Accrued self-insurance liabilities – current	13,335			13,335
Other accrued liabilities	23,584	(2,036)	(1)	21,548
Current maturities of long-term debt	7,469	(7,469)	(1)	—

Total current liabilities	111,854	(11,756)		100,098

Long-term debt – less current maturities	250,019	(250,019)	(1)	—
Accrued self insurance liabilities – less current portion	32,944			32,944
Fair value of interest rate swap	1,631	(1,631)	(1)	—
Deferred rent and other long-term liabilities	3,222	(1,174)	(1)	2,048

Total liabilities	399,670	(264,580)		135,090

Equity:
Common stock	22			22
Additional paid-in capital	104,229			104,229
Retained earnings	269,459	(154,183)	(2)	115,276
Treasury stock	(1,585)			(1,585)
Accumulated other comprehensive loss	(993)	993	(3)	—

Total Ensign stockholders’ equity	371,132	(153,190)		217,942
Noncontrolling interests	676			676

Total equity	371,808	(153,190)		218,618

Total liabilities and equity	$771,478	$(417,770)		$353,708

See accompanying notes to unaudited pro forma consolidated financial statements.

THE ENSIGN GROUP, INC.

UNAUDITED PRO FORMA

CONSOLIDATED INCOME STATEMENT

	Three Months Ended March 31, 2014
	Historical	Pro Forma Adjustments	Note	Pro Forma Consolidated
	(in thousands, except per share amounts)

Revenue	$239,653	$(587)	(11)	$239,066
Expense:
Cost of services	189,738	(543)	(11)	189,195
Facility rent – cost of services	3,549	14,000	(6)	17,549
General and administrative expense	13,157	(1,590)	(7)	11,567
Depreciation and amortization	8,862	(5,247)	(8)	3,615

Total Expenses	215,306	6,620		221,926
Income from operations	24,347	(7,207)		17,140
Other income (expense):
Interest expense	(3,363)	3,098	(9)	(265)
Interest income	159			159

Other expense, net	(3,204)	3,098		(106)

Income from operations before provision for income taxes	21,143	(4,109)		17,034
Provision (benefit) for income taxes	8,102	(1,635)	(10)	6,467

Net income from continuing operations	13,041	(2,474)		10,567
Less: net income (loss) attributable to noncontrolling interests	(485)			(485)

Net income from continuing operations attributable to Ensign	$13,526	$(2,474)		$11,052

Basic earnings from continuing operations attributable to Ensign per share:	$0.61			$0.50

Diluted earnings from continuing operations attributable to Ensign per share:	$0.60			$0.49

Weighted average number of shares outstanding:
Basic	22,168			22,168

Diluted	22,582			22,582

See accompanying notes to unaudited pro forma consolidated financial statements.

THE ENSIGN GROUP, INC.

UNAUDITED PRO FORMA

CONSOLIDATED INCOME STATEMENT

	Year Ended December 31, 2013
	Historical	Pro Forma Adjustments	Note	Pro Forma Consolidated
	(in thousands, except per share amounts)

Revenue	$904,556	$(2,386)	(11)	$902,170
Expense:
Cost of services	725,989	(2,138)	(11)	723,851
U.S. Government inquiry settlement	33,000			33,000
Facility rent – cost of services	13,613	53,701	(6)	67,314
General and administrative expense	40,103	(4,049)	(7)	36,054
Depreciation and amortization	33,909	(19,467)	(8)	14,442

Total Expenses	846,614	28,047		874,661
Income from operations	57,942	(30,433)		27,509
Other income (expense):
Interest expense	(12,787)	11,732	(9)	(1,055)
Interest income	506			506

Other expense, net	(12,281)	11,732		(549)

Income from operations before provision for income taxes	45,661	(18,701)		26,960
Provision (benefit) for income taxes	20,003	(7,443)	(10)	12,560

Net income from continuing operations	25,658	(11,258)		14,400
Less: net income (loss) attributable to noncontrolling interests	(186)			(186)

Net income from continuing operations attributable to Ensign	$25,844	$(11,258)		$14,586

Basic earnings from continuing operations attributable to Ensign per share:	$1.18			$0.67

Diluted earnings from continuing operations attributable to Ensign per share:	$1.16			$0.65

Weighted average number of shares outstanding:
Basic	21,900			21,900

Diluted	22,364			22,364

See accompanying notes to unaudited pro forma consolidated financial statements.

THE ENSIGN GROUP, INC.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands)

Basis of Presentation

Immediately following the Spin-Off, Ensign will continue to provide healthcare services through its existing operations. The unaudited pro forma consolidated financial statements give effect to the Spin-Off and related transactions as discussed above.

Pro Forma Adjustments

(1)	Removal of assets and liabilities attributable to the entities that own the Ensign Properties and the entities that operate three independent living facilities. These adjustments include:

Assets:
Property and equipment balances, net of certain land, equipment, furniture and fixtures that will not be transferred to CareTrust	$420,168
Cash	927
Accounts receivable	13
Prepaid expenses and other current assets	1,069
Deferred tax assets – current	1,173
Deferred tax assets	10
Restricted and other assets	2,626

Liabilities:
Accounts payable	2,004
Accrued wages and related liabilities	247
Other accrued liabilities	2,036
Current maturities of long-term, debt	7,469
Debt, net of debt discount	250,019
Interest rate swap liability	1,631
Deferred rent and other long-term liabilities	1,174

(2)	Elimination of Ensign’s net equity interest in Ensign Properties resulting from the Spin-Off of assets and liabilities and related transactions.

(3)	To remove the accumulated other comprehensive loss related to the interest rate swap that has been attributed to Ensign Properties debt.

(4)	Reflects cash transferred from CareTrust to Ensign.

(5)	Reflects the issuance cost associated with the new $150,000 revolving credit facility.

(6)	Reflects changes in rent charges resulting from the removal of intercompany rental charges and replacement of such in accordance with the Master Leases.

(7)	Removal of Spin-Off transactional related expenses of $1,590 incurred for the three months ended March 31, 2014 and $4,049 incurred through December 31, 2013, attributable to the entities that own the CareTrust Properties as these amounts have been included in the historical combined income statement of CareTrust.

(8)	To adjust depreciation expense for the property and equipment transferred from Ensign to Ensign Properties, net of certain equipment, furniture and fixtures that will not be transferred.

THE ENSIGN GROUP, INC.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands)

(9)	Represents the adjustments to interest expense due to the following:

	Three Months Ended March 31, 2014	Year Ended December 31, 2013
Indebtedness attributed to the Ensign Properties	$(3,327)	$(12,647)
New revolving credit facility	229	915

Net decrease to interest expense	$(3,098)	$(11,732)

(10)	The pro forma adjustments were tax effected using the statutory tax rate of 39.8%.

(11)	Removal of operations attributed and contributed to Ensign Properties consisting of the operations of the three independent living facilities that Ensign Properties will own and operate following the Spin-Off.

SELECTED COMBINED HISTORICAL FINANCIAL DATA

The following table sets forth the combined historical financial data for Ensign Properties (as described below) on a historical basis. Prior to the Spin-Off, we will not have operated our business separate from Ensign. We use the term “Ensign Properties” to mean the carve-out business of the entities that own the skilled nursing, assisted living and independent living facilities that we will own following the Spin-Off, and the operations of the three independent living facilities that we will operate following the Spin-Off.

The combined historical financial data as of December 31, 2013 and 2012, and for each of the years ended December 31, 2013, 2012 and 2011, has been derived from Ensign Properties’ audited combined financial statements included elsewhere in this information statement. The combined historical financial data as of March 31, 2014, and for the three months ended March 31, 2014 and 2013, has been derived from Ensign Properties’ unaudited condensed combined financial statements included elsewhere in this information statement. Certain information and note disclosures normally included in the annual combined financial statements have been condensed or omitted, as permitted under applicable rules and regulations. Our management believes the assumptions underlying Ensign Properties’ combined financial statements and accompanying notes are reasonable. However, such combined financial statements may not necessarily reflect our financial condition and results of operations in the future, or what they would have been had we been a separate, stand-alone company during the periods presented. The results of operations presented in the combined financial statements are not necessarily representative of operations for the entire year.

The following should be read in conjunction with Ensign Properties’ combined financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” each of which are included elsewhere in this information statement.

	As of or For the Three Months Ended March 31,		As of or For the Year Ended December 31,
	2014	2013	2013	2012	2011
	(in thousands)
Operating data:
Total net revenues	$12,872	$11,336	$48,796	$42,063	$31,941
(Loss) income before income taxes	$(363)	$590	$(272)	$232	$(6,514)
Net (loss) income	$(400)	$568	$(395)	$110	$(5,341)

Balance sheet data:
Total assets	$437,303	$402,338	$430,466	$398,978	$374,466
Mortgage notes payable	$114,100	$117,491	$114,982	$118,317	$99,745
Senior secured term loan	$64,688	$68,438	$65,624	$69,375	$73,125
Senior secured revolving credit facility	$78,700	$20,000	$78,701	$20,000	$15,000
Total equity	$172,724	$189,302	$162,689	$184,548	$179,609

Other financial data:
FFO	$5,799	$6,160	$23,023	$21,213	$11,277
FAD	$5,978	$6,342	$23,740	$21,933	$11,893

(1)

We believe that net income, as defined by GAAP, is the most appropriate earnings measure. We also believe that FFO, as defined by NAREIT, and FAD are important non-GAAP supplemental measures of operating performance for a REIT. FFO is defined as net income computed in accordance with GAAP, excluding gains or losses from real estate dispositions, plus real estate depreciation and amortization and impairment charges. FAD is defined as FFO excluding non-cash expenses such as stock-based compensation expense and amortization of deferred financing costs. We believe that the use of FFO and FAD, combined with the required GAAP presentations, improves the understanding of operating results of REITs among investors and makes comparisons of operating results among such companies more meaningful. We consider FFO and FAD to be useful measures for reviewing comparative operating and financial performance because, by excluding gains or losses from real estate dispositions, impairment charges and real estate depreciation and amortization, and, for FAD, by excluding non-cash expenses such as stock-based compensation expense and amortization of deferred financing costs, FFO and FAD can help investors compare our operating performance between periods and to other REITs. See further discussion of FFO and FAD in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Discussion of Historical Results of Operations of Ensign Properties—Non-GAAP Measurements.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following is a discussion and analysis of (i) our anticipated financial condition immediately following the Spin-Off and (ii) Ensign Properties’ historical results of operations, consisting of the carve-out business of the entities that own the skilled nursing, assisted living and independent living facilities that we will own following the Spin-Off, and the operations of the three independent living facilities that we will operate following the Spin-Off. The following should be read in conjunction with Ensign Properties’ combined financial statements and accompanying notes, as well as our unaudited pro forma combined financial statements and accompanying notes, each of which are included elsewhere in this information statement. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those projected, forecasted or expected in these forward-looking statements as a result of various factors, including those which are discussed below and elsewhere in this information statement. See also “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.” Prior to the Spin-Off, we will not have operated our business separate from Ensign. Ensign Properties’ historical results of operations include the results of operations of the entities that own and operate, as applicable, the properties that Ensign will contribute to us prior to the Spin-Off, and our management believes the assumptions underlying Ensign Properties’ combined financial statements and accompanying notes are reasonable. However, such combined financial statements may not necessarily reflect our financial condition and results of operations in the future, or what they would have been had we been a separate, stand-alone company during the periods presented.

OVERVIEW

At the time of the Spin-Off, CareTrust will hold substantially all of the real property currently owned by Ensign. On a pro forma basis as of March 31, 2014, CareTrust’s initial portfolio consists of 97 skilled nursing, assisted living and independent living facilities. After the Spin-Off, all of these properties will be leased to Ensign on a triple-net basis, except for three independent living facilities that CareTrust will operate. On a pro forma basis as of March 31, 2014, the 94 facilities leased to Ensign have a total of 10,121 operational beds and units and are located in Arizona, California, Colorado, Idaho, Iowa, Nebraska, Nevada, Texas, Utah and Washington, and the three independent living facilities operated by CareTrust have a total of 264 units and are located in Texas and Utah.

Following the Spin-Off, we will be a publicly traded, self-administered, self-managed REIT primarily engaged in the ownership, acquisition and leasing of healthcare-related properties. We expect to generate revenues primarily by leasing healthcare facilities to healthcare operators in triple-net lease arrangements, under which the tenant is solely responsible for the costs related to the property (including property taxes, insurance, and maintenance and repair costs). We intend to conduct and manage our business as one operating segment for internal reporting and internal decision making purposes. We expect to grow our portfolio by pursuing opportunities to acquire additional properties that will be leased to a diverse group of local, regional and national healthcare providers, which may include Ensign, as well as senior housing operators and related businesses. We also anticipate diversifying our portfolio over time, including by acquiring properties in different geographic markets, and in different asset classes.

We intend to elect to be taxed and intend to qualify as a REIT for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2014. We intend to operate through an umbrella partnership, commonly referred to as an UPREIT structure, in which substantially all of our properties and assets will be held through the Operating Partnership. The Operating Partnership is managed by our wholly owned subsidiary, CareTrust GP, LLC, which is the sole general partner of the Operating Partnership. To maintain REIT status, we must meet a number of organizational and operational requirements, including a requirement that we annually distribute to our stockholders at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gains. See “U.S. Federal Income Tax Considerations.”

COMPONENTS OF OUR REVENUES AND EXPENSES FOLLOWING THE SPIN-OFF

Revenues

Following the Spin-Off, our earnings will primarily be attributable to the rental revenue from the lease of our properties to Ensign pursuant to the Master Leases. The Master Leases consist of multiple triple-net leases pursuant to which Ensign is responsible for all facility maintenance and repair, insurance required in connection with the leased properties and the business conducted on the leased properties, taxes levied on or with respect to the leased properties and all utilities and other services necessary or appropriate for the leased properties and the business conducted on the leased properties. The rent will be a fixed component that will be initially set near the time of the Spin-Off. We currently anticipate that the annual revenues from the Master Leases will be approximately $56.0 million during each of the first two years of the Master Leases, which results in a lease coverage ratio of approximately 1.85 based on the aggregate adjusted net operating income (“ANOI”) from the leased properties for the 12 months ended March 31, 2014. We define ANOI as earnings before interest, taxes, depreciation, amortization, and rent. A management fee equal to five percent of gross revenues is included as a reduction to ANOI. Commencing in the third year under the Master Leases, we anticipate that the annual revenues from the Master Leases will be escalated annually by an amount equal to the product of (1) the lesser of the percentage change in the Consumer Price Index (but not less than zero) or 2.5%, and (2) the prior year’s rent.

General and Administrative Expenses

General and administrative costs are expected for items such as compensation costs (including stock based compensation awards), professional services, office costs and other costs associated with administrative activities. To the extent requested by us, Ensign will provide us with certain administrative and support services on a transitional basis pursuant to the Transition Services Agreement. We expect that the fees charged to us for transition services furnished pursuant to the Transition Services Agreement will approximate the actual cost incurred by Ensign in providing such transition services to us for the relevant period.

General and administrative expenses are anticipated to be approximately $4.5 million to $5.0 million in the first year after the Spin-Off, consisting of cash compensation, professional services, administration and other costs and transitional services costs. These amounts were determined based on the experience of management and discussions with outside service providers, consultants and advisors. Non-cash stock-based compensation, incentive-based cash compensation and acquisition costs are not included in these amounts. The details of our future anticipated equity grants and compensation have not yet been determined for our executive officers. The amount of compensation-related expense, including incentive-based cash compensation and non-cash stock compensation expense, actually incurred by us in the first year after the Spin-Off will be based on determinations by our compensation committee following the Spin-Off.

Depreciation and Amortization Expense

We will incur depreciation and amortization expense for the property and equipment transferred to us from Ensign, which is expected to be between $19.0 million and $22.0 million in the first year after the Spin-Off. This amount was determined based on annualizing the depreciation and amortization expense for the three months ended March 31, 2014.

Revenues and Operating Expenses of Our Independent Living Operations

We will own and operate three independent living facilities. We anticipate these three independent living facilities will generate annual net revenues of approximately $2.3 million and incur annual operating expenses of approximately $2.2 million in the first year after the Spin-Off. These amounts were determined based on annualizing the net revenues and operating expenses of these facilities for the three months ended March 31, 2014.

Interest Expense

We will incur interest expense from our borrowing obligations and the amortization of our debt issuance costs related to our indebtedness. Our current estimate of debt outstanding following the Spin-Off is approximately $359.0 million in outstanding borrowings, and annual interest costs of approximately $22.6 million based on a weighted average interest rate of 6.30%. This estimate will vary depending on the actual number of properties that we will own at the time of the Spin-Off and other factors. See “—Liquidity and Capital Resources” below for more information.

DISCUSSION OF HISTORICAL RESULTS OF OPERATIONS OF ENSIGN PROPERTIES

Basis of Presentation

Ensign Properties’ combined financial statements were prepared on a stand-alone basis and were derived from the combined financial statements and accounting records of Ensign. These statements reflect the combined historical financial condition and results of operations of the carve-out business of the entities that own the skilled nursing, assisted living and independent living facilities that we will own following the Spin-Off, and the operations of the three independent living facilities that we will operate following the Spin-Off, in accordance with GAAP. The various entities comprising Ensign Properties are wholly owned subsidiaries of Ensign, and we use the term “Parent” in the tables below to mean Ensign in such capacity.

These financial statements are presented as if such properties had been combined for all periods presented. All intercompany transactions and accounts have been eliminated.

Operating Results

Our primary business following the Spin-Off will consist of acquiring, financing and owning real property to be leased to third party tenants in the healthcare sector. As of March 31, 2014, after giving pro forma effect to the separation of the healthcare operations from the independent living operations at two locations, the 94 facilities leased to Ensign have a total of 10,121 operational beds and units and are located in Arizona, California, Colorado, Idaho, Iowa, Nebraska, Nevada, Texas, Utah and Washington, and the three independent living facilities operated by CareTrust have a total of 264 units and are located in Texas and Utah.

Non-GAAP Measurements

We believe that net income, as defined by GAAP, is the most appropriate earnings measure. We also believe that FFO, as defined by NAREIT, and FAD are important non-GAAP supplemental measures of operating performance for a REIT. Because the historical cost accounting convention used for real estate assets requires straight-line depreciation except on land, such accounting presentation implies that the value of real estate assets diminishes predictably over time. However, since real estate values have historically risen or fallen with market and other conditions, presentations of operating results for a REIT that uses historical cost accounting for depreciation could be less informative. Thus, NAREIT created FFO as a supplemental measure of operating performance for REITs that excludes historical cost depreciation and amortization, among other items, from net income, as defined by GAAP. FFO is defined by NAREIT as net income computed in accordance with GAAP, excluding gains or losses from real estate dispositions, plus real estate depreciation and amortization and impairment charges. We compute FFO in accordance with NAREIT’s definition. FAD is defined as FFO excluding non-cash expenses such as stock-based compensation expense and amortization of deferred financing costs. We believe that the use of FFO and FAD, combined with the required GAAP presentations, improves the understanding of operating results of REITs among investors and makes comparisons of operating results among such companies more meaningful. We consider FFO and FAD to be useful measures for reviewing comparative operating and financial performance because, by excluding gains or losses from real estate dispositions, impairment charges and real estate depreciation and amortization, and, for FAD, by excluding non-cash expenses such as stock-based compensation expense and amortization of deferred financing costs, FFO and FAD can help investors compare our operating performance between periods and to other REITs. While FFO and FAD are relevant and widely used measures of operating performance of REITs, they do not represent cash flows from operations or net income as defined by GAAP and should not be considered an alternative to those measures in evaluating our liquidity or operating performance. FFO and FAD do not purport to be indicative of cash available to fund our future cash requirements. Further, our computation of FFO and FAD may not be comparable to FFO and FAD reported by other REITs that do not define FFO in accordance with the current NAREIT definition or that interpret the current NAREIT definition or define FAD differently than we do.

The following table reconciles our calculations of FFO and FAD to net income, the most directly comparable GAAP financial measure, for the years ended December 31, 2013, 2012, and 2011, for the three months ended March 31, 2014 and 2013 and on a pro forma basis for the three months ended March 31, 2014, and the year ended December 31, 2013:

	For the Three Months Ended March 31,			For the Year Ended December 31,

	Pro Forma 2014	2014	2013	Pro Forma 2013	2013	2012	2011
	(in thousands)
Net income (loss)	$979	$(400)	$570	$5,017	$(395)	$110	$(5,341)
Depreciation and amortization	5,247	6,199	5,590	19,467	23,418	21,103	16,618

FFO	6,226	5,799	6,160	24,484	23,023	21,213	11,277
Stock-based compensation	4	4	7	18	18	15	15
Amortization of deferred financing costs	298	175	175	1,191	699	705	601

FAD	$6,528	$5,978	$6,342	$25,693	$23,740	$21,933	$11,893

See “—Components of Our Revenues and Expenses Following the Spin-Off” for a discussion of our forecasted revenues, general and administrative expenses and interest expense amounts.

Three Months Ended March 31, 2014 Compared to Three Months Ended March 31, 2013

	Three Months Ended March 31,		Increase (Decrease)	Percentage Difference
	2014	2013
	(dollars in thousands)
Revenues:
Rental income from Parent	11,023	9,505	1,518	16%
Tenant reimbursement	1,262	1,219	43	4%
Other revenue	587	612	(25)	-4%
Expenses:
Depreciation and amortization	6,199	5,590	609	11%
Interest expense	3,152	2,892	260	9%
Interest – amortization of deferred financing cost	175	175	—	0%
Property taxes	1,262	1,219	43	4%
Acquisition costs	—	67	(67)	*nm
Operating expenses	543	463	80	17%
General and administrative	1,904	338	1,566	463%
Provision for income taxes	37	22	15	68%

*not meaningful

Rental income from Parent. Rental income was $11.0 million for the three months ended March 31, 2014 compared to $9.5 million for the three months ended March 31, 2013. The $1.5 million increase in rental income is primarily due to an increase of $1.0 million from 10 properties acquired after January 1, 2013.

Depreciation and amortization. Depreciation and amortization expense increased $0.6 million or 11% for the three months ended March 31, 2014 to $6.2 million compared to $5.6 million for the three months ended March 31, 2013. The $0.6 million increase in depreciation and amortization was primarily due to an increase of $0.4 million from 10 properties acquired after January 1, 2013.

Interest Expense. Interest expense increased $0.3 million or 9% for the three months ended March 31, 2014 to $3.2 million compared to $2.9 million for the three months ended March 31, 2013. The increase was due to higher borrowings under our senior secured revolving credit facility, slightly offset by lower interest expense on our mortgage notes payable and senior secured term loan.

General and administrative expense. General and administrative expense increased $1.6 million or 463% for the three months ended March 31, 2014 to $1.9 million compared to $0.3 million for the three months ended March 31, 2013. The $1.6 million net increase is primarily related to legal and other costs related to the Spin-Off.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

	Year Ended December 31,

	2013	2012	Increase (Decrease)	Percentage Difference
	(dollars in thousands)
Revenues:
Rental income from Parent	$41,242	$35,048	$6,194	18%
Tenant reimbursement	5,168	4,470	698	16%
Other revenue	2,386	2,545	(159)	(6%)
Expenses:
Depreciation and amortization	23,418	21,103	2,315	11%
Interest expense	11,948	11,502	446	4%
Interest - amortization of deferred financing costs	699	705	(6)	(1%)
Property taxes	5,168	4,470	698	16%
Acquisition costs	255	189	66	35%
Operating expenses	2,138	2,074	64	3%
General and administrative	5,442	1,788	3,654	204%
Provision for income taxes	123	122	1	1%

Rental income from Parent. Rental income was $41.2 million for the year ended December 31, 2013 compared to $35.0 million for the year ended December 31, 2012. The $6.2 million increase in rental income is primarily due to an increase of $4.5 million from 19 properties acquired after January 1, 2012.

Other revenue. Other revenue was $2.4 million for the year ended December 31, 2013 compared to $2.5 million for the year ended December 31, 2012. These revenues primarily relate to the three independent living facilities we will operate. The decrease in revenue was due to a decline in occupancy and a slight decline in average daily rate.

Depreciation and amortization. Depreciation and amortization expense increased $2.3 million or 11% for the year ended December 31, 2013 to $23.4 million compared to $21.1 million for the year ended December 31, 2012. The $2.3 million increase in depreciation and amortization was primarily due to an increase of $1.4 million from 19 properties acquired after January 1, 2012.

Interest Expense. Interest expense increased $0.4 million or 4% for the year ended December 31, 2013 to $11.9 million compared to $11.5 million for the year ended December 31, 2012. The increase was due to higher borrowings under our senior secured revolving credit facility slightly offset by lower interest expense on our mortgage notes payable and senior secured term loan.

Interest – amortization of deferred financing costs. We incur interest amortization of deferred financing costs related to our indebtedness. During the years ended December 31, 2013 and December 31, 2012, we incurred approximately $0.7 million of such amortization.

General and administrative expense. General and administrative expense increased $3.7 million or 204% for the year ended December 31, 2013 to $5.4 million compared to $1.8 million for the year ended December 31, 2012. The $3.7 million net increase is primarily related to legal and other costs related to the Spin-Off of $4.0 million, slightly offset by a decline in other expenses.

Provision for income taxes. Provision for income taxes for the years ended December 31, 2013 and 2012 was $0.1 million.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

	Year Ended December 31,

	2012	2011	Increase (Decrease)	Percentage Difference
	(dollars in thousands)
Revenues:
Rental income from Parent	$35,048	$26,213	$8,835	34%
Tenant reimbursement	4,470	3,912	558	14%
Other revenue	2,545	1,816	729	40%
Expenses:
Depreciation and amortization	21,103	16,618	4,485	27%
Interest expense	11,502	10,505	997	9%
Interest - amortization of deferred financing costs	705	601	104	17%
Loss on extinguishment of debt	—	2,542	(2,542)	*nm
Property taxes	4,470	3,912	558	14%
Acquisition costs	189	467	(278)	-60%
Operating expenses	2,074	1,433	641	45%
General and administrative	1,788	2,377	(589)	-25%
Provision (benefit) for income taxes	122	(1,173)	1,295	*nm

*not meaningful

Rental income from Parent. Rental income was $35.0 million for the year ended December 31, 2012 compared to $26.2 million for the year ended December 31, 2011. The $8.8 million increase in rental income is primarily due to an increase of $6.4 million from 30 properties acquired after January 1, 2011. Amounts due under the terms do not have contingent rental income that may be derived from our properties.

Other revenue. Other revenue was $2.5 million for the year ended December 31, 2012 compared to $1.8 million for the year ended December 31, 2011. The increase in revenue primarily relates to the acquisition of an independent living facility in December 2011.

Depreciation and amortization. Depreciation and amortization expense increased $4.5 million or 27% for the year ended December 31, 2012 to $21.1 million compared to $16.6 million for the year ended December 31, 2012. The increase in depreciation and amortization was primarily due to an increase of $2.4 million from 30 properties acquired after January 1, 2011.

Interest expense. We incur interest expense comprised of costs of borrowings. During the years ended December 31, 2012 and December 31, 2011, we incurred approximately $11.5 million and $10.5 million of interest expense, respectively. The increase in interest is primarily related to an increase in debt of approximately $20 million which was offset by lower effective interest rates.

Interest – amortization of deferred financing costs. We incur interest amortization of deferred financing costs related to our indebtedness. During the year ended December 31, 2012, we expensed approximately $0.7 million compared to $0.6 million for the year ended December 31, 2011.

Loss on extinguishment of debt. The loss on extinguishment of debt for the year ended December 31, 2011 related to an exit fee and related extinguishment fee of $2.5 million which was paid in connection with the termination of a revolving credit facility and prepayment of indebtedness under the Fourth Amended and Restated Loan Agreement by and among specified subsidiaries of Ensign as borrowers thereunder, General Electric Capital Corporation, and the other lenders thereunder, dated as of November 6, 2009 (the “Six Project Note”).

General and administrative expense. General and administrative expense decreased $0.6 million or 25% for the year ended December 31, 2012 to $1.8 million, compared to $2.4 million for the year December 31, 2011. The $0.6 million net decrease is primarily related to decreases in executive compensation.

Provision for income taxes. Provision for income taxes was $0.1 million for the year ended December 31, 2012 compared to benefit from income taxes of $1.2 million for the year ended December 31, 2011. This change resulted from the change in income before income taxes and change in the effective tax rate.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

The following table presents selected data from our combined statements of cash flows for the periods presented:

	Three Months Ended March 31,		Year Ended December 31,
	2014	2013	2013	2012	2011
	(in thousands)
Net cash provided by operating activities	$4,317	$6,797	$26,632	$24,136	$14,012
Net cash used in investing activities	(12,675)	(8,169)	(54,733)	(49,505)	(143,757)
Net cash provided by financing activities	8,390	1,404	28,261	25,008	129,863

Net increase (decrease) in cash and cash equivalents	32	32	160	(361)	118
Cash and cash equivalents at beginning of period	895	735	735	1,096	978

Cash and cash equivalents at end of period	$927	$767	$895	$735	$1,096

Three Months Ended March 31, 2014 Compared to Three Months Ended March 31, 2013

Net cash provided by operating activities for the three months ended March 31, 2014 was $4.3 million compared to $6.8 million for the three months ended March 31, 2013, a decrease of $2.5 million. The decrease was primarily due to a $1.9 million change in accounts payable and a $1.0 million change in net income offset by a $0.6 million increase in depreciation expense.

Net cash used in investing activities for the three months ended March 31, 2014 was $12.7 million compared to $8.2 million for the three months ended March 31, 2013, an increase of $4.5 million. The increase was primarily the result of $12.7 million paid for equipment, furniture and fixtures in the three months ended March 31, 2014 compared to $4.3 million paid for equipment, furniture and fixtures in the three months ended March 31, 2013, partly offset by a property acquisition of $4.3 million in the first quarter of 2013.

Net cash provided by financing activities for the three months ended March 31, 2014 was $8.4 million compared to $1.4 million for the three months ended March 31, 2013, an increase of $7.0 million. This increase was primarily due to a net contribution from Parent.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Net cash provided by operating activities for the year ended December 31, 2013 was $26.6 million compared to $24.1 million for the year ended December 31, 2012, an increase of $2.5 million. The increase was primarily due to our improved operating results, which contributed $24.1 million in 2013 after adding back depreciation and amortization, deferred income taxes, and loss on disposition of equipment, furniture, and fixtures (non-cash charges), as compared to $22.2 million for 2012, an increase of $1.9 million.

Net cash used in investing activities for the year ended December 31, 2013 was $54.7 million compared to $49.5 million for the year ended December 31, 2012, an increase of $5.2 million. The increase was primarily the result of $55.6 million in cash paid for acquisitions of real estate and purchased equipment, furniture and fixtures in the year ended December 31, 2013 compared to $49.8 million in the year ended December 31, 2012.

Net cash provided by financing activities for the year ended December 31, 2013 was $28.3 million compared to $25.0 million for the year ended December 31, 2012, an increase of $3.3 million. This increase was due to the following: issuance of debt totaling $58.7 million for the year ended December 31, 2013 compared to $36.5 million for the year ended December 31, 2012, an increase of $22.2 million; principal payments on long-term debt totaling $7.2 million for the year ended December 31, 2013 compared to $16.8 million for the year ended December 31, 2012, a decrease of $9.6 million; payments of deferred financing costs totaling $0.7 million for the year ended December 31, 2013 compared to $0.2 million for the year ended December 31, 2012, an increase of $0.5 million; and net distribution to Parent totaling $22.5 million for the year ended December 31, 2013 compared to a net contribution from Parent of $5.6 million for the year ended December 31, 2012, a change of $28.1 million.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Net cash provided by operating activities for the year ended December 31, 2012 was $24.1 million compared to $14.0 million for the year ended December 31, 2011, an increase of $10.1 million. The increase was primarily due to our improved operating results, which contributed $22.2 million in 2012 after adding back depreciation and amortization, deferred income taxes, loss on extinguishment of debt, and loss on disposition of equipment, furniture, and fixtures (non-cash charges), as compared to $13.4 million for 2011, an increase of $8.8 million.

Net cash used in investing activities for the year ended December 31, 2012 was $49.5 million compared to $143.8 million for the year ended December 31, 2011, a decrease of $94.3 million. The decrease was primarily the result of $49.8 million in cash paid for acquisitions of real estate and purchased equipment, furniture and fixtures in the year ended December 31, 2012 compared to $144.5 million in the year ended December 31, 2011.

Net cash provided by financing activities for the year ended December 31, 2012 was $25.0 million as compared to $129.9 million for the year ended December 31, 2011, a decrease of $104.9 million. This decrease was primarily due to a net contribution of $5.6 million from Parent during the year ended December 31, 2012 as compared to a net contribution of $88.7 million from Parent during the year ended December 31, 2011, as well as a decrease in proceeds received from issuance of debt from $90.0 million for the year ended December 31, 2011 to $36.5 million for the year ended December 31, 2012. These decreases were partially offset by a reduction in long-term debt principal repayments from $44.8 million for the year ended December 31, 2011 to $16.8 million for the year ended December 31, 2012. The remaining decrease is offset by cash paid for extinguishment of debt and reduction in payments of deferred financing costs.

Senior Unsecured Notes Issuance

Prior to the Spin-Off, we anticipate that our Operating Partnership will issue up to $260.0 million aggregate principal amount of senior unsecured notes. In connection with the Spin-Off, CareTrust will transfer to Ensign approximately $220.8 million of proceeds from the issuance of the notes in order for Ensign to repay certain indebtedness, pay trade payables and, subject to the approval of Ensign’s board of directors, pay up to eight regular quarterly dividends. The amount of proceeds to be transferred to Ensign was determined based on the desired capitalization of Ensign and CareTrust after the Spin-Off. It was not determined based on any appraisal or valuation of the CareTrust Properties. We will use a portion of the proceeds from the notes issuance to pay the Purging Distribution, which we expect to make by December 31, 2014. The remaining proceeds will be available for working capital purposes, to fund acquisitions and for general corporate purposes.

We anticipate that the notes will be guaranteed, jointly and severally, by us, CareTrust GP, LLC and by certain of our Operating Partnership’s subsidiaries. The notes are expected to have terms customary for high yield senior notes of this type, including: customary covenants relating to debt incurrence, maintenance of unencumbered assets, restricted payments, asset sales, transactions with affiliates and merger or sale of all or substantially all of CareTrust’s assets; and customary redemption and repurchase provisions and events of default.

The foregoing summarizes some of the currently expected terms of our notes. However, the foregoing summary does not purport to be complete, and the terms of the notes have not yet been finalized. There may be changes to the expected principal amount and terms of the notes, some of which may be material. Nothing in this summary or otherwise herein shall constitute or be deemed to constitute an offer to sell or the solicitation of an offer to buy the notes.

Revolving Credit Facility

We anticipate that our Operating Partnership will enter into a credit agreement providing for a revolving credit facility in an aggregate principal amount of up to $150.0 million to be provided by a syndicate of banks and other financial institutions. We expect to use borrowings under the revolving credit facility after the Spin-Off for working capital purposes, to fund acquisitions and for general corporate purposes.

We anticipate that, subject to customary conditions, including obtaining commitments and pro forma compliance with the financial maintenance covenants, the Operating Partnership will be able to obtain incremental revolving or term loans under the revolving credit facility in an aggregate amount not to exceed $75.0 million. We do not anticipate there being any commitments to provide such incremental loans upon entering into the revolving credit facility or at the time of the Spin-Off.

We anticipate the interest rates per annum applicable to loans under the revolving credit facility to be, at the Operating Partnership’s option, equal to either a base rate plus a margin ranging from 1.00% to 1.50% per annum or LIBOR plus a margin ranging from 2.00% to 2.50% per annum, based on the debt to asset value ratio of the Operating Partnership and its subsidiaries. In addition, we expect that the Operating Partnership will pay a commitment fee on the unused portion of the commitments under the revolving credit facility that will vary depending on the amount of such unused commitments, and is expected to range from 0.35% to 0.50% per annum.

We anticipate that the revolving credit facility will not be subject to interim amortization. We expect that the Operating Partnership will not be required to repay any loans under the revolving credit facility prior to maturity, other than to the extent the outstanding borrowings exceed the outstanding commitments under the revolving credit facility or to the extent the outstanding borrowings exceed the sum of the borrowing base values attributable to the eligible properties we mortgage as security under the revolving credit facility. We expect that the Operating Partnership will be permitted to prepay all or any portion of the loans under the revolving credit facility prior to maturity without premium or penalty, subject to reimbursement of any LIBOR breakage costs of the lenders.

We anticipate that the revolving credit facility will be guaranteed, jointly and severally, by us and by certain of our Operating Partnership’s wholly owned subsidiaries. The revolving credit facility is expected to contain customary covenants that, among other things, restrict, subject to certain exceptions, the ability of the Operating Partnership and its subsidiaries to grant liens on their assets, incur indebtedness, sell assets, make investments, engage in acquisitions, mergers or consolidations and pay certain dividends and other restricted payments. We also anticipate that the revolving credit facility will require us to comply with financial maintenance covenants to be tested quarterly, consisting of a maximum debt to asset value ratio, a minimum fixed charge coverage ratio and minimum net worth. We anticipate that the revolving credit facility will also contain certain customary events of default. We anticipate that CareTrust will be required to maintain its status as a REIT on and after the effective date of its election to be treated as a REIT.

The revolving credit facility is expected to be secured by certain of our properties, and the amount available to be drawn under the revolving credit facility will be based on the borrowing base values attributed to such mortgaged properties. As of the effective date of the revolving credit facility, we expect the amount available to be drawn thereunder to be approximately $84 million. The revolving credit facility will also be secured by certain personal property of our subsidiaries that have provided mortgages, partnership interests in the Operating Partnership that we own and equity interests in our subsidiaries that guarantee the revolving credit facility.

The foregoing summarizes some of the currently expected terms of our revolving credit facility. However, the foregoing summary does not purport to be complete, and the terms of the revolving credit facility have not yet been finalized. There may be changes to the expected size and other terms of the revolving credit facility, some of which may be material.

Mortgage Indebtedness

At the time of the Spin-Off, we anticipate that our subsidiaries will have aggregate mortgage indebtedness to third parties of approximately $99.0 million secured by ten of the facilities to be owned by us following completion of the Spin-Off. This amount reflects existing mortgage indebtedness that totaled approximately $48.5 million as of March 31, 2014 (less required principal payments), and an additional mortgage loan of approximately $50.5 million that we expect to obtain prior to the Spin-Off.

We believe that our available cash at the time of the Spin-Off, expected operating cash flows and the revolving credit facility will provide sufficient funds for our operations, anticipated scheduled debt service payments and dividend requirements for the twelve-month period following the Spin-Off.

We intend to invest in additional healthcare properties as suitable opportunities arise and adequate sources of financing are available. We expect that future investments in properties, including any improvements or renovations of current or newly-acquired properties, will depend on and will be financed by, in whole or in part, our existing cash, borrowings available to us pursuant to the revolving credit facility we expect to enter into in connection with the Spin-Off, future borrowings or the proceeds from additional issuances of common stock or other securities. In addition, we may seek financing from U.S. government agencies, including through Fannie Mae and the U.S. Department of Housing and Urban Development, in appropriate circumstances in connection with acquisitions and refinancings of existing mortgage loans.

Although we expect, pursuant to indebtedness we expect to incur in connection with the Spin-Off, to be subject to restrictions on our ability to incur indebtedness, we expect that we will be able to refinance existing indebtedness or incur additional indebtedness for acquisitions or other purposes, if needed. However, there can be no assurance that we will be able to refinance our indebtedness, incur additional indebtedness or access additional sources of capital, such as by issuing common stock or other debt or equity securities, on terms that are acceptable to us or at all.

OBLIGATIONS AND COMMITMENTS

The following table summarizes our contractual obligations and commitments at December 31, 2013 as if the Ensign secured credit facility and secured mortgage indebtedness had been attributed to Ensign Properties.

	Payments Due by Period
	Total	Less than 1 Year	1 Year to Less than 3 Years	3 Years to less than 5 Years	More than 5 years
	(in thousands)
Senior secured term loan(1)	$73,520	$5,532	$11,365	$56,623	$—
Senior secured revolving credit facility(2)	87,674	2,555	4,199	80,920	—
Mortgage notes payable(3)	142,488	10,998	65,300	36,330	29,860

Total	$303,682	$19,085	$80,864	$173,873	$29,860

(1)	Represents the term loan portion of Ensign’s existing senior secured credit facility that is attributable to Ensign Properties. Amounts include interest payments of $7.9 million.
(2)	Represents the revolving credit facility portion of Ensign’s existing senior secured credit facility that is attributable to Ensign Properties. Amounts include interest payments of $9.0 million.
(3)	Represents Ensign mortgage notes payable attributable to Ensign Properties. Amounts include interest payments of $26.8 million.

We will assume Ensign’s existing mortgage indebtedness ($48.5 million as of March 31, 2014) on ten of the properties that we will own following the Spin-Off. We expect to increase our mortgage indebtedness on these ten properties by approximately $50.5 million prior to the Spin-Off. In addition, prior to the Spin-Off, we anticipate issuing up to $260.0 million aggregate principal amount of senior unsecured notes. We also anticipate entering into a $150.0 million revolving credit facility to be provided by a syndicate of banks and other financial institutions. However, we have not yet entered into any commitments with respect to such financing arrangements, and, accordingly, the terms of such financing arrangements have not yet been determined, remain under discussion and are subject to change, including as a result of market conditions. See “—Liquidity and Capital Resources” above for a further description of our expected indebtedness after the Spin-Off.

The following pro forma table summarizes our contractual obligations and commitments, including our mortgage indebtedness, at December 31, 2013, as if the following had occurred on December 31, 2013: the Spin-Off; the issuance of up to $260.0 million aggregate principal amount of senior unsecured notes; the additional mortgage loan of approximately $50.5 million; the repayment of certain obligations attributable to Ensign Properties; and the entrance into a new $150.0 million revolving credit facility.

	Payments Due by Period
	Total	Less than 1 Year	1 Year to Less than 3 Years	3 years to Less than 5 Years	More than 5 Years
	(in thousands)
Senior unsecured notes(1)	$373,750	$16,250	$32,500	$32,500	$292,500
Revolving credit facility(2)	3,750	750	1,500	1,500	–
Mortgage note payable(3)	117,424	8,042	62,741	46,641	–

Total	$494,924	$25,042	$96,741	$80,641	$292,500

(1)	Amounts include interest payments of $113.8 million. We anticipate the notes will bear interest at an annual rate of 6.25% with a term of seven or eight years.
(2)	Represents the unused revolving credit facility fee.
(3)	We will assume Ensign’s mortgage indebtedness associated with ten of the properties that we will own following the Spin-Off. We expect to increase our mortgage indebtedness on these ten properties by approximately $50.5 million prior to the Spin-Off. Amounts include interest payments of $18.1 million.

CAPITAL EXPENDITURES

We anticipate incurring average annual capital expenditures of $400 to $500 per unit in connection with the operations of our three independent living facilities. Capital expenditures for each property leased under the Master Leases are generally the responsibility of the tenant, except that the tenant will have an option to require us to finance certain capital expenditures up to an aggregate of 20% of our initial investment in such property.

CRITICAL ACCOUNTING ESTIMATES

We make certain judgments and use certain estimates and assumptions when applying accounting principles in the preparation of our combined financial statements. The nature of the estimates and assumptions are material due to the levels of subjectivity and judgment necessary to account for highly uncertain factors or the susceptibility of such factors to change. We have identified the accounting for income taxes, real estate properties, impairment of long-lived assets, fair value of financial instruments, revenue recognition and derivatives and hedging activities as critical accounting estimates, as they are the most important to our financial statement presentation and require difficult, subjective and complex judgments.

We believe the current assumptions and other considerations used to estimate amounts reflected in our combined financial statements are appropriate. However, if actual experience differs from the assumptions and other considerations used in estimating amounts reflected in our combined financial statements, the resulting changes could have a material adverse effect on our combined results of operations and, in certain situations, could have a material adverse effect on our combined financial condition.

Emerging Growth Company

Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 13(a) of the Exchange Act, for complying with new or revised accounting standards applicable to public companies. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of this extended transition period. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates for such new or revised standards. We may elect to comply with public company effective dates at any time, and such election would be irrevocable pursuant to Section 107(b) of the JOBS Act.

Income Taxes

We anticipate that we will qualify to be taxed as a REIT for U.S. federal income tax purposes commencing with the taxable year ending December 31, 2014, and we intend to continue to be organized and to operate in a manner that will permit us to qualify as a REIT. To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our annual REIT taxable income to stockholders. As a REIT, we will generally not be subject to U.S. federal income tax on income that we distribute as dividends to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to U.S. federal income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate income tax rates, and dividends paid to our stockholders would not be deductible by us in computing taxable income. Any resulting corporate liability could be substantial and could materially and adversely affect our net income and net cash available for distribution to stockholders. Unless we were entitled to relief under certain Code provisions, we also would be disqualified from re-electing to be taxed as a REIT for the four taxable years following the year in which we failed to qualify to be taxed as a REIT.

Historically, our operations have been included in Ensign’s U.S. federal and state income tax returns and all income taxes have been paid by Ensign. Income tax expense and other income tax related information contained in these combined financial statements are presented on a separate tax return basis as if we filed our own tax returns. Management believes that the assumptions and estimates used to determine these tax amounts are reasonable. However, our combined financial statements may not necessarily reflect our income tax expense or tax payments in the future, or what our tax amounts would have been if we had been a stand-alone company during the periods presented.

Deferred tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of our assets and liabilities at tax rates in effect when such temporary differences are expected to reverse. We generally expect to fully utilize our deferred tax assets; however, when necessary, we record a valuation allowance to reduce our net deferred tax assets to the amount that is more likely than not to be realized.

When we take uncertain income tax positions that do not meet the recognition criteria, we record a liability for underpayment of income taxes and related interest and penalties, if any. In considering the need for and magnitude of a liability for such positions, we must consider the potential outcomes from a review of the positions by the taxing authorities.

In determining the need for a valuation allowance or the need for and magnitude of liabilities for uncertain tax positions, we make certain estimates and assumptions. These estimates and assumptions are based on, among other things, knowledge of operations, markets, historical trends and likely future changes and, when appropriate, the opinions of advisors with knowledge and expertise in relevant fields. Due to certain risks associated with our estimates and assumptions, actual results could differ.

Real Estate Properties

Real estate properties consist of land, buildings and improvements, integral equipment, furniture and fixtures, and are stated at historical cost. Real estate costs related to the acquisition and improvement of properties are capitalized over the expected useful life of the asset. Repair and maintenance costs are charged to expense as incurred, and significant replacements and betterments are capitalized.

In accordance with ASC 805, Business Combinations, we allocate the purchase price of acquisitions to the various components of the acquisition using estimates based upon the relative fair value of each component. In determining fair value, we use current appraisals or other third party opinions of value. The most significant components of our allocations are typically the allocation of value to land and buildings. In the case of the value of buildings and the allocation of value to land and other intangibles, the estimates of the value of these components will affect the depreciation and amortization we record over the estimated useful life of the property acquired. Transaction costs related to acquisitions are expensed as incurred.

We consider the period of future benefit of an asset to determine its appropriate useful life. Depreciation on our buildings and improvements is computed using the straight-line method over an estimated useful life of from 5 years up to 40 years. If we use a shorter or longer estimated useful life, it could have a material impact on our results of operations. We believe that 5 to 40 years is an appropriate estimate of useful life. We continually monitor events and changes in circumstances that could indicate that the carrying amount of our property and equipment may not be recoverable or realized.

Impairment of Long-Lived Assets

Management periodically evaluates our real estate investments for impairment indicators, including the evaluation of our assets’ useful lives. Management also assesses the carrying value of our real estate investments whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The judgment regarding the existence of impairment indicators is based on factors such as, but not limited to, market conditions, operator performance and legal structure. If indicators of impairment are present, management evaluates the carrying value of the related real estate investments in relation to the future undiscounted cash flows of the underlying facilities. Provisions for impairment losses related to long-lived assets are recognized when expected future undiscounted cash flows are determined to be less than the carrying values of the assets. An adjustment is made to the net carrying value of the real estate investments for the excess of carrying value over fair value. All impairments are taken as a period cost at that time, and depreciation is adjusted going forward to reflect the new value assigned to the asset.

If we decide to sell real estate properties, we evaluate the recoverability of the carrying amounts of the assets. If the evaluation indicates that the carrying value is not recoverable from estimated net sales proceeds, the property is written down to estimated fair value less costs to sell.

In the event of impairment, the fair value of the real estate investment is determined by market research, which includes valuing the property in its current use as well as other alternative uses, and involves significant judgment. Our estimates of cash flows and fair values of the properties are based on current market conditions and consider matters such as rental rates and occupancies for comparable properties, recent sales data for comparable properties, and, where applicable, contracts or the results of negotiations with purchasers or prospective purchasers. Our ability to accurately estimate future cash flows and estimate and allocate fair values impacts the timing and recognition of impairments. While we believe our assumptions are reasonable, changes in these assumptions may have a material impact on financial results.

Fair Value of Financial Instruments

Our financial instruments consist principally of cash and cash equivalents, an interest rate swap agreement, accounts receivable, and borrowings. We believe all of the financial instruments’ recorded values approximate fair values because of their nature or respective short durations. Our interest rate swap is carried at fair value on the balance sheet.

Revenue Recognition

We recognize rental revenue, including rental abatements, lease incentives and contractual fixed increases attributable to operating leases, from tenants under lease arrangements with minimum fixed and determinable increases on a straight-line basis over the non-cancellable term of the related leases when collectability is reasonably assured. Tenant recoveries related to the reimbursement of real estate taxes, insurance, repairs and maintenance, and other operating expenses are recognized as revenue in the period the expenses are incurred. The reimbursements are recognized and presented gross, as we are generally the primary obligor, and, with respect to purchasing goods and services from third-party suppliers, we have discretion in selecting the supplier and bear the associated credit risk. The authoritative guidance does not provide for the recognition of contingent revenue until all possible contingencies have been eliminated.

Derivatives and Hedging Activities

We evaluate variable and fixed interest rate risk exposure on a routine basis, and to the extent we believe that it is appropriate, we will offset most of our variable risk exposure by entering into interest rate swap agreements. It is our policy to only utilize derivative instruments for hedging purposes (i.e., not for speculation). We formally designate our interest rate swap agreements as hedges and document all relationships between hedging instruments and hedged items. We formally assess effectiveness of our hedging relationships, both at the hedge inception and on an ongoing basis, then measure and record ineffectiveness. We would discontinue hedge accounting prospectively (i) if it is determined that the derivative is no longer effective in offsetting change in the cash flows of a hedged item, (ii) when the derivative expires or is sold, terminated or exercised, (iii) if it is no longer probable that the forecasted transaction will occur, or (iv) if management determines that designation of the derivative as a hedge instrument is no longer appropriate. Our sole derivative is recorded on the balance sheet at its fair value.

DIVIDENDS

We intend to elect to be taxed and intend to conduct our operations to qualify as a REIT for U.S. federal income tax purposes. We intend to make regular quarterly dividend payments to holders of our common stock. U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, without regard to the deduction for dividends paid and excluding net capital gains, and that it pay tax at regular corporate rates to the extent that it annually distributes less than 100% of its taxable income. We intend to make regular quarterly dividend payments of all or substantially all of our taxable income to holders of our common stock out of assets legally available for this purpose, if and to the extent authorized by our board of directors. Before we make any dividend payments, whether for U.S. federal income tax purposes or otherwise, we must first meet both our operating requirements and debt service on our debt payable. If our cash available for distribution is less than our taxable income, we could be required to sell assets or borrow funds to make cash dividends or we may make a portion of the required dividend in the form of a taxable distribution of stock or debt securities.

We will make dividend payments based on our estimate of taxable earnings per share of common stock, but not earnings calculated pursuant to GAAP. Our dividends and taxable and GAAP earnings will typically differ due to items such as fair value adjustments, differences in premium amortization and discount accretion, and non-deductible general and administrative expenses. Our quarterly dividends per share may be substantially different than our quarterly taxable earnings and GAAP earnings per share.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this information statement, we do not have any off-balance sheet arrangements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our primary market risk exposure will be interest rate risk with respect to our expected indebtedness after the Spin-Off. This indebtedness will include existing mortgage indebtedness ($48.5 million as of March 31, 2014) that we will assume prior to the Spin-Off and indebtedness that we expect to incur prior to the Spin-Off, including approximately $50.5 million of additional mortgage indebtedness. Prior to the Spin-Off, we anticipate that our Operating Partnership will issue up to $260.0 million aggregate principal amount of senior unsecured notes that will have a fixed interest rate and a fixed maturity date. We also anticipate that our Operating Partnership will enter into a credit agreement providing for a revolving credit facility in an aggregate principal amount of up to $150.0 million. See “—Liquidity and Capital Resources” above for further description of our expected indebtedness after the Spin-Off.

An increase in interest rates could make the financing of any acquisition by us more costly. Rising interest rates could also limit our ability to refinance our debt when it matures or cause us to pay higher interest rates upon refinancing and increase interest expense on refinanced indebtedness. We may manage, or hedge, interest rate risks related to our borrowings by means of interest rate swap agreements. We also expect to manage our exposure to interest rate risk by maintaining a mix of fixed and variable rates for our indebtedness. However, the REIT provisions of the Code substantially limit our ability to hedge our assets and liabilities. See “Risk Factors—Risks Related to Our Taxation as a REIT—Complying with REIT requirements may limit our ability to hedge effectively and may cause us to incur tax liabilities.”

BUSINESS

Overview

We were formed as a Maryland corporation and a wholly owned subsidiary of Ensign on October 29, 2013. Ensign is a provider of healthcare and independent living services which, as of March 31, 2014, operated 120 facilities, nine home health and seven hospice operations, nine urgent care centers and a mobile x-ray and diagnostic company located in 11 western states. Ensign provides a broad spectrum of skilled nursing, assisted living, home health and hospice services, mobile x-ray and diagnostic, and urgent care services, including physical, occupational and speech therapies, and other rehabilitative and healthcare services, for both long-term residents and short-stay rehabilitation patients.

On November 7, 2013, Ensign announced a plan to separate its healthcare business and its real estate business into two separate and independent publicly traded companies through the Spin-Off, in which Ensign will distribute all of the outstanding shares of our common stock to Ensign stockholders on a pro rata basis. Prior to the Spin-Off, Ensign will separate the healthcare operations from the independent living operations at two locations. At the time of the Spin-Off, CareTrust will hold substantially all of the real property currently owned by Ensign. On a pro forma basis as of March 31, 2014, CareTrust’s initial portfolio consists of 97 skilled nursing, assisted living and independent living facilities. After the Spin-Off, all of these properties will be leased to Ensign on a triple-net basis, except for three independent living facilities that CareTrust will operate.

Following the Spin-Off, we will be a separate and independent publicly traded, self-administered, self-managed REIT primarily engaged in the ownership, acquisition and leasing of healthcare-related properties. We expect to generate revenues primarily by leasing healthcare properties to healthcare operators in triple-net lease arrangements, under which the tenant is solely responsible for the costs related to the property (including property taxes, insurance, and maintenance and repair costs). We intend to conduct and manage our business as one operating segment for internal reporting and internal decision making purposes. We expect to grow our portfolio by pursuing opportunities to acquire additional facilities that will be leased to a diverse group of local, regional and national healthcare providers, which may include Ensign, as well as senior housing operators and related businesses. We also anticipate diversifying our portfolio over time, including by acquiring properties in different geographic markets, and in different asset classes.

Portfolio Summary

We will have a geographically diverse portfolio of properties, consisting of the following types:

•	Skilled nursing facilities (“SNFs”) are licensed healthcare facilities that provide restorative, rehabilitative and nursing care for people not requiring the more extensive and sophisticated treatment available at acute care hospitals. Treatment programs include physical, occupational, speech, respiratory and other therapies, including sub-acute clinical protocols such as wound care and intravenous drug treatment. Charges for these services are generally paid from a combination of government reimbursement and private sources. As of March 31, 2014, our initial portfolio includes 82 SNFs, ten of which include assisted or independent living operations. All of these SNFs will be operated by Ensign under the Master Leases.

•

Assisted living facilities (“ALFs”) are licensed healthcare facilities that provide personal care services, support and housing for those who need help with activities of daily living, such as bathing, eating and dressing, yet require limited medical care. The programs and services may include transportation, social activities, exercise and fitness programs, beauty or barber shop access, hobby and craft activities, community excursions, meals in a dining room setting and other activities sought by residents. These facilities are often in apartment-like buildings with private residences ranging from single rooms to large apartments. Certain ALFs may offer higher levels of personal assistance for residents requiring memory care as a result of Alzheimer’s disease or other forms of dementia. Levels of personal assistance are based in part on local regulations. As of

March 31, 2014, our initial portfolio includes 11 ALFs, some of which also contain independent living units. All of these ALFs will be operated by Ensign under the Master Leases.

•	Independent living facilities (“ILFs”), also known as retirement communities or senior apartments, are not healthcare facilities. The facilities typically consist of entirely self-contained apartments, complete with their own kitchens, baths and individual living spaces, as well as parking for tenant vehicles. They are most often rented unfurnished, and generally can be personalized by the tenants, typically an individual or a couple over the age of 55. These facilities offer various services and amenities such as laundry, housekeeping, dining options/meal plans, exercise and wellness programs, transportation, social, cultural and recreational activities, on-site security and emergency response programs. As of March 31, 2014, our initial portfolio of four ILFs includes one that will be operated by Ensign and three that will be operated by us.

Our portfolio of SNFs, ALFs and ILFs is broadly diversified by geographic location throughout the western United States, with concentrations in Texas and California. The following tables display the geographic distribution of our properties and the related operational beds and units by asset class. Revenue and income information in the following tables is based on the historical financial information of Ensign Properties. Our properties are grouped into four categories: (i) Skilled Nursing Facilities—these are properties that are comprised exclusively of skilled nursing facilities; (ii) Skilled Nursing Campuses—these are properties that include a combination of skilled nursing facilities and assisted living or independent living facilities or both; (iii) Assisted Living and Independent Living Facilities—these are properties that include assisted living or independent living facilities, or a combination of the two; and (iv) Independent Living Facilities Operated by CareTrust—these are independent living facilities operated by CareTrust, unlike the other properties which are leased to a third party operator. The tables show the number of operational beds and units, which is the number available for occupancy as of the specified date. The number of beds or units that are operational may be less than the official licensed capacity. The information below is presented as of and for the periods indicated, after giving pro forma effect to the separation of the healthcare operations from the independent living operations at two locations.

Occupancy by Property Type:

	Three Months Ended March 31, 2014	Year Ended
Property Type		2013	2012	2011
Facilities Leased to Ensign:
Skilled Nursing Facilities	75%	75%	78%	78%
Skilled Nursing Campuses	78%	76%	77%	78%
Assisted Living and Independent Living Facilities	84%	83%	78%	82%
Facilities Operated by CareTrust:
Independent Living Facilities	72%	73%	77%	83%

Skilled Nursing Facilities:

	As of March 31, 2014
State	Facilities	Beds
CA	14	1,465
TX	22	2,699
AZ	7	799
UT	9	907
CO	3	210
ID	5	408
WA	5	453
NV	1	92
NE	3	220
IA	3	185

Total	72	7,438

Skilled Nursing Campuses:

	As of March 31, 2014
State	Campuses	SNF Beds	ALF Units	ILF Units
CA	2	158	121	24
TX	1	123	77	20
AZ	1	162	100	—
UT	1	235	37	—
ID	1	45	24	—
NE	2	105	41	—
IA	2	109	62	—

Total	10	937	462	44

Assisted Living and Independent Living Facilities:

	As of March 31, 2014
State	Facilities	Units
CA	2	223
TX	2	115
AZ	2	266
UT	1	69
CO	2	253
WA	1	102
NV	2	212

Total	12	1,240

Property Type - Rental Income:

	For the Three Months Ended March 31, 2014
Property Type	Rental Income (in thousands)	Percent of Total	Total Beds/ Units	Average Monthly Rental Income Per Bed/Unit(1)
Skilled Nursing Facilities	$8,264	75%	7,438	$370
Skilled Nursing Campuses	1,599	14%	1,443	369
Assisted Living and Independent Living Facilities	1,160	11%	1,240	312

Total	$11,023	100%	10,121	363

	For the Year Ended December 31, 2013
Property Type	Rental Income (in thousands)	Percent of Total	Total Beds/ Units	Average Monthly Rental Income Per Bed/Unit(1)
Skilled Nursing Facilities	$31,005	75%	7,438	$357
Skilled Nursing Campuses	6,192	15%	1,443	358
Assisted Living and Independent Living Facilities	4,045	10%	1,240	304

Total	$41,242	100%	10,121	351

(1)	Average monthly rental income per bed/unit is equivalent to average effective rent per bed/unit.

Geographic Concentration - Rental Income:

(dollars in thousands)

	For the Three Months Ended March 31, 2014		For the Year Ended December 31, 2013
State	Rental Income	Percent of Total	Rental Income	Percent of Total
CA	$2,370	22%	$9,022	22%
TX	2,914	26%	11,108	26%
AZ	1,443	13%	5,262	13%
UT	1,580	14%	5,942	14%
CO	387	3%	1,512	4%
ID	480	4%	1,837	4%
WA	634	6%	1,903	5%
NV	393	4%	1,540	4%
NE	409	4%	1,492	4%
IA	413	4%	1,624	4%

Total	$11,023	100%	$41,242	100%

Independent Living Facilities Operated by CareTrust:

			For the Three Months Ended March 31, 2014	For the Year Ended December 31, 2013
State	Facilities	Units	Average Monthly Revenue Per Occupied Unit(1)	Average Monthly Revenue Per Occupied Unit(1)
TX	2	207	$1,189	$1,187
UT	1	57	1,205	1,204

	3	264	1,194	1,192

(1) Average monthly revenue per occupied unit is equivalent to average effective rent per unit, as the operator does not offer tenants free rent or other concessions.

Although Ensign or its subsidiaries have operated ILF units since 1999, ILFs are not generally healthcare facilities per se, and historically have neither been a focus, nor a significant part, of Ensign’s healthcare businesses. Over time, Ensign has acquired a relatively small number of ILFs and ILF units, either as part of larger transactions that included desirable SNF and/or ALF operations, or because Ensign believed that the target ILF assets could be economically converted to ALF operations. In structuring the Spin-Off, Ensign determined that its ILF businesses more closely match CareTrust’s real estate business and, to the extent they are economically separable from existing healthcare operations, are more appropriately included with the assets contributed to CareTrust in the Spin-Off. The ILF units which are not being contributed to CareTrust are part of larger campuses operated by Ensign subsidiaries, which are principally SNF or ALF operations with an ILF component that cannot be economically decoupled from the neighboring healthcare operations.

We view our ownership and operation of the three ILFs included in the Spin-Off as complementary to our real estate business. Our goal is to provide enhanced focus on their operations to improve their financial and operating performance. The three ILFs that we will own and operate are:

•	Lakeland Hills Independent Living, located in Dallas, Texas with 168 units;

•	The Cottages at Golden Acres, located in Dallas, Texas with 39 units; and

•	The Apartments at St. Joseph Villa, located in Salt Lake City, Utah with 57 units.

Ten of our properties will be subject to existing mortgage indebtedness to GECC, which we will assume in connection with the Spin-Off. This mortgage indebtedness currently bears interest at rates of 6.95% to 7.50% and matures in June 2016. The amount outstanding as of March 31, 2014 was approximately $48.5 million. Based on the 25 year amortization, the principal amount due at maturity will be $45.4 million. Prior to the Spin-Off, we intend to increase the amount of mortgage indebtedness on these same 10 properties with an additional advance from GECC in an amount of approximately $50.5 million. The additional advance is expected to bear interest at a floating rate equal to the 90 day LIBOR plus 3.35%, reset monthly and subject to a LIBOR floor of 0.50%, with monthly principal and interest payments based on a 25 year amortization. The existing mortgage indebtedness will continue to bear interest at the existing interest rates until June 29, 2016, and then will convert to the floating rate described above. The GECC loan, as modified, is expected to have a term of 36 months from the date of the new advance, plus two 12-month extension options, the exercise of which will be conditioned, in each case, on the absence of any then-existing default and the payment of an extension fee equal to 0.25% of the then-outstanding principal balance of the GECC loan. The GECC loan will be prepayable without penalty, in whole or in part, after January 31, 2016.

Master Leases with Ensign

At the time of the Spin-Off, all of our properties (except for three ILFs) will be leased to Ensign pursuant to the Master Leases, which consist of multiple triple-net leases, each with its own pool of properties, that will have varying maturities and diversity in property geography. The Master Leases will provide for initial terms in excess of ten years with staggered expiration dates and no purchase options. At the option of Ensign, each Master Lease may be extended for up to either two or three five-year renewal terms beyond the initial term and, if elected, the renewal will be effective for all of the leased property then subject to the Master Lease. The rent will be a fixed component that will be initially set near the time of the Spin-Off. We currently anticipate that the annual revenues from the Master Leases will be approximately $56.0 million during each of the first two years of the Master Leases, which results in a lease coverage ratio of approximately 1.85 based on the ANOI from the leased properties for the 12 months ended March 31, 2014. Commencing in the third year, under the Master Leases, there is an annual rent escalator equal to the product of (1) the lesser of the percentage change in the Consumer Price Index (but not less than zero) or 2.5%, and (2) the prior year’s rent. The Master Leases will be guaranteed by Ensign. See “Our Relationship with Ensign Following the Spin-Off” for further description of the Master Leases.

Because we will lease substantially all of our properties to Ensign under the Master Leases, Ensign initially will be the source of substantially all of our revenues, and Ensign’s financial condition and ability and willingness to satisfy its obligations under the Master Leases and its willingness to renew those leases upon expiration of the initial base terms thereof will significantly impact our revenues and our ability to service our indebtedness and to make distributions to our stockholders. There can be no assurance that Ensign will have sufficient assets, income and access to financing to enable it to satisfy its obligations under the Master Leases, and any inability or unwillingness on its part to do so would have a material adverse effect on our business, financial condition, results of operations and liquidity, on our ability to service our indebtedness and other obligations and on our ability to pay dividends to our stockholders, as required for us to qualify, and maintain our status, as a REIT. We also cannot assure you that Ensign will elect to renew its lease arrangements with us upon expiration of the initial base terms or any renewal terms thereof or, if such leases are not renewed, that we can reposition the affected properties on the same or better terms. See “Risk Factors—Risks Related to Our Business—We will be dependent on Ensign to make payments to us under the Master Leases, and an event that materially and adversely affects Ensign’s business, financial position or results of operations could materially and adversely affect our business, financial position or results of operations.”

Our Competitive Strengths

We believe that our ability to acquire, integrate and improve the facilities we will own will be a direct result of the following key competitive strengths:

Geographically Diverse Property Portfolio. Our properties are located in ten different states, with concentrations in Texas and California. The properties in any one state do not account for more than 31% of our total operational beds and units as of March 31, 2014. We believe this geographic diversification will limit the effect of changes in any one market on our overall performance.

Long-Term, Triple-Net Lease Structure. At the time of the Spin-Off, all of our properties (except for three ILFs) will be leased to Ensign under the Master Leases, pursuant to which Ensign is responsible for all facility maintenance and repair, insurance required in connection with the leased properties and the business conducted on the leased properties, taxes levied on or with respect to the leased properties and all utilities and other services necessary or appropriate for the leased properties and the business conducted on the leased properties. The Master Leases consist of multiple leases, each with its own pool of properties, with initial terms in excess of ten years with staggered expiration dates and no purchase options. At the option of Ensign, each Master Lease may be extended for up to either two or three five-year renewal terms beyond the initial term and, if elected, the renewal will be effective for all of the leased property then subject to the Master Lease.

Financially Secure Tenant. Ensign is an established provider of healthcare services with strong financial performance. For more information about Ensign, see “Where You Can Find More Information.”

Ability to Identify Talented Operators. As a result of our management team’s operating experience and network of relationships and insight, we anticipate that we will be able to identify and pursue working relationships with qualified local, regional and national healthcare providers and seniors housing operators. We expect to continue our disciplined focus on pursuing investment opportunities, primarily with respect to stabilized assets but also some strategic investment in improving properties, while seeking dedicated and engaged operators who possess local market knowledge, have solid operating records and emphasize quality services and outcomes. We intend to support these operators by providing strategic capital for facility acquisition, upkeep and modernization. Our management team’s experience gives us a key competitive advantage in objectively evaluating an operator’s financial position, care and service programs, operating efficiencies and likely business prospects.

Experienced Management Team. Gregory K. Stapley, our President and Chief Executive Officer, has extensive experience in the real estate and healthcare industries. Mr. Stapley has more than 27 years of experience in the acquisition, development and disposition of real estate including healthcare facilities and office, retail and industrial properties, including 14 years at Ensign. Our Chief Financial Officer (“CFO”), Mr. William M. Wagner, has more than 22 years of accounting and finance experience, primarily in real estate, including 11 years of experience working extensively for REITs. Most notably he worked for both Nationwide Health Properties, Inc., a healthcare REIT, and Sunstone Hotel Investors, Inc., a lodging REIT, serving as Senior Vice President and Chief Accounting Officer of each company. David M. Sedgwick, our Vice President of Operations, is a licensed nursing home administrator with more than 12 years of experience in skilled nursing operations, including turnaround operations, and trained over 100 Ensign nursing home administrators while he was Ensign’s Chief Human Capital Officer. Our executives have years of public company experience, including experience accessing both debt and equity capital markets to fund growth and maintain a flexible capital structure.

Flexible UPREIT Structure. We intend to operate through an umbrella partnership, commonly referred to as an UPREIT structure, in which substantially all of our properties and assets will be held through the Operating Partnership. Conducting business through the Operating Partnership will allow us flexibility in the manner in which we structure the acquisition of properties. In particular, an UPREIT structure will enable us to acquire additional properties from sellers in exchange for limited partnership units, which provides property owners the opportunity to defer the tax consequences that would otherwise arise from a sale of their real properties and other assets to us. As a result, this structure will allow us to acquire assets in a more efficient manner and may allow us to acquire assets that the owner would otherwise be unwilling to sell because of tax considerations.

Investment and Financing Policies

Our investment objectives will be to increase cash flow, provide quarterly cash dividends, maximize the value of our properties and acquire properties with cash flow growth potential. We intend to invest primarily in SNFs and senior housing, including ALFs and ILFs, as well as medical office buildings, long-term acute care hospitals and inpatient rehabilitation facilities. Our current properties are located in ten western states, but we intend to acquire properties in other geographic areas throughout the United States. Although our initial portfolio consists of owned real property, future investments may include first mortgages, mezzanine debt and other securities issued by, or joint ventures with, REITs or other entities that own real estate consistent with our investment objectives.

There are no limitations on the percentage of total assets that may be invested in any particular type of property or investment. We expect that future investments in properties, including any improvements or renovations of current or newly-acquired properties, will be financed, in whole or in part, with cash flow from our operations, borrowings under our revolving credit facility, mortgage indebtedness or the proceeds from issuances of common stock, preferred stock, debt or other securities. There are no limitations on the number or amount of mortgages that may be placed on any property. At the time of the Spin-Off, all of our properties will be leased to Ensign pursuant to the Master Leases (except for three ILFs). As we acquire additional healthcare properties, we expect to enter into triple-net leases with other healthcare operators. We will be responsible for the management and operation of our ILFs. Our investment and financing policies and objectives are subject to change from time to time at the discretion of our board of directors without a vote of stockholders.

Business Strategies

Our primary goal is to create long-term stockholder value through the payment of consistent cash dividends and the growth of our asset base. To achieve this goal, we intend to pursue a business strategy focused on opportunistic acquisitions and property diversification. We also intend to further develop our relationships with tenants and healthcare providers with a goal to progressively expand the mixture of tenants managing and operating our properties.

The key components of our business strategies include:

Diversify Asset Portfolio. We expect to diversify through the acquisition of new and existing facilities from third parties and the expansion and upgrade of current facilities. We will employ what we believe to be a disciplined, opportunistic acquisition strategy with a focus on the acquisition of skilled nursing, assisted living and independent living properties, as well as medical office buildings, long-term acute care hospitals and inpatient rehabilitation facilities. As we acquire additional properties, we expect to further diversify by geography, asset class and tenant within the healthcare and healthcare-related sectors.

Maintain Balance Sheet Strength and Liquidity. We plan to maintain a capital structure that provides the resources and flexibility to support the growth of our business. We intend to maintain a mix of credit facility debt, mortgage debt and unsecured debt which, together with our anticipated ability to complete future equity financings, we expect will fund the growth of our property portfolio.

Develop New Tenant Relationships. We plan to cultivate new relationships with tenants and healthcare providers in order to expand the mix of tenants operating our properties and, in doing so, to reduce our dependence on Ensign. We expect that this objective will be achieved over time as part of our overall strategy to acquire new properties and further diversify our overall portfolio of healthcare properties.

Provide Capital to Underserved Operators. We believe that there is a significant opportunity to be a capital source to healthcare operators through the acquisition and leasing of healthcare properties that are consistent with our investment and financing strategy at appropriate risk-adjusted rates of returns, but that, due to size and other considerations, are not a focus for larger healthcare REITs. We intend to pursue acquisitions and strategic opportunities that meet our investing and financing strategy and that are attractively priced, including funding development of properties through construction loans and thereafter entering into sale and leaseback arrangements with such developers as well as other secured term financing and mezzanine lending. We will utilize our management team’s operating experience, network of relationships and industry insight to identify both large and small quality operators in need of capital funding for future growth. In appropriate circumstances, we may negotiate with operators to acquire individual healthcare properties from those operators and then lease those properties back to the operators pursuant to long-term triple-net leases.

Find Strategic Capital Improvements. We intend to support operators by providing capital to them for a variety of purposes, including capital expenditures and facility modernization. We expect to structure these investments as either lease amendments that produce additional rents or as loans that are repaid by operators during the applicable lease term.

Pursue Strategic Development Opportunities. We intend to work with operators and developers to identify strategic development opportunities. These opportunities may involve replacing or renovating facilities that may have become less competitive. We also intend to identify new development opportunities that present attractive risk-adjusted returns. We may provide funding to the developer of a property in conjunction with entering into a sale and leaseback transaction or an option to enter into a sale leaseback transaction for the property.

Government Regulation, Licensing and Enforcement

Overview

As operators of healthcare facilities, Ensign and any future tenants of our healthcare properties are typically subject to extensive and complex federal, state and local healthcare laws and regulations relating to fraud and abuse practices, government reimbursement, licensure and certificate of need and similar laws governing the operation of healthcare facilities, and we expect that the healthcare industry, in general, will continue to face increased regulation and pressure in the areas of fraud, waste and abuse, cost control, healthcare management and provision of services, among others. These regulations are wide-ranging and can subject our tenants to civil, criminal and administrative sanctions. Affected tenants may find it increasingly difficult to comply with this complex and evolving regulatory environment because of a relative lack of guidance in many areas as certain of our healthcare properties are subject to oversight from several government agencies and the laws may vary from one jurisdiction to another. Changes in laws and regulations and reimbursement enforcement activity and regulatory non-compliance by our tenants could have a significant effect on their operations and financial condition, which in turn may adversely affect us, as detailed below and set forth under “Risk Factors—Risks Related to Our Business.”

The following is a discussion of certain laws and regulations generally applicable to operators of our healthcare facilities, and in certain cases, to us.

Fraud and Abuse Enforcement

There are various extremely complex federal and state laws and regulations governing healthcare providers’ relationships and arrangements and prohibiting fraudulent and abusive practices by such providers. These laws include, but are not limited to, (i) federal and state false claims acts, which, among other things, prohibit providers from filing false claims or making false statements to receive payment from Medicare, Medicaid or other federal or state healthcare programs, (ii) federal and state anti-kickback and fee-splitting statutes, including the Medicare and Medicaid anti-kickback statute, which prohibit the payment or receipt of remuneration to induce referrals or recommendations of healthcare items or services, (iii) federal and state physician self-referral laws (commonly referred to as the “Stark Law”), which generally prohibit referrals by physicians to entities with which the physician or an immediate family member has a financial relationship, (iv) the federal Civil Monetary Penalties Law, which prohibits, among other things, the knowing presentation of a false or fraudulent claim for certain healthcare services and (v) federal and state privacy laws, including the privacy and security rules contained in the Health Insurance Portability and Accountability Act of 1996, which provide for the privacy and security of personal health information. Violations of healthcare fraud and abuse laws carry civil, criminal and administrative sanctions, including punitive sanctions, monetary penalties, imprisonment, denial of Medicare and Medicaid reimbursement and potential exclusion from Medicare, Medicaid or other federal or state healthcare programs. These laws are enforced by a variety of federal, state and local agencies and can also be enforced by private litigants through, among other things, federal and state false claims acts, which allow private litigants to bring qui tam or “whistleblower” actions. Ensign is, and many of our future tenants are expected to be, subject to these laws, and some of them may in the future become the subject of governmental enforcement actions if they fail to comply with applicable laws.

Reimbursement

Sources of revenue for Ensign include (and for our future tenants is expected to include), among other sources, governmental healthcare programs, such as the federal Medicare program and state Medicaid programs, and non-governmental payors, such as insurance carriers and health maintenance organizations. For the three months ended March 31, 2014, and the year ended December 31, 2013, Ensign derived 71.1% and 72.2%, respectively, of its revenues from governmental payors. As federal and state governments focus on healthcare reform initiatives, and as the federal government and many states face significant budget deficits, efforts to reduce costs by these payors will likely continue, which may result in reduced or slower growth in reimbursement for certain services provided by Ensign and some of our other future tenants.

Healthcare Licensure and Certificate of Need

Our healthcare facilities are subject to extensive federal, state and local licensure, certification and inspection laws and regulations. In addition, various licenses and permits are required to dispense narcotics, operate pharmacies, handle radioactive materials and operate equipment. Many states require certain healthcare providers to obtain a certificate of need, which requires prior approval for the construction, expansion and closure of certain healthcare facilities. The approval process related to state certificate of need laws may impact some of our tenants’ abilities to expand or change their businesses.

Americans with Disabilities Act (the “ADA”)

Although most of our properties are not required to comply with the ADA because of certain “grandfather” provisions in the law, some of our properties must comply with the ADA and similar state or local laws to the extent that such properties are “public accommodations,” as defined in those statutes. These laws may require removal of barriers to access by persons with disabilities in certain public areas of our properties where such removal is readily achievable. Under our triple-net lease structure, our tenants would generally be responsible for additional costs that may be required to make our facilities ADA-compliant. Noncompliance with the ADA could result in the imposition of fines or an award of damages to private litigants.

Environmental Matters

A wide variety of federal, state and local environmental and occupational health and safety laws and regulations affect healthcare facility operations. These complex federal and state statutes, and their enforcement, involve a myriad of regulations, many of which involve strict liability on the part of the potential offender. Some of these federal and state statutes may directly impact us. Under various federal, state and local environmental laws, ordinances and regulations, an owner of real property, such as us, may be liable for the costs of removal or remediation of hazardous or toxic substances at, under or disposed of in connection with such property, as well as other potential costs relating to hazardous or toxic substances (including government fines and damages for injuries to persons and adjacent property). The cost of any required remediation, removal, fines or personal or property damages and the owner’s liability therefore could exceed or impair the value of the property and/or the assets of the owner. In addition, the presence of such substances, or the failure to properly dispose of or remediate such substances, may adversely affect the owner’s ability to sell or rent such property or to borrow using such property as collateral which, in turn, could reduce our revenues. See “Risk Factors—Risks Related to Our Business—Environmental compliance costs and liabilities associated with real estate properties owned by us may materially impair the value of those investments.”

Compliance Process

As an operator of healthcare facilities, Ensign has a program to help it comply with various requirements of federal and private healthcare programs. In October 2013, Ensign entered into a corporate integrity agreement, or CIA, with the Office of the Inspector General of the U.S. Department of Health and Human Services. The CIA requires, among other things, that Ensign and its subsidiaries maintain a corporate compliance program to help comply with various requirements of federal and private healthcare programs. After the Spin-Off, we have agreed to certain continuing obligations under Ensign’s compliance program, including certain training in Medicare and Medicaid laws for our employees as required by the CIA.

REIT Qualification

We intend to elect to be taxed and intend to qualify as a REIT for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2014. Our qualification as a REIT will depend upon our ability to meet, on a continuing basis, various complex requirements under the Code relating to, among other things, the sources of our gross income, the composition and values of our assets, our distribution levels to our stockholders and the concentration of ownership of our capital stock. We believe that, commencing with our taxable year ending December 31, 2014, we will be organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and that our intended manner of operation will enable us to meet the requirements for qualification and taxation as a REIT.

Competition

We will compete for real property investments with other REITs, investment companies, private equity and hedge fund investors, sovereign funds, pension funds, healthcare operators, lenders and other institutional investors. Some of these competitors are significantly larger and have greater financial resources and lower costs of capital than us. Increased competition will make it more challenging to identify and successfully capitalize on acquisition opportunities that meet our investment objectives. Our ability to compete is also impacted by national and local economic trends, availability of investment alternatives, availability and cost of capital, construction and renovation costs, existing laws and regulations, new legislation and population trends.

In addition, revenues from our properties will be dependent on the ability of our tenants and operators to compete with other healthcare operators. These operators compete on a local and regional basis for residents and patients and their ability to successfully attract and retain residents and patients depends on key factors such as the number of facilities in the local market, the types of services available, the quality of care, reputation, age and appearance of each facility and the cost of care in each locality. Private, federal and state payment programs and the effect of other laws and regulations may also have a significant impact on the ability of our tenants and operators to compete successfully for residents and patients at the properties.

Employees

Following the Spin-Off, we expect to employ approximately 42 employees (including our executive officers), none of whom is expected to be subject to a collective bargaining agreement. None of our employees will continue to be employees of Ensign or an affiliate of Ensign. However, immediately following the Spin-Off, we will rely on Ensign to provide certain services to us under the Transition Services Agreement. Within 12 months following the Spin-Off, we plan to hire additional employees in the areas of accounting, finance and asset management, as we intend to reduce our reliance on Ensign for these services under the Transition Services Agreement.

Legal Proceedings

It is expected that, pursuant to the Separation and Distribution Agreement, any liability arising from or relating to legal proceedings involving the assets to be owned by us will be assumed by us and that we will indemnify Ensign (and its subsidiaries, directors, officers, employees and agents and certain other related parties) against any losses arising from or relating to such legal proceedings. In addition, pursuant to the Separation and Distribution Agreement, Ensign has agreed to indemnify us (including our subsidiaries, directors, officers, employees and agents and certain other related parties) for any liability arising from or relating to legal proceedings involving Ensign’s healthcare business prior to the Spin-Off, and, pursuant to the Master Leases, Ensign or its subsidiaries will agree to indemnify us for any liability arising from operations at the real property leased from us. Ensign is currently a party to various legal actions and administrative proceedings, including various claims arising in the ordinary course of its healthcare business, which will be subject to the indemnities to be provided by Ensign to us. While these actions and proceedings are not believed by Ensign to be material, individually or in the aggregate, the ultimate outcome of these matters cannot be predicted. The resolution of any such legal proceedings, either individually or in the aggregate, could have a material adverse effect on Ensign’s business, financial position or results of operations, which, in turn, could have a material adverse effect on our business, financial position or results of operations if Ensign or its subsidiaries are unable to meet their indemnification obligations.

The Operating Partnership

We intend to own substantially all of our assets and properties and conduct our operations through our Operating Partnership. We believe that conducting business through the Operating Partnership will provide flexibility with respect to the manner in which we structure the acquisition of properties. In particular, an UPREIT structure could enable us to acquire additional properties from sellers in tax deferred transactions. In these transactions, the seller would typically contribute its assets to the Operating Partnership in exchange for units of limited partnership interest in the Operating Partnership (“OP Units”). Holders of OP Units will have the right, after a 12 month holding period, to require the Operating Partnership to redeem any or all of such OP Units for cash based upon the fair market value of an equivalent number of shares of our common stock at the time of the redemption. Alternatively, we may elect to acquire those OP Units in exchange for shares of our common stock on a one-for-one basis. The number of shares of common stock used to determine the redemption value of OP Units, and the number of shares issuable in exchange for OP Units, is subject to adjustment in the event of stock splits, stock dividends, distributions of warrants or stock rights, specified extraordinary distributions and similar events. The Operating Partnership is managed by our wholly owned subsidiary, CareTrust GP, LLC, which is the sole general partner of the Operating Partnership.

The benefits of our UPREIT structure include the following:

•	Access to capital. We believe the UPREIT structure will provide us with access to capital for refinancing and growth. Because an UPREIT structure includes a partnership as well as a corporation, we can access the markets through the Operating Partnership issuing equity or debt as well as the corporation issuing capital stock or debt securities. Sources of capital include possible future issuances of debt or equity through public offerings or private placements.

•	Growth. The UPREIT structure will allow stockholders, through their ownership of common stock, and the limited partners, through their ownership of OP Units, an opportunity to participate in the growth of the real estate market through an ongoing business enterprise. In addition to the initial real property portfolio, we will provide stockholders an interest in all future investments in additional properties.

•	Tax deferral. The UPREIT structure will provide property owners who transfer their real properties to the Operating Partnership in exchange for OP Units the opportunity to defer the tax consequences that otherwise would arise from a sale of their real properties and other assets to us or to a third party. As a result, this structure will allow us to acquire assets in a more efficient manner and may allow it to acquire assets that the owner would otherwise be unwilling to sell because of tax considerations.

Insurance

We will maintain, or require in our leases, including the Master Leases, that our tenants maintain, all applicable lines of insurance on our properties and their operations. We anticipate that the amount and scope of insurance coverage provided by our policies and the policies maintained by our tenants will be customary for similarly situated companies in our industry. However, we cannot assure you that our tenants will maintain the required insurance coverages, and the failure by any of them to do so could have a material adverse effect on us. We also cannot assure you that we will continue to require the same levels of insurance coverage under our leases, including the Master Leases, that such insurance will be available at a reasonable cost in the future or that the insurance coverage provided will fully cover all losses on our properties upon the occurrence of a catastrophic event, nor can we assure you of the future financial viability of the insurers.

MANAGEMENT

Directors

Set forth below is certain biographical information and ages, as of March 31, 2014, for individuals who are expected to serve as our directors following the Spin-Off. Each director will hold office until his or her successor is duly elected or appointed and qualified or until his or her earlier death, retirement, disqualification, resignation or removal.

Our bylaws will provide that our board of directors shall consist of not less than three and not more than nine directors as the board of directors may from time to time determine. Our board of directors will initially consist of five directors, and will be divided into three classes that are, as nearly as possible, of equal size. Each class of directors will be elected for a three-year term of office, but the terms will be staggered so that the term of only one class of directors expires at each annual meeting. The initial terms of the Class I, Class II and Class III directors will expire in 2015, 2016 and 2017, respectively. Following the Spin-Off, Christopher R. Christensen will serve as a Class I director, David G. Lindahl and Jon D. Kline will each serve as a Class II director, and Gregory K. Stapley and Gary B. Sabin will each serve as a Class III director. All officers will serve at the discretion of the board of directors.

Upon completion of the Spin-Off, we will have five directors, three of whom we believe will be determined to be independent, as defined under the NASDAQ listing requirements. We believe our board of directors will determine that David G. Lindahl, Gary B. Sabin and Jon D. Kline are independent directors.

Our charter will not provide for cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of common stock will be able to elect all of the directors standing for election, and the holders of the remaining shares will not be able to elect any directors.

Name	Age	Position
Gregory K. Stapley	54	Director, President and Chief Executive Officer
Christopher R. Christensen	45	Director
David G. Lindahl	54	Director
Gary B. Sabin	59	Director
Jon D. Kline	47	Director

Gregory K. Stapley. Mr. Stapley is the President and Chief Executive Officer of CareTrust. He has served in this position since our inception in 2013. Prior to joining CareTrust, he served as Executive Vice President and Secretary of Ensign, where he was instrumental in assembling the real estate portfolio that will be transferred to CareTrust in the Spin-Off. A co-founder of Ensign, he also served as Ensign’s Vice President, General Counsel and Assistant Secretary beginning shortly after Ensign’s founding in 1999. Mr. Stapley previously served as General Counsel for the Sedgwick Companies, an Orange County-based manufacturer, wholesaler and retailer with 192 retail outlets across the United States. Prior to that, Mr. Stapley was a member of the Phoenix law firm of Jennings, Strouss & Salmon PLC, where his practice emphasized real estate and business transactions and government relations. Having served as Executive Vice President of Ensign since 2009 and as Vice President and General Counsel of Ensign from 1999 to 2009, Mr. Stapley brings to our board of directors extensive management experience, critical knowledge of our properties and knowledge and understanding of the healthcare business in general.

Christopher R. Christensen. Mr. Christensen is the President and Chief Executive Officer of Ensign. He has served as Ensign’s President since 1999 and its Chief Executive Officer since 2006. A co-founder of Ensign, Mr. Christensen has overseen Ensign’s growth since Ensign’s founding in 1999. Mr. Christensen has concurrently served as a member of Ensign’s Board of Directors since 1999, and currently sits on the quality assurance and compliance committee of Ensign’s Board of Directors. Mr. Christensen previously served as acting Chief Operating Officer of Covenant Care, Inc., a California-based provider of long-term care. Mr. Christensen will bring to our board of directors significant experience as a chief executive officer and proven ability to manage multiple properties and businesses.

David G. Lindahl. Mr. Lindahl is a partner and Managing Director of HPSI, Inc., a nationwide Group Purchasing Organization with operations serving over 10,000 hospitals, post-acute care providers, educational, hospitality and institutional clients, which collectively purchase over $1 billion of goods and services through HPSI each year. He has been affiliated with HPSI in various capacities since 1981. During a portion of that time, he also served as President of HPSI affiliate The Home Place, an operating pediatric sub-acute facility. We invited Mr. Lindahl to serve on the board based on his executive leadership experience in the healthcare industry, his entrepreneurship and creativity, and his network of relationships with healthcare operators and their trade associations across the United States, particularly the many smaller hospital systems and post-acute providers which will constitute much of our initial target client base.

Gary B. Sabin. Mr. Sabin is the Chairman and Chief Executive Officer of Excel Trust, Inc. (NYSE:EXL), a retail-focused real estate investment trust that primarily targets value-oriented community and power centers, grocery-anchored neighborhood centers and freestanding retail properties. He previously served as Chairman, Chief Executive Officer and President of Excel Realty Holdings, as Co-Chairman and Chief Executive Officer of Price Legacy Corporation, as Chairman, President and Chief Executive Officer of Excel Legacy Corporation, as a Director and President of New Plan Excel Realty Trust and as Chairman, President and Chief Executive Officer of Excel Realty Trust. In addition, Mr. Sabin has served as Chief Executive Officer of various companies since his founding of Excel Realty Trust Inc.’s predecessor company and its affiliates beginning in 1978. He has been active for over 30 years in diverse aspects of the real estate industry, including the evaluation and negotiation of real estate acquisitions, management, financing, development and dispositions. Mr. Sabin also currently serves as Chairman of The Sabin Children’s Foundation and Vice Chairman of the Cystic Fibrosis Foundation. Mr. Sabin received a Master’s Degree in Management from Stanford University as a Sloan Fellow, and a Bachelor of Science in Finance from Brigham Young University. We invited Mr. Sabin to serve on the board based on his executive leadership experience in public real estate investment trusts and other real estate companies, his entrepreneurship and creativity, his network of relationships with real estate professionals across the United States and his experience in finance.

Jon D. Kline. Mr. Kline is the Founder and President of Clearview Hotel Capital, LLC, a privately-held hotel investment and advisory company focused on acquiring and asset-managing hotels in urban and unique locations. He previously served as President and Chief Financial Officer of Sunstone Hotel Investors, Inc. (NYSE:SHO) which, during his tenure, grew from a private real estate company to a $4.0 billion publicly-traded hotel REIT. Prior to Sunstone, Mr. Kline oversaw the U.S. hospitality and leisure investment banking practice at Merrill Lynch & Co., with responsibility for lodging, gaming, restaurants and other leisure industries. Prior to Merrill Lynch, Mr. Kline was a real estate investment banker at Smith Barney, focused on lodging and other real estate asset classes. Prior to Smith Barney, Mr. Kline was an attorney with Sullivan & Cromwell LLP in New York. Mr. Kline has been a member of the Board of Directors of the Juvenile Diabetes Research Foundation, Orange County Chapter, the United Way, Orange County, Heritage Pointe, and the Urban Land Institute and its Hotel Development Council. Mr. Kline holds a B.A. in Economics from Emory University and a J.D. from New York University School of Law. We invited Mr. Kline to serve on the board based on his executive leadership experience in a publicly-traded REIT, his professional and educational background, his network of relationships with real estate professionals and his extensive background and experience in public markets and in real estate and finance transactions.

Executive Officers

Unless otherwise indicated, the following table shows the names and ages as of March 31, 2014 for executive officers who are not expected to serve as directors and the positions they will hold following the completion of the Spin-Off. A description of the business experience of each for at least the past five years follows the table. Additional executive officers may be selected prior to the Spin-Off and information concerning those executive officers will be included in an amendment to this information statement.

Name	Age	Position
William M. Wagner	48	Chief Financial Officer
David M. Sedgwick	38	Vice President of Operations

William M. Wagner. Mr. Wagner has served as our Chief Financial Officer since December 2013 and also serves as our principal accounting officer. Mr. Wagner served as Chief Financial Officer of First Team Real Estate, a private real estate brokerage company, from 2012 to 2013. From 2008 to 2012, Mr. Wagner served as Senior Vice President and Chief Accounting Officer of Nationwide Health Properties, Inc., a healthcare REIT. From 2004 to 2008, Mr. Wagner served as Senior Vice President and Chief Accounting Officer of Sunstone Hotel Investors, Inc., a lodging REIT. From 2001 to 2004, Mr. Wagner served as Vice President, Financial Reporting of The TriZetto Group, Inc. From 1999 to 2001, Mr. Wagner worked for two internet start-up ventures. From 1997 to 1999, Mr. Wagner served as Director, Financial Reporting of Irvine Apartment Communities, Inc., a multifamily REIT. From 1990 to 1997, Mr. Wagner worked for EY Kenneth Leventhal Real Estate Group and served real estate clients including several REITs. Mr. Wagner received a B.A. degree in Business Administration from the University of Washington and is a Certified Public Accountant (inactive) in the State of California.

David M. Sedgwick. Mr. Sedgwick is currently employed by The Ensign Group, Inc., and is joining CareTrust as its Vice President of Operations. He is a licensed nursing home administrator and has served in several key leadership roles at Ensign since 2001. During 2013, he operated Ensign’s newly-built Medicare-only skilled nursing facility in Denver, Colorado, and simultaneously supported all of Ensign’s skilled nursing operations in Colorado. During 2012, he served as President of Ensign’s Maryland-based urgent care franchise venture, Doctors Express. From 2007 to 2012, Mr. Sedgwick served as Ensign’s Chief Human Capital Officer, with responsibility for recruiting and training more than 100 newly licensed nursing home administrators and directing Ensign University, which included Ensign’s administrator training program. From 2002 to 2007, he operated three Ensign skilled nursing facilities in two states. Mr. Sedgwick holds a B.S. in Accounting from Brigham Young University and an M.B.A. from the University of Southern California. Mr. Sedgwick is Mr. Stapley’s brother-in-law.

Committees of the Board of Directors

Prior to the Spin-Off, our board of directors will establish the following committees, each of which will operate under a written charter that will be posted to our website at www.CareTrustREIT.com prior to the Spin-Off:

Audit Committee

The audit committee will be established in accordance with Rule 10A-3 under the Exchange Act and the NASDAQ listing requirements. The primary duties of the audit committee will be to, among other things:

•	determine the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm;

•	review and approve in advance all permitted non-audit engagements and relationships between us and our independent registered public accounting firm;

•	evaluate our independent registered public accounting firm’s qualifications, independence and performance;

•	review and discuss with our independent registered public accounting firm their audit plan, including the timing and scope of audit activities;

•	review our combined financial statements;

•	review our critical accounting policies and practices;

•	review the adequacy and effectiveness of our accounting and internal control policies and procedures;

•	review with our management all significant deficiencies and material weaknesses in the design and operation of our internal controls;

•	review with our management any fraud that involves management or other employees who have a significant role in our internal controls;

•	establish procedures for the receipt, retention and treatment of complaints regarding internal accounting controls or auditing matters and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

•	review on an ongoing basis and approve or disapprove related party transactions;

•	prepare the reports required by the rules of the SEC to be included in our annual proxy statement, if we are subject to the proxy rules under the Exchange Act; and

•	discuss with our management and our independent registered public accounting firm the results of our annual audit and the review of our quarterly combined financial statements.

The audit committee will provide an avenue of communication among management, the independent registered public accounting firm, the corporate auditors and the board of directors.

The audit committee will be comprised of members that meet the independence requirements set forth by the SEC, in the NASDAQ listing requirements and the audit committee charter. Each member of the audit committee will be financially literate in accordance with the NASDAQ listing requirements. The audit committee will also have at least one member who meets the definition of an “audit committee financial expert” under SEC rules and regulations. Upon completion of the Spin-Off, the initial members of the audit committee are expected to be David G. Lindahl, Gary B. Sabin and Jon D. Kline.

Nominating and Corporate Governance Committee

The primary responsibilities of the nominating and corporate governance committee will be to, among other things:

•	assist in identifying, recruiting and evaluating individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors and the nomination and corporate governance committee;

•	recommend to our board of directors individuals qualified to serve as directors and on committees of our board of directors;

•	advise our board of directors with respect to board composition, procedures and committees;

•	recommend to our board of directors certain corporate governance matters and practices; and

•	conduct an annual self-evaluation for our board of directors.

The nominating and corporate governance committee will be comprised of members that meet the independence requirements set forth by the SEC and in the NASDAQ listing requirements and the nominating and corporate governance committee charter. Upon completion of the Spin-Off, the initial members of the nominating and corporate governance committee are expected to be David G. Lindahl, Gary B. Sabin and Jon D. Kline.

Compensation Committee

The primary responsibilities of the compensation committee will be to, among other things:

•	review executive compensation plans and their goals and objectives, and make recommendations to our board of directors, as appropriate;

•	evaluate the performance of our executive officers;

•	review and approve the compensation of our executive officers and directors, including salary and bonus awards;

•	establish overall employee compensation policies and recommend to our board of directors major compensation programs;

•	administer our various employee benefit, pension and equity incentive programs;

•	review and discuss with management our compensation discussion and analysis (the “CD&A”) and recommend to our board of directors that the CD&A be included in the annual proxy statement or annual report; and

•	prepare an annual report on executive compensation for inclusion in our proxy statement.

The compensation committee will be comprised of members that meet the independence requirements set forth by the SEC and in the NASDAQ listing requirements and the compensation committee charter. The members of the compensation committee will be “non-employee directors” (within the meaning of Rule 16b-3 under the Exchange Act) and “outside directors” (within the meaning of Section 162(m) of the Code). Upon completion of the Spin-Off, the initial members of the compensation committee are expected to be David G. Lindahl, Gary B. Sabin and Jon D. Kline.

Other Committees

Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Compensation Committee Interlocks and Insider Participation

None of our directors will have interlocking or other relationships with other boards of directors, compensation committees or our executive officers that would require disclosure under Item 407(e)(4) of Regulation S-K.

Compensation of Directors

We are currently reviewing the compensation that we will pay to our non-employee directors following the Spin-Off, but we anticipate that non-employee directors will be compensated for their service under a non-employee director fee plan, which has not yet been established, and the CareTrust REIT, Inc. and CTR Partnership, L.P. Incentive Award Plan, which we expect to adopt prior to the Spin-Off. We will provide information regarding director compensation and the decision-making process for determining director compensation in our future filings with the SEC.

Executive Officer Compensation

Executive Compensation

The following table provides certain summary information concerning the compensation paid by Ensign for the fiscal years ended December 31, 2013 and 2012 to our principal executive officer, Mr. Stapley, and Mr. Wagner and Mr. Sedgwick, whom we expect will be our two other most highly compensated executive officers following the Spin-Off (collectively, the “named executive officers”). The amounts and forms of compensation reported below are not necessarily indicative of the compensation that our executive officers will receive following the Spin-Off.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Stock Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)		Total ($)
Gregory K. Stapley	2013	364,928	100,000	–	–	–	2,655	(3)	467,583
Executive Vice	2012	354,299	488,140	72,649	–	–	2,612	(4)	917,700
President and Secretary of Ensign, President and Chief Executive Officer of CareTrust
William M. Wagner	2013	8,324	–	–	–	–	–		8,324
Chief Financial	2012	–	–	–	–	–	–		–
Officer of CareTrust (5)
David M. Sedgwick	2013	110,750	25,000	–	–	–	617	(7)	136,367
Operations Resource of Ensign(6)	2012	116,307	–	–	–	–	3,705	(8)	149,833

(1)	The amounts shown in this column constitute the cash bonuses made by Ensign to certain named executive officers. Mr. Stapley participated in Ensign’s executive incentive program.
(2)	The amounts shown are the amounts of compensation cost to be recognized by Ensign related to restricted stock awards which were granted during fiscal year 2012, as a result of the adoption of ASC 718. These amounts disregard the estimated forfeiture rate which is considered when recognizing the ASC 718 expense in the combined financial statements of Ensign. In addition, a portion of the bonuses paid by Ensign to Mr. Stapley in 2012 and 2011 was in the form of stock awards.
(3)	Consists of term life and accidental death and dismemberment insurance payments of $862 and a matching contribution to The Ensign Group, Inc. 401(k) retirement program of $1,793.
(4)	Consists of term life and accidental death and dismemberment insurance payments of $840 and a matching contribution to The Ensign Group, Inc. 401(k) retirement program of $1,772.
(5)	Mr. Wagner began his employment with CareTrust on December 12, 2013.
(6)	Mr. Sedgwick will be Vice President of Operations of CareTrust at the time of the Spin-Off.
(7)	Consists of term life and accidental death and dismemberment insurance payments of $64 and a matching contribution to The Ensign Group, Inc. 401(k) retirement program of $553.
(8)	Consists of term life and accidental death and dismemberment insurance payments of $93, a matching contribution to The Ensign Group, Inc. 401(k) retirement program of $612 and automobile allowance of $3,000.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table provides certain summary information concerning outstanding Ensign equity awards held by our named executive officers as of December 31, 2013.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)(1)
Gregory K. Stapley	—	—		—	—	—		—
William M. Wagner	—	—		—	—	—		—
David M. Sedgwick	—	2,000	(2)	$17.47	3/11/2020	900	(2)	$39,843

(1)	The market value of unvested restricted equity awards was calculated using the closing stock price of Ensign common stock of $44.27 per share on December 31, 2013.
(2)	The unexercised options held by Mr. Sedgwick were granted on March 11, 2010; 1,000 stock options vest on March 11, 2014, and 1,000 stock options vest on March 11, 2015. The unvested restricted stock awards held by Mr. Sedgwick were granted on February 2, 2011 and vest in equal installments of 300 shares on each anniversary of the grant date over a five year period.

Potential Payments Upon Termination Or Change In Control

There are no benefits guaranteed to be paid to the named executive officers upon termination or a change in control.

Incentive Award Plan

Introduction

Prior to the Spin-Off, we expect to adopt the CareTrust REIT, Inc. and CTR Partnership, L.P. Incentive Award Plan (the “Incentive Award Plan”), under which 5,000,000 shares of our common stock and 5,000,000 units of the Operating Partnership (such units, “LTIP Units”) will initially be reserved for issuance. The Incentive Award Plan will become effective upon the completion of the Spin-Off.

Section 162(m) of the Code

Generally, Section 162(m) of the Code does not permit a tax deduction for compensation in excess of $1 million paid in any calendar year by a publicly traded company to its chief executive officer or any of the three other most highly-compensated executive officers (other than the principal financial officers). However, certain compensation, including compensation based on the attainment of performance goals, is excluded from this deduction limit if certain criteria are satisfied, including that the material terms pursuant to which the compensation is to be paid are disclosed to and approved by the company’s stockholders. Accordingly, if the Incentive Award Plan, including the list of performance criteria applicable under the Incentive Award Plan for awards intended to qualify as performance-based compensation under Section 162(m) of the Code, is approved by stockholders, and other conditions of Section 162(m) of the Code are satisfied, certain compensation paid to the above individuals pursuant to the Incentive Awards Plan should not be subject to the deduction limit of Section 162(m) of the Code.

Description of the Incentive Award Plan

The following is a description of the material provisions of the Incentive Award Plan.

Plan Administration. The compensation committee of our board of directors will be the administrator of the Incentive Award Plan. The compensation committee is composed solely of non-employee directors, as defined under Rule 16b-3 of the Exchange Act, and “outside directors,” within the meaning of Section 162(m) of the Code.

The compensation committee has the authority to, among other things:

•	construe and interpret the Incentive Award Plan;

•	make rules and regulations relating to the administration of the Incentive Award Plan;

•	designate eligible persons to receive awards;

•	establish the terms and conditions of awards; and

•	determine whether the awards or any portion thereof will contain time-based restrictions and/or performance-based restrictions, and, with respect to performance-based awards, the criteria for achievement of performance goals, as set forth in more detail below.

Eligibility. The compensation committee will designate those employees, consultants and non-employee directors who are to receive awards under the Incentive Award Plan.

Shares Authorized. Subject to adjustment in the event of a merger, recapitalization, stock split, reorganization or similar transaction, the maximum aggregate number of shares available for issuance under the Incentive Award Plan will be 5,000,000, the maximum aggregate number of LTIP Units available for issuance under the Incentive Award Plan will be 5,000,000 and the maximum number of shares available for issuance under the Incentive Award Plan with respect to incentive stock options will be 5,000,000 Shares or LTIP Units that are subject to or underlie awards which expire or for any reason are cancelled, terminated, forfeited, fail to vest, or for any other reason are not paid or delivered under the Incentive Award Plan will again be available for issuance in connection with future awards granted under the Incentive Award Plan. Shares or LTIP Units surrendered or withheld as payment of either the exercise price of an Award and/or withholding taxes in respect of such an Award will be counted against the Incentive Award Plan limits and will not again be available for issuance in connection with future awards.

Individual Limits. The number of shares of stock subject to options and stock appreciation rights awarded to any one participant during any calendar year may not exceed 1,000,000 shares. The number of shares and LTIP Units subject to awards other than options and stock appreciation rights awarded to any one participant during any calendar year may not exceed 1,000,000 shares and 1,000,000 LTIP Units, respectively. The amount of compensation to be paid to any one participant with respect to all cash-based awards that are intended to constitute performance-based compensation for purposes of Section 162(m) of the Code is $5,000,000 . Each of these limits is subject to adjustment in the event of a merger, recapitalization, stock split, reorganization or similar transaction.

Types of Awards. The Incentive Award Plan provides for the grant of stock options, restricted stock, restricted stock units, performance awards (which include, but are not limited to, cash bonuses), dividend equivalent awards, deferred stock awards, stock payment awards, stock appreciation rights, other incentive awards (which include, but are not limited to, LTIP Unit awards), and performance share awards.

Options. Options to purchase shares of common stock may be granted alone or in tandem with stock appreciation rights. A stock option may be granted in the form of a non-qualified stock option or an incentive stock option. No incentive stock options will be granted to any person who is not an employee of the company. The price at which a share may be purchased under an option (the exercise price) will be determined by the compensation committee, but may not be less than the fair market value of CareTrust’s common stock on the date the option is granted. The compensation committee may establish the term of each option, but no option may be exercisable after 10 years from the grant date. The amount of incentive stock options that become exercisable for the first time in a particular year cannot exceed a value of $100,000 per participant, determined using the fair market value of the shares on the date of grant.

SARs. Stock appreciation rights (or SARs) may be granted either alone or in tandem with stock options. The exercise price of a SAR must be equal to or greater than the fair market value of CareTrust’s common stock on the date of grant. The compensation committee may establish the term of each SAR, but no SAR will be exercisable after 10 years from the grant date.

Restricted Stock/Restricted Stock Units. Restricted stock and restricted stock units may be issued to eligible participants, as determined by the compensation committee. The restrictions on such awards are determined by the compensation committee, and may include time based, performance-based, and service-based restrictions. Restricted stock units may be settled in cash, shares of common stock or a combination thereof. Except as otherwise determined by the compensation committee, holders of restricted stock will have the right to receive dividends and will have voting rights during the restriction period.

Performance Awards. Performance awards may be issued to any eligible individual, as deemed by the compensation committee. The value of performance awards may be linked to performance criteria,

or to other specific criteria determined by the compensation committee. Performance awards may be paid in cash, shares, or a combination of both, as determined by the compensation committee. Without limiting the generality of the foregoing, performance awards may be granted in the form of a cash bonus payable upon the attainment of objective performance goals or such other criteria as are established by the compensation committee.

Dividend Equivalent Awards. Dividend equivalent awards may be granted either alone or in tandem with other awards, as determined by the compensation committee. Dividend equivalent awards are based on the dividends that are declared on the common stock, to be credited as of the dividend payment dates during the period between the date that the dividend equivalent awards are granted and such dates that the dividend equivalent awards terminate or expire. If dividend equivalents are granted with respect to shares covered by another award, the dividend equivalent may be paid out at the time and to the extent that vesting conditions of the award shares are satisfied. Dividend equivalent awards can be converted to cash or shares by a formula determined by the compensation committee. Unless otherwise determined by the compensation committee, dividend equivalents are not payable with respect to stock options or stock appreciation rights.

Stock Payment Awards. Stock payments may be issued to eligible participants, as determined by the compensation committee. The number of shares of any stock payment may be based upon performance criteria or any other specific criteria. Stock payment awards may be made in lieu of base salary, bonus, fees, or other cash compensation otherwise payable to such eligible individual.

Deferred Stock Awards. Deferred stock awards may be issued to eligible participants, as determined by the compensation committee. The number of shares of deferred stock will be determined by the compensation committee and may be based on performance criteria or other specific criteria. Shares underlying a deferred stock award which is subject to a vesting schedule or other conditions or criteria set up by the administrator will not be issued until such vesting requirements or other conditions or criteria, as applicable, have been satisfied. Unless otherwise provided by the compensation committee, a holder of a deferred stock award will have no rights as a shareholder until the award has vested and the shares have been issued.

Performance Share Awards. Performance share awards may be granted to any eligible individual who is selected by the compensation committee. Vesting of performance share awards may be linked to any one or more performance criteria, other specific performance criteria, and/or time-vesting or other criteria, as determined by the compensation committee.

Other Incentive Awards. Other incentive awards may be issued to eligible participants, as determined by the compensation committee. Such other incentive awards may cover shares or the right to purchase shares or have a value derived from the value of, or an exercise or conversion privilege at a price related to, or otherwise payable in or based on shares, shareholder value, or shareholder return. Other incentive awards may be linked to any one or more of the performance criteria or other specific performance criteria determined appropriate by the compensation committee and may be paid in cash or shares. Without limiting the generality of the foregoing, LTIP Units may be granted in such amount and subject to such terms and conditions as may be determined by the compensation committee; provided, however, that LTIP Units may only be issued to an eligible individual for the performance of services to or for the benefit of the Operating Partnership (i) in the eligible individual’s capacity as a partner of the Operating Partnership, (ii) in anticipation of the eligible individual becoming a partner of the Operating Partnership, or (iii) as otherwise determined by the compensation committee, provided that the LTIP Units are intended to constitute “profits interests” within the meaning of the Internal Revenue Code, as well as applicable revenue procedures. The compensation committee will specify the conditions and dates upon which the LTIP Units will vest and become nonforfeitable. LTIP Units will be subject to the terms and conditions of the agreement governing the Operating Partnership and such other restrictions, including restrictions on transferability, as the compensation committee may impose. These restrictions may lapse separately or in combination at such times, pursuant to such circumstances, in such installments, or otherwise, as the compensation committee determines at the time of the grant of the award or thereafter.

Performance-Based Awards. Awards may be structured to satisfy the requirements for “performance-based compensation” under Section 162(m) of the Code. In order to qualify as “performance-based compensation,” the grant, payment, or vesting schedule of the award must be contingent upon the achievement of pre-established performance goals over a performance period for CareTrust.

Performance Criteria. The performance goals may be based upon one or more of the following performance criteria: (i) net earnings (either before or after one or more of the following: (A) interest, (B) taxes, (C) depreciation, (D) amortization and (E) non-cash equity-based compensation expense); (ii) gross or net sales or revenue; (iii) net income (either before or after taxes); (iv) adjusted net income; (v) operating earnings or profit; (vi) cash flow (including, but not limited to, operating cash flow and free cash flow); (vii) return on assets; (viii) return on capital; (ix) return on shareholders’ equity; (x) total shareholder return; (xi) return on sales; (xii) gross or net profit or operating margin; (xiii) costs; (xiv) funds from operations; (xv) expenses; (xvi) working capital; (xvii) earnings per share; (xviii) adjusted earnings per Share; (xix) price per Share; (xx) regulatory body approval for commercialization of a product; (xxi) implementation or completion of critical projects; (xxii) market share; (xxiii) economic value; (xxiv) debt levels or reduction; (xxv) customer retention; (xxvi) sales-related goals; (xxvii) comparisons with other stock market indices; (xxviii) operating efficiency; (xxix) customer satisfaction and/or growth; (xxx) employee satisfaction; (xxxi) research and development achievements; (xxxii) financing and other capital raising transactions; (xxxiii) recruiting and maintaining personnel; (xxxiv) year-end cash, (xxxv) inventory, (xxxvi) inventory turns, (xxxvii) net inventory turns, (xxxviii) new store openings, (xxxix) new store performance, (xl) average transaction size, (xli) customer traffic, (xlii) accounts payable to inventory ratio, (xliii) employee retention, (xliv) comparable store sales; (xlv) capital expenditures; (xlvi) average occupancy; (xlvii) year-end occupancy; (xlviii) property operating expense savings; and (xlix) leasing goals.

Adjustments to Performance Criteria. Performance criteria may be measured either in absolute terms for the Company or any operating unit of the Company or as compared to results of a peer group or to market performance indicators. Further, the compensation committee may provide objectively determinable adjustments be made to one or more of the performance goals. Such adjustments may include: (i) items related to a change in accounting principle; (ii) items relating to financing activities; (iii) expenses for restructuring or productivity initiatives; (iv) other non-operating items; (v) items related to acquisitions; (vi) items attributable to the business operations of any entity acquired by the Company during the performance period; (vii) items related to the disposal or sale of a business or segment of a business; (viii) items related to discontinued operations that do not qualify as a segment of a business under applicable accounting standards; (ix) items attributable to any stock dividend, stock split, combination or exchange of stock occurring during the performance period; (x) any other items of significant income or expense which are determined to be appropriate adjustments; (xi) items relating to unusual or extraordinary corporate transactions, events or developments, (xii) items related to amortization of acquired intangible assets; (xiii) items that are outside the scope of the Company’s core, on-going business activities; (xiv) items related to acquired in-process research and development; (xv) items relating to changes in tax laws; (xvi) items relating to major licensing or partnership arrangements; (xvii) items relating to asset impairment charges; (xviii) items relating to gains or losses for litigation, arbitration and contractual settlements; or (xix) items relating to any other unusual or nonrecurring events or changes in applicable laws, accounting principles or business conditions.

To the extent permitted under Section 162(m) of the Code (including, without limitation, compliance with any requirements for shareholder approval), the compensation committee may designate additional performance criteria on which performance goals may be based, and may adjust, modify or amend the aforementioned performance criteria. Approval of the Incentive Award Plan will also constitute approval of these performance metrics for purposes of Section 162(m).

Change in Control. In the event of a change in control of the Company, all outstanding and unvested options and stock appreciation rights under the Incentive Award Plan will become vested and exercisable. Other awards will vest immediately and generally be distributed effective as of the date of change in control. Awards granted which are subject to the achievement of performance goals will immediately vest as if 100% of the performance goals had been achieved.

Amendment and Termination. Our board of directors may at any time terminate, suspend or discontinue the Incentive Award Plan. Our board of directors may amend the Incentive Award Plan at any time, provided that any increase in the number of shares available for issuance under the plan must be approved by the Company’s shareholders. In addition, our board of directors may not, without shareholder approval, amend any outstanding award to increase or reduce the price per share or to cancel and replace an award with cash and/or another award, including another option or stock appreciation right having a price per share that is less than, greater than or equal to the price per share of the original award.

Code of Business Conduct and Ethics

Prior to the Spin-Off, we intend to adopt a Code of Business Conduct and Ethics, effective as of the time of our listing on NASDAQ. The Code of Business Conduct and Ethics will confirm our commitment to conduct our affairs in compliance with all applicable laws and regulations and observe the highest standards of business ethics, and will seek to identify and mitigate conflicts of interest between our directors, officers and employees, on the one hand, and us on the other hand. The Code of Business Conduct and Ethics will also apply to ensure compliance with stock exchange requirements and to ensure accountability at a senior management level for that compliance. We intend that the spirit, as well as the letter, of the Code of Business Conduct and Ethics be followed by all of our directors, officers, employees and subsidiaries. This will be communicated to each new director, officer and employee. A copy of our Code of Business Conduct and Ethics will be available on our website.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of the date hereof, all of the outstanding shares of our common stock are owned by Ensign. After the Spin-Off, Ensign will own none of our common stock. The following table provides information with respect to the expected beneficial ownership of our common stock immediately following the completion of the Spin-Off by (1) each person who we believe will be a beneficial owner of more than 5% of our outstanding common stock, (2) each of our directors and named executive officers, and (3) all directors, director nominees and executive officers as a group. We based the share amounts on each person’s beneficial ownership of Ensign common stock as of May 6, 2014, unless we indicate some other basis for the share amounts, and assuming a distribution ratio of one share of our common stock for every share of Ensign common stock.

To the extent our directors and officers own Ensign common stock at the time of the Spin-Off, they will participate in the Spin-Off on the same terms as other holders of Ensign common stock.

Except as otherwise noted in the footnotes below, each person or entity identified below has sole voting and investment power with respect to such securities. Following the Spin-Off, we will have outstanding an aggregate of 22,431,318 shares of common stock based upon 22,431,318 shares of Ensign common stock outstanding on May 6, 2014, assuming no exercise of Ensign options and applying the distribution ratio of one share of our common stock for every share of Ensign common stock held as of the record date.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Percent of Class(2)

Named Executive Officers and Directors:

Christopher R. Christensen (3)	1,067,090	4.8%
Gregory K. Stapley (4)	344,900	1.5%
William M. Wagner	—	—
David M. Sedgwick (5)	17,202	*
David G. Lindahl	—	—
Gary B. Sabin	—	—
Jon D. Kline	—	—

All directors, nominees and executive officers as a group (7 persons)	1,429,192	6.4%

Other Five Percent Stockholders:

FMR LLC (6)	1,983,700	8.8%
Blackrock, Inc. (8)	1,738,979	7.8%
Wasatch Advisors, Inc. (7)	1,551,556	6.9%
The Vanguard Group (9)	1,279,222	5.7%

*	Denotes less than 1%.
(1)	The addresses of all of the officers and directors listed above are in the care of CareTrust, 27101 Puerta Real, Suite 400, Mission Viejo, CA 92691.
(2)	Percentages shown assume the exercise by such persons of all options to acquire shares of our common stock that are exercisable within 60 days of May 6, 2014 and no exercise by any other person.
(3)	Represents 1,048,000 shares held by Hobble Creek Investments, of which Christopher Christensen is the sole member, 12,919 restricted shares held by Mr. Christensen directly, 2,171 shares held by Mr. Christensen’s spouse, and 4,000 shares held by Mr. Christensen’s former spouse as custodian for their minor children under the California Uniform Transfers to Minors Act. Mr. Christensen’s former spouse holds voting and investment power over the shares held for their children.
(4)

Represents 272,850 shares held by the Stapley Family Trust dated April 25, 2006, 32,050 shares held by Deborah Stapley as custodian for the minor children of Gregory K. Stapley and Deborah Stapley under the

California Uniform Transfers to Minor Act, and 40,000 shares held by the Marian K. Stapley Revocable Trust dated April 29, 1965, of which Mr. Stapley is trustee. Mr. Stapley and his spouse share voting and investment power over the shares held by the Stapley Family Trust, Mr. Stapley’s spouse holds voting and investment power over the shares held for their minor children and Mr. Stapley holds, as trustee, voting and investment power over the shares held by the Marian K. Stapley Revocable Trust.
(5)	Represents 17,202 shares held by Mr. Sedgwick directly and does not include 600 unvested restricted shares held by Mr. Sedgwick that will be terminated at the time of the Spin-Off.
(6)	Represents beneficial ownership as of December 31, 2013 as reported on Schedule 13G filed by FMR LLC on February 14, 2013, which indicates that FMR LLC held 1,983,700 shares and held sole voting power over 100 shares. The business address of FMR LLC is 82 Devonshire Street, Boston, Massachusetts 02109.
(7)	Represents beneficial ownership as of December 31, 2013 as reported on Schedule 13G filed by Wasatch Advisors, Inc. on February 13, 2013, which indicates that Wasatch Advisors, Inc. held 1,551,556 shares. The business address of Wasatch Advisors, Inc. is 150 Social Hall Avenue, Salt Lake City, Utah 84111.
(8)	Represents beneficial ownership as of December 31, 2013 as reported on Schedule 13G filed by Blackrock, Inc. on January 29, 2014, which indicates that Blackrock, Inc. held 1,738,979 shares and held sole voting power over 1,690,531 shares. The business address of Blackrock, Inc. is 40 East 52nd Street, New York, NY 10022.
(9)	Represents beneficial ownership as of December 31, 2013 as reported on Schedule 13G filed by The Vanguard Group on February 12 , 2014, which indicates that The Vanguard Group held 1,279,222 shares and held sole voting power over 25,581 shares, sole investment power over 1,254,641 shares, and shared voting power over 24,581 shares. The business address of The Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Procedures for Approval of Related Person Transactions

We expect our board of directors to adopt a policy regarding the approval of any “related person transaction,” which is any transaction or series of transactions in which we or any of our subsidiaries is or are to be a participant, the amount involved exceeds $120,000, and a “related person” (as defined under SEC rules) has a direct or indirect material interest. Under the policy, a related person would need to promptly disclose to our Chief Financial Officer any proposed related person transaction and all material facts about the proposed transaction. Our Chief Financial Officer would then assess and promptly communicate that information to our audit committee. Based on our audit committee’s consideration of all of the relevant facts and circumstances, our audit committee will decide whether or not to approve such transaction and will generally approve only those transactions that are in, or are not inconsistent with, the best interests of CareTrust. If we become aware of an existing related person transaction that has not been pre-approved under this policy, the transaction will be referred to our audit committee, which will evaluate all options available, including ratification, revision or termination of such transaction. Our policy will require any director who may be interested in a related person transaction to recuse himself or herself from any consideration of such related person transaction. As a result of Mr. Christensen’s service on our board of directors, transactions between Ensign and CareTrust that exceed the $120,000 threshold will be subject to our policy regarding related party transactions, and will require that Mr. Christensen recuse himself from consideration of such transactions.

Relationship between Ensign and CareTrust

To govern their relationship after the Spin-Off, Ensign and CareTrust will enter into: the Separation and Distribution Agreement; the Master Leases; the Opportunities Agreement; the Tax Matters Agreement; the Transition Services Agreement; and the Employee Matters Agreement. See “Our Relationship with Ensign Following the Spin-Off.” Transactions pursuant to these agreements will be pre-approved under our policy regarding related party transactions. However, any new transactions between Ensign and CareTrust, or material changes to these agreements, will be subject to approval under the policy.

OUR RELATIONSHIP WITH ENSIGN FOLLOWING THE SPIN-OFF

After the Spin-Off, we and Ensign will operate separately, each as an independent publicly traded company. To govern our relationship after the Spin-Off, we will enter into the following agreements with Ensign: the Separation and Distribution Agreement; the Master Leases; the Opportunities Agreement; the Tax Matters Agreement; the Transition Services Agreement; and the Employee Matters Agreement. The following is a summary of the material terms of those agreements.

The material agreements described below have been filed as exhibits to the registration statement on Form 10, and the summaries of each of these agreements set forth the terms of the agreements that we believe are material. These summaries are qualified in their entirety by reference to the full text of the applicable agreements, which are incorporated by reference into this information statement. The terms of the agreements described below that will be in effect at the time of and following the Spin-Off have not yet been finalized; changes to these agreements, some of which may be material, may be made prior to the Spin-Off.

Separation and Distribution Agreement

The Separation and Distribution Agreement contains the key provisions relating to the separation of our real estate business from Ensign. It also contains other agreements that govern certain aspects of our relationship with Ensign that will continue after the Spin-Off.

Transfer of Assets and Assumption of Liabilities

The Separation and Distribution Agreement divides and allocates the assets and liabilities of Ensign prior to the Spin-Off between us and Ensign, and describes when and how any required transfers and assumptions of assets and liabilities will occur.

Termination of Intercompany Agreements

Effective as of the distribution date, all agreements between Ensign, on the one hand, and us, on the other hand, existing prior to the Spin-Off (excluding the Separation and Distribution Agreement, each ancillary agreement and the other agreements specified in the Separation and Distribution Agreement) will be terminated.

Settlement of Intercompany Accounts

Any receivables, payables or loans between Ensign, on the one hand, and us, on the other hand, existing prior to the Spin-Off (excluding any receivables, payables or loans that arise pursuant to the Separation and Distribution Agreement or any ancillary agreement) will be satisfied or settled in cash or otherwise canceled.

Replacement of Guarantees

The Separation and Distribution Agreement provides that the parties cooperate and use their reasonable best efforts to arrange, at our cost and expense, effective at or prior to the Spin-Off, the replacement of all guarantees by Ensign of any of our obligations with alternative arrangements that do not require credit support from Ensign. We will indemnify Ensign from and against any losses incurred after the Spin-Off with respect to any such guarantees that the parties are unable to replace prior to the Spin-Off.

The Spin-Off

The Separation and Distribution Agreement governs the rights and obligations of the parties regarding the Spin-Off. On the distribution date, Ensign will cause its agents to distribute, on a pro rata basis, all of the issued and outstanding shares of our common stock to Ensign’s stockholders as of the record date.

Conditions

The Separation and Distribution Agreement provides that the Spin-Off is subject to several conditions that must be satisfied or waived by Ensign, in its sole discretion. For further information regarding these conditions, see “The Spin-Off—Conditions to the Spin-Off.” Even if all of the conditions have been satisfied, Ensign may, in its sole and absolute discretion, terminate and abandon the Spin-Off or any related transaction at any time prior to the distribution date.

No Representations or Warranties

Except as expressly set forth in any ancillary agreement, neither we nor Ensign will provide any representations or warranties in connection with the Separation and Distribution Agreement, and all transfers of assets will be “as is, where is.”

Access to Information

The Separation and Distribution Agreement provides that the parties will exchange for a period of three years certain information required to comply with requirements imposed on the requesting party by a government authority for use in any proceeding or to satisfy audit, accounting, claims defense, regulatory filings, litigation, tax or similar requirements, for use in compensation, benefit or welfare plan administration or other bona fide business purposes, or to comply with its obligations under the Separation and Distribution Agreement or any ancillary agreement. In addition, the parties will use commercially reasonable efforts to make available to each other directors, officers, other employees and agents as witnesses in any legal, administrative or other proceeding in which the other party may become involved to the extent reasonably required.

Releases, Allocation of Liabilities and Indemnification

The Separation and Distribution Agreement provides for a full and complete release and discharge of all liabilities existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed at or before the separation, between Ensign and us, except as expressly set forth in the Separation and Distribution Agreement.

The Separation and Distribution Agreement provides that (i) we will indemnify Ensign and its affiliates and each of their respective current and former directors, officers, agents and employees against any and all losses relating to (a) liabilities arising out of our real estate business, (b) any breach by us of any provision of the Separation and Distribution Agreement or any ancillary agreement, and (c) any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, with respect to all information contained or incorporated by reference in our registration statement on Form 10, this information statement or the offering memorandum related to the offering of the notes (other than information regarding Ensign provided to us by Ensign for inclusion therein), and (ii) that Ensign will indemnify us and our affiliates and each of our respective current and former directors, officers, agents and employees against any and all losses relating to (a) liabilities arising out of the Ensign healthcare business, (b) any breach by Ensign of any provision of the Separation and Distribution Agreement or any ancillary agreement, and (c) any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, with respect to information contained or incorporated by reference in our registration statement on Form 10, this information statement or the offering memorandum related to the offering of the notes (solely with respect to information regarding Ensign provided to us by Ensign for inclusion therein).

The Separation and Distribution Agreement also establishes dispute resolution procedures with respect to claims subject to indemnification and related matters.

Indemnification with respect to taxes and employee benefits is governed by the Tax Matters Agreement and the Employee Matters Agreement, respectively.

Termination

The Separation and Distribution Agreement provides that it may be terminated and the Spin-Off may be abandoned at any time prior to the distribution date by Ensign, in its sole discretion.

Expenses

Except as expressly set forth in the Separation and Distribution Agreement or in any ancillary agreement, we and Ensign will pay for our respective expenses in connection with the separation.

Master Leases

We will enter into Master Leases with Ensign, pursuant to which Ensign will lease substantially all of the properties that we will own following the Spin-Off. The Master Leases will consist of multiple leases, each with its own pool of properties, that will have varying maturities and diversity in property geography. Under each Master Lease, our individual subsidiaries that own the properties subject to such Master Lease will be the landlords, and the individual subsidiaries of Ensign that operate those properties will be the tenants (collectively, the “Ensign Tenants”). Ensign will guarantee the obligations of the Ensign Tenants under the Master Leases. A default by an Ensign Tenant under a Master Lease with respect to any property will entitle us to exercise our remedies under such Master Lease as to all properties covered by such Master Lease as though all such properties were in default. In addition, each Master Lease with the Ensign Tenants will contain cross-default provisions that will result in a default under all of the Master Leases if a default occurs under any Master Lease.

The following table sets forth the anticipated property type and geographic location of the properties subject to each Master Lease:

	Master Lease 1	Master Lease 2	Master Lease 3	Master Lease 4	Master Lease 5	Master Lease 6	Master Lease 7	Master Lease 8
Property Type:
Skilled Nursing Facilities	9	9	7	12	11	9	10	9
Skilled Nursing Campuses	1	1	1	—	—	1	—	1
Assisted Living and Independent Living Facilities	3	2	2	1	2	1	2	—

Total:	13	12	10	13	13	11	12	10

Geographic Location
CA	2	2	2	2	2	1	4	3
TX	4	3	3	4	3	3	5	—
AZ	—	1	1	—	1	1	—	6
UT	1	2	1	2	2	2	1	—
CO	1	1	1	—	1	1	—	—
ID	1	1	—	1	—	1	2	—
WA	1	1	1	1	1	—	—	1
NV	1	—	—	1	1	—	—	—
NE	1	—	—	1	2	1	—	—
IA	1	1	1	1	—	1	—	—

Total:	13	12	10	13	13	11	12	10

The following description of the Master Leases does not purport to be complete, but contains a summary of certain material provisions of the Master Leases.

Term and Renewals

The Master Leases will provide for the lease of land, buildings, structures and other improvements on the land, easements and similar appurtenances to the land and improvements relating to the operation of the leased properties, and certain personal property owned by us and used in the operation of the leased properties.

The Master Leases will provide for initial terms in excess of ten years with staggered expiration dates and no purchase options. At the option of the Ensign Tenants and subject to certain conditions being satisfied, each Master Lease may be extended for up to either two or three five-year renewal terms beyond the initial term, on the same terms and conditions. If the Ensign Tenants elect to renew the term of a Master Lease, the renewal will be effective as to all, but not less than all, of the leased property then subject to the Master Lease.

The following table sets forth the anticipated expiration date for each Master Lease:

	Master Lease 1	Master Lease 2	Master Lease 3	Master Lease 4	Master Lease 5	Master Lease 6	Master Lease 7	Master Lease 8
Year of Expiration	2026	2027	2028	2029	2030	2031	2032	2033

We anticipate that Master Leases 1-5 will have 3 extension options of 5 years each and Master Leases 6-8 will have 2 extension options of 5 years each. Extension of the term of any of the Master Leases will be subject to the following conditions: (1) no event of default under any of the Master Leases having occurred and being continuing, and (2) the Ensign Tenants providing timely notice of their intent to renew. The term of the Master Leases will be subject to termination prior to the expiration of the then current term upon default by the Ensign Tenants in their obligations, if not cured within any applicable cure periods set forth in the Master Leases.

The Ensign Tenants will not have the ability to terminate their obligations under a Master Lease prior to its expiration without our consent. If a Master Lease is terminated prior to its expiration other than with our consent, the Ensign Tenants may be liable for damages and incur charges such as continued payment of rent through the end of the lease term and maintenance and repair costs for the leased property. See “Risk Factors—Risks Related to Our Business.”

Rental Amounts and Escalators

Each Master Lease is a triple-net lease. Accordingly, in addition to rent, the Ensign Tenants will be required to pay the following:

•	all impositions and taxes levied on or with respect to the leased properties (other than taxes on our income);

•	all utilities and other services necessary or appropriate for the leased properties and the business conducted thereon;

•	all insurance required in connection with the leased properties and the business conducted on the leased properties;

•	all facility maintenance and repair costs; and

•	all fees in connection with any licenses or authorizations necessary or appropriate for the leased properties and the business conducted thereon.

The rent will be a fixed component that will be initially set near the time of the Spin-Off. We currently anticipate that the annual revenues from the Master Leases will be approximately $56.0 million during each of the first two years of the Master Leases, which result in a lease coverage ratio of approximately 1.85 based on the ANOI from the leased properties for the twelve months ended March 31, 2014. Commencing in the third year under the Master Leases, we anticipate that the annual revenues from the Master Leases will be escalated annually by an amount equal to the product of (1) the lesser of the percentage change in the Consumer Price Index (but not less than zero) or 2.5%, and (2) the prior year’s rent.

The initial annualized rent for each Master Lease is as follows:

Master Lease 1	Master Lease 2	Master Lease 3	Master Lease 4	Master Lease 5	Master Lease 6	Master Lease 7	Master Lease 8
$ 6,257,808	$5,424,712	$7,278,611	$5,317,983	$5,680,413	$6,475,985	$8,664,488	$10,900,000

Maintenance, Capital Expenditures and Alterations

The Ensign Tenants will be required to make all expenditures reasonably necessary to maintain the leased property in good appearance, repair and condition. The Ensign Tenants will be required to maintain all personal property located at the leased properties in good repair and condition as is necessary to operate all the leased property in compliance with applicable legal, insurance and licensing requirements. If the Ensign Tenants elect to make additional improvements to a leased property above and beyond the maintenance expenditures, we will finance such additional capital expenditures upon the Ensign Tenants’ request, subject to satisfaction of certain conditions, up to an aggregate amount of 20% of our initial investment in such property, and the rent will increase based on the amount financed.

Alterations (other than certain pre-approved alterations, which include non-structural alterations costing $250,000 or less that (a) do not decrease the value of the property, (b) do not adversely affect the exterior appearance of the property, and (c) are consistent in terms of style, quality and workmanship to the property) will be permitted only with our consent. Prior to commencing any alterations, the Ensign Tenants will be required to provide us with copies of detailed plans, specifications, permits, licenses and other information as we shall request.

Use of the Leased Property

Each Master Lease will require that the Ensign Tenants utilize the leased property solely for the operation of a healthcare facility and related uses as specified in the Master Leases. The Ensign Tenants will be responsible for maintaining or causing to be maintained all licenses, certificates and permits necessary for the leased properties to comply with various regulations.

Events of Default

Under each Master Lease, an “Event of Default” will be deemed to occur upon certain events, including:

•	the failure by the Ensign Tenants to pay rent or other amounts when due or within certain grace or cure periods of the due date;

•	the revocation or termination of any license or other authorization that would have a material adverse effect on the operation of any property, the voluntary cessation of operations at any property, the sale or transfer of any portion of a license or other authorization, or the use of any property other than for the operation of a healthcare facility;

•	any material suspension, limitation or restriction placed upon the Ensign Tenants, any license or other authorization, any property or the operations at any property, which is not cured within any applicable grace period;

•	the occurrence of a default under another agreement between us and the Ensign Tenants or our respective subsidiaries, which is not cured within any applicable grace period;

•	the occurrence of a default under any other lease, guaranty, loan or financing agreement by Ensign or its subsidiaries, which is not cured within any applicable grace period;

•	certain events of bankruptcy, insolvency or liquidation with respect to Ensign or its subsidiaries or any levy upon or attachment of an Ensign Tenant’s interest in the premises;

•	the breach by the Ensign Tenants or Ensign of a representation or warranty in the Master Leases or any guaranty in a manner which would impair the Ensign Tenants’ ability to perform their obligations under the Master Leases; and

•	the failure by the Ensign Tenants to maintain the premises and insurance coverage thereon or otherwise to comply with the covenants set forth in the Master Lease when due or within any applicable cure period.

Remedies for an Event of Default

Upon an Event of Default under a Master Lease, we may (at our option) exercise certain remedies, including:

•	sue for specific performance of any covenant;

•	enter any property, terminate such Master Lease, dispossess the Ensign Tenant from any property and/or collect monetary damages by reason of the Ensign Tenant’s breach (including the acceleration of all rent which would have accrued after such termination);

•	elect to leave such Master Lease in place and sue for rent and any other monetary damages;

•	relet any property to any tenant for such term, rent, conditions and uses as we may determine;

•	exercise available remedies under related Master Leases in accordance with the cross-default provisions of each Master Lease; and

•	seek any and all other rights and remedies available under law or in equity.

Notwithstanding the foregoing, under certain circumstances our damage remedies may be limited by contractual provisions designed to procure classification of the Master Lease as operating leases under Accounting Standards Codification 840, Leases.

Assignment and Subletting

Except as noted below, each Master Lease will provide that the Ensign Tenants may not sublease, assign, encumber or otherwise transfer or dispose of the Master Leases or any leased property, including by virtue of a change of control of Ensign or the Ensign Tenants, or engage a management company without our consent.

Each Master Lease will also provide that the Ensign Tenants may assign the Master Lease or sublease any leased property to an affiliate, subject to our reasonable approval of the transfer documents and the satisfaction of certain conditions. Upon any such assignment or transfer to an affiliate of the Ensign Tenants, Ensign must guarantee the affiliate’s obligations under the Master Lease and the prior Ensign Tenant will not be released from its obligations under the applicable Master Lease.

New Opportunities

Generally, neither we nor Ensign or the Ensign Tenants will be prohibited from developing, redeveloping, expanding, purchasing, building or operating facilities. However, Ensign, the Ensign Tenants and their respective affiliates will not be able to move any patients or staff from any property in our portfolio to any property outside of our portfolio to the detriment of any of the properties in our portfolio (except as required for medically appropriate reasons) during the term of the Master Lease and for one year thereafter.

Licenses/Successor Lessee Provisions

Licenses and all other authorizations necessary to operate the facilities that will be subject to a Master Lease will be procured and maintained by the Ensign Tenants pursuant to the terms of the Master Lease. Each Master Lease will require the Ensign Tenants to transfer, to the extent permitted by law, licenses and all other authorizations at the expiration or earlier termination of the Master Lease to a successor lessee at no material cost to us or the transferee.

Opportunities Agreement

We will enter into the Opportunities Agreement with Ensign pursuant to which, for a period of one year following the Spin-Off, Ensign and its affiliates, including the Ensign Tenants, will provide us with, subject to certain exceptions, the right to match any offer from a third party to finance the acquisition or development of any healthcare or senior-living facility by Ensign or any of its affiliates, including the Ensign Tenants. In addition, Ensign will have, subject to certain exceptions, a right to either purchase and operate, or lease and operate, the facilities included in any portfolio of five or fewer healthcare or senior living facilities presented to us during the first year following the Spin-Off; provided that the portfolio is not subject to an existing lease with an operator or manager that has a remaining term of more than one year, and is not presented to us by or on behalf of another operator seeking lease or other financing. If Ensign elects to lease and operate such a property or portfolio, the lease would be on substantially the same terms as the Master Lease.

Tax Matters Agreement

The Tax Matters Agreement will govern our and Ensign’s respective rights, responsibilities and obligations with respect to taxes (including taxes arising in the ordinary course of business and taxes, if any, incurred as a result of any failure of the Spin-Off and certain related transactions to qualify as tax-free for U.S. federal income tax purposes), tax attributes, tax returns, tax contests and certain other tax matters.

In addition, the Tax Matters Agreement will impose certain restrictions on us and our subsidiaries (including restrictions on share issuances, business combinations, sales of assets and similar transactions) that will be designed to preserve the tax-free status of the Spin-Off and certain related transactions. The Tax Matters Agreement will provide special rules allocating tax liabilities in the event the Spin-Off, together with certain related transactions, was not tax-free. In general, under the Tax Matters Agreement, each party is expected to be responsible for any taxes imposed on Ensign that arise from the failure of the Spin-Off and certain related transactions to qualify as a tax-free transaction for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code and certain other relevant provisions of the Code to the extent that the failure to qualify is attributable to actions, events, or transactions relating to such party’s respective stock, assets or business, or a breach of the relevant representations or covenants made by that party in the Tax Matters Agreement.

The Tax Matters Agreement will also set forth our and Ensign’s obligations as to the filing of tax returns, the administration of tax contests and assistance and cooperation on tax matters.

Transition Services Agreement

Ensign will agree to provide us with certain administrative and support services on a transitional basis pursuant to the Transition Services Agreement for a period of up to one year (subject to an option, at our election, to extend certain services for up to one additional year). The transition services include, among other support services, accounting services, financial systems conversion support, human resources support, legal and compliance services, and information systems services. The fees charged to us for transition services furnished pursuant to the Transition Services Agreement will approximate the actual cost incurred by Ensign in providing the transition services to us for the relevant period. The Transition Services Agreement will provide that we have the right to terminate a transition service after an agreed notice period, generally thirty days. The Transition Services Agreement also will contain provisions under which Ensign will generally agree to indemnify us for all losses incurred by us resulting from Ensign’s gross negligence, willful misconduct or material breach of the Transition Services Agreement, but Ensign’s aggregate indemnification obligation may not exceed the total amount paid by us for services under the Transition Services Agreement.

Employee Matters Agreement

The Employee Matters Agreement will govern Ensign’s and CareTrust’s respective compensation and employee benefit obligations with respect to the current and former employees of each company, and generally will allocate liabilities and responsibilities relating to employee compensation and benefit plans and programs.

Ensign equity awards at the time of the Spin-Off will be treated in accordance with the existing Ensign equity plans as follows:

•	Restricted Stock. Awards of restricted Ensign common stock will be treated in the same manner as other shares of Ensign common stock. Holders of restricted Ensign common stock awards will be entitled to an additional share of restricted CareTrust common stock for each share of restricted Ensign common stock held.

•	Stock Options. No changes will be made with respect to Ensign options, other than equitable adjustments required by the terms of Ensign’s existing equity plans.

In addition, the Employee Matters Agreement will set forth the general principles relating to employee matters, including with respect to the assignment of employees and the transfer of employees from Ensign to CareTrust, the assumption and retention of liabilities and related assets, the provision of benefits following the Spin-Off, employee service credit and related matters.

DESCRIPTION OF OUR CAPITAL STOCK

Our charter and bylaws will be amended and restated prior to the Spin-Off. The following is a summary description of the material terms of our capital stock as will be set forth in our charter and bylaws that will govern the rights of holders of our common stock upon the consummation of the Spin-Off.

While the following attempts to describe the material terms of our capital stock, the description may not contain all of the information that is important to you. You are encouraged to read the full text of our charter and bylaws, the forms of which are included as exhibits to CareTrust’s registration statement on Form 10 filed with the SEC, as well as the provisions of applicable Maryland law.

General

Following the Spin-Off, our authorized stock will consist of 500,000,000 shares of common stock, par value $0.01 per share, and 100,000,000 shares of preferred stock, par value $0.01 per share.

Based on the 22,431,318 shares of Ensign common stock outstanding as of May 6, 2014, it is expected that we will have 22,431,318 shares of common stock issued and outstanding upon completion of the Spin-Off. No shares of our preferred stock will be issued and outstanding at the time of the Spin-Off.

Common Stock

All of the shares of our common stock distributed in the Spin-Off will be duly authorized, fully paid and nonassessable. Subject to the preferential rights of any other class or series of our stock and the provisions of our charter that will restrict transfer and ownership of stock, the holders of shares of our common stock generally will be entitled to receive dividends on such stock out of assets legally available for distribution to the stockholders when, as and if authorized by our board of directors and declared by us. The holders of shares of our common stock will also be entitled to share ratably in our net assets legally available for distribution to stockholders in the event of our liquidation, dissolution or winding up, after payment of or adequate provision for all known debts and liabilities.

Subject to the rights of any other class or series of our stock and the provisions of our charter that will restrict transfer and ownership of stock, each outstanding share of our common stock will entitle the holder to one vote on all matters submitted to a vote of the stockholders, including the election of directors. Under our charter there will be no cumulative voting in the election of directors. Our bylaws will require that each director be elected by a plurality of votes cast with respect to such director.

Holders of shares of our common stock will generally have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and will have no preemptive rights to subscribe for any of our securities. Subject to the provisions of our charter that will restrict transfer and ownership of stock, all shares of our common stock will have equal dividend, liquidation and other rights.

Preferred Stock

Under our charter, our board of directors may from time to time establish and cause us to issue one or more classes or series of preferred stock and set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications, or terms or conditions of redemption of such classes or series. Accordingly, our board of directors, without stockholder approval, may issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could be issued quickly with terms calculated to delay or prevent a change of control or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of our common stock, may adversely affect the voting and other rights of the holders of our common stock, and could have the effect of delaying, deferring or preventing a change of control of our company or other corporate action. No shares of preferred stock are expected to be outstanding immediately following the Spin-Off and we have no present plans to issue any shares of preferred stock.

Power to Reclassify Our Unissued Shares

Our board of directors will have the power, without stockholder approval, to amend our charter to increase or decrease the aggregate number of authorized shares of stock or the number of authorized shares of stock of any class or series, to authorize us to issue additional authorized but unissued shares of common stock or preferred stock and to classify and reclassify any unissued shares of our common stock or preferred stock into other classes or series of stock, including one or more classes or series of common stock or preferred stock that have priority with respect to voting rights, dividends or upon liquidation over shares of our common stock. Prior to the issuance of shares of each new class or series, our board of directors will be required by the MGCL and our charter to set, subject to the provisions of our charter regarding restrictions on transfer and ownership of stock, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption for each class or series of stock.

Restrictions on Transfer and Ownership of CareTrust Stock

In order for us to qualify as a REIT under the Code, our stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than our first taxable year as a REIT) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of our stock may be owned, beneficially or constructively, by five or fewer individuals (as defined in the Code to include certain entities such as qualified pension plans) during the last half of a taxable year (other than our first taxable year as a REIT). In addition, rent from related party tenants (generally, a tenant of a REIT owned, beneficially or constructively, 10% or more by the REIT, or a 10% owner of the REIT) is not qualifying income for purposes of the gross income tests under the Code. To qualify as a REIT, we must satisfy other requirements as well. See “U.S. Federal Income Tax Considerations—Taxation of REITs in General.”

Our charter will contain restrictions on the transfer and ownership of our stock. The relevant sections of our charter will provide that, subject to the exceptions described below, no person or entity may beneficially own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Code, more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of our common stock, or more than 9.8% in value of the outstanding shares of all classes or series of our stock. These limits are collectively referred to herein as the “ownership limits.” The constructive ownership rules under the Code are complex and may cause stock owned beneficially or constructively by a group of related individuals or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% of our outstanding common stock or less than 9.8% of our outstanding capital stock, or the acquisition of an interest in an entity that beneficially or constructively owns our stock, could, nevertheless, cause the acquiror, or another individual or entity, to own constructively shares of our outstanding stock in excess of the ownership limits.

Upon receipt of certain representations and agreements and in its sole and absolute discretion, our board of directors will be able to, prospectively or retroactively, exempt a person from the ownership limits or establish a different limit on ownership, or an excepted holder limit, for a particular stockholder if the stockholder’s ownership in excess of the ownership limits would not result in us being “closely held” under Section 856(h) of the Code or otherwise failing to qualify as a REIT. As a condition of granting a waiver of the ownership limits or creating an excepted holder limit, our board of directors will be able to, but is not required to, require an IRS ruling or opinion of counsel satisfactory to our board of directors (in its sole discretion) as it may deem necessary or advisable to determine or ensure our status as a REIT.

Our board of directors will also be able to, from time to time, increase or decrease the ownership limits unless, after giving effect to the increased or decreased ownership limits, five or fewer persons could beneficially own or constructively own, in the aggregate, more than 49.9% in value of our outstanding stock or we would otherwise fail to qualify as a REIT. Decreased ownership limits will not apply to any person or entity whose ownership of our stock is in excess of the decreased ownership limits until the person or entity’s ownership of our stock equals or falls below the decreased ownership limits, but any further acquisition of our stock will be in violation of the decreased ownership limits.

Our charter will also prohibit:

•	any person from beneficially or constructively owning shares of our stock to the extent such beneficial or constructive ownership would result in us being “closely held” under Section 856(h) of the Code or otherwise cause us to fail to qualify as a REIT;

•	any person from transferring shares of our stock if the transfer would result in shares of our stock being beneficially owned by fewer than 100 persons;

•	any person from beneficially owning or constructively owning shares of our stock to the extent such ownership would result in our facility to qualify as a “domestically controlled qualified investment entity,” within the meaning of Section 897(h) of the Code;

•	any person from beneficially or constructively owning shares of our stock to the extent such beneficial or constructive ownership would cause us to own, beneficially or constructively, 9.9% or more of the ownership interests in a tenant (other than a “taxable REIT subsidiary” of ours (as such term is defined in Section 856(l) of the Code)) of our real property within the meaning of Section 856(d)(2)(B) of the Code; and

•	any person from beneficially or constructively owning shares of our stock to the extent such beneficial or constructive ownership would cause any “Eligible independent contractor” that operates a “qualified health care property” on behalf of a “taxable REIT subsidiary” of ours (as such terms are defined in Sections 856(d)(9)(A), 856(e)(6)(D)(i) and 856(l) of the Code, respectively) to fail to qualify as such.

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our stock that will or may violate the ownership limits, or any of the other restrictions on transfer and ownership of our stock, and any person who is the intended transferee of shares of our stock that are transferred to the charitable trust described below, will be required to give immediate written notice and, in the case of a proposed or attempted transaction, at least 15 days prior written notice, to us and provide us with such other information as we may request in order to determine the effect of the transfer on our status as a REIT. The provisions of our charter regarding restrictions on transfer and ownership of our stock will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

Any attempted transfer of our stock which, if effective, would result in our stock being beneficially owned by fewer than 100 persons will be null and void and the proposed transferee will acquire no rights in such shares of our stock. Any attempted transfer of our stock which, if effective, would violate any of the other restrictions described above will cause the number of shares causing the violation (rounded up to the nearest whole share) to be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries, and the proposed transferee will not acquire any rights in the shares. The trustee of the trust will be appointed by us and will be unaffiliated with us and any proposed transferee of the shares. The automatic transfer will be effective as of the close of business on the business day prior to the date of the violative transfer or other event that results in a transfer to the trust. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent violation of the applicable restrictions on transfer and ownership of our stock, then the transfer of the shares will be null and void and the proposed transferee will acquire no rights in such shares.

Shares of our stock held in trust will continue to be issued and outstanding shares. The proposed transferee will not benefit economically from ownership of any shares of our stock held in the trust, will have no rights to dividends and no rights to vote or other rights attributable to the shares of stock held in the trust. The trustee of the trust will exercise all voting rights and receive all dividends and other distributions with respect to shares held in the trust for the exclusive benefit of the charitable beneficiary of the trust. Any dividend or other distribution paid prior to our discovery that shares have been transferred to a trust as described above must be repaid by the recipient to the trustee upon demand. Subject to Maryland law, effective as of the date that the shares have been transferred to the trust, the trustee will have the authority, at the trustee’s sole discretion, to rescind as void any vote cast by a proposed transferee prior to our discovery that the shares have been transferred to the trust and to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary of the trust. However, if we have already taken irreversible corporate action, then the trustee may not rescind and recast the vote.

If our board of directors or a committee thereof determines in good faith that a proposed transfer or other event has taken place that violates the restrictions on transfer and ownership of our stock set forth in our charter, our board of directors or such committee may take such action as it deems advisable to refuse to give effect to or to prevent such transfer, including, but not limited to, causing us to redeem shares of stock, refusing to give effect to the transfer on our books or instituting proceedings to enjoin the transfer; provided that any transfer or other event in violation of the above restrictions shall automatically result in the transfer to the trust described above, and, where applicable, such transfer or other event shall be null and void as provided above irrespective of any action or non-action by our board of directors or any committee or designee thereof.

Shares of stock transferred to the trustee will be deemed offered for sale to us, or our designee, at a price per share equal to the lesser of (1) the price paid per share in the transaction that resulted in such transfer to the charitable trust (or, in the case of a devise or gift, the market price of such stock at the time of such devise or gift) and (2) the market price of such stock on the date we, or our designee, accept such offer. We may reduce the amount so payable to the proposed transferee by the amount of any dividend or other distribution that we made to the proposed transferee before we discovered that the shares had been automatically transferred to the trust and that are then owed by the proposed transferee to the trustee as described above, and we may pay the amount of any such reduction to the trustee for distribution to the charitable beneficiary. We will have the right to accept such offer until the trustee has sold the shares held in the charitable trust, as discussed below. Upon a sale to us, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will be required to distribute the net proceeds of the sale to the proposed transferee, and any distributions held by the trustee with respect to such shares shall be paid to the charitable beneficiary.

If we do not buy the shares, the trustee will be required, within 20 days of receiving notice from us of a transfer of shares to the trust, to sell the shares to a person or entity designated by the trustee who could own the shares without violating the ownership limits, or the other restrictions on transfer and ownership of our stock. After selling the shares, the interest of the charitable beneficiary in the shares transferred to the trust will terminate and the trustee will be required to distribute to the proposed transferee an amount equal to the lesser of (1) the price paid by the proposed transferee for the shares or, if the proposed transferee did not give value for the shares in connection with the event causing the shares to be held by the trust (e.g., in the case of a gift, devise or other such transaction), the market price of such stock on the day of the event causing the shares to be held by the trust and (2) the sales proceeds (net of any commissions and other expenses of sale) received by the trustee from the sale or other disposition of the shares. The trustee may reduce the amount payable to the proposed transferee by the amount of any dividends or other distributions that we paid to the proposed transferee before we discovered that the shares had been automatically transferred to the trust and that are then owed by the proposed transferee to the trustee as described above. Any net sales proceeds in excess of the amount payable to the proposed transferee will be paid immediately to the charitable beneficiary, together with any distributions thereon. If the proposed transferee sells such shares prior to the discovery that such shares have been transferred to the trustee, then (a) such shares shall be deemed to have been sold on behalf of the trust and (b) to the extent that the proposed transferee received an amount for such shares that exceeds the amount that such proposed transferee was entitled to receive pursuant to this paragraph, such excess shall be paid to the trustee upon demand. The proposed transferee will have no rights in the shares held by the trustee.

Any certificates representing shares of our stock will bear a legend referring to the restrictions on transfer and ownership described above.

Every owner of 5% or more (or such lower percentage as required by the Code or the regulations promulgated thereunder) of our stock, within 30 days after the end of each taxable year, will be required to give us written notice stating the person’s name and address, the number of shares of each class and series of our stock that the person beneficially owns, a description of the manner in which the shares are held and any additional information that we request in order to determine the effect, if any, of the person’s beneficial ownership on our status as a REIT and to ensure compliance with the ownership limits. In addition, any beneficial owner or constructive owner of shares of our stock and any person or entity (including the stockholder of record) who holds shares of our stock for a beneficial owner or constructive owner will be required to, on request, disclose to us in writing such information as we may request in order to determine the effect, if any, of the stockholder’s beneficial and constructive ownership of our stock on our status as a REIT and to comply, or determine our compliance with, the requirements of any governmental or taxing authority.

The restrictions on transfer and ownership described above could have the effect of delaying, deferring or preventing a change of control in which holders of shares of our stock might receive a premium for their shares over the then prevailing price.

Amendments to Our Charter and Bylaws and Approval of Extraordinary Actions

Under Maryland law, a Maryland corporation generally cannot amend its charter, merge, consolidate, sell all or substantially all of its assets, engage in a statutory share exchange or dissolve unless the action is advised by the board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these actions by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Our charter will provide that the affirmative vote of at least a majority of the votes entitled to be cast on the matter will be required to approve all charter amendments or extraordinary actions. However, Maryland law permits a Maryland corporation to transfer all or substantially all of its assets without the approval of the stockholders of the corporation to one or more persons if all of the equity interests of the person or persons are owned, directly or indirectly, by the corporation.

Our board of directors will have the exclusive power to adopt, alter or repeal any provision of our bylaws and to adopt new bylaws.

Removal of Directors; Vacancies on Our Board of Directors

Our charter will provide that, subject to the rights of holders of any class or series of preferred stock separately entitled to elect one or more directors, a director may be removed only with cause, by the affirmative vote of two-thirds of the combined voting power of all classes of stock entitled to vote in the election of directors, voting as a single class. We have elected to be subject to certain provisions of the MGCL, as a result of which our board of directors will have the exclusive power to fill vacancies on the board of directors.

Business Combinations

Under the MGCL, “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

•	any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation’s outstanding voting stock; or

•	an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation.

A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which such person otherwise would have become an interested stockholder. However, in approving a transaction, a board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board of directors.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•	two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder, voting together as a single class.

These supermajority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under the MGCL, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares. The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder. Our board of directors has not opted out of the business combination provisions of the MGCL and, consequently, the five-year prohibition and the supermajority vote requirements will apply to business combinations between us and any interested stockholder of ours.

We will be subject to the business combination provisions described above. However, our board of directors may elect to opt out of the business combination provisions at any time in the future.

Control Share Acquisitions

Maryland law provides that issued and outstanding shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquiror, by officers, or by employees who are directors of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock that, if aggregated with all other shares of stock owned by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to, directly or indirectly, exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	more than 50%.

Control shares do not include shares the acquiror is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means the acquisition of control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction or waiver of certain conditions, including an undertaking to pay the expenses of the special meeting. If no request for a special meeting is made, the corporation may itself present the question at any stockholder meeting.

If voting rights are not approved at the special meeting or if the acquiror does not deliver an acquiring person statement as required by the statute, then the corporation may, subject to certain conditions and limitations, redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of stockholders at which the voting rights of the shares are considered and not approved. If voting rights for control shares are approved at a stockholder meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

The control share acquisition statute does not apply (1) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or (2) to acquisitions approved or exempted by the charter or bylaws of the corporation.

Our bylaws will contain a provision that will exempt from the control share acquisition statute any and all acquisitions by any person of shares of our stock. There can be no assurance that this provision will not be amended or eliminated at any time in the future.

Subtitle 8

Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or by a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions:

•	a classified board;

•	a two-thirds vote requirement for removing a director;

•	a requirement that the number of directors be fixed only by vote of the directors;

•	a requirement that a vacancy on the board be filled only by the affirmative vote of a majority of the remaining directors in office and such director shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred and until a successor is elected and qualified; and

•	a majority requirement for the calling of a special meeting of stockholders.

Our charter will provide that, at such time as we are eligible to make a Subtitle 8 election, we will elect to be subject to the provisions of Subtitle 8 that vests in the board the exclusive power to fix the number of directors and requires that vacancies on the board may be filled only by the remaining directors and for the remainder of the full term of the directors in which the vacancy occurred. Our charter will also provide for a classified board and two-thirds requirement for removing a director. Through provisions in our bylaws unrelated to Subtitle 8, we will require, unless called by our chairman, chief executive officer, president or the board of directors, the request of stockholders entitled to cast not less than a majority of the votes entitled to be cast at such meeting to call a special meeting of stockholders.

Special Meetings of the Stockholders

Our chairman, chief executive officer, president or board of directors will have the power to call a special meeting of stockholders. A special meeting of our stockholders to act on any matter that may properly be brought before a meeting of stockholders will also be called by the secretary upon the written request of stockholders entitled to cast a majority of all the votes entitled to be cast on such matter at the meeting and containing the information required by our bylaws. The secretary will be required to inform the requesting stockholders of the reasonably estimated cost of preparing and mailing the notice of meeting (including its proxy materials), and the requesting stockholder will be required to pay such estimated cost to the secretary prior to the preparation and mailing of any notice for such special meeting.

Transactions Outside the Ordinary Course of Business

Under the MGCL, a Maryland corporation generally may not dissolve, merge or consolidate with another entity, sell all or substantially all of its assets or engage in a statutory share exchange unless the action is declared advisable by the board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter, unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is specified in the corporation’s charter. Our charter provides that these actions must be approved by a majority of all of the votes entitled to be cast on the matter.

Dissolution of Our Company

The dissolution of our company must be declared advisable by a majority of our entire board of directors and approved by the affirmative vote of the holders of a majority of all of the votes entitled to be cast on the matter.

Advance Notice of Director Nomination and New Business

Our charter and bylaws will provide that, at any annual meeting of stockholders, nominations of individuals for election to the board of directors and proposals of business to be considered by stockholders may be made only (1) pursuant to our notice of the meeting, (2) by or at the direction of the board of directors or (3) by a stockholder who was a stockholder of record at the time of provision of notice and at the time of the meeting, is entitled to vote at the meeting in the election of directors or on such other proposed business and who has complied with the advance notice procedures of our bylaws. The stockholder generally must provide notice to the secretary not less than 120 days nor more than 150 days prior to the first anniversary of the date of our proxy statement for the solicitation of proxies for election of directors at the preceding year’s annual meeting.

Only the business specified in our notice of meeting may be brought before any special meeting of stockholders. Our bylaws will provide that nominations of individuals for election to our board of directors at a special meeting of stockholders may be made only (1) by or at the direction of its board of directors or (2) if the special meeting has been called for the purpose of electing directors, by any stockholder of record at the time of provision of the notice and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated and who has complied with the advance notice provisions set forth in our bylaws. Such stockholder will be entitled to nominate one or more individuals, as the case may be, for election as a director if the stockholder’s notice, containing the information required by our bylaws, is delivered to the secretary not earlier than the 120th day prior to such special meeting and not later than 5:00 p.m., Eastern Time, on the later of (i) the 90th day prior to such special meeting or (ii) the tenth day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the board of directors to be elected at such meeting.

The purpose of requiring stockholders to give advance notice of nominations and other proposals is to afford our board of directors the opportunity to consider the qualifications of the proposed nominees or the advisability of the other proposals and, to the extent considered necessary by our board of directors, to inform stockholders and make recommendations regarding the nominations or other proposals. The advance notice procedures also permit a more orderly procedure for conducting stockholder meetings.

Effect of Certain Provisions of Maryland Law and of Our Charter and Bylaws

The restrictions on transfer and ownership of our stock will prohibit any person from acquiring more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of our common stock, or more than 9.8% in value of the outstanding shares of all classes or series of our stock, without the prior consent of our board of directors. The business combination statute may discourage others from trying to acquire more than 10% of our stock without the advance approval of our board of directors, and may substantially delay or increase the difficulty of consummating any transaction with or change in control of us. Because our board of directors will be able to approve exceptions to the ownership limits and exempt transactions from the business combination statute, the ownership limits and the business combination statute will not interfere with a merger or other business combination approved by our board of directors. The power of our board of directors to classify and reclassify unissued common stock or preferred stock, and authorize us to issue classified or reclassified shares, also could have the effect of delaying, deferring or preventing a change in control or other transaction.

Our charter will provide for a staggered board of directors consisting of three classes of directors. Directors of each class will be chosen for three-year terms upon the expiration of their current terms and each year one class of our directors will be elected by our stockholders. The terms of the first, second and third classes will expire in 2014, 2015 and 2016, respectively. We believe that classification of our board of directors will help to assure the continuity and stability of our business strategies and policies as determined by our board of directors. Additionally, there will be no cumulative voting in the election of directors. This classified board provision could have the effect of making the replacement of incumbent directors more time consuming and difficult. At least two annual meetings of stockholders, instead of one, will generally be required to effect a change in a majority of our board of directors. Thus, the classified board provision could increase the likelihood that incumbent directors will retain their positions. The staggered terms of directors may delay, defer or prevent a tender offer, an attempt to change control of us, even though a tender offer or change in control might be believed by our stockholders to be in their best interest.

The provisions described above, along with other provisions of the MGCL and our charter and bylaws discussed above, including provisions relating to the removal of directors and the filling of vacancies, the supermajority vote that will be required to amend certain provisions of our charter, the advance notice provisions and the procedures that stockholders will be required to follow to request a special meeting, alone or in combination, could have the effect of delaying, deferring or preventing a proxy contest, tender offer, merger or other change in control of us that might involve a premium price for shares of our common stockholders or otherwise be in the best interest of our stockholders, and could increase the difficulty of consummating any offer.

Transfer Agent and Registrar

After the Spin-Off, the registrar and transfer agent for our common stock will be Broadridge Corporate Issuer Solutions, Inc.

Listing

We have applied to list our common stock on NASDAQ under the symbol “CTRE.”

Indemnification of Directors and Executive Officers

Maryland law permits a Maryland corporation to include in its charter a provision that limits the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services or

(2) active or deliberate dishonesty that is established by a final judgment and that is material to the cause of action. Our charter will contain a provision that will limit, to the maximum extent permitted by Maryland statutory or decisional law, the liability of our directors and officers to us and our stockholders for money damages.

Maryland law requires a Maryland corporation (unless otherwise provided in its charter, which our charter will not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. Maryland law permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in that capacity unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Under the MGCL, we may not indemnify a director or officer in a suit by us or in our right in which the director or officer was adjudged liable to us or in a suit in which the director or officer was adjudged liable on the basis that personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by the corporation or in its right, or for a judgment of liability on the basis that personal benefit was improperly received, will be limited to expenses.

In addition, Maryland law permits a Maryland corporation to advance reasonable expenses to a director or officer upon receipt of (1) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and (2) a written undertaking by him or her, or on his or her behalf, to repay the amount paid or reimbursed if it is ultimately determined that the standard of conduct was not met.

Our bylaws will require, to the maximum extent permitted by Maryland law, that we indemnify and pay or reimburse the reasonable expenses in advance of the final disposition of a proceeding of (1) any present or former director or officer and (2) any individual who, while a director or officer and, at our request, serves or has served another corporation, REIT, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner, trustee, member or manager from and against any claim or liability to which he or she may become subject or which he or she may incur by reason of his or her service in any of the foregoing capacities.

In addition, our bylaws permit us, with the approval of our board of directors, to provide such indemnification and payment or reimbursement of expenses in advance to any individual who served a predecessor of ours in any of the capacities described in the paragraph above and to any employee or agent of ours or a predecessor of ours.

We will enter into indemnification agreements with each of our executive officers and directors providing for the indemnification of, and advancement of expenses to, each such person in connection with claims, suits or proceedings arising as a result of such person’s service as an officer or director of ours. We also will maintain insurance on behalf of our directors and officers, insuring them against liabilities that they may incur in such capacities or arising from this status.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax consequences of an investment in our common stock. For purposes of this section, references to “CareTrust,” “we,” “our” and “us” generally mean only CareTrust REIT, Inc. and not its subsidiaries or other lower-tier entities, except as otherwise indicated. This summary is based on the Code, the regulations promulgated by the Treasury, rulings and other administrative pronouncements issued by the IRS, and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. The summary is also based upon the assumption that we and our subsidiaries and affiliated entities will operate in accordance with our and their applicable organizational documents. This summary is for general information only and is not tax advice. It does not discuss any state, local or non-U.S. tax consequences relevant to us or an investment in our common stock, and it does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular investor in light of its investment or tax circumstances or to investors subject to special tax rules, such as:

•	financial institutions;

•	insurance companies;

•	broker-dealers;

•	regulated investment companies;

•	partnerships, other pass-through entities and trusts;

•	persons who hold our stock on behalf of other persons as nominees;

•	persons who receive our stock as compensation;

•	persons holding our stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment;

•	persons who are subject to alternative minimum tax;

and, except to the extent discussed below:

•	tax-exempt organizations; and

•	foreign investors.

This summary assumes that investors will hold their common stock as a capital asset, which generally means property held for investment.

The U.S. federal income tax treatment of holders of our common stock depends, in some instances, on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. In addition, the tax consequences to any particular stockholder of holding our common stock will depend on the stockholder’s particular tax circumstances. You are urged to consult with your tax advisor as to the U.S. federal, state, local, and foreign income and other tax consequences to you in light of your particular investment or tax circumstances of acquiring, holding, exchanging, or otherwise disposing of our common stock.

TAXATION OF CARETRUST

Following the Spin-Off, we intend to elect to be taxed as a REIT commencing with our taxable year beginning the day after the effective date of the Spin-Off and ending December 31, 2014, upon the filing of our

U.S. federal income tax return for such period. We believe that we will be organized, and we expect to operate, in such a manner as to qualify for taxation as a REIT under the applicable provisions of the Code.

The law firm of Skadden, Arps, Slate, Meagher & Flom LLP has acted as our tax counsel (“Tax Counsel”) in connection with our intended election to be taxed as a REIT. We intend to operate in a manner that will allow us to qualify to be taxed as a REIT for U.S. federal income tax purposes, and we expect that we will receive an opinion of Tax Counsel with respect to our qualification to be taxed as a REIT in connection with our election to be taxed as a REIT. Investors should be aware, however, that opinions of counsel are not binding on the IRS or any court. The opinion of Tax Counsel represents only the view of Tax Counsel, based on its review and analysis of existing law and on certain representations as to factual matters and covenants made by Ensign and us, including representations relating to the values of our assets and the sources of our income. The opinion will be expressed as of the date issued. Tax Counsel will have no obligation to advise Ensign, us or the holders of our common stock of any subsequent change in the matters stated, represented or assumed or of any subsequent change in applicable law. Furthermore, both the validity of the opinion of Tax Counsel and our qualification to be taxed as a REIT will depend on our satisfaction of certain asset, income, organizational, distribution, stockholder ownership and other requirements on a continuing basis, the results of which will not be monitored by Tax Counsel. Our ability to satisfy the asset tests depends upon our analysis of the characterization and fair market values of our assets, some of which are not susceptible to a precise determination, and for which we will not obtain independent appraisals.

TAXATION OF REITS IN GENERAL

As indicated above, our qualification and taxation as a REIT depend upon our ability to meet, on a continuing basis, various qualification requirements imposed upon REITs by the Code. The material qualification requirements are summarized below under “—Requirements for Qualification—General.” While we intend to operate so that we qualify to be taxed as a REIT, no assurance can be given that the IRS will not challenge our qualification or that we will be able to operate in accordance with the REIT requirements in the future. See “—Failure to Qualify.”

Provided that we qualify to be taxed as a REIT, generally we will be entitled to a deduction for dividends that we pay and therefore will not be subject to U.S. federal corporate income tax on our net REIT taxable income that is currently distributed to our stockholders. This treatment substantially eliminates the “double taxation” at the corporate and stockholder levels that generally results from an investment in a C corporation. A “C corporation” is a corporation that generally is required to pay tax at the corporate level. Double taxation means taxation once at the corporate level when income is earned and once again at the stockholder level when the income is distributed. In general, the income that we generate is taxed only at the stockholder level upon a distribution of dividends to our stockholders.

U.S. stockholders that are individuals, trusts or estates are taxed on corporate dividends at a maximum U.S. federal income tax rate of 20% (the same as long-term capital gains). With limited exceptions, however, dividends from us or from other entities that are taxed as REITs are generally not eligible for this rate and will continue to be taxed at rates applicable to ordinary income. The highest marginal noncorporate U.S. federal income tax rate applicable to ordinary income is 39.6%. See “—Taxation of Stockholders—Taxation of Taxable U.S. Stockholders—Distributions.”

Any net operating losses, foreign tax credits and other tax attributes generally do not pass through to our stockholders, subject to special rules for certain items such as the capital gains that we recognize. See “—Taxation of Stockholders—Taxation of Taxable U.S. Stockholders—Distributions.”

If we qualify to be taxed as a REIT, we will nonetheless be subject to U.S. federal tax in the following circumstances:

•	We will be taxed at regular corporate rates on any undistributed net taxable income, including undistributed net capital gains.

•	We may be subject to the “alternative minimum tax” on our items of tax preference, including any deductions of net operating losses.

•	If we have net income from prohibited transactions, which are, in general, sales or other dispositions of inventory or property held primarily for sale to customers in the ordinary course of business, other than foreclosure property, such income will be subject to a 100% tax. See “—Prohibited Transactions” and “—Foreclosure Property.”

•	If we elect to treat property that we acquire in connection with a foreclosure of a mortgage loan or certain leasehold terminations as “foreclosure property,” we may thereby avoid the 100% tax on gain from a resale of that property (if the sale would otherwise constitute a prohibited transaction), but the income from the sale or operation of the property may be subject to corporate income tax at the highest applicable rate (currently 35%).

•	If we fail to satisfy the 75% gross income test or the 95% gross income test, as discussed below, but nonetheless maintain our qualification to be taxed as a REIT because we satisfy other requirements, we will be subject to a 100% tax on an amount based on the magnitude of the failure, as adjusted to reflect the profit margin associated with our gross income.

•	If we violate the asset tests (other than certain de minimis violations) or other requirements applicable to REITs, as described below, and yet maintain our qualification to be taxed as a REIT because there is reasonable cause for the failure and other applicable requirements are met, we may be subject to a penalty tax. In that case, the amount of the penalty tax will be at least $50,000 per failure, and, in the case of certain asset test failures, will be determined as the amount of net income generated by the non-qualifying assets in question multiplied by the highest corporate tax rate (currently 35%) if that amount exceeds $50,000 per failure.

•	If we fail to distribute during each calendar year at least the sum of (1) 85% of our ordinary income for such year, (2) 95% of our capital gain net income for such year and (3) any undistributed net taxable income from prior periods, we will be subject to a nondeductible 4% excise tax on the excess of the required distribution over the sum of (a) the amounts that we actually distributed and (b) the amounts we retained and upon which we paid income tax at the corporate level.

•	We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor our compliance with rules relating to the composition of a REIT’s stockholders, as described below in “—Requirements for Qualification—General.”

•	A 100% tax may be imposed on transactions between us and a TRS that do not reflect arm’s-length terms.

•	If we recognize gain on the disposition of any asset held by us on the day after the effective date of the Spin-Off (when our election to be subject to tax as a REIT is expected to become effective) during a specified period (generally, ten years) thereafter, then we will owe tax at the highest corporate tax rate on the lesser of (1) the excess of the fair market value of the asset on the effective date of our election to be subject to tax as a REIT over its basis in the asset at such time, and (2) the gain recognized upon the disposition of such asset.

•	If after the effective date of our election to be subject to tax as REIT, we acquire appreciated assets from a corporation that is not a REIT (i.e., a corporation taxable under subchapter C of the Code) in a transaction in which the adjusted tax basis of the assets in our hands is determined by reference to the adjusted tax basis of the assets in the hands of the subchapter C corporation, we may be subject to tax on such appreciation at the highest corporate income tax rate then applicable if we subsequently recognize gain on a disposition of any such assets during the ten-year period following their acquisition from the subchapter C corporation.

•	The earnings of our TRSs will generally be subject to U.S. federal corporate income tax.

In addition, we and our subsidiaries may be subject to a variety of taxes, including payroll taxes and state, local, and foreign income, property, gross receipts and other taxes on our assets and operations. We could also be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification—General

The Code defines a REIT as a corporation, trust or association:

(1)	that is managed by one or more trustees or directors;

(2)	the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

(3)	that would be taxable as a domestic corporation but for its election to be subject to tax as a REIT;

(4)	that is neither a financial institution nor an insurance company subject to specific provisions of the Code;

(5)	the beneficial ownership of which is held by 100 or more persons;

(6)	in which, during the last half of each taxable year, not more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer “individuals” (as defined in the Code to include specified tax-exempt entities); and

(7)	that meets other tests described below, including with respect to the nature of its income and assets.

The Code provides that conditions (1) through (4) must be met during the entire taxable year, and that condition (5) must be met during at least 335 days of a taxable year of twelve months, or during a proportionate part of a shorter taxable year. Conditions (5) and (6) need not be met during a corporation’s initial tax year as a REIT (which, in our case, is expected to be 2014). Our charter will provide restrictions regarding the ownership and transfers of shares of our stock, which are intended to assist us in satisfying the stock ownership requirements described in conditions (5) and (6) above, among other purposes. These restrictions, however, may not ensure that we will, in all cases, be able to satisfy the share ownership requirements described in conditions (5) and (6) above. If we fail to satisfy these share ownership requirements, except as provided in the next sentence, our status as a REIT will terminate. If, however, we comply with the rules contained in applicable Treasury regulations that require us to ascertain the actual ownership of our shares and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the requirement described in condition (6) above, we will be treated as having met this requirement.

To monitor compliance with the stock ownership requirements, we generally are required to maintain records regarding the actual ownership of our stock. To do so, we must demand written statements each year from the record holders of significant percentages of our stock pursuant to which the record holders must disclose the actual owners of the stock (i.e., the persons required to include our dividends in their gross income). We must maintain a list of those persons failing or refusing to comply with this demand as part of our records. We could be subject to monetary penalties if we fail to comply with these record-keeping requirements. If such record holder fails or refuses to comply with the demands, such record holder will be required by Treasury regulations to submit a statement with such record holder’s tax return disclosing such record holder’s actual ownership of our stock and other information.

In addition, a corporation generally may not elect to become a REIT unless its taxable year is the calendar year. We intend to adopt December 31 as our year-end, and thereby satisfy this requirement.

Effect of Subsidiary Entities

Ownership of Partnership Interests

If we are a partner in an entity that is treated as a partnership for U.S. federal income tax purposes, Treasury regulations provide that we are deemed to own our proportionate share of the partnership’s assets, and to earn our proportionate share of the partnership’s income, for purposes of the asset and gross income tests applicable to REITs. Our proportionate share of a partnership’s assets and income is based on our capital interest in the partnership (except that for purposes of the 10% value test, described below, our proportionate share of the partnership’s assets is based on our proportionate interest in the equity and certain debt securities issued by the partnership). In addition, the assets and gross income of the partnership are deemed to retain the same character in our hands. Thus, our proportionate share of the assets and items of income of any of our subsidiary partnerships will be treated as our assets and items of income for purposes of applying the REIT requirements.

If we become a limited partner or non-managing member in any partnership or limited liability company and such entity takes or expects to take actions that could jeopardize our status as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity. In addition, it is possible that a partnership or limited liability company could take an action which could cause us to fail a gross income or asset test, and that we would not become aware of such action in time to dispose of our interest in the partnership or limited liability company or take other corrective action on a timely basis. In that case, we could fail to qualify to be taxed as a REIT unless we were entitled to relief, as described below under “—Income Tests—Failure to Satisfy the Gross Income Tests” and “—Asset Tests.”

Disregarded Subsidiaries

If we own a corporate subsidiary that is a “qualified REIT subsidiary,” that subsidiary is generally disregarded as a separate entity for U.S. federal income tax purposes, and all of the subsidiary’s assets, liabilities and items of income, deduction and credit are treated as our assets, liabilities and items of income, deduction and credit, including for purposes of the gross income and asset tests applicable to REITs. A qualified REIT subsidiary is any corporation, other than a TRS (as described below), that is directly or indirectly wholly owned by a REIT. Other entities that are wholly owned by us, including single member limited liability companies that have not elected to be taxed as corporations for U.S. federal income tax purposes, are also generally disregarded as separate entities for U.S. federal income tax purposes, including for purposes of the REIT income and asset tests. Disregarded subsidiaries, along with any partnerships in which we hold an equity interest, are sometimes referred to herein as “pass-through subsidiaries.”

In the event that a disregarded subsidiary of ours ceases to be wholly owned—for example, if any equity interest in the subsidiary is acquired by a person other than us or another disregarded subsidiary of ours—the subsidiary’s separate existence would no longer be disregarded for U.S. federal income tax purposes. Instead, the subsidiary would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income requirements applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the securities of another corporation. See “—Asset Tests” and “—Income Tests.”

Taxable REIT Subsidiaries

In general, we may jointly elect with a subsidiary corporation, whether or not wholly owned, to treat such subsidiary corporation as a TRS. We generally may not own more than 10% of the securities of a taxable corporation, as measured by voting power or value, unless we and such corporation elect to treat such corporation as a TRS. The separate existence of a TRS or other taxable corporation is not ignored for U.S. federal income tax purposes. Accordingly, a TRS or other taxable subsidiary corporation generally is subject to corporate income tax on its earnings, which may reduce the cash flow that we and our subsidiaries generate in the aggregate, and may reduce our ability to make distributions to our stockholders.

We are not treated as holding the assets of a TRS or other taxable subsidiary corporation or as receiving any income that the subsidiary earns. Rather, the stock issued by a taxable subsidiary corporation to us is an asset in our hands, and we treat the dividends paid to us from such taxable subsidiary corporation, if any, as income. This treatment can affect our income and asset test calculations, as described below. Because we do not include the assets and income of TRSs or other taxable subsidiary corporations on a look-through basis in determining our compliance with the REIT requirements, we may use such entities to undertake indirectly activities that the REIT rules might otherwise preclude us from doing directly or through pass-through subsidiaries. For example, we may use TRSs or other taxable subsidiary corporations to perform services or conduct activities that give rise to certain categories of income or to conduct activities that, if conducted by us directly, would be treated in our hands as prohibited transactions.

A TRS may not directly or indirectly operate or manage a healthcare facility. The Code defines a “healthcare facility” generally to mean a hospital, nursing facility, assisted living facility, congregate care facility, qualified continuing care facility, or other licensed facility which extends medical or nursing or ancillary services to patients. If the IRS were to treat a subsidiary corporation of ours as directly or indirectly operating or managing a healthcare facility, such subsidiary would not qualify as a TRS, which could jeopardize our REIT qualification under the REIT 5% and 10% gross asset tests.

Although a TRS may not operate or manage a healthcare facility, rent received by a REIT from the lease of a healthcare facility to a TRS may qualify as “rents from real property” for purposes of both the 75% and 95% gross income tests, provided that the facility is operated by an “eligible independent contractor.” Qualification as an eligible independent contractor, however, involves the application of highly technical and complex Code provisions for which only limited authorities exist.

The TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% excise tax on transactions between a TRS and its parent REIT or the REIT’s tenants that are not conducted on an arm’s-length basis. We intend that all of our transactions with our TRSs, if any, will be conducted on an arm’s-length basis.

Income Tests

In order to qualify to be taxed as a REIT, we must satisfy two gross income requirements on an annual basis. First, at least 75% of our gross income for each taxable year, excluding gross income from sales of inventory or dealer property in “prohibited transactions,” discharge of indebtedness and certain hedging transactions, generally must be derived from “rents from real property,” gains from the sale of real estate assets, interest income derived from mortgage loans secured by real property (including certain types of mortgage-backed securities), dividends received from other REITs and specified income from temporary investments. Second, at least 95% of our gross income in each taxable year, excluding gross income from prohibited transactions, discharge of indebtedness and certain hedging transactions, must be derived from some combination of income that qualifies under the 75% gross income test described above, as well as other dividends, interest, and gain from the sale or disposition of stock or securities, which need not have any relation to real property. Income and gain from certain hedging transactions will be excluded from both the numerator and the denominator for purposes of both the 75% and 95% gross income tests.

Rents from Real Property

Rents we receive from a tenant will qualify as “rents from real property” for the purpose of satisfying the gross income requirements for a REIT described above only if all of the conditions described below are met.

•	The amount of rent is not based in whole or in part on the income or profits of any person. However, an amount we receive or accrue will generally not be excluded from the term “rents from real property” solely because it is based on a fixed-percentage or percentages of receipts or sales;

•	Neither we nor an actual or constructive owner of 10% or more of our stock actually or constructively owns 10% or more of the interests in the assets or net profits of a noncorporate tenant, or, if the tenant is a corporation (but excluding any TRS), 10% or more of the total combined voting power of all classes of stock entitled to vote or 10% or more of the total value of all classes of stock of the tenant. Rents we receive from such a tenant that is a TRS of ours, however, will not be excluded from the definition of “rents from real property” as a result of this condition if at least 90% of the space at the property to which the rents relate is leased to third parties, and the rents paid by the TRS are substantially comparable to rents paid by our other tenants for comparable space. Whether rents paid by a TRS are substantially comparable to rents paid by other tenants is determined at the time the lease with the TRS is entered into, extended, and modified, if such modification increases the rents due under such lease. Notwithstanding the foregoing, however, if a lease with a “controlled TRS” is modified and such modification results in an increase in the rents payable by such TRS, any such increase will not qualify as “rents from real property.” For purposes of this rule, a “controlled TRS” is a TRS in which the parent REIT owns stock possessing more than 50% of the voting power or more than 50% of the total value of the outstanding stock of such TRS. In addition, rents we receive from a tenant that also is our TRS will not be excluded from the definition of “rents from real property” as a result of our ownership interest in the TRS if the property to which the rents relate is a qualified lodging facility or a qualified health care property, and such property is operated on behalf of the TRS by a person who is an independent contractor and certain other requirements are met. Our TRSs will be subject to U.S. federal income tax on their income from the operations of these properties;

•	Rent attributable to personal property that is leased in connection with a lease of real property is not greater than 15% of the total rent received under the lease. If this condition is not met, then the portion of the rent attributable to personal property will not qualify as “rents from real property”; and

•	We generally do not operate or manage the property or furnish or render services to our tenants, subject to a 1% de minimis and except as provided below. We are permitted, however, to perform directly certain services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered “rendered to the occupant” of the property. Examples of these permitted services include the provision of light, heat or other utilities, trash removal and general maintenance of common areas. In addition, we are permitted to employ an independent contractor from whom we derive no revenues, or a TRS, which may be wholly or partially owned by us, to provide non-customary services to our tenants without causing the rent that we receive from those tenants to fail to qualify as “rents from real property.”

Interest Income

Interest income constitutes qualifying mortgage interest for purposes of the 75% gross income test (as described above) to the extent that the obligation upon which such interest is paid is secured by a mortgage on real property. If we receive interest income with respect to a mortgage loan that is secured by both real property and other property, and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property on the date that we acquired or originated the mortgage loan, the interest income will be apportioned between the real property and the other collateral, and our income from the arrangement will qualify for purposes of the 75% gross income test only to the extent that the interest is allocable to the real property. Even if a loan is not secured by real property, or is undersecured, the income that it generates may nonetheless qualify for purposes of the 95% gross income test. For these purposes, the term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of all or some of the amount depends in any way on the income or profits of any person. However, an amount received or accrued will generally not be excluded from the term “interest” solely by reason of being based on a fixed percentage or percentages of receipts or sales.

Dividend Income

We may directly or indirectly receive distributions from TRSs or other corporations that are not REITs or qualified REIT subsidiaries. These distributions generally are treated as dividend income to the extent of the earnings and profits of the distributing corporation. Such distributions will generally constitute qualifying income for purposes of the 95% gross income test, but not for purposes of the 75% gross income test. Any dividends that we receive from another REIT, however, will be qualifying income for purposes of both the 95% and 75% gross income tests.

Fee Income

Any fee income that we earn will generally not be qualifying income for purposes of either gross income test. Any fees earned by a TRS, however, will not be included for purposes of our gross income tests.

Hedging Transactions

Any income or gain that we or our pass-through subsidiaries derive from instruments that hedge certain risks, such as the risk of changes in interest rates, will be excluded from gross income for purposes of both the 75% and 95% gross income tests, provided that specified requirements are met, including the requirement that the instrument is entered into during the ordinary course of our business, the instrument hedges risks associated with indebtedness issued by us or our pass-through subsidiary that is incurred or to be incurred to acquire or carry “real estate assets” (as described below under “—Asset Tests”), and the instrument is properly identified as a hedge along with the risk that it hedges within prescribed time periods. Most likely, income and gain from all other hedging transactions will not be qualifying income for either the 95% or 75% gross income test.

Failure to Satisfy the Gross Income Tests

If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, including as a result of rents received by us from Ensign failing to qualify as “rents from real property,” we may still qualify to be taxed as a REIT for such year if we are entitled to relief under applicable provisions of the Code. These relief provisions will be generally available if (1) our failure to meet these tests was due to reasonable cause and not due to willful neglect and (2) following our identification of the failure to meet the 75% or 95% gross income test for any taxable year, we file a schedule with the IRS setting forth each item of our gross income for purposes of the 75% or 95% gross income test for such taxable year in accordance with Treasury regulations, which have not yet been issued. It is not possible to state whether we would be entitled to the benefit of these relief provisions in all circumstances. If these relief provisions are inapplicable to a particular set of circumstances, we will not qualify to be taxed as a REIT. Even if these relief provisions apply, and we retain our status as a REIT, the Code imposes a tax based upon the amount by which we fail to satisfy the particular gross income test.

Asset Tests

At the close of each calendar quarter, we must also satisfy four tests relating to the nature of our assets. First, at least 75% of the value of our total assets must be represented by some combination of “real estate assets,” cash, cash items, U.S. government securities, and, under some circumstances, stock or debt instruments purchased with new capital. For this purpose, real estate assets include interests in real property and stock of other corporations that qualify as REITs, as well as some kinds of mortgage-backed securities and mortgage loans. Assets that do not qualify for purposes of the 75% asset test are subject to the additional asset tests described below.

Second, the value of any one issuer’s securities that we own may not exceed 5% of the value of our total assets.

Third, we may not own more than 10% of any one issuer’s outstanding securities, as measured by either voting power or value. The 5% and 10% asset tests do not apply to securities of TRSs and qualified REIT subsidiaries, and the 10% asset test does not apply to “straight debt” having specified characteristics and to certain other securities described below. Solely for purposes of the 10% asset test, the determination of our interest in the assets of a partnership or limited liability company in which we own an interest will be based on our proportionate interest in any securities issued by the partnership or limited liability company, excluding for this purpose certain securities described in the Code.

Fourth, the aggregate value of all securities of TRSs that we hold, together with other non-qualified assets (such as furniture and equipment or other tangible personal property, or non-real estate securities) may not, in the aggregate, exceed 25% of the value of our total assets.

Notwithstanding the general rule, as noted above, that for purposes of the REIT income and asset tests we are treated as owning our proportionate share of the underlying assets of a subsidiary partnership, if we hold indebtedness issued by a partnership, the indebtedness will be subject to, and may cause a violation of, the asset tests unless the indebtedness is a qualifying mortgage asset or other conditions are met. Similarly, although stock of another REIT is a qualifying asset for purposes of the REIT asset tests, any non-mortgage debt that is issued by another REIT may not so qualify (although such debt will not be treated as “securities” for purposes of the 10% asset test, as explained below).

Certain securities will not cause a violation of the 10% asset test described above. Such securities include instruments that constitute “straight debt,” which term generally excludes, among other things, securities having contingency features. A security does not qualify as “straight debt” where a REIT (or a controlled TRS of the REIT) owns other securities of the same issuer which do not qualify as straight debt, unless the value of those other securities constitute, in the aggregate, 1% or less of the total value of that issuer’s outstanding securities. In addition to straight debt, the Code provides that certain other securities will not violate the 10% asset test. Such securities include (1) any loan made to an individual or an estate, (2) certain rental agreements pursuant to which one or more payments are to be made in subsequent years (other than agreements between a REIT and certain persons related to the REIT under attribution rules), (3) any obligation to pay rents from real property, (4) securities issued by governmental entities that are not dependent in whole or in part on the profits of (or payments made by) a nongovernmental entity, (5) any security (including debt securities) issued by another REIT and (6) any debt instrument issued by a partnership if the partnership’s income is of a nature that it would satisfy the 75% gross income test described above under “—Income Tests.” In applying the 10% asset test, a debt security issued by a partnership is not taken into account to the extent, if any, of the REIT’s proportionate interest in the equity and certain debt securities issued by that partnership.

No independent appraisals have been obtained to support our conclusions as to the value of our total assets or the value of any particular security or securities. Moreover, the values of some assets may not be susceptible to a precise determination, and values are subject to change in the future. Furthermore, the proper classification of an instrument as debt or equity for U.S. federal income tax purposes may be uncertain in some circumstances, which could affect the application of the REIT asset requirements. Accordingly, there can be no assurance that the IRS will not contend that our interests in our subsidiaries or in the securities of other issuers will not cause a violation of the REIT asset tests.

However, certain relief provisions are available to allow REITs to satisfy the asset requirements or to maintain REIT qualification notwithstanding certain violations of the asset and other requirements. For example, if we should fail to satisfy the asset tests at the end of a calendar quarter such a failure would not cause us to lose our REIT qualification if (a) we satisfied the asset tests at the close of the preceding calendar quarter and (b) the discrepancy between the value of our assets and the asset requirements was not wholly or partly caused by an acquisition of non-qualifying assets, but instead arose from changes in the relative market values of our assets. If the condition described in (b) were not satisfied, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose or by making use of the relief provisions described above.

In the case of de minimis violations of the 10% and 5% asset tests, a REIT may maintain its qualification despite a violation of such requirements if (i) the value of the assets causing the violation does not exceed the lesser of 1% of the REIT’s total assets and $10,000,000 and (ii) the REIT either disposes of the assets causing the failure within six months after the last day of the quarter in which it identifies the failure, or the relevant tests are otherwise satisfied within that time frame.

Even if we did not qualify for the foregoing relief provisions, one additional provision allows a REIT that fails one or more of the asset requirements to nevertheless maintain its REIT qualification if (1) the REIT provides the IRS with a description of each asset causing the failure, (2) the failure is due to reasonable cause and not willful neglect, (3) the REIT pays a tax equal to the greater of (a) $50,000 per failure and (b) the product of the net income generated by the assets that caused the failure multiplied by the highest applicable corporate tax rate (currently 35%) and (4) the REIT either disposes of the assets causing the failure within six months after the last day of the quarter in which it identifies the failure, or otherwise satisfies the relevant asset tests within that time frame.

Annual Distribution Requirements

In order to qualify to be taxed as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to:

(1)	the sum of

(a)	90% of our REIT taxable income, computed without regard to our net capital gains and the deduction for dividends paid; and

(b)	90% of our after tax net income, if any, from foreclosure property (as described below); minus

(2)	the excess of the sum of specified items of noncash income over 5% of our REIT taxable income, computed without regard to our net capital gain and the deduction for dividends paid.

We generally must make these distributions in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for the year and if paid with or before the first regular dividend payment after such declaration. These distributions will be treated as received by our stockholders in the year in which paid. In order for distributions to be counted as satisfying the annual distribution requirements for REITs, and to provide us with a REIT-level tax deduction, the distributions must not be “preferential dividends.” A dividend is not a preferential dividend if the distribution is (i) pro rata among all outstanding shares of stock within a particular class and (ii) in accordance with any preferences among different classes of stock as set forth in our organizational documents.

To the extent that we distribute at least 90%, but less than 100%, of our REIT taxable income, as adjusted, we will be subject to tax at ordinary corporate tax rates on the retained portion. We may elect to retain, rather than distribute, some or all of our net long-term capital gains and pay tax on such gains. In this case, we could elect for our stockholders to include their proportionate shares of such undistributed long-term capital gains in income, and to receive a corresponding credit for their share of the tax that we paid. Our stockholders would then increase the adjusted basis of their stock by the difference between (1) the amounts of capital gain dividends that we designated and that they include in their taxable income, minus (2) the tax that we paid on their behalf with respect to that income.

To the extent that in the future we may have available net operating losses carried forward from prior tax years, such losses may reduce the amount of distributions that we must make in order to comply with the REIT distribution requirements. Such losses, however, will generally not affect the tax treatment to our stockholders of any distributions that are actually made. See “—Taxation of Stockholders—Taxation of Taxable U.S. Stockholders—Distributions.”

If we fail to distribute during each calendar year at least the sum of (1) 85% of our ordinary income for such year, (2) 95% of our capital gain net income for such year and (3) any undistributed net taxable income from prior periods, we will be subject to a nondeductible 4% excise tax on the excess of such required distribution over the sum of (a) the amounts actually distributed, plus (b) the amounts of income we retained and on which we have paid corporate income tax.

We expect that our REIT taxable income will be less than our cash flow because of depreciation and other noncash charges included in computing REIT taxable income. Accordingly, we anticipate that we will generally have sufficient cash or liquid assets to enable us to satisfy the distribution requirements described above. However, from time to time, we may not have sufficient cash or other liquid assets to meet these distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses, and the inclusion of income and deduction of expenses in determining our taxable income. In addition, we may decide to retain our cash, rather than distribute it, in order to repay debt, acquire assets, or for other reasons. If these timing differences occur, we may borrow funds to pay dividends or pay dividends through the distribution of other property (including shares of our stock) in order to meet the distribution requirements, while preserving our cash. Alternatively, we may declare a taxable dividend payable in cash or stock at the election of each stockholder, where the aggregate amount of cash to be distributed in such dividend may be subject to limitation. In such case, for U.S. federal income tax purposes, taxable stockholders receiving such dividends will be required to include the full amount of the dividend as ordinary income to the extent of our current and accumulated earnings and profits.

If our taxable income for a particular year is subsequently determined to have been understated, we may be able to rectify a resultant failure to meet the distribution requirements for a year by paying “deficiency dividends” to stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. In this case, we may be able to avoid losing REIT qualification or being taxed on amounts distributed as deficiency dividends, subject to the 4% excise tax described above. We will be required to pay interest based on the amount of any deduction taken for deficiency dividends.

For purposes of the 90% distribution requirement and excise tax described above, any dividend that we declare in October, November or December of any year and that is payable to a stockholder of record on a specified date in any such month will be treated as both paid by us and received by the stockholder on December 31 of such year, provided that we actually pay the dividend before January 31 of the following calendar year.

Earnings and Profits Distribution Requirement

In connection with the Spin-Off, Ensign will allocate its earnings and profits (as determined for U.S. federal income tax purposes) for periods prior to the consummation of the Spin-Off between Ensign and us in accordance with provisions of the Code. A REIT is not permitted to have accumulated earnings and profits attributable to non-REIT years. A REIT has until the close of its first taxable year in which it has non-REIT earnings and profits to distribute all such earnings and profits.

In order to comply with this requirement, we will pay the Purging Distribution(s) by declaring a dividend to our stockholders to distribute our accumulated earnings and profits attributable to any non-REIT years, including any earnings and profits allocated to us by Ensign in connection with the Spin-Off. We expect to pay the Purging Distribution(s) in a combination of cash and our common stock. The portion that will be paid in cash will be determined at the time the dividend is declared, but will be at least 20% and not more than 25% of the total amount distributed to all stockholders. Ensign has received the IRS Ruling, which addresses, in addition to the treatment of the Spin-Off, certain tax issues relevant to our payment of the Purging Distribution in a combination of cash and our stock. In general, the IRS Ruling provides, subject to the terms and conditions contained therein, that (1) any and all of the cash and stock distributed by us to our stockholders as part of the Purging Distribution will be treated as a distribution of property with respect to our stock, and as a dividend to the extent of our current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) and (2) the amount of any distribution of stock received by any of our stockholders as part of the Purging Distribution will be considered to equal the amount of the money which could have been received instead. A holder of our common stock will be required to report dividend income as a result of the Purging Distribution even if such stockholder received no cash or only nominal amounts of cash in the distribution. See “—Taxation of Stockholders—Taxation of Taxable U.S. Stockholders—Distributions.”

Prohibited Transactions

Net income that we derive from a prohibited transaction is subject to a 100% tax. The term “prohibited transaction” generally includes a sale or other disposition of property (other than foreclosure property, as discussed below) that is held as inventory or primarily for sale to customers in the ordinary course of a trade or business. We intend to conduct our operations so that no asset that we own (or are treated as owning) will be treated as, or as having been, held as inventory or for sale to customers, and that a sale of any such asset will not be treated as having been in the ordinary course of our business. Whether property is held as inventory or “primarily for sale to customers in the ordinary course of a trade or business” depends on the particular facts and circumstances. No assurance can be given that any property that we sell will not be treated as inventory or property held for sale to customers, or that we can comply with certain safe-harbor provisions of the Code that would prevent such treatment. The 100% tax does not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will be subject to tax in the hands of the corporation at regular corporate rates. We intend to structure our activities to avoid prohibited transaction characterization.

Like-Kind Exchanges

We may dispose of properties in transactions intended to qualify as like-kind exchanges under the Code. Such like-kind exchanges are intended to result in the deferral of gain for U.S. federal income tax purposes. The failure of any such transaction to qualify as a like-kind exchange could require us to pay federal income tax, possibly including the 100% prohibited transaction tax, depending on the facts and circumstances surrounding the particular transaction.

Derivatives and Hedging Transactions

We may enter into hedging transactions, including with respect to foreign currency exchange rate and interest rate exposure on one or more of our assets or liabilities. Any such hedging transactions could take a variety of forms, including the use of derivative instruments such as swap contracts, cap or floor contracts, futures or forward contracts and options. Except to the extent provided by Treasury regulations, any income from a hedging transaction we enter into (1) in the normal course of our business primarily to manage risk of interest rate changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets, which is clearly identified as specified in Treasury regulations before the close of the day on which it was acquired, originated, or entered into, including gain from the sale or disposition of a position in such a transaction and (2) primarily to manage risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% income tests, which is clearly identified as such before the close of the day on which it was acquired, originated, or entered into, will not constitute gross income for purposes of the 75% or 95% gross income test. To the extent that we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both the 75% and 95% gross income tests. Moreover, to the extent that a position in a hedging transaction has positive value at any particular point in time, it may be treated as an asset that does not qualify for purposes of the REIT asset tests. We intend to structure any hedging transactions in a manner that does not jeopardize our qualification to be taxed as a REIT. We may conduct some or all of our hedging activities (including hedging activities relating to currency risk) through a TRS or other corporate entity, the income from which may be subject to U.S. federal income tax, rather than by participating in the arrangements directly or through pass-through subsidiaries. No assurance can be given, however, that our hedging activities will not give rise to income or assets that do not qualify for purposes of the REIT tests, or that our hedging activities will not adversely affect our ability to satisfy the REIT qualification requirements.

Foreclosure Property

Foreclosure property is real property and any personal property incident to such real property (1) that we acquire as the result of having bid in the property at foreclosure, or having otherwise reduced the property to ownership or possession by agreement or process of law, after a default (or upon imminent default) on a lease of the property or a mortgage loan held by us and secured by the property, (2) for which we acquired the related loan or lease at a time when default was not imminent or anticipated and (3) with respect to which we made a proper election to treat the property as foreclosure property. Foreclosure property also includes certain qualified healthcare property acquired by a REIT as the result of the termination or expiration of a lease of such property (other than by reason of a default, or the imminence of a default, on the lease). In general, we may operate a qualified healthcare facility acquired in this manner through, and in certain circumstances may derive income from, an independent contractor for two years (or up to six years if extensions are granted). For purposes of this rule, a “qualified healthcare property” means a hospital, nursing facility, assisted living facility, congregate care facility, qualified continuing care facility, or other licensed facility which extends medical or nursing or ancillary services to patients and which is operated by a provider which is eligible for participation in the Medicare program with respect to such facility, along with any real property or personal property necessary or incidental to the use of any such facility.

We will generally be subject to tax at the maximum corporate rate (currently 35%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or dealer property. We do not anticipate receiving any income from foreclosure property that does not qualify for purposes of the 75% gross income test.

Penalty Tax

Any redetermined rents, redetermined deductions or excess interest we generate will be subject to a 100% penalty tax. In general, redetermined rents are rents from real property that are overstated as a result of any services furnished to any of our tenants by a TRS, and redetermined deductions and excess interest represent any amounts that are deducted by a TRS for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s-length negotiations or if the interest payments were at a commercially reasonable rate. Rents that we receive will not constitute redetermined rents if they qualify for certain safe harbor provisions contained in the Code.

From time to time, our TRS may provide services to our tenants. We intend to set the fees paid to our TRS for such services at arm’s-length rates, although the fees paid may not satisfy the safe-harbor provisions described above. These determinations are inherently factual, and the IRS has broad discretion to assert that amounts paid between related parties should be reallocated to clearly reflect their respective incomes. If the IRS successfully made such an assertion, we would be required to pay a 100% penalty tax on the excess of an arm’s-length fee for tenant services over the amount actually paid.

Failure to Qualify

If we fail to satisfy one or more requirements for REIT qualification other than the income or asset tests, we could avoid disqualification as a REIT if our failure is due to reasonable cause and not to willful neglect and we pay a penalty of $50,000 for each such failure. Relief provisions are also available for failures of the income tests and asset tests, as described above in “—Income Tests” and “—Asset Tests.”

If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions described above do not apply, we will be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. We cannot deduct distributions to stockholders in any year in which we are not a REIT, nor would we be required to make distributions in such a year. In this situation, to the extent of current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), distributions to stockholders will be taxable as regular corporate dividends. Such dividends paid to U.S. stockholders that are individuals, trusts and estates may be taxable at the preferential income tax rates (i.e., the 20% maximum U.S. federal rate) for qualified dividends. In addition, subject to the limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless we are entitled to relief under specific statutory provisions, we will also be disqualified from re-electing to be taxed as a REIT for the four taxable years following the year during which we lose our qualification. It is not possible to state whether, in all circumstances, we will be entitled to this statutory relief.

TAXATION OF STOCKHOLDERS

Taxation of Taxable U.S. Stockholders

The following is a summary of certain U.S. federal income tax consequences of the ownership and disposition of our stock applicable to taxable U.S. stockholders. A “U.S. stockholder” is any holder of our common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, or of any state thereof, or the District of Columbia;

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust if a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. fiduciaries have the authority to control all substantial decisions of the trust.

If a partnership, including for this purpose any entity that is treated as a partnership for U.S. federal income tax purposes, holds our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. An investor that is a partnership and the partners in such partnership are urged to consult their tax advisors about the U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock.

Distributions

For such time as we qualify to be taxed as a REIT, the distributions that we make to our taxable U.S. stockholders out of current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) that we do not designate as capital gain dividends will generally be taken into account by such stockholders as ordinary income and will not be eligible for the dividends received deduction for corporations. With limited exceptions, our dividends are not eligible for taxation at the preferential income tax rates (i.e., the 20% maximum U.S. federal rate) for qualified dividends received by most U.S. stockholders that are individuals, trusts or estates from taxable C corporations. Such stockholders, however, are taxed at the preferential rates on dividends designated by and received from REITs to the extent that the dividends are attributable to:

•	income retained by the REIT in the prior taxable year on which the REIT was subject to corporate level income tax (less the amount of tax) (i.e., the Purging Distribution(s));

•	dividends received by the REIT from TRSs or other taxable C corporations; or

•	income in the prior taxable year from sales of “built-in gain” property acquired by the REIT from C corporations in carryover basis transactions (less the amount of corporate tax on such income).

We expect to pay the Purging Distribution(s) in a combination of cash and our common stock. The portion that will be paid in cash will be determined at the time the dividend is declared, but will be at least 20% and not more than 25% of the total amount distributed to all stockholders. Ensign has received the IRS Ruling, which addresses, in addition to the treatment of the Spin-Off, certain tax issues relevant to our payment of the Purging Distribution in a combination of cash and our stock. In general, the IRS Ruling provides, subject to the terms and conditions contained therein, that (1) the Purging Distribution will be treated as a dividend to the extent of our earnings and profits (as determined for U.S. federal income tax purposes) and (2) the amount of our stock received by any of our stockholders as part of a Purging Distribution will be considered to equal the amount of cash that could have been received instead. Each of our taxable U.S. stockholders will be required to report dividend income as a result of the Purging Distribution even if such stockholder received no cash or only nominal amounts of cash in the distribution. Similarly, if in the future we declare a taxable dividend payable in cash or stock at the election of each stockholder, where the aggregate amount of cash to be distributed in such dividend may be subject to limitation, taxable stockholders receiving such dividends will be required to include the full amount of the dividend as ordinary income to the extent of our current and accumulated earnings and profits.

Distributions that we designate as capital gain dividends will generally be taxed to our U.S. stockholders as long-term capital gains, to the extent that such distributions do not exceed our actual net capital gain for the taxable year, without regard to the period for which the stockholder that receives such distribution has held its stock. We may elect to retain and pay taxes on some or all of our net long-term capital gains, in which case we may elect to apply provisions of the Code that treat our U.S. stockholders as having received, solely for tax purposes, our undistributed capital gains, and the stockholders as receiving a corresponding credit for taxes that we paid on such undistributed capital gains. See “—Taxation of REITs in General—Annual Distribution Requirements.” Corporate stockholders may be required to treat up to 20% of some capital gain dividends as ordinary income. Long-term capital gains are generally taxable at maximum U.S. federal rates of 20% in the case of U.S. stockholders that are individuals, trusts and estates, and 35% in the case of U.S. stockholders that are corporations. Capital gains attributable to the sale of depreciable real property held for more than twelve months are subject to a 25% maximum U.S. federal income tax rate for taxpayers who are taxed as individuals, to the extent of previously claimed depreciation deductions.

Distributions in excess of our current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally represent a return of capital and will not be taxable to a stockholder to the extent that the amount of such distributions does not exceed the adjusted basis of the stockholder’s shares in respect of which the distributions were made. Rather, the distribution will reduce the adjusted basis of the stockholder’s shares. To the extent that such distributions exceed the adjusted basis of a stockholder’s shares, the stockholder generally must include such distributions in income as long-term capital gain if the shares have been held for more than one year, or short-term capital gain if the shares have been held for one year or less. In addition, any dividend that we declare in October, November or December of any year and that is payable to a stockholder of record on a specified date in any such month will be treated as both paid by us and received by the stockholder on December 31 of such year, provided that we actually pay the dividend before January 31 of the following calendar year.

To the extent that we have available net operating losses and capital losses carried forward from prior tax years, such losses may reduce the amount of distributions that we must make in order to comply with the REIT distribution requirements. See “—Taxation of REITs in General —Annual Distribution Requirements.” Such losses, however, are not passed through to stockholders and do not offset income of stockholders from other sources, nor would such losses affect the character of any distributions that we make, which are generally subject to tax in the hands of stockholders to the extent that we have current or accumulated earnings and profits.

Dispositions of Our Stock

If a U.S. stockholder sells or disposes of shares of our stock, it will generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property received on the sale or other disposition and the stockholder’s adjusted tax basis in the shares of stock. In general, capital gains recognized by individuals, trusts or estates upon the sale or disposition of our stock will be subject to a maximum U.S. federal income tax rate of 20% if the stock is held for more than one year, and will be taxed at ordinary income rates (of up to 39.6%) if the stock is held for one year or less. Gains recognized by stockholders that are corporations are subject to U.S. federal income tax at a maximum rate of 35%, whether or not such gains are classified as long-term capital gains. Capital losses recognized by a stockholder upon the disposition of our stock that was held for more than one year at the time of disposition will be considered long-term capital losses, and are generally available only to offset capital gain income of the stockholder but not ordinary income (except in the case of individuals, who may also offset up to $3,000 of ordinary income each year). In addition, any loss upon a sale or exchange of shares of our stock by a stockholder who has held the shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of actual or deemed distributions that we make that are required to be treated by the stockholder as long-term capital gain.

If an investor recognizes a loss upon a subsequent disposition of our stock or other securities in an amount that exceeds a prescribed threshold, it is possible that the provisions of Treasury regulations involving “reportable transactions” could apply, with a resulting requirement to separately disclose the loss-generating transaction to the IRS. These regulations, though directed towards “tax shelters,” are broadly written and apply to transactions that would not typically be considered tax shelters. The Code imposes significant penalties for failure to comply with these requirements. You are urged to consult with your tax advisor concerning any possible disclosure obligation with respect to the receipt or disposition of our stock or securities or transactions that we might undertake directly or indirectly. Moreover, you should be aware that we and other participants in the transactions in which we are involved (including their advisors) might be subject to disclosure or other requirements pursuant to these regulations.

Passive Activity Losses and Investment Interest Limitations

Distributions that we make and gains arising from the sale or exchange by a U.S. stockholder of our stock will not be treated as passive activity income. As a result, stockholders will not be able to apply any “passive losses” against income or gain relating to our stock. To the extent that distributions we make do not constitute a return of capital, they will be treated as investment income for purposes of computing the investment interest limitation.

TAXATION OF NON-U.S. STOCKHOLDERS

The following is a summary of certain U.S. federal income and estate tax consequences of the ownership and disposition of our stock applicable to non-U.S. stockholders. A “non-U.S. stockholder” is any holder of our common stock other than a partnership or U.S. stockholder.

Ordinary Dividends

The portion of dividends received by non-U.S. stockholders that (1) is payable out of our earnings and profits (including the Purging Distribution), (2) is not attributable to capital gains that we recognize and (3) is not effectively connected with a U.S. trade or business of the non-U.S. stockholder, will be subject to U.S. withholding tax at the rate of 30%, unless reduced or eliminated by treaty.

In general, non-U.S. stockholders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of our stock. In cases where the dividend income from a non-U.S.

stockholder’s investment in our stock is, or is treated as, effectively connected with the non-U.S. stockholder’s conduct of a U.S. trade or business, the non-U.S. stockholder will generally be subject to U.S. federal income tax at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such dividends. Such effectively connected income must generally be reported on a U.S. income tax return filed by or on behalf of the non-U.S. stockholder. The income may also be subject to a branch profits tax at the rate of 30% (unless reduced or eliminated by treaty) in the case of a non-U.S. stockholder that is a corporation.

Non-Dividend Distributions

Unless our stock constitutes a U.S. real property interest (“USRPI”), distributions that we make which are not dividends out of our earnings and profits will not be subject to U.S. income tax. If we cannot determine at the time a distribution is made whether or not the distribution will exceed current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. The non-U.S. stockholder may seek a refund from the IRS of any amounts withheld if it is subsequently determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits. If our stock constitutes a USRPI, as described below, distributions that we make in excess of the sum of (1) the stockholder’s proportionate share of our earnings and profits, plus (2) the stockholder’s basis in its stock, will be taxed under the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”), at the rate of tax, including any applicable capital gains rates, that would apply to a U.S. stockholder of the same type (i.e., an individual or a corporation, as the case may be), and the collection of the tax will be enforced by a withholding at a rate of 10% of the amount by which the distribution exceeds the stockholder’s share of our earnings and profits.

Capital Gain Dividends

Under FIRPTA, a distribution that we make to a non-U.S. stockholder, to the extent attributable to gains from dispositions of USRPIs that we held directly or through pass-through subsidiaries, or USRPI capital gains, will, except as described below, be considered effectively connected with a U.S. trade or business of the non-U.S. stockholder and will be subject to U.S. income tax at the rates applicable to U.S. individuals or corporations, without regard to whether we designate the distribution as a capital gain dividend. See “—Ordinary Dividends,” for a discussion of the consequences of income that is effectively connected with a U.S. trade or business. In addition, we will be required to withhold tax equal to 35% of the maximum amount that could have been designated as USRPI capital gain dividends. Distributions subject to FIRPTA may also be subject to a branch profits tax at the rate of 30% (unless reduced or eliminated by treaty) in the hands of a non-U.S. stockholder that is a corporation. A distribution is not attributable to USRPI capital gain if we held an interest in the underlying asset solely as a creditor. Capital gain dividends received by a non-U.S. stockholder that are attributable to dispositions of our assets other than USRPIs are not subject to U.S. federal income or withholding tax, unless (1) the gain is effectively connected with the non-U.S. stockholder’s U.S. trade or business, in which case the non-U.S. stockholder would be subject to the same treatment as U.S. stockholders with respect to such gain, except that a non-U.S. stockholder that is a corporation may also be subject to a branch profits tax at the rate of 30% (unless reduced or eliminated by treaty) or (2) the non-U.S. stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the non-U.S. stockholder will incur a 30% tax on his capital gains. We expect that a significant portion of our assets will be USRPIs.

A capital gain dividend that would otherwise have been treated as a USRPI capital gain will not be so treated or be subject to FIRPTA, and will generally not be treated as income that is effectively connected with a U.S. trade or business, but instead will be treated in the same manner as an ordinary dividend (see “—Ordinary Dividends”), if (1) the capital gain dividend is received with respect to a class of stock that is regularly traded on an established securities market located in the United States and (2) the recipient non-U.S. stockholder does not own more than 5% of that class of stock at any time during the year ending on the date on which the capital gain dividend is received. We anticipate that our common stock will be “regularly traded” on an established securities exchange.

Dispositions of Our Stock

Unless our stock constitutes a USRPI, a sale of our stock by a non-U.S. stockholder will generally not be subject to U.S. taxation under FIRPTA. Subject to certain exceptions discussed below, our stock will be treated as a USRPI if 50% or more of our assets throughout a prescribed testing period consist of interests in real property located within the United States, excluding, for this purpose, interests in real property solely in a capacity as a creditor. We expect that 50% or more of our assets will consist of USRPIs.

Even if the foregoing 50% test is met, however, our stock will not constitute a USRPI if we are a “domestically controlled qualified investment entity.” A domestically controlled qualified investment entity includes a REIT, less than 50% of value of which is held, directly or indirectly, by non-U.S. stockholders at all times during a specified testing period. As described above, our charter will contain restrictions designed to protect our status as a “domestically controlled qualified investment entity,” and we believe that we will be and will remain, a domestically controlled qualified investment entity, and that a sale of our stock should not be subject to taxation under FIRPTA. However, no assurance can be given that we will be or will remain a domestically controlled qualified investment entity.

In the event that we are not a domestically controlled qualified investment entity, but our stock is “regularly traded,” as defined by applicable Treasury regulations, on an established securities market, a non-U.S. stockholder’s sale of our common stock nonetheless also would not be subject to tax under FIRPTA as a sale of a USRPI, provided that the selling non-U.S. stockholder held 5% or less of our outstanding common stock at any time during a prescribed testing period. We expect that our common stock will be regularly traded on an established securities market.

If gain on the sale of our stock were subject to taxation under FIRPTA, the non-U.S. stockholder would be required to file a U.S. federal income tax return and would be subject to the same treatment as a U.S. stockholder with respect to such gain, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. Moreover, in order to enforce the collection of the tax, the purchaser of the stock could be required to withhold 10% of the purchase price and remit such amount to the IRS.

Gain from the sale of our stock that would not otherwise be subject to FIRPTA will nonetheless be taxable in the United States to a non-U.S. stockholder in two cases: (1) if the non-U.S. stockholder’s investment in our stock is effectively connected with a U.S. trade or business conducted by such non-U.S. stockholder, the non-U.S. stockholder will be subject to the same treatment as a U.S. stockholder with respect to such gain, except that a non-U.S. stockholder that is a corporation may also be subject to a branch profits tax at a rate of 30% (unless reduced or eliminated by treaty) or (2) if the non-U.S. stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, the nonresident alien individual will be subject to a 30% tax on the individual’s capital gain. In addition, even if we are a domestically controlled qualified investment entity, upon disposition of our stock (subject to the 5% exception applicable to “regularly traded” stock described above), a non-U.S. stockholder may be treated as having gain from the sale or exchange of a USRPI if the non-U.S. stockholder (a) disposes of our common stock within a 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been treated as gain from the sale or exchange of a USRPI and (b) acquires, or enters into a contract or option to acquire, other shares of our common stock within 30 days after such ex-dividend date.

Non-U.S. stockholders are urged to consult their tax advisors regarding the U.S. federal, state, local and foreign income and other tax consequences of owning our stock.

Taxation of Tax-Exempt Stockholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation. However, they may be subject to taxation on their unrelated business taxable income (“UBTI”). While some investments in real estate may generate UBTI, the IRS has ruled that dividend distributions from a REIT to a tax-exempt entity do not constitute UBTI. Based on that ruling, and provided that (1) a tax-exempt stockholder has not held our stock as “debt financed property” within the meaning of the Code (i.e., where the acquisition or holding of the property is financed through a borrowing by the tax-exempt stockholder) and (2) our stock is not otherwise used in an unrelated trade or business, distributions that we make and income from the sale of our stock generally should not give rise to UBTI to a tax-exempt stockholder.

Tax-exempt stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from U.S. federal income taxation under sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code are subject to different UBTI rules, which generally require such stockholders to characterize distributions that we make as UBTI.

In certain circumstances, a pension trust that owns more than 10% of our stock could be required to treat a percentage of any dividends received from us as UBTI if we are a “pension-held REIT.” We will not be a pension-held REIT unless (1) we are required to “look through” one or more of our pension trust stockholders in order to satisfy the REIT “closely held” test and (2) either (a) one pension trust owns more than 25% of the value of our stock or (b) one or more pension trusts, each individually holding more than 10% of the value of our stock, collectively own more than 50% of the value of our stock. Certain restrictions on ownership and transfer of shares of our stock generally should prevent a tax-exempt entity from owning more than 10% of the value of our stock and generally should prevent us from becoming a pension-held REIT.

Tax-exempt stockholders are urged to consult their tax advisors regarding the U.S. federal, state, local and foreign income and other tax consequences of owning our stock.

OTHER TAX CONSIDERATIONS

Legislative or Other Actions Affecting REITs

The present U.S. federal income tax treatment of REITs may be modified, possibly with retroactive effect, by legislative, judicial or administrative action at any time. The REIT rules are constantly under review by persons involved in the legislative process and by the IRS and the Treasury, which review may result in statutory changes as well as revisions to regulations and interpretations. Changes to the U.S. federal tax laws and interpretations thereof could adversely affect an investment in our common stock.

Medicare 3.8% Tax on Investment Income

Certain U.S. stockholders who are individuals, estates or trusts and whose income exceeds certain thresholds will be required to pay a 3.8% Medicare tax on dividends and certain other investment income, including capital gains from the sale or other disposition of our common stock.

Foreign Account Tax Compliance Act

Legislation enacted in 2010 and existing guidance issued thereunder will require, after June 30, 2014, withholding at a rate of 30% on dividends in respect of, and, after December 31, 2016, gross proceeds from the sale of, our common stock held by or through certain foreign financial institutions (including investment funds), unless such institution enters into an agreement with the Treasury to report, on an annual basis, information with respect to shares in the institution held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments. An intergovernmental agreement between the United States and an applicable foreign country, or future Treasury regulations or other guidance may modify these requirements. Accordingly, the entity through which our common stock is held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and gross proceeds from the sale of, our common stock held by an investor that is a nonfinancial non-U.S. entity that does not qualify under certain exemptions will be subject to withholding at a rate of 30%, unless such entity either (1) certifies to us that such entity does not have any “substantial United States owners” or (2) provides certain information regarding the entity’s “substantial United States owners,” which we will in turn provide to the IRS. We will not pay any additional amounts to stockholders in respect of any amounts withheld. Non-U.S. stockholders are encouraged to consult their tax advisors regarding the possible implications of the legislation on their investment in our common stock.

State, Local and Foreign Taxes

We and our subsidiaries and stockholders may be subject to state, local or foreign taxation in various jurisdictions including those in which we or they transact business, own property or reside. Our state, local or foreign tax treatment and that of our stockholders may not conform to the U.S. federal income tax treatment discussed above. Any foreign taxes that we incur do not pass through to stockholders as a credit against their U.S. federal income tax liability. Prospective investors are urged to consult their tax advisors regarding the application and effect of state, local and foreign income and other tax laws on an investment in our stock.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form 10 with the SEC relating to our shares of common stock. For further information with respect to us and our common stock, please refer to the registration statement, including its exhibits. Statements made in this information statement relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits, at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549, by calling the SEC at 1-800-SEC-0330 as well as on the Internet website maintained by the SEC at www.sec.gov. Information contained on any website referenced in this information statement is not incorporated by reference in this information statement.

As a result of the Spin-Off, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC, which will be available on the Internet website maintained by the SEC at www.sec.gov.

We intend to furnish holders of our common stock with annual reports containing combined financial statements prepared in accordance with U.S. generally accepted accounting principles and audited and reported on, with an opinion expressed, by an independent registered public accounting firm.

You should rely only on the information contained in this information statement or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this information statement.

Ensign is subject to the reporting requirements of the SEC and is required to file with the SEC annual, quarterly and special reports, proxy statements and other information. Ensign’s publicly available filings can be found on the SEC’s website at www.sec.gov.

We incorporate by reference in this information statement the following documents, which Ensign has filed or will file with the SEC; provided, however, that we are not incorporating by reference, in each case, any documents, portion of documents or information deemed to have been furnished and not filed in accordance with SEC rules:

•	Ensign’s annual report on Form 10-K for the year ended December 31, 2013;

•	Portions of Ensign’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 16, 2014, that are incorporated by reference into Part III of Ensign’s annual report on Form 10-K for the year ended December 31, 2013; and

•	Ensign’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2014.

The documents incorporated by reference contain important information about Ensign and its financial condition and results of operations. You may obtain any of the documents incorporated by reference in this information statement from the SEC as provided above. You also may request a copy of any document incorporated by reference in this information statement (excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference in this document), at no cost, by writing or calling Ensign at the following address: 27101 Puerta Real, Suite 450, Mission Viejo, CA 92691, telephone: (949) 487-9500.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

The Ensign Group, Inc.

Mission Viejo, California

We have audited the accompanying combined balance sheets of Ensign Properties (the “Company”), as defined in the notes to the combined financial statements, as of December 31, 2013 and 2012, and the related combined statements of income (loss), comprehensive income (loss), invested equity, and cash flows for each of the three years in the period ended December 31, 2013. Our audits also included the financial statement schedule listed in the Index. These combined financial statements and the financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the financial position of Ensign Properties as of December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic combined financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As described in Note 1 and Note 2, the accompanying combined financial statements of the Company are comprised of the real property interests and independent living facility businesses of The Ensign Group, Inc., and contain related party transactions that may not be reflective of the actual amounts which would have been incurred had the Company operated as a separate entity apart from The Ensign Group, Inc. Included in Note 5 to the combined financial statements is a summary of related party transactions.

/s/	DELOITTE & TOUCHE LLP

Costa Mesa, California

March 14, 2014

ENSIGN PROPERTIES

COMBINED BALANCE SHEETS

	December 31,
	2013	2012
	(In thousands)
Assets:
Real estate investments, net of accumulated depreciation of $97,981 and $75,035 as of December 31, 2013 and 2012, respectively	$425,003	$393,895
Cash and cash equivalents	895	735
Accounts receivable	20	25
Prepaid expenses and other assets	888	1,154
Deferred tax assets	859	399
Deferred financing costs, net	2,801	2,770

Total assets	$430,466	$398,978

Liabilities and Invested Equity:
Mortgage notes payable	$114,982	$118,317
Senior secured revolving credit facility	78,701	20,000
Senior secured term loan	65,624	69,375
Fair value of interest rate swap	1,828	2,866
Accounts payable and accrued liabilities	5,783	3,473
Deferred tax liabilities	859	399

Total liabilities	267,777	214,430

Commitments and contingencies (Note 8)
Invested Equity:
Invested capital	164,517	187,414
Accumulated other comprehensive loss	(1,828)	(2,866)

Total equity	162,689	184,548

Total liabilities and invested equity	$430,466	$398,978

See accompanying notes to combined financial statements.

ENSIGN PROPERTIES

COMBINED STATEMENTS OF INCOME (LOSS)

	Year Ended December 31,
	2013	2012	2011

	(In thousands, except per share amounts)
Revenues:
Rental income from Parent (Note 5)	$41,242	$35,048	$26,213
Tenant reimbursement from Parent	5,168	4,470	3,912
Other revenue	2,386	2,545	1,816

Total revenues	48,796	42,063	31,941

Expenses:
Depreciation and amortization	23,418	21,103	16,618
Interest expense	11,948	11,502	10,505
Interest – amortization of deferred financing costs	699	705	601
Property taxes	5,168	4,470	3,912
Loss on extinguishment of debt	-	-	2,542
Acquisition costs	255	189	467
Operating expenses	2,138	2,074	1,433
General and administrative	5,442	1,788	2,377

Total expenses	49,068	41,831	38,455

(Loss) income before provision for income taxes	(272)	232	(6,514)
Provision (benefit) for income taxes	123	122	(1,173)

Net (loss) income	$(395)	$110	$(5,341)

Unaudited pro forma earnings per share data (Note 10)
Net income (loss) per common share, basic	$(0.02)

Net income (loss) per common share, diluted	$(0.02)

Weighted-average number of common shares outstanding, basic	21,900

Weighted-average number of common shares outstanding, diluted	21,955

See accompanying notes to combined financial statements.

ENSIGN PROPERTIES

COMBINED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year Ended December 31,
	2013	2012	2011

	(In thousands)
Net (loss) income	$(395)	$110	$(5,341)
Other comprehensive income (loss):
Net unrealized gain (loss) on interest rate swap	1,038	(723)	(2,143)

Comprehensive income (loss)	$643	$(613)	$(7,484)

See accompanying notes to combined financial statements.

ENSIGN PROPERTIES

COMBINED STATEMENTS OF INVESTED EQUITY

	Year Ended December 31,
	2013	2012	2011

	(In thousands)
Invested capital:
Balance, beginning of year	$187,414	$181,752	$98,400
Net (loss) income	(395)	110	(5,341)
Net (distribution)/contribution to/from Parent (Note 5)	(22,502)	5,552	88,693

Balance, end of year	164,517	187,414	181,752

Accumulated other comprehensive loss:
Balance, beginning of year	(2,866)	(2,143)	-
Other comprehensive income (loss)	1,038	(723)	(2,143)

Balance, end of year	(1,828)	(2,866)	(2,143)

Total Invested Equity	$162,689	$184,548	$179,609

See accompanying notes to combined financial statements.

ENSIGN PROPERTIES

COMBINED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2013	2012	2011
	(In thousands)
Cash flows from operating activities:
Net (loss) income	$(395)	$110	$(5,341)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	23,418	21,103	16,618
Amortization of deferred financing fees and debt discount	821	826	717
Deferred income taxes	-	-	(1,239)
Loss on extinguishment of debt	-	-	2,542
Loss on disposition of equipment, furniture and fixtures	206	127	70
Change in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable	5	(4)	(19)
Prepaid expenses and other assets	266	2,911	52
Accounts payable	1,857	110	35
Accrued wages	79	(1,141)	72
Other accrued liabilities	375	94	505

Net cash provided by operating activities	26,632	24,136	14,012

Cash flows from investing activities:
Acquisition of real estate businesses	(35,656)	(29,997)	(110,056)
Purchases of equipment, furniture, and fixtures	(19,931)	(19,757)	(34,460)
Cash proceeds from the sale of equipment, furniture and fixtures	854	249	759

Net cash used in investing activities	(54,733)	(49,505)	(143,757)

Cash flows from financing activities:
Proceeds from issuance of debt	58,700	36,525	90,000
Principal payments on long-term debt	(7,207)	(16,825)	(44,758)
Cash paid for extinguishment of debt	-	-	(1,501)
Payments of deferred financing costs	(730)	(244)	(2,571)
Net (distribution)/contribution to/from Parent (Note 5)	(22,502)	5,552	88,693

Net cash provided by financing activities	28,261	25,008	129,863

Net increase (decrease) in cash and cash equivalents	160	(361)	118
Cash and cash equivalents beginning of period	735	1,096	978

Cash and cash equivalents end of period	$895	$735	$1,096

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$12,657	$12,275	$13,603

Income taxes	$100	$111	$48

See accompanying notes to combined financial statements.

ENSIGN PROPERTIES

NOTES TO COMBINED FINANCIAL STATEMENTS

(Dollars in thousands)

1. OVERVIEW

Separation from Ensign - The Board of Directors of The Ensign Group, Inc. (collectively with its consolidated subsidiaries, “Ensign” or “Parent”) has authorized management to pursue a plan to separate its real estate business (“Ensign Properties” or the “Company”) into an independent publicly traded company. Prior to the separation, this business consists of all of Ensign’s real property interests, the entities that own its three independent living facilities and the related assets and liabilities. The proposed separation is intended to take the form of a tax-free spin-off to Parent’s stockholders of 100% of the shares of the Company.

The separation is conditioned on, among other things, final approval of the transaction by Parent’s Board of Directors, the receipt of both a ruling from the Internal Revenue Service (“IRS”) that the separation, as disclosed, will not result in the recognition, for U.S. federal income tax purposes, of income, gain or loss to Parent or its stockholders (except to the extent of cash received by stockholders in lieu of fractional shares), opinions of tax advisors as to the satisfaction of certain requirements for such tax-free treatment and that, commencing with the Company’s taxable year ending on December 31, 2014, the Company has been organized in conformity with the requirements for qualification as a Real Estate Investment Trust (“REIT”) under the U.S. Internal Revenue Code (“Code”).

In accordance with Accounting Standards Codification (“ASC”) 505-60, Equity—Spinoffs and Reverse Spinoffs, the accounting for the separation of the Company follows its legal form, with Ensign as the legal and accounting spinnor and the Company as the legal and accounting spinnee, due to the relative significance of Ensign’s healthcare business, the relative fair values of the respective companies, the retention of all senior management except Mr. Stapley by Ensign, and other relevant indicators.

Description of Business - The Company’s primary business consists of acquiring, financing and owning real property to be leased to third party tenants in the healthcare sector. As of December 31, 2013, the 94 skilled nursing, assisted and independent living facilities owned by the Company and leased to Parent, and the three independent living facilities owned and operated by the Company, had a total of 10,121 operational beds located in Arizona, California, Colorado, Idaho, Iowa, Nebraska, Nevada, Texas, Utah and Washington. The three independent living facilities operated by the Company had a total of 264 units located in Texas and Utah.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The accompanying combined financial statements of the Company are presented on a “carve-out” basis from Ensign’s consolidated financial statements based on the historical results of operations, cash flows, assets and liabilities attributable to its real estate business and were prepared in accordance with accounting principles generally accepted in the United States (GAAP). All intercompany transactions and account balances within the Company have been eliminated.

The combined balance sheets of the Company include Parent assets and liabilities that are specifically identifiable or otherwise attributable to the Company. The combined statements of income (loss) reflect allocations of general corporate expenses from Parent including, but not limited to, executive management, finance, legal, information technology, human resources, employee benefits administration, treasury, risk management, procurement, and other shared services. See further discussion in Note 5, Related Party Transactions.

Management believes that the assumptions and estimates used in preparation of the underlying combined financial statements are reasonable. However, the combined financial statements herein do not necessarily reflect what the Company’s financial position, results of operations or cash flows would have been if the Company had been a stand-alone company during the periods presented. As a result, historical financial information is not necessarily indicative of the Company’s future results of operations, financial position or cash flows.

ENSIGN PROPERTIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Invested Capital – Invested capital in the combined balance sheets represents Parent’s historical investment in the Company, the net effect of cost allocations from transactions with Parent, net transfers of cash and assets to Parent and the Company’s accumulated earnings. See further discussion of transactions with Parent in Note 5, Related Party Transactions.

Estimates and Assumptions — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

Real Estate Properties — Real estate properties consist of land, buildings and improvements, integral equipment, furniture and fixtures, and are stated at historical cost. Real estate costs related to the acquisition and improvement of properties are capitalized over the expected useful life of the asset. Repair and maintenance costs are charged to expense as incurred and significant replacements and betterments are capitalized.

In accordance with ASC 805, Business Combinations, the Company estimates as part of our allocation of the purchase price of acquisitions to the various components of the acquisition based upon the relative fair value of each component. In determining fair value, the Company uses current appraisals or other third party opinions of value. The most significant components of our allocations are typically the allocation of value to land and buildings. In the case of the value of buildings and the allocation of value to land and other intangibles, the estimates of the value of these components will affect the depreciation and amortization the Company records over the estimated useful life of the property acquired. Transaction costs related to acquisitions are expensed as incurred.

The Company considers the period of future benefit of an asset to determine its appropriate useful life. Depreciation on the Company’s buildings and improvements is computed using the straight-line method over an estimated useful life of 5 to 40 years. If the Company uses a shorter or longer estimated useful life, it could have a material impact on the Company’s results of operations. The Company believes that 5 to 40 years is an appropriate estimate of useful life. The Company continually monitors events and changes in circumstances that could indicate that the carrying amount of our property and equipment may not be recoverable or realized.

Impairment of Long-Lived Assets - Management periodically evaluates the Company’s real estate investments for impairment indicators, including the evaluation of the Company’s assets’ useful lives. Management also assesses the carrying value of the Company’s real estate investments whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The judgment regarding the existence of impairment indicators is based on factors such as, but not limited to, market conditions, operator performance and legal structure. If indicators of impairment are present, management evaluates the carrying value of the related real estate investments in relation to the future undiscounted cash flows of the underlying facilities. Provisions for impairment losses related to long-lived assets are recognized when expected future undiscounted cash flows are determined to be less than the carrying values of the assets. An adjustment is made to the net carrying value of the real estate investments for the excess of carrying value over fair value. All impairments are taken as a period cost at that time, and depreciation is adjusted going forward to reflect the new value assigned to the asset.

If the Company decides to sell real estate properties, we evaluate the recoverability of the carrying amounts of the assets. If the evaluation indicates that the carrying value is not recoverable from estimated net sales proceeds, the property is written down to estimated fair value less costs to sell.

ENSIGN PROPERTIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

In the event of impairment, the fair value of the real estate investment is determined by market research, which includes valuing the property in its current use as well as other alternative uses, and involves significant judgment. The Company’s estimates of cash flows and fair values of the properties are based on current market conditions and consider matters such as rental rates and occupancies for comparable properties, recent sales data for comparable properties, and, where applicable, contracts or the results of negotiations with purchasers or prospective purchasers. The Company’s ability to accurately estimate future cash flows and estimate and allocate fair values impacts the timing and recognition of impairments. While the Company believes its assumptions are reasonable, changes in these assumptions may have a material impact on financial results.

Fair Value of Financial Instruments — The Company’s financial instruments consist principally of cash and cash equivalents, interest rate swap agreement, accounts receivable and borrowings. The Company believes all of the financial instruments’ recorded values approximate fair values because of their nature or respective short durations. The interest rate swap is carried at fair value on the balance sheet. See further discussion in Note 4, Fair Value Measurements.

Cash and Cash Equivalents — Cash and cash equivalents consist of bank term deposits and money market funds with original maturities of three months or less at time of purchase and therefore approximate fair value. The fair value of these investments is determined based on “Level 1” inputs, which consist of unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets. The Company places its cash and short-term investments with high credit quality financial institutions.

Deferred Financing Costs — External costs incurred from placement of our debt is capitalized and amortized on a straight-line basis over the terms of the related borrowings, which approximates the effective interest method. Amortization of financing costs is classified as “interest - amortization of deferred financing costs” in our combined statements of operations. Accumulated amortization of deferred financing costs was $2,413 and $1,714 as of December 31, 2013 and 2012, respectively.

When financings are terminated, unamortized deferred financing costs, as well as charges incurred for the termination, are expensed at the time the termination is made. Gains and losses from the extinguishment of debt are presented within our combined financial statements.

Revenue Recognition — The Company recognizes rental revenue, including rental abatements, lease incentives and contractual fixed increases attributable to operating leases, if any, from tenants under lease arrangements with minimum fixed and determinable increases on a straight-line basis over the non-cancellable term of the related leases when collectability is reasonably assured. Tenant recoveries related to the reimbursement of real estate taxes, insurance, repairs and maintenance, and other operating expenses are recognized as revenue in the period the expenses are incurred and presented gross if the Company is the primary obligor and, with respect to purchasing goods and services from third-party suppliers, has discretion in selecting the supplier and bears the associated credit risk. For the years ended December 31, 2013, 2012 and 2011, such tenant reimbursement revenues consist of real estate taxes. Contingent revenue, if any, is not recognized until all possible contingencies have been eliminated.

Income Taxes—The Company’s operations have historically been included in Parent’s U.S. federal and state income tax returns and all income taxes have been paid by Parent. Income tax expense and other income tax related information contained in these combined financial statements are presented on a separate tax return basis as if the Company filed its own tax returns. Management believes that the assumptions and estimates used to determine these tax amounts are reasonable. However, the combined financial statements herein may not necessarily reflect the Company’s income tax expense or tax payments in the future, or what its tax amounts would have been if the Company had been a stand-alone company during the periods presented.

ENSIGN PROPERTIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Deferred tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of the Company’s assets and liabilities at tax rates in effect when such temporary differences are expected to reverse. The Company generally expects to fully utilize its deferred tax assets; however, when necessary, the Company records a valuation allowance to reduce its net deferred tax assets to the amount that is more likely than not to be realized.

When the Company takes uncertain income tax positions that do not meet the recognition criteria, it records a liability for underpayment of income taxes and related interest and penalties, if any. In considering the need for and magnitude of a liability for such positions, the Company must consider the potential outcomes from a review of the positions by the taxing authorities.

In determining the need for a valuation allowance or the need for and magnitude of liabilities for uncertain tax positions, the Company makes certain estimates and assumptions. These estimates and assumptions are based on, among other things, knowledge of operations, markets, historical trends and likely future changes and, when appropriate, the opinions of advisors with knowledge and expertise in certain fields. Due to certain risks associated with the Company’s estimates and assumptions, actual results could differ.

Derivatives and Hedging Activities — The Company evaluates variable and fixed interest rate risk exposure on a routine basis and to the extent the Company believes that it is appropriate, it will offset most of its variable risk exposure by entering into interest rate swap agreements. It is the Company’s policy to only utilize derivative instruments for hedging purposes (i.e. not for speculation). The Company formally designates its interest rate swap agreements as hedges and documents all relationships between hedging instruments and hedged items. The Company formally assesses effectiveness of its hedging relationships, both at the hedge inception and on an ongoing basis, then measures and records ineffectiveness. The Company would discontinue hedge accounting prospectively (i) if it is determined that the derivative is no longer effective in offsetting change in the cash flows of a hedged item, (ii) when the derivative expires or is sold, terminated or exercised, (iii) if it is no longer probable that the forecasted transaction will occur, or (iv) if management determines that designation of the derivative as a hedge instrument is no longer appropriate. The Company’s derivative is recorded on the balance sheet at its fair value.

Accumulated Other Comprehensive Loss and Comprehensive Income (Loss) — Accumulated other comprehensive loss refers to revenue, expenses, gains, and losses that are recorded as an element of invested equity but are excluded from net income (loss). The Company’s other comprehensive income (loss) consists of net deferred gains and losses on certain derivative instruments accounted for as cash flow hedges. As of December 31, 2013 and 2012, accumulated other comprehensive losses were $1,828 and $2,866, respectively, in invested equity.

Concentration of Credit Risk — Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of operating leases on our owned properties. See Note 9, Concentration of Risk for a discussion of major operator concentration.

Segment Disclosures — The FASB accounting guidance regarding disclosures about segments of an enterprise and related information establishes standards for the manner in which public business enterprises report information about operating segments. The Company has one reportable segment consisting of investments in healthcare related real estate properties.

Recent Accounting Pronouncements — Except for rules and interpretive releases of the SEC under authority of federal securities laws and a limited number of grandfathered standards, the FASB Accounting Standards Codification™ (ASC) is the sole source of authoritative GAAP literature recognized by the FASB and

ENSIGN PROPERTIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

applicable to the Company. The Company has reviewed the FASB issued Accounting Standards Update (ASU) accounting pronouncements and interpretations thereof that have effectiveness dates during the periods reported and in future periods. The Company has carefully considered the new pronouncements that alter previous generally accepted accounting principles and does not believe that any new or modified principles will have a material impact on the Company’s reported financial position or operations in the near term. The applicability of any standard is subject to the formal review of the Company’s financial management and certain standards are under consideration.

3. REAL ESTATE PROPERTIES

The following tables summarize our investment in owned properties at December 31, 2013 and 2012, respectively:

Type of property	Gross Investments	Percentage of Investments	Number of Properties	Number of			Average
				SNF	ALF	IND	Investment per
				Beds	Units	Units	Bed/Unit
Skilled nursing	$339,115	74.4%	72	7,438	-	-	$46
Skilled nursing campus	57,032	12.5%	10	937	462	44	40
Assisted living & Independent living	49,207	10.8%	12	-	1,032	208	40
Independent living operated by the Company	10,698	2.3%	3	-	-	264	41

Total at December 31, 2013	$456,052	100.0%	97	8,375	1,494	516	44

Type of property	Gross Investments	Percentage of Investments	Number of Properties	Number of			Average
				SNF	ALF	IND	Investment per
				Beds	Units	Units	Bed/Unit
Skilled nursing	$307,894	75.1%	65	6,759	-	-	$46
Skilled nursing campus	56,329	13.7%	10	937	462	44	39
Assisted living & Independent living	35,116	8.6%	9	-	751	208	37
Independent living operated by the Company	10,670	2.6%	3	-	-	264	40

Total at December 31, 2012	$410,009	100.0%	87	7,696	1,213	516	44

	December 31,
	2013	2012
Land	$75,112	$68,174
Buildings and improvements	380,940	341,835
Integral equipment, furniture and fixtures	66,932	58,921

Real estate properties	522,984	468,930
Less: Accumulated depreciation	(97,981)	(75,035)

Real estate properties, net	$425,003	$393,895

ENSIGN PROPERTIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Owned properties are leased pursuant to non-cancelable operating leases generally with an initial term of 10 to 15 years. Each triple net lease requires the lessee to pay all taxes, insurance, maintenance and repairs, capital and non-capital expenditures and other costs necessary in the operations of the facilities. All of the leases contain renewal options. The leases provide for minimum base rent during the initial and renewal periods and do not contain specified rent increases.

Acquisitions – Parent has historically purchased operations to complement its existing portfolio. The historical business acquisitions have been attributed to the Company.

During the year ended December 31, 2013, the Parent acquired seven stand-alone skilled nursing facilities, and three stand-alone assisted living facilities. These acquisitions added a total of 692 operational skilled nursing beds and 281 operational assisted living units to the Company’s operations.

During the year ended December 31, 2012, the Parent acquired four stand-alone skilled nursing facilities, one skilled nursing campus facility, one stand-alone assisted living facility, and acquired the assets of three previously leased facilities. These acquisitions added a total of 692 operational skilled nursing beds and 84 operational assisted living units to the Company’s operations.

During the year ended December 31, 2011, the Parent acquired eight stand-alone skilled nursing facilities, six skilled nursing campus facilities, three stand- alone assisted living facilities, three stand-alone independent living facilities, and acquired the assets of five previously leased facilities. These acquisitions added a total of 1,780 operational skilled nursing beds, 522 operational assisted living units and 369 independent living units to the Company’s operations.

The table below presents the purchase price for the real property acquired by the Parent during the years ended December 31, 2013 and 2012, and 2011 that has been attributed to the Company:

	December 31,
	2013	2012	2011
Land	$9,312	$3,703	$16,070
Buildings and improvements	26,344	26,847	94,023
Integral equipment, furniture and fixtures	1,291	1,143	3,112

Total acquisitions	$36,947	$31,693	$113,205

4. FAIR VALUE MEASUREMENTS

Fair value measurements are based on a three-tier hierarchy that prioritizes the inputs used to measure fair value. These tiers include: Level 1, defined as observable inputs such as quoted market prices in active markets; Level 2, defined as inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and Level 3, defined as observable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The following table summarizes the financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2013 and 2012:

	December 31,
	2013			2012
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Cash and cash equivalents	$895	$—	$—	$735	$—	$—
Fair value of interest rate swap	$—	$1,828	$—	$—	$2,866	$—

ENSIGN PROPERTIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

The Company’s non-financial assets, which include long-lived assets, including real estate properties, are reported at carrying value and are not required to be measured at fair value on a recurring basis. However, whenever events or changes in circumstances indicate that their carrying value may not be recoverable, the Company assesses our long-lived assets for impairment. When impairment has occurred, such long-lived assets are written down to fair value. However, no impairment charges have been recorded in the years ended December 31, 2013, 2012 or 2011. This fair value determination is categorized as Level 3 in the fair value hierarchy. See Note 2 for further discussion of the Company’s significant accounting policies.

Interest Rate Swap Agreement

In connection with the senior credit facility with a six-bank lending consortium arranged by SunTrust and Wells Fargo (the Senior Credit Facility), in July 2011, the Parent entered into an interest rate swap agreement to reduce risk from volatility in the combined statement of income (loss) due to changes in the LIBOR interest rate. In conjunction with the separation, the Parent has attributed its debt (including the Senior Credit Facility) to the Company. In addition, the corresponding interest rate swap agreement on the Senior Credit Facility has also been attributed to the Company. See further discussion in Note 7, Debt.

The swap agreement, with a notional amount of $75,000, amortizing concurrently with the related term loan portion of the Senior Credit Facility, was five years in length and is set to mature on July 15, 2016. The interest rate swap has been designated as a cash flow hedge and, as such, changes in fair value are reported in other comprehensive income (loss) in accordance with hedge accounting. Under the terms of this swap agreement, the net effect of the hedge was to record swap interest expense at a fixed rate of approximately 4.3%, exclusive of fees. Net interest paid under the swap was $1,047, $951, and $471 for the years ended December 31, 2013, 2012, and 2011. In addition, based on the December 31, 2013 interest rate swap valuation, the Company expects to record swap interest expense of approximately $1,100 during the year ended December 31, 2014.

The Company assesses hedge effectiveness at inception and on an ongoing basis by performing a regression analysis. The regression analysis compares to the historical monthly changes in fair value of the interest rate swap to the historical monthly changes in the fair value of a hypothetically perfect interest rate swap over the trailing 30 months. The change in fair value of the hypothetical derivative is regarded as a proxy for the present value of the cumulative change in the expected future cash flows on the hedged transaction. The regression analysis serves as the Company’s prospective and retrospective assessment of hedge effectiveness. Assuming the hedging relationship qualifies as highly effective, the actual swap will be recorded at fair value on the balance sheet and accumulated other comprehensive income (loss) will be adjusted to reflect the lesser of either the cumulative change in the fair value of the actual swap or the cumulative change in the fair value of the hypothetical derivative.

The interest rate swap agreement is recorded at fair value based upon valuation models which utilize relevant factors such as the contractual terms of the interest rate swap agreements, credit spreads for the contracting parties and interest rate curves. Based on this valuation method, the Company categorized the interest rate swap as Level 2 and recorded accumulated other comprehensive losses as of December 31, 2013 and 2012, of $1,828 and $2,866. There are no amounts attributable to hedge ineffectiveness that were required to be recognized in earnings.

5. RELATED PARTY TRANSACTIONS

Allocation of corporate expenses -The combined balance sheets and statements of income (loss) of the Company include Parent assets and liabilities that are specifically identifiable or otherwise attributable to the Company. The specific identification methodology was utilized for all of the items on statements of income

ENSIGN PROPERTIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

(loss) excluding general corporate expenses. For each of the periods presented, Ensign Properties’ operations were fully integrated with the Parent, including executive management, finance, treasury, corporate income tax, human resources, legal services and other shared services. These costs are allocated to the Company on a systematic basis utilizing a direct usage basis when identifiable, with the remainder allocated on time study or percentage of the total revenues. The primary allocation method was a time study based on time devoted to Ensign Properties’ activities.

Allocation of expenses for these general and administrative services of $5,442, $1,788 and $2,377 for the years ended December 31, 2013, 2012 and 2011, respectively, are reflected in general and administrative expenses, in addition to direct expenses which are included in total expenses. The Company’s financial statements may not be indicative of the future performance and do not necessarily reflect what the results of operations, financial position and cash flows would have been had the Company operated as an independent publicly traded company during the periods presented.

Rental income from Parent - The Company has one operator, its Parent, from which it derives rental income through operating lease agreements, as well as reimbursement of certain costs. The Parent is a holding company with no direct operating assets, employees, or revenue. All of the Parent’s operations are operated by separate independent subsidiaries, each of which has its own management, employees and assets. The rental income and reimbursement generated from the operating lease agreements is presented separately in the combined statements of income (loss). See Note 9, Concentration of Risk for a discussion of major operator concentration.

The future minimum rental payments that the Company is due to receive from the Parent for the remainder of the lease terms are as follows as of December 31, 2013:

Year	Amount
2014	$43,453
2015	43,114
2016	40,147
2017	36,656
2018	36,266
Thereafter	204,389

$404,025

Centralized cash management system - The Company participates in Parent’s centralized cash management system. In conjunction therewith, the intercompany transactions between the Company and Parent have been considered to be effectively settled in cash in these financial statements. The net effect of the settlement of these intercompany transactions, in addition to cash transfers to and from Parent, are reflected in “Net (distribution)/contribution to/from Parent” on the combined statements of cash flows and the combined statements of invested equity. The “Net (distributions)/contributions to/from Parent” were $(22,502), $5,552, and $88,693 for the years ended December 31, 2013, 2012 and 2011, respectively.

ENSIGN PROPERTIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

6. INCOME TAXES

The Company’s operations have historically been included in Parent’s U.S. combined federal and state income tax returns and all income taxes have been paid by Parent. Income taxes are presented in these combined financial statements on a separate tax return basis as if the Company filed its own tax returns. These combined financial statements may not reflect tax positions taken or to be taken by Parent, tax positions available for use by Parent and tax positions which may remain with Parent after the separation.

The provision (benefit) for income taxes for the years ended December 31, 2013, 2012 and 2011 is summarized as follows:

	December 31,
	2013	2012	2011
Current:
Federal	$8	$43	$-
State	115	79	67

	123	122	67

Deferred:
Federal	-	-	(1,240)
State	-	-	-

	-	-	(1,240)

Total	$123	$122	$(1,173)

A reconciliation of the federal statutory rate to the effective tax rate for the years ended December 31, 2013, 2012 and 2011, respectively, is comprised as follows:

	December 31,
	2013	2012	2011
Income tax expense at statutory rate	35.0%	35.0%	35.0%
State income taxes - net of federal benefit	(51.9)	36.3	2.8
Other adjustments	0.1	0.0	0.0
Deferred tax adjustments	30.4	0.0	0.0
Change in valuation allowance	(58.8)	(18.3)	(19.8)

Total income tax provision	(45.2%)	53.0%	18.0%

ENSIGN PROPERTIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

The Company’s deferred tax assets and liabilities as of December 31, 2013 and 2012 are summarized as follows:

	December 31,
	2013	2012
Deferred tax assets (liabilities):
Accrued expenses	$2,131	$1,060
Tax credits	55	45
Net operating loss carryforwards	8,358	8,962

Subtotal	10,544	10,067
Less: valuation allowance	(2,225)	(2,454)

Total deferred tax assets	8,319	7,613
State taxes	(105)	(167)
Depreciation and amortization	(7,988)	(7,099)
Prepaid expenses	(226)	(347)

Total deferred tax liabilities	(8,319)	(7,613)

Net deferred tax assets	$-	$-

On a separate tax return basis, the Company had Federal net operating loss carryforwards as of December 31, 2013 and 2012 of $23,554 and $24,452, respectively. The Company also had state net operating losses as of December 31, 2013 and 2012 of $3,061 and $7,947, respectively. Because these losses were utilized in the Parent’s combined federal and state income tax returns, they will not be available to the Company if it leaves the Parent’s federal or state combined groups. In each of the years, the Company is required to pay state minimum income taxes in selected states.

Despite the Company’s income in 2013, the operating losses the Company incurred on a separate tax return basis in recent years result in the Company’s belief that it is more likely than not that the Company would not be able to realize the tax benefit associated with its deferred tax assets as of December 30, 2013 and 2012. Therefore, the Company has recorded a valuation allowance against its state net deferred tax assets in 2010. Beginning in 2011, the Company recorded a valuation allowance for all of its net deferred tax assets. A portion of the Company’s valuation allowance relates to deferred tax assets for items in other comprehensive loss. During the year ended December 31, 2013, the Company reduced the valuation allowance by $388 for these specific items. During the year ended December 31, 2012, the Company recorded a valuation allowance of $277 for these specific items.

As of December 31, 2013 and 2012, the Company did not have any unrecognized tax benefits that would affect the Company’s effective tax rate.

The Federal statute of limitations on the Parent’s 2007, 2008, and 2009 income tax years lapsed during the third quarter of 2011, 2012, and 2013, respectively. During the fourth quarter of each year, various state statutes of limitations also lapsed. These lapses did not have any impact on the Company’s unrecognized tax benefits.

During the first quarter of 2012, the State of California initiated an examination of the Parent’s income tax returns for the 2008 and 2009 income tax years. The examination is primarily focused on the Parent’s captive insurance subsidiary and the treatment of related insurance matters. To date, California has not proposed any adjustments. The Parent is not currently under examination by any other major income tax jurisdiction. At this

ENSIGN PROPERTIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

time, the Company is not aware of any events that might significantly impact the balance of unrecognized tax benefits in the next twelve months.

The Company classifies interest and/or penalties on income tax liabilities or refunds as additional income tax expense or income. Such amounts are not material.

7. DEBT

Debt, net of discount, as of December 31, 2013 and 2012 of $259,307 and $207,692, respectively, represents the balance from the Parent that is directly attributable to the Company. In addition to the attribution of debt, the Parent has also attributed the corresponding interest rate swap agreement on the Senior Credit Facility to the Company.

Debt consists of the following:

	December 31,
	2013	2012
Mortgage notes payable
Promissory note with RBS, principal and interest payable monthly and continuing through March 2019, interest at a fixed rate, collateralized by real property, assignment of rents and Company guaranty.	$20,347	$21,032
Ten Project Note with GECC, principal and interest payable monthly; interest is fixed, balance due June 2016, collateralized by deeds of trust on real property, assignment of rents, security agreements and fixture financing statements.	48,865	50,072
Promissory note with RBS, principal and interest payable monthly and continuing through January 2018, interest at a fixed rate, collateralized by real property, assignment of rents and Company guaranty.	32,122	33,167
Promissory notes, principal, and interest payable monthly and continuing through October 2019, interest at fixed rate, collateralized by deed of trust on real property, assignment of rents and security agreement	8,919	9,203
Mortgage note, principal, and interest payable monthly and continuing through February 2027, interest at fixed rate, collateralized by deed of trust on real property, assignment of rents and security agreement	5,429	5,665
Senior secured revolving credit facility
Senior secured revolving credit facility, with SunTrust and Wells Fargo, principal and interest payable quarterly, balance due at February 1, 2018, secured by substantially all of the Company’s personal property	78,701	20,000
Senior secured term loan
Senior secured term loan, with SunTrust and Wells Fargo, principal and interest payable quarterly, balance due at February 1, 2018, secured by substantially all of the Company’s personal property	65,624	69,375

Debt	260,007	208,514
Less debt discount on mortgage notes payable	(700)	(822)

Debt, net of discount	259,307	207,692
Less current maturities	(7,411)	(7,187)

	$251,896	$200,505

ENSIGN PROPERTIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Senior Credit Facility with Six-Bank Lending Consortium Arranged by SunTrust and Wells Fargo (the Senior Credit Facility)

On February 1, 2013, the Parent entered into the third amendment to the Senior Credit Facility (the Third Amendment), which amends the Company’s existing Senior Credit Facility Agreement, dated as of July 15, 2011. The Third Amendment revises the Senior Credit Facility Agreement to, among other things, (i) increase the revolving credit portion of the Senior Credit Facility by $75,000 to an aggregate principal amount of $150,000, of which $20,000 was drawn as of December 31, 2012 and the date of the Third Amendment, and (ii) extend the maturity date of the Senior Credit Facility from July 15, 2016 to February 1, 2018. Except as set forth in the Third Amendment, all other terms and conditions of the Senior Credit Facility remain in full force and effect as described below.

On July 15, 2011, the Parent entered into the Senior Credit Facility in an aggregate principal amount of up to $150,000 comprised of a $75,000 revolving credit facility and a $75,000 term loan advanced in one drawing on July 15, 2011. Borrowings under the term loan portion of the Senior Credit Facility amortize in equal quarterly installments commencing on September 30, 2011, in an aggregate annual amount equal to 5% per annum of the original principal amount. Interest rates per annum applicable to the Senior Credit Facility are, at the option of the Company, (i) LIBOR plus an initial margin of 2.5% or (ii) the Base Rate (as defined by the agreement) plus an initial margin of 1.5%. Under the terms of the Senior Credit Facility, the applicable margin adjusts based on the Parent’s leverage ratio. In connection with the Senior Credit Facility, the Parent incurred financing costs of approximately $2,500. Further, the Company incurred a charge of $2,542 in termination and early extinguishment fees in connection with exiting the Six Project Loan which was recognized in the third quarter of 2011. In addition, the Parent has a commitment fee on the unused portion of the revolving credit facility that ranges from 0.3% to 0.5% based on the Parent’s leverage ratio for the applicable period. Amounts borrowed pursuant to the Senior Credit Facility are guaranteed by certain of the Parent’s wholly-owned subsidiaries, including certain of the subsidiaries combined in Ensign Properties, and secured by substantially all of their personal property. To reduce the risk related to interest rate fluctuations, the Parent, on behalf of the subsidiaries, entered into an interest rate swap agreement to effectively fix the interest rate on the term loan portion of the Senior Credit Facility. As noted above, the Senior Credit Facility and the corresponding interest rate swap have been attributed by the Parent to the Company.

Among other things, under the Senior Credit Facility, the Parent must maintain compliance with specified financial covenants measured on a quarterly basis, including a maximum net leverage ratio, minimum interest coverage ratio and minimum asset coverage ratio. The loan documents also include certain additional reporting, affirmative and negative covenants including limitations on the incurrence of additional indebtedness, liens, investments in other businesses, dividends declared in excess of 20% of combined net income (loss) and repurchases and capital expenditures. As of December 31, 2013, the Parent was in compliance with all loan covenants.

Promissory Note with RBS Asset Finance, Inc.

On February 17, 2012, two of the Parent’s real estate holding subsidiaries, the RBS Borrowers, executed a promissory note in favor of RBS Asset Finance, Inc. (RBS) as lender for an aggregate of $21,525 (the “2012 RBS Loan”). The 2012 RBS Loan is secured by Commercial Deed of Trust, Security Agreement, Assignment of Leases and Rents and Fixture Filings on the properties owned by the RBS Borrowers, and other related instruments and agreements, including without limitation a promissory note and a Parent guaranty. The 2012 RBS Loan bears interest at a fixed rate of 4.75%. Amounts borrowed under the 2012 RBS Loan may be prepaid starting after the second anniversary of the note subject to certain prepayment fees. The term of the RBS Loan is for seven years, with monthly principal and interest payments commencing on April 1, 2012 and the balance due on March 1, 2019.

ENSIGN PROPERTIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Among other things, under the 2012 RBS Loan the Company must maintain compliance with specified financial covenants measured on a quarterly basis, including a minimum debt service coverage ratio, an average occupancy rate and a minimum project yield. The loan documents also include certain additional affirmative and negative covenants, including limitations on the disposition of the Borrowers and the collateral and minimum average cash balance requirements. As of December 31, 2013, the Company was in compliance with all loan covenants.

Promissory Notes with RBS Asset Finance, Inc.

On December 31, 2010, four of the Parent’s real estate holding subsidiaries executed a promissory note with RBS Asset Finance, Inc. (RBS) as lender for an aggregate of $35,000 (the 2010 RBS Loan). The 2010 RBS Loan is secured by Commercial Deeds of Trust, Security Agreements, Assignment of Leases and Rents and Fixture Filings on the four properties and other related instruments and agreements, including without limitation a promissory note and a Parent guaranty. The 2010 RBS Loan bears interest at a fixed rate of 6.04%. Amounts borrowed under the 2010 RBS Loan may be prepaid subject to prepayment fees of 9.0% of the principal balance on the date of prepayment. These prepayment fees are reduced by 1.0% a year in each of years 2014, 2015, and 2016. The term of the 2010 RBS Loan is for seven years, with monthly principal and interest payments commencing on February 1, 2011 and the balance due on January 1, 2018.

Among other things, under the 2010 RBS Loan, the Company must maintain compliance with specified financial covenants measured on a quarterly basis, including a minimum debt service coverage ratio, an average occupancy rate and a minimum project yield. The loan documents also include certain additional affirmative and negative covenants, including limitations on the disposition of the Borrowers and the collateral. As of December 31, 2013, the Company was in compliance with all loan covenants.

Term Loan with General Electric Capital Corporation

On December 29, 2006, a number of the Parent’s independent real estate holding subsidiaries jointly entered into the Third Amended and Restated Loan Agreement, with General Electric Capital Corporation (GECC), which consists of an approximately $55,700 multiple-advance term loan, further referred to as the Ten Project Note. The Ten Project Note matures in June 2016, and is currently secured by the real and personal property comprising the ten facilities owned by these subsidiaries. The Ten Project Note was funded in advances, with each advance bearing interest at a separate rate. The interest rates range from 6.95% to 7.50% per annum.

Under the Ten Project Note, the Company is subject to standard reporting requirements and other typical covenants for a loan of this type. Effective October 1, 2006 and continuing each calendar quarter thereafter, we are subject to restrictive financial covenants, including average occupancy, Debt Service (as defined in the agreement) and Project Yield (as defined in the agreement). As of December 31, 2013, the Company was in compliance with all loan covenants.

Promissory Notes with Johnson Land Enterprises, L.L.C

On October 1, 2009, four subsidiaries of the Parent entered into four separate promissory notes with Johnson Land Enterprises, L.L.C., for an aggregate of $10,000, as a part of the Parent’s acquisition of three skilled nursing facilities in Utah. The unpaid balance of principal and accrued interest from these notes is due on September 30, 2019. The notes bear interest at a rate of 6.0% per annum. As a part of this transaction, the Company recorded a discount to the debt balance in the form of imputed interest of $1,218. This amount is amortized over the term of the promissory notes, or 10 years.

ENSIGN PROPERTIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Mortgage Loan with Walker and Dunlop, LLC

Ensign Southland LLC, a subsidiary of the Parent, entered into a mortgage loan on January 30, 2001 with Continental Wingate Associates, Inc. The mortgage loan is insured with the U.S. Department of Housing and Urban Development, or HUD, which subjects the Company’s Southland facility to HUD oversight and periodic inspections. As of December 31, 2013, the balance outstanding on this mortgage loan was approximately $5,429. The unpaid balance of principal and accrued interest from this mortgage loan is due on February 1, 2027. The mortgage loan bears interest at the rate of 7.5% per annum.

This mortgage loan is secured by the real property comprising the Southland Care Center facility and the rents, issues and profits thereof, as well as all personal property used in the operation of the facility.

Based on Level 2, the carrying value of the Company’s long-term debt is considered to approximate the fair value of such debt for all periods presented based upon the interest rates that the Company believes it can currently obtain for similar debt.

The debt matures in fiscal years ending after December 31, 2013 as follows:

Years Ending December 31,	Amount
2014	$7,411
2015	7,673
2016	52,589
2017	6,584
2018	157,790
Thereafter	27,960

$260,007

8. COMMITMENTS AND CONTINGENCIES

Litigation — The Company is subject to various legal proceedings, claims and other actions arising out of the normal course of business. While any legal proceeding or claim has an element of uncertainty, the defense of these lawsuits may result in significant legal costs, regardless of the outcome, and can result in large settlement amounts or damage awards.

The Company cannot predict or provide any assurance as to the possible outcome of the investigations or any possible related proceedings, or as to the possible outcome of any litigation. If any litigation were to proceed, and the Company is subjected to, alleged to be liable for, or agrees to a settlement of, claims or obligations under state and federal statutes and related regulations, its business, financial condition and results of operations and cash flows could be materially and adversely affected and its stock price could be adversely impacted. Among other things, any settlement or litigation could involve the payment of substantial sums to settle any alleged civil violations, and may also include the Company’s assumption of specific procedural and financial obligations going forward under a corporate integrity agreement and/or other arrangement with the government.

U.S. Government Inquiry — In late 2006, Ensign learned that it might be the subject of an on-going criminal and civil investigation by the U.S. Department of Justice or “DOJ”. This was confirmed in March 2007. The investigation was prompted by a whistleblower complaint, and related primarily to claims submitted to the

ENSIGN PROPERTIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Medicare program for rehabilitation services provided at skilled nursing facilities in Southern California. Ensign, through its outside counsel and a special committee of independent directors established by its board, worked cooperatively with the U.S. Attorney’s office to produce information requested by the government as part of an ongoing dialogue designed to resolve the issue.

In December 2011, the DOJ notified Ensign that it had closed its criminal investigation without action although, as is typical, it reserved the right to reopen the criminal case if new facts came to light. This left only the civil investigation to resolve, and Ensign continued to supply requested information to the DOJ and the Office of the Inspector General of the United States Department of Health and Human Services (HHS), including specific patient records and documents from 2007 to 2011 from six Southern California skilled nursing facilities that had been the subject of previous requests.

In early 2013, discussions between government representatives and Ensign’s special committee, its outside counsel and their experts had advanced sufficiently that Ensign recorded an initial estimated liability in the amount of $15,000 in the fourth quarter of 2012 for the resolution of claims connected to the investigation. In April 2013, Ensign and government representatives reached an agreement in principle to resolve the allegations and close the investigation. Based on these discussions, Ensign recorded and announced an additional charge in the amount of $33,000 in the first quarter of 2013, increasing the total reserve to resolve the matter to $48,000 (the Reserve Amount).

In October 2013, Ensign completed and executed a settlement agreement (the Settlement Agreement) with the DOJ and received the final approval of the Office of Inspector General-HHS and the United States District Court for the Central District of California. The settlement agreement fully and finally resolves the previously disclosed DOJ investigation and any ancillary claims which have been pending since 2006. Pursuant to the settlement agreement, Ensign made a single lump-sum remittance to the government in the amount of $48,000 in October 2013. Ensign has denied engaging in any illegal conduct, and has agreed to the settlement amount without any admission of wrongdoing in order to resolve the allegations and to avoid the uncertainty and expense of protracted litigation.

In connection with the settlement and effective as of October 1, 2013, Ensign entered into a five-year corporate integrity agreement with the Office of Inspector General-HHS (the CIA). The CIA acknowledges the existence of Ensign’s current compliance program, and requires that Ensign continue during the term of the CIA to maintain a compliance program designed to promote compliance with the statutes, regulations, and written directives of Medicare, Medicaid, and all other Federal health care programs. Ensign is also required to maintain several elements of its existing program during the term of the CIA, including maintaining a compliance officer, a compliance committee of the board of directors, and a code of conduct. The CIA requires that Ensign conduct certain additional compliance-related activities during the term of the CIA, including various training and monitoring procedures, and maintaining a disciplinary process for compliance obligations. Pursuant to the CIA, Ensign is required to notify the Office of Inspector General-HHS in writing of, among other things: (i) any ongoing government investigation or legal proceeding involving an allegation that Ensign has committed a crime or has engaged in fraudulent activities; (ii) any other matter that a reasonable person would consider a probable violation of applicable criminal, civil, or administrative laws related to compliance with federal healthcare programs; and (iii) any change in location, sale, closing, purchase, or establishment of a new business unit or location related to items or services that may be reimbursed by Federal health care programs. Ensign is also subject to periodic reporting and certification requirements attesting that the provisions of the CIA are being implemented and followed, as well as certain document and record retention mandates.

Participation in federal healthcare programs by Ensign is not affected by the Settlement Agreement or the CIA. In the event of an uncured material breach of the CIA, Ensign could be excluded from participation in

ENSIGN PROPERTIES

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

federal healthcare programs and/or subject to prosecution. After the spin-off, the Company will remain subject to certain continuing obligations as part of Ensign’s compliance program pursuant to the CIA, but otherwise has no liability related to the U.S. Government inquiry of Ensign.

Indemnities — From time to time, the Parent enters into certain types of contracts that contingently require the Parent to indemnify parties against third-party claims. These contracts primarily include (i) certain real estate leases, under which the Parent may be required to indemnify property owners or prior facility operators for post-transfer environmental or other liabilities and other claims arising from the Parent’s use of the applicable premises, (ii) operations transfer agreements, in which the Parent agrees to indemnify past operators of facilities the Parent acquires against certain liabilities arising from the transfer of the operation and/or the operation thereof after the transfer, (iii) certain lending agreements, under which the Parent may be required to indemnify the lender against various claims and liabilities, (iv) agreements with certain lenders under which the Parent may be required to indemnify such lenders against various claims and liabilities, and (v) certain agreements with the Parent’s officers, directors and employees, under which the Parent may be required to indemnify such persons for liabilities arising out of their employment relationships. The terms of such obligations vary by contract and, in most instances, a specific or maximum dollar amount is not explicitly stated therein. Generally, amounts under these contracts cannot be reasonably estimated until a specific claim is asserted. Consequently, because no claims have been asserted, no liabilities have been recorded for these obligations on the Parent’s balance sheets for any of the periods presented.

9. CONCENTRATION OF RISK

Major operator concentration – The Company has one operator, Parent, from which the Company has derived a significant portion of its overall revenue during the years ended December 31, 2013, 2012 and 2011, respectively. As of December 31, 2013, the Company’s 94 skilled nursing and assisted living facilities had a total of 10,121 licensed beds and are located in Arizona, California, Colorado, Idaho, Iowa, Nebraska, Nevada, Texas, Utah and Washington, and the three independent living facilities have a total of 264 units and are located in Texas and Utah. The three states in which the Company had its highest concentration of properties were California, Texas and Arizona.

10. UNAUDITED PRO FORMA DISCLOSURES

In connection with the spin-off described in Note 1, common stock of Ensign Properties is assumed to be distributed to Ensign shareholders based on a distribution ratio of one for one. The accompanying unaudited historical pro forma earnings per share data included on the combined 2013 statement of income (loss) reflects the pro forma distribution of Ensign Properties’ common stock and is provided for informational purposes. The pro forma basic weighted average number of shares outstanding equal the Ensign basic weighted average number of shares outstanding based on the distribution ratio of one share of Ensign Properties’ common stock for every share of Ensign common stock. The pro forma diluted weighted average shares outstanding take into account the dilutive effect of restricted stock awards.

11. SUBSEQUENT EVENTS

The Company evaluates subsequent events in accordance with ASC 855, Subsequent Events. Subsequent events were evaluated through March 14, 2014, the date the financial statements were available to be issued.

ENSIGN PROPERTIES

SCHEDULE III

SCHEDULE OF REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION

December 31, 2013

(dollars in thousands)

			Initial Cost to Company			Gross Carrying Value
Description	Location	Encumbrances	Land	Building and Improvements	Costs Capitalized Since Acquisition	Land	Building Improvements	Total	Accumulated Depreciation	Construction/ Renovation Date	Acquisition Date	Life on which Depreciation in Latest Income Statement is Computed
Skilled Nursing Properties:
Ensign Highland LLC	Phoenix, AZ	$2,999	$257	$976	$807	$257	$1,783	$2,040	$650	2013	2000	30
Meadowbrook Health Associates LLC	Tucson, AZ	3,947	425	3,716	1,958	425	5,674	6,099	1,446	2012	2000	32
Terrace Holdings AZ LLC	Phoenix, AZ	3,642	113	504	477	113	981	1,094	283	2004	2002	30
Rillito Holdings LLC	Tucson, AZ	3,902	471	2,041	2,921	471	4,962	5,433	1,104	2013	2003	30
Valley Health Holdings LLC	Phoenix, AZ	5,758	629	5,154	703	629	5,857	6,486	1,705	2009	2004	30
Cedar Avenue Holdings LLC	Upland, CA	6,518	2,812	3,919	1,983	2,812	5,902	8,714	1,975	2011	2005	30
Granada Investments LLC	Camarillo, CA	7,590	3,526	2,827	1,520	3,526	4,347	7,873	1,270	2010	2005	30
Plaza Health Holdings LLC	Walla Walla, WA	3,413	450	5,566	1,055	450	6,621	7,071	1,945	2009	2006	25
Mountainview Community Care LLC	Santa Rosa, CA	3,494	931	2,612	587	931	3,199	4,130	1,179	1963	2006	25
CM Health Holdings LLC	San Diego, CA	9,391	3,028	3,119	1,735	3,028	4,854	7,882	1,280	2012	2006	32
Polk Health Holdings LLC	Livingston, TX	6,629	60	4,391	1,156	60	5,547	5,607	1,629	2009	2006	30
Snohomish Health Holdings LLC	Lynnwood, WA	—	741	1,663	1,998	741	3,661	4,402	1,337	2009	2006	25
Cherry Health Holdings, Inc.	Hoquiam, WA	—	171	1,828	1,753	171	3,581	3,752	1,015	2010	2006	25
Golfview Holdings LLC	Richmond, TX	11,191	1,105	3,110	699	1,105	3,809	4,914	1,073	2007	2006	30
Tenth East Holdings LLC	Salt Lake City, UT	654	332	2,426	2,346	332	4,772	5,104	1,044	2013	2006	22
Trinity Mill Holdings LLC	Carrollton, TX	—	664	2,294	902	664	3,196	3,860	1,116	2007	2006	22
Cottonwood Health Holdings LLC	Salt Lake City, UT	—	965	2,070	897	965	2,967	3,932	1,162	2008	2007	20
Verde Villa Holdings LLC	Lewisville, TX	—	600	1,890	401	600	2,291	2,891	662	2011	2007	25

			Initial Cost to Company			Gross Carrying Value
Description	Location	Encumbrances	Land	Building and Improvements	Costs Capitalized Since Acquisition	Land	Building Improvements	Total	Accumulated Depreciation	Construction/ Renovation Date	Acquisition Date	Life on which Depreciation in Latest Income Statement is Computed
Mesquite Health Holdings LLC	Mesquite, TX	—	470	1,715	8,657	470	10,372	10,842	2,527	2012	2007	20
Arrow Tree Health Holdings LLC	Glendora, CA	—	2,165	1,105	304	2,165	1,409	3,574	480	1965	2007	20
Fort Street Health Holdings LLC	Draper, UT	—	443	2,394	746	443	3,140	3,583	713	2008	2007	30
Trousdale Health Holdings LLC	Downey, CA	9,156	1,415	1,841	1,858	1,415	3,699	5,114	752	2013	2007	30
Ensign Bellflower LLC	Bellflower, CA	—	937	1,168	357	937	1,525	2,462	431	2009	2007	25
RB Heights Health Holdings LLC	Scottsdale, AZ	—	2,007	2,793	1,750	2,007	4,543	6,550	1,103	2009	2008	30
San Corrine Health Holdings LLC	San Antonio, TX	—	310	2,090	705	310	2,795	3,105	720	2005	2008	35
Temple Health Holdings LLC	Temple, TX	—	529	2,207	1,131	529	3,338	3,867	757	2008	2008	30
Anson Health Holdings LLC	Abilene, TX	—	369	3,220	1,553	369	4,773	5,142	1,002	2012	2008	30
Willits Health Holdings LLC	Willits, CA	—	490	1,231	461	490	1,692	2,182	331	2011	2008	30
Lufkin Health Holdings LLC	Lufkin, TX	5,607	467	4,644	298	467	4,942	5,409	543	1988	2009	50
Lowell Health Holdings LLC	Littleton, CO	—	217	856	1,735	217	2,591	2,808	370	2012	2009	35
Jefferson Ralston Holdings LLC	Arvada, CO	—	280	1,230	829	280	2,059	2,339	286	2012	2009	40
Lafayette Health Holdings LLC	Englewood, CO	—	1,607	4,222	6,131	1,607	10,353	11,960	1,426	2012	2009	45
Hillendahl Health Holdings LLC	Dallas, TX	—	2,133	11,977	618	2,133	12,595	14,728	1,865	1984	2009	30
Price Health Holdings LLC	Price, UT	1,013	193	2,209	850	193	3,059	3,252	345	2012	2009	45
Silver Lake Health Holdings LLC	Provo, UT	4,359	2,051	8,362	1,373	2,051	9,735	11,786	1,014	2011	2009	50
Jordan Health Properties LLC	West Jordan, UT	2,893	2,671	4,244	1,123	2,671	5,367	8,038	461	2013	2009	50
Regal Road Health Holdings LLC	Youngstown, AZ	—	767	4,648	341	767	4,989	5,756	621	2012	2009	35
Paredes Health Holdings LLC	Brownsville, TX	—	373	1,354	190	373	1,544	1,917	162	1969	2009	45
Expressway Health Holdings LLC	Harlingen, TX	—	90	675	262	90	937	1,027	110	2011	2009	45

			Initial Cost to Company			Gross Carrying Value
Description	Location	Encumbrances	Land	Building and Improvements	Costs Capitalized Since Acquisition	Land	Building Improvements	Total	Accumulated Depreciation	Construction/ Renovation Date	Acquisition Date	Life on which Depreciation in Latest Income Statement is Computed
Rio Grande Health Holdings LLC	McAllen, TX	—	642	1,085	632	642	1,717	2,359	185	2012	2009	45
Fifth East Holdings LLC	Salt Lake City, UT	—	345	2,464	1,066	345	3,530	3,875	453	2011	2009	45
Emmett Healthcare Holdings LLC	Emmet, ID	—	591	2,383	39	591	2,422	3,013	276	1972	2010	35
Burley Healthcare Holdings LLC	Burley, ID	—	250	4,004	424	250	4,428	4,678	555	2011	2010	35
Northshore Healthcare Holdings LLC	Houston, TX	—	486	2,349	1,041	486	3,390	3,876	425	2012	2010	43
Josey Ranch Healthcare Holdings LLC	Carrollton, TX	—	1,382	2,293	201	1,382	2,494	3,876	231	1996	2010	40
Everglades Health Holdings LLC	Ventura, CA	—	1,847	5,377	662	1,847	6,039	7,886	763	1990	2011	50
Irving Health Holdings LLC	Beatrice, NE	—	60	2,931	237	60	3,168	3,228	262	2011	2011	32
Falls City Health Holdings LLC	Falls City, NE	—	170	2,141	11	170	2,152	2,322	168	1972	2011	32
Gillette Park Health Holdings LLC	Cherokee, IA	—	163	1,491	8	163	1,499	1,662	150	1967	2011	25
Gazebo Park Health Holdings LLC	Clarion, IA	—	80	2,541	93	80	2,634	2,714	273	1978	2011	25
Oleson Park Health Holdings LLC	Ft. Dodge, IA	—	90	2,341	573	90	2,914	3,004	341	2012	2011	20
Arapahoe Health Holdings LLC	Texas City, TX	—	158	4,810	602	158	5,412	5,570	460	2012	2011	30
Dixie Health Holdings LLC	Hurricane, UT	—	487	1,978	71	487	2,049	2,536	125	1978	2011	40
Memorial Health Holdings LLC	Pocatello, ID	—	537	2,138	260	537	2,398	2,935	296	2007	2011	30
Bogardus Health Holdings LLC	Whittier, CA	—	1,425	5,307	728	1,425	6,035	7,460	699	2011	2011	35
South Dora Health Holdings LLC	Ukiah, CA	—	297	2,087	1,622	297	3,709	4,006	1,005	2013	2011	35
Silverada Health Holdings LLC	Reno, NV	—	1,012	3,282	103	1,012	3,385	4,397	181	1970	2011	40
Orem Health Holdings LLC	Orem, UT	—	1,689	3,896	3,235	1,689	7,131	8,820	924	2011	2011	50
Renne Avenue Health Holdings LLC	Pocatello, ID	—	180	2,481	711	180	3,192	3,372	171	2013	2012	30
Stillhouse Health Holdings LLC	Paris, TX	—	129	7,139	—	129	7,139	7,268	198	2009	2012	57

			Initial Cost to Company			Gross Carrying Value
Description	Location	Encumbrances	Land	Building and Improvements	Costs Capitalized Since Acquisition	Land	Building Improvements	Total	Accumulated Depreciation	Construction/ Renovation Date	Acquisition Date	Life onwhich Depreciation in Latest Income Statement is Computed
Fig Street Health Holdings LLC	Escondido, CA	—	329	2,653	875	329	3,528	3,857	931	2007	2012	35
Lowell Lake Health Holdings LLC	Owyhee, ID	—	49	1,554	26	49	1,580	1,629	50	1990	2012	45
Queensway Health Holdings LLC	Long Beach, CA	—	999	4,237	2,331	999	6,568	7,567	1,458	2008	2012	50
Long Beach Health Associates LLC	Long Beach, CA	—	1,285	2,343	1,665	1,285	4,008	5,293	452	2013	2012	40
Kings Court Health Holdings LLC	Ft. Worth, TX	—	193	2,311	100	193	2,411	2,604	64	1965	2012	40
51st Avenue Health Holdings LLC	Amarillo, TX	—	340	3,925	32	340	3,957	4,297	94	1970	2013	35
Ives Health Holdings LLC	San Macros, TX	—	371	2,951	52	371	3,003	3,374	56	1972	2013	40
Guadalupe Health Holdings LLC	Victoria, TX	—	80	2,391	—	80	2,391	2,471	40	2013	2013	45
Queens City Health Holdings LLC	Victoria, TX	—	212	732	8	212	740	952	19	1960	2013	30
49th Street Health Holdings LLC	Omaha, NE	—	129	2,418	3	129	2,421	2,550	54	1970	2013	30
Willows Health Holdings LLC	Redmond, WA	—	1,388	2,982	205	1,388	3,187	4,575	72	1966	2013	30
Tulalip Bay Holdings	Marysville, WA	—	1,722	2,642	—	1,722	2,642	4,364	45	1989	2013	30

		92,156	56,381	209,948	72,786	56,381	282,734	339,115	49,370
Skilled Nursing Campus Properties:
Ensign Southland LLC	Norwalk, CA	5,429	966	5,082	2,135	966	7,217	8,183	3,077	2011	1999	30
Sky Holdings AZ LLC	Glendale, AZ	7,602	289	1,428	1,404	289	2,832	3,121	912	2004	2002	30
Lemon River Holdings LLC	Riverside, CA	—	494	1,159	4,793	494	5,952	6,446	964	2012	2009	30
Wisteria Health Holdings LLC	Abilene, TX	—	746	9,903	300	746	10,203	10,949	867	2008	2011	40
Mission CCRC LLC	Salt Lake City, UT	—	1,962	11,035	461	1,962	11,496	13,458	1,135	1994	2011	45
Wayne Health Holdings LLC	Wayne, NE	—	130	3,061	115	130	3,176	3,306	250	1978	2011	32
4th Street Health Holdings LLC	West Bend, IA	—	180	3,352	—	180	3,352	3,532	261	2006	2011	45
Big Sioux River Health Holdings LLC	Hawarden, IA	—	110	3,522	24	110	3,546	3,656	253	1974	2011	35

			Initial Cost to Company			Gross Carrying Value
Description	Location	Encumbrances	Land	Building and Improvements	Costs Capitalized Since Acquisition	Land	Building Improvements	Total	Accumulated Depreciation	Construction/ Renovation Date	Acquisition Date	Life on which Depreciation in Latest Income Statement is Computed
Prairie Health Holdings LLC	Randolph, NE	—	130	1,571	16	130	1,587	1,717	198	2011	2011	20
Salmon River Health Holdings LLC	Salmon, ID	—	168	2,496	—	168	2,496	2,664	88	2012	2012	40

		13,031	5,175	42,609	9,248	5,175	51,857	57,032	8,005
Assisted Living Properties:
Avenue N Holdings LLC	Rosenburg, TX	—	124	2,301	319	124	2,620	2,744	717	2007	2006	32
Moenium Holdings LLC	Mesa, AZ	10,496	1,893	5,268	1,013	1,893	6,281	8,174	1,615	1986	2007	29
Lafayette Health Holdings LLC	Englewood, CO	—	420	1,160	117	420	1,277	1,697	147	2011	2009	45
Expo Park Health Holdings LLC	Aurora, CO	—	570	1,692	230	570	1,922	2,492	254	1986	2010	25
Wisteria Health Holdings LLC	Abilene, TX	—	244	3,241	81	244	3,322	3,566	222	2008	2011	35
Everglades Health Holdings LLC	Ventura, CA	—	1,542	4,012	77	1,542	4,089	5,631	239	1990	2011	50
Flamingo Health Holdings LLC	Las Vegas, NV	—	908	4,767	166	908	4,933	5,841	644	1986	2011	20
18th Place Health Holdings LLC	Phoenix, AZ	—	1,011	2,053	186	1,011	2,239	3,250	167	1974	2011	30
Boardwalk Health Holdings LLC	Reno, NV	—	367	1,633	42	367	1,675	2,042	106	1993	2012	31
Willows Health Holdings LLC	Redmond, WA	—	2,835	3,784	201	2,835	3,985	6,820	93	2013	2013	30
Lockwood Health Holdings LLC	Santa Maria, CA	—	1,792	2,253	116	1,792	2,369	4,161	68	1967	2013	20
Saratoga Health Holdings LLC	Orem, UT	—	444	2,265	80	444	2,345	2,789	27	1995	2013	50

		10,496	12,150	34,429	2,628	12,150	37,057	49,207	4,299
Independent Living Properties:
Hillendahl Health Holdings LLC	Dallas, TX	—	315	1,769	84	315	1,853	2,168	238	1984	2009	30
Mission CCRC LLC	Salt Lake City, UT	—	411	2,312	51	411	2,363	2,774	188	1994	2011	45
Hillview Health Holdings LLC	Dallas, TX	—	680	4,872	204	680	5,076	5,756	473	1996	2011	26

		—	1,406	8,953	339	1,406	9,292	10,698	899

Total		$115,683	$75,112	$295,939	$85,001	$75,112	$380,940	$456,052	$62,573

SCHEDULE III

REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION

(dollars in thousands)

	Year Ended December 31, 2013	Year Ended December 31, 2012
Carrying Cost:
Balance at beginning of period	$410,009	$358,707
Acquisitions	35,656	30,549
Improvements	10,387	20,753

Balance at close of period	$456,052	$410,009

Accumulated Depreciation:
Balance at beginning of period	$(47,877)	$(32,900)
Depreciation expense	(14,695)	(14,977)

Balance at close of period	$(62,572)	$(47,877)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

The Ensign Group, Inc.

Mission Viejo, California

We have audited the accompanying balance sheets of CareTrust REIT, Inc. (the “Company”) as of December 31, 2013 and October 29, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such balance sheets present fairly, in all material respects, the financial position of CareTrust REIT, Inc. as of December 31, 2013 and October 29, 2013, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Costa Mesa, California

March 14, 2014

CARETRUST REIT, INC.

BALANCE SHEETS

	December 31, 2013	October 29, 2013
Assets
Cash	$10	$10

Total Assets	$10	$10

Commitments and contingencies
Shareholder’s Equity
Common stock, par value $0.01 per share; 1,000 shares authorized, issued and outstanding at December 31, 2013 and October 29, 2013	$10	$10

Total Shareholder’s Equity	$10	$10

CareTrust REIT, Inc.

NOTE TO BALANCE SHEETS

Background and Spin-Off. In connection with a plan to separate the healthcare business of The Ensign Group, Inc. (“Ensign”) and the real estate business of Ensign into two separate, publicly traded companies, CareTrust REIT, Inc. (“CareTrust”) was formed on October 29, 2013 as a wholly owned subsidiary of Ensign. CareTrust has issued 1,000 shares of its common stock, par value $0.01 per share.

Ensign will accomplish the separation by contributing to CareTrust the entities that own substantially all of Ensign’s real property interests, the entities that operate three independent living facilities, and related assets and liabilities, and then distributing all of the outstanding shares of CareTrust to Ensign’s stockholders (the (“Spin-Off”). Prior to the Spin-Off, CareTrust and Ensign will enter into Master Leases, under which Ensign will lease CareTrust’s healthcare facilities on a triple-net basis. Ensign and CareTrust will also enter into a number of other agreements to govern the relationship between them following the Spin-Off. The Spin-Off is intended to be tax-free to Ensign stockholders for U.S. federal income tax purposes, except for cash paid in lieu of fractional shares. After the distribution, CareTrust will operate as a separate, publicly traded company.

There are no commitments or contingencies as of December 31, 2013.

Statements of operations, equity and cash flows have not been presented as there has been no activity since formation, other than the issuance of common stock for cash in connection with the formation of CareTrust.

Subsequent Events. Management has evaluated subsequent events through March 14, 2014, the date the balance sheets were available to be issued. There were no subsequent events that have occurred which would require disclosure in the financial statements.

ENSIGN PROPERTIES

CONDENSED COMBINED BALANCE SHEETS

(Unaudited)

	March 31, 2014	December 31, 2013

	(In thousands)
Assets:
Real estate investments, net of accumulated depreciation of $104,171 and $97,981 as of March 31, 2014 and December 31, 2013, respectively	$431,484	$425,003
Cash and cash equivalents	927	895
Accounts receivable	13	20
Prepaid expenses and other current assets	1,069	888
Deferred tax assets	1,184	859
Deferred financing costs, net	2,626	2,801

Total assets	$437,303	$430,466

Liabilities and Invested Equity:
Mortgage notes payable	$114,100	$114,982
Senior secured revolving credit facility	78,700	78,701
Senior secured term loan	64,688	65,624
Fair value of interest rate swap	1,631	1,828
Accounts payable and accrued liabilities	4,276	5,783
Deferred tax liabilities	1,184	859

Total liabilities	264,579	267,777

Commitments and contingencies (Note 8)
Invested Equity:
Invested capital	174,355	164,517
Accumulated other comprehensive loss	(1,631)	(1,828)

Total equity	172,724	162,689

Total liabilities and invested equity	$437,303	$430,466

See accompanying notes to condensed combined financial statements.

ENSIGN PROPERTIES

CONDENSED COMBINED STATEMENTS OF INCOME (LOSS)

(Unaudited)

	For the Three Months Ended March 31,
	2014	2013
	(In thousands)
Revenues:
Rental income from Parent (Note 5)	$11,023	$9,505
Tenant reimbursement from Parent	1,262	1,219
Other revenue	587	612

Total revenues	12,872	11,336

Expenses:
Depreciation and amortization	6,199	5,590
Interest expense	3,152	2,892
Interest – amortization of deferred financing costs	175	175
Property taxes	1,262	1,219
Acquisition costs	—	67
Operating expenses	543	463
General and administrative	1,904	340

Total expenses	13,235	10,746

(Loss) income before provision for income taxes	(363)	590
Provision for income taxes	37	22

Net (loss) income	$(400)	$568

Unaudited pro forma earnings per share data (Note 10)
Net loss per common share, basic	$(0.02)

Net loss per common share, diluted	$(0.02)

Weighted-average number of common shares outstanding, basic	22,168

Weighted-average number of common shares outstanding, diluted	22,168

See accompanying notes to condensed combined financial statements.

ENSIGN PROPERTIES

CONDENSED COMBINED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Unaudited)

	For the Three Months Ended March 31,
	2014	2013
	(In thousands)
Net (loss) income	$(400)	$568
Other comprehensive income:
Unrealized gain on interest rate swap	197	269

Comprehensive (loss) income	$(203)	$837

See accompanying notes to condensed combined financial statements.

ENSIGN PROPERTIES

CONDENSED COMBINED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Three Months Ended March 31,
	2014	2013
	(In thousands)
Cash flows from operating activities:
Net (loss) income	$(400)	$568
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	6,199	5,590
Amortization of deferred financing costs and debt discount	205	206
Loss on disposition of equipment, furniture and fixtures	—	5
Change in operating assets and liabilities:
Accounts receivable	6	1
Prepaid expenses and other assets	(180)	(191)
Accounts payable	(85)	1,825
Accrued wages and other accrued liabilities	(1,428)	(1,207)

Net cash provided by operating activities	4,317	6,797

Cash flows from investing activities:
Acquisition of real estate	—	(4,265)
Purchases of equipment, furniture, and fixtures	(12,675)	(4,293)
Cash proceeds from the sale of equipment, furniture and fixtures	—	389

Net cash used in investing activities	(12,675)	(8,169)

Cash flows from financing activities:
Principal payments on long-term debt	(1,849)	(1,794)
Payments of deferred financing costs	—	(718)
Net contribution from Parent (Note 5)	10,239	3,916

Net cash provided by financing activities	8,390	1,404

Net increase in cash and cash equivalents	32	32
Cash and cash equivalents beginning of period	895	735

Cash and cash equivalents end of period	$927	$767

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$3,333	$3,045

Income taxes	$10	$—

See accompanying notes to condensed combined financial statements.

ENSIGN PROPERTIES

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS

(Dollars in thousands)

(Unaudited)

1. OVERVIEW

Separation from Ensign—The Board of Directors of The Ensign Group, Inc. (“Ensign” or “Parent”) has authorized management to pursue a plan to separate its real estate business (“Ensign Properties” or the “Company”) into an independent publicly traded company. Prior to the separation, this business consists of the ownership and leasing of substantially all of Ensign’s real property interests and the operation of three independent living facilities. The proposed separation is intended to take the form of a tax-free spin-off to Parent’s stockholders of 100% of the shares of the Company.

The separation is conditioned on, among other things, final approval of the transaction by Parent’s Board of Directors, the receipt of both a ruling from the IRS that the separation, as disclosed, will not result in the recognition, for U.S. federal income tax purposes, of income, gain or loss to Parent or its stockholders (except to the extent of cash received by stockholders in lieu of fractional shares), opinions of tax advisors as to the satisfaction of certain requirements for such tax-free treatment and that, commencing with the Company’s taxable year ending on December 31, 2014, the Company has been organized in conformity with the requirements for qualification as a REIT under the Code.

In accordance with ASC 505-60, Equity—Spinoffs and Reverse Spinoffs, the accounting for the separation of the Company follows its legal form, with Ensign as the legal and accounting spinnor and the Company as the legal and accounting spinnee, due to the relative significance of Ensign’s healthcare business, the relative fair values of the respective companies, the retention of all senior management except Mr. Stapley by Ensign, and other relevant indicators.

Description of Business—The Company’s primary business consists of acquiring, financing and owning real property to be leased to third-party tenants in the healthcare sector. As of March 31, 2014, the 94 skilled nursing, assisted and independent living facilities owned by the Company and leased to Parent had a total of 10,121 operational beds located in Arizona, California, Colorado, Idaho, Iowa, Nebraska, Nevada, Texas, Utah and Washington. The three independent living facilities operated by the Company had a total of 264 units located in Texas and Utah.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The accompanying condensed combined financial statements of the Company are presented on a “carve-out” basis from Ensign’s consolidated financial statements based on the historical results of operations, cash flows, assets and liabilities attributable to its real estate business and were prepared in accordance with accounting principles generally accepted in the United States (GAAP) for interim financial information and Article 10 of Regulation S-X of the U.S. Securities and Exchange Commission (the “SEC”) and reflect the financial position, results of operations and cash flows of the Company. Accordingly, the condensed combined financial statements do not include all of the disclosures required by GAAP for a complete set of annual audited financial statements. The condensed combined financial statements should be read in conjunction with the audited combined financial statements and combined notes thereto included in this information statement. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of the interim periods presented have been included. The results of operations for the interim periods are not necessarily indicative of results for the full year. All intercompany transactions and account balances within the Company have been eliminated.

ENSIGN PROPERTIES

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

The condensed combined balance sheets of the Company include Parent assets and liabilities that are specifically identifiable or otherwise attributable to the Company. The condensed combined statements of income (loss) reflect allocations of general corporate expenses from Parent including, but not limited to, executive management, finance, legal, information technology, human resources, employee benefits administration, treasury, risk management, procurement, and other shared services. See further discussion in Note 5, Related Party Transactions.

Management believes that the assumptions and estimates used in preparation of the underlying condensed combined financial statements are reasonable. However, the condensed combined financial statements herein do not necessarily reflect what the Company’s financial position, results of operations or cash flows would have been if the Company had been a stand-alone company during the periods presented. As a result, historical financial information is not necessarily indicative of the Company’s future results of operations, financial position or cash flows.

Invested Capital – Invested capital in the condensed combined balance sheets represents Parent’s historical investment in the Company, the net effect of cost allocations from transactions with Parent, net transfers of cash and assets to Parent and the Company’s accumulated earnings. See further discussion of transactions with Parent in Note 5, Related Party Transactions.

Estimates and Assumptions — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

Real Estate Properties — Real estate properties consist of land, buildings and improvements and integral equipment, furniture and fixtures and are stated at historical cost. Real estate costs related to the acquisition and improvement of properties are capitalized over the expected useful life of the asset. Repair and maintenance costs are charged to expense as incurred and significant replacements and betterments are capitalized.

In accordance with ASC 805, Business Combinations, the Company estimates as part of our allocation of the purchase price of acquisitions to the various components of the acquisition based upon the relative fair value of each component. In determining fair value, the Company uses current appraisals or other third-party opinions of value. The most significant components of our allocations are typically the allocation of value to land and buildings. In the case of the value of buildings and the allocation of value to land and other intangibles, the estimates of the value of these components will affect the depreciation and amortization the Company records over the estimated useful life of the property acquired. Transaction costs related to acquisitions are expensed as incurred.

The Company considers the period of future benefit of an asset to determine its appropriate useful life. Depreciation on the Company’s buildings and improvements is computed using the straight-line method over an estimated useful life of 5 to 40 years. If the Company uses a shorter or longer estimated useful life, it could have a material impact on the Company’s results of operations. The Company believes that 5 to 40 years is an appropriate estimate of useful life. The Company continually monitors events and changes in circumstances that could indicate that the carrying amount of our property and equipment may not be recoverable or realized.

Impairment of Long-Lived Assets - Management periodically evaluates the Company’s real estate investments for impairment indicators, including the evaluation of our assets’ useful lives. Management also assesses the carrying value of the Company’s real estate investments whenever events or changes in

ENSIGN PROPERTIES

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

circumstances indicate that the carrying amount of the assets may not be recoverable. The judgment regarding the existence of impairment indicators is based on factors such as, but not limited to, market conditions, operator performance and legal structure. If indicators of impairment are present, management evaluates the carrying value of the related real estate investments in relation to the future undiscounted cash flows of the underlying facilities. Provisions for impairment losses related to long-lived assets are recognized when expected future undiscounted cash flows are determined to be less than the carrying values of the assets. An adjustment is made to the net carrying value of the real estate investments for the excess of carrying value over fair value. All impairments are taken as a period cost at that time, and depreciation is adjusted going forward to reflect the new value assigned to the asset.

If the Company decides to sell real estate properties, we evaluate the recoverability of the carrying amounts of the assets. If the evaluation indicates that the carrying value is not recoverable from estimated net sales proceeds, the property is written down to estimated fair value less costs to sell.

In the event of impairment, the fair value of the real estate investment is determined by market research, which includes valuing the property in its current use as well as other alternative uses, and involves significant judgment. The Company’s estimates of cash flows and fair values of the properties are based on current market conditions and consider matters such as rental rates and occupancies for comparable properties, recent sales data for comparable properties, and, where applicable, contracts or the results of negotiations with purchasers or prospective purchasers. The Company’s ability to accurately estimate future cash flows and estimate and allocate fair values impacts the timing and recognition of impairments. While the Company believes its assumptions are reasonable, changes in these assumptions may have a material impact on financial results.

Fair Value of Financial Instruments — The Company’s financial instruments consist principally of cash and cash equivalents, interest rate swap agreement, accounts receivable and borrowings. The Company believes all of the financial instruments’ recorded values approximate fair values because of their nature or respective short durations. The interest rate swap is carried at fair value on the balance sheet. See further discussion in Note 4, Fair Value Measurements.

Cash and Cash Equivalents — Cash and cash equivalents consist of bank term deposits and money market funds with original maturities of three months or less at time of purchase and therefore approximate fair value. The fair value of these investments is determined based on “Level 1” inputs, which consist of unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets. The Company places its cash and short-term investments with high credit quality financial institutions.

Deferred Financing Costs — External costs incurred from placement of our debt is capitalized and amortized on a straight-line basis over the terms of the related borrowings, which approximates the effective interest method. Amortization of financing costs is classified as “interest - amortization of deferred financing costs” in our condensed combined statements of income (loss). Accumulated amortization of deferred financing costs was $2,588 and $2,413 at March 31, 2014 and December 31, 2013, respectively.

When financings are terminated, unamortized deferred financing costs, as well as charges incurred for the termination, are expensed at the time the termination is made. Gains and losses from the extinguishment of debt are presented within income from continuing operations in our condensed combined financial statements.

Revenue Recognition — The Company recognizes rental revenue, including rental abatements, lease incentives and contractual fixed increases attributable to operating leases, if any, from tenants under lease arrangements with minimum fixed and determinable increases on a straight-line basis over the non-cancellable term of the related leases when collectability is reasonably assured. Tenant recoveries related to the reimbursement of real estate taxes, insurance, repairs and maintenance, and other operating expenses are

ENSIGN PROPERTIES

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

recognized as revenue in the period the expenses are incurred and presented gross if the Company is the primary obligor and, with respect to purchasing goods and services from third-party suppliers, has discretion in selecting the supplier and bears the associated credit risk. For the three months ended March 31, 2014 and 2013, such tenant reimbursement revenues consist of real estate taxes. Contingent revenue, if any, is not recognized until all possible contingencies have been eliminated.

Income Taxes —The Company’s operations have historically been included in Parent’s U.S. federal and state income tax returns and all income taxes have been paid by Parent. Income tax expense and other income tax related information contained in these combined financial statements are presented on a separate tax return basis as if the Company filed its own tax returns. Management believes that the assumptions and estimates used to determine these tax amounts are reasonable. However, the combined financial statements herein may not necessarily reflect the Company’s income tax expense or tax payments in the future, or what its tax amounts would have been if the Company had been a stand-alone company during the periods presented.

Deferred tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of the Company’s assets and liabilities at tax rates in effect when such temporary differences are expected to reverse. The Company generally expects to fully utilize its deferred tax assets; however, when necessary, the Company records a valuation allowance to reduce its net deferred tax assets to the amount that is more likely than not to be realized.

When the Company takes uncertain income tax positions that do not meet the recognition criteria, it records a liability for underpayment of income taxes and related interest and penalties, if any. In considering the need for and magnitude of a liability for such positions, the Company must consider the potential outcomes from a review of the positions by the taxing authorities.

In determining the need for a valuation allowance or the need for and magnitude of liabilities for uncertain tax positions, the Company makes certain estimates and assumptions. These estimates and assumptions are based on, among other things, knowledge of operations, markets, historical trends and likely future changes and, when appropriate, the opinions of advisors with knowledge and expertise in certain fields. Due to certain risks associated with the Company’s estimates and assumptions, actual results could differ.

Derivatives and Hedging Activities — The Company evaluates variable and fixed interest rate risk exposure on a routine basis and to the extent the Company believes that it is appropriate, it will offset most of its variable risk exposure by entering into interest rate swap agreements. It is the Company’s policy to only utilize derivative instruments for hedging purposes (i.e. not for speculation). The Company formally designates its interest rate swap agreements as hedges and documents all relationships between hedging instruments and hedged items. The Company formally assesses effectiveness of its hedging relationships, both at the hedge inception and on an ongoing basis, then measures and records ineffectiveness. The Company would discontinue hedge accounting prospectively (i) if it is determined that the derivative is no longer effective in offsetting change in the cash flows of a hedged item, (ii) when the derivative expires or is sold, terminated or exercised, (iii) if it is no longer probable that the forecasted transaction will occur, or (iv) if management determines that designation of the derivative as a hedge instrument is no longer appropriate. The Company’s derivative is recorded on the balance sheet at its fair value.

Accumulated Other Comprehensive Loss and Comprehensive Income (Loss) — Accumulated other comprehensive loss refers to revenue, expenses, gains, and losses that are recorded as an element of invested equity but are excluded from net income. The Company’s other comprehensive loss consists of net deferred gains and losses on certain derivative instruments accounted for as cash flow hedges. As of March 31, 2014 and December 31, 2013, accumulated other comprehensive losses were $1,631 and $1,828, respectively, in invested equity.

ENSIGN PROPERTIES

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

Concentration of Credit Risk — Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of operating leases on our owned properties. See Note 9, Concentration of Risk for a discussion of major operator concentration.

Segment Disclosures — The FASB accounting guidance regarding disclosures about segments of an enterprise and related information establishes standards for the manner in which public business enterprises report information about operating segments. The Company has one reportable segment consisting of investments in healthcare-related real estate.

Recent Accounting Pronouncements — Except for rules and interpretive releases of the SEC under authority of federal securities laws and a limited number of grandfathered standards, the FASB Accounting Standards Codification™ (ASC) is the sole source of authoritative GAAP literature recognized by the FASB and applicable to the Company. The Company has reviewed the FASB issued Accounting Standards Update (ASU) accounting pronouncements and interpretations thereof that have effectiveness dates during the periods reported and in future periods. The Company has carefully considered the new pronouncements that alter previous generally accepted accounting principles and does not believe that any new or modified principles will have a material impact on the Company’s reported financial position or operations in the near term. The applicability of any standard is subject to the formal review of the Company’s financial management and certain standards are under consideration.

3. REAL ESTATE PROPERTIES

The following tables summarize our investment in owned properties at March 31, 2014 and December 31, 2013, respectively:

Type of property	Gross Investments	Percentage of Investments	Number of Properties	Number of			Average Investment per
				SNF	ALF	ILF
				Beds	Units	Units	Bed/Unit
Skilled nursing	$344,634	74.3%	72	7,438	—	—	$46
Skilled nursing campus	57,385	12.4%	10	937	462	44	40
Assisted living & Independent living	50,902	11.0%	12	—	1,032	208	40
Independent living operated by the Company	10,696	2.3%	3	—	—	264	41

Total at March 31, 2014	$463,617	100.0%	97	8,375	1,494	516	45

Type of property	Gross Investments	Percentage of Investments	Number of Properties	Number of			Average Investment per
				SNF	ALF	ILF
				Beds	Units	Units	Bed/Unit
Skilled nursing	$339,115	74.4%	72	7,438	—	—	$46
Skilled nursing campus	57,032	12.5%	10	937	462	44	40
Assisted living & Independent living	49,207	10.8%	12	—	1,032	208	40
Independent living operated by the Company	10,698	2.3%	3	—	—	264	41

Total at December 31, 2013	$456,052	100.0%	97	8,375	1,494	516	44

ENSIGN PROPERTIES

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

	March 31, 2014	December 31, 2013
Land	$75,112	$75,112
Buildings and improvements	388,505	380,940
Integral equipment, furniture and fixtures	72,038	66,932

Real estate properties	535,655	522,984
Accumulated depreciation	(104,171)	(97,981)

Real estate properties, net	$431,484	$425,003

Owned properties are leased pursuant to non-cancelable operating leases generally with an initial term of 10 to 15 years. Each triple net lease requires the lessee to pay all taxes, insurance, maintenance and repairs, capital and non-capital expenditures and other costs necessary in the operations of the facilities. All of the leases contain renewal options. The leases provide for minimum base rent during the initial and renewal periods and do not contain specified rent increases.

Acquisitions – The Parent did not make any acquisitions during the three months ended March 31, 2014. During the three months ended March 31, 2013, the Parent acquired one stand-alone skilled nursing facility for $4,433 of which $340 was allocated to land, $3,925 was allocated to buildings and improvements and $168 was allocated to integral equipment, furniture and fixtures. The Parent has attributed the underlying real property associated with this acquisition to the Company. This acquisition added a total of 150 operational skilled nursing beds.

4. FAIR VALUE MEASUREMENTS

Fair value measurements are based on a three-tier hierarchy that prioritizes the inputs used to measure fair value. These tiers include: Level 1, defined as observable inputs such as quoted market prices in active markets; Level 2, defined as inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and Level 3, defined as observable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The following table summarizes the financial assets and liabilities measured at fair value on a recurring basis as of March 31, 2014 and December 31, 2013:

	March 31, 2014			December 31, 2013
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Cash and cash equivalents	$927	$—	$—	$895	$—	$—
Fair value of interest rate swap	$—	$1,631	$—	$—	$1,828	$—

The Company’s non-financial assets, which include long-lived assets, including real estate properties, are reported at carrying value and are not required to be measured at fair value on a recurring basis. However, whenever events or changes in circumstances indicate that their carrying value may not be recoverable, the Company assesses our long-lived assets for impairment. When impairment has occurred, such long-lived assets are written down to fair value. However, no impairment charges have been recorded in the three months ended March 31, 2014 and 2013. This fair value determination is categorized as Level 3 in the fair value hierarchy. See Note 2 for further discussion of the Company’s significant accounting policies.

Interest Rate Swap Agreement

In connection with the senior credit facility with a six-bank lending consortium arranged by SunTrust and Wells Fargo (the Senior Credit Facility), in July 2011, the Parent entered into an interest rate swap agreement

ENSIGN PROPERTIES

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

to reduce risk from volatility in the combined statement of income (loss) due to changes in the LIBOR interest rate. In conjunction with the separation, the Parent has attributed its debt (including the Senior Credit Facility) to the Company. In addition, the corresponding interest rate swap agreement on the Senior Credit Facility has also been attributed to the Company. See further discussion in Note 7, Debt.

The swap agreement, with a notional amount of $75,000, amortizing concurrently with the related term loan portion of the Senior Credit Facility, was five years in length and is set to mature on July 15, 2016. The interest rate swap has been designated as a cash flow hedge and, as such, changes in fair value are reported in other comprehensive income (loss) in accordance with hedge accounting. Under the terms of this swap agreement, the net effect of the hedge was to record swap interest expense at a fixed rate of approximately 4.3%, exclusive of fees. Net interest paid under the swap was $255 and $252 for the three months ended March 31, 2014 and 2013, respectively. In addition, based on the March 31, 2014 interest rate swap valuation, the Company expects to record swap interest expense of approximately $1,100 during the year ended December 31, 2014.

The Company assesses hedge effectiveness at inception and on an ongoing basis by performing a regression analysis. The regression analysis compares the historical monthly changes in fair value of the interest rate swap to the historical monthly changes in the fair value of a hypothetically perfect interest rate swap over the trailing 30 months. The change in fair value of the hypothetical derivative is regarded as a proxy for the present value of the cumulative change in the expected future cash flows on the hedged transaction. The regression analysis serves as the Company’s prospective and retrospective assessment of hedge effectiveness. Assuming the hedging relationship qualifies as highly effective, the actual swap will be recorded at fair value on the balance sheet and accumulated other comprehensive income (loss) will be adjusted to reflect the lesser of either the cumulative change in the fair value of the actual swap or the cumulative change in the fair value of the hypothetical derivative.

The interest rate swap agreement is recorded at fair value based upon valuation models which utilize relevant factors such as the contractual terms of the interest rate swap agreements, credit spreads for the contracting parties and interest rate curves. Based on this valuation method, the Company categorized the interest rate swap as Level 2 and recorded accumulated other comprehensive losses as of March 31, 2014 and December 31, 2013 of $1,631 and $1,828, respectively, in invested equity. There are no amounts attributable to hedge ineffectiveness that were required to be recognized in earnings.

5. RELATED PARTY TRANSACTIONS

Allocation of corporate expenses — The condensed combined balance sheets and statements of income (loss) of the Company include Parent assets and liabilities that are specifically identifiable or otherwise attributable to the Company. The specific identification methodology was utilized for all of the items on the condensed statements of income (loss) excluding general corporate expenses. For each of the periods presented, Ensign Properties’ operations were fully integrated with the Parent, including executive management, finance, treasury, corporate income tax, human resources, legal services and other shared services. These costs are allocated to the Company on a systematic basis utilizing a direct usage basis when identifiable, with the remainder allocated on time study, or percentage of the total revenues. The primary allocation method was a time study based on time devoted to Ensign Properties’ activities.

Allocation of expenses for these general and administrative services of $1,904 and $338 for the three months ended March 31, 2014 and 2013, respectively, are reflected in general and administrative, in addition to direct expenses which are included in total expenses. The Company’s financial statements may not be indicative of the future performance and do not necessarily reflect what the results of operations, financial position and cash flows would have been had the Company operated as an independent, publicly-traded company during the periods presented.

ENSIGN PROPERTIES

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

Rental income from Parent — The Company has one operator, its Parent, from which it derives rental income through operating lease agreements. The Parent is a holding company with no direct operating assets, employees, or revenue. All of the Parent’s operations are operated by separate independent subsidiaries, each of which has its own management, employees and assets. The rental income generated from the operating lease agreements is presented separately in the combined statements of income (loss). See Note 9, Concentration of Risk for a discussion of major operator concentration.

Centralized cash management system — The Company participates in Parent’s centralized cash management system. In conjunction therewith, the intercompany transactions between the Company and Parent have been considered to be effectively settled in cash in these financial statements. The net effect of the settlement of these intercompany transactions, in addition to cash transfers to and from Parent, are reflected in “Net contribution from Parent” on the condensed combined statements of cash flows and “Invested capital” on the condensed combined balance sheets. The “Net contributions from Parent” were $10,239 and $3,916 for the three months ended March 31, 2014 and 2013, respectively.

6. INCOME TAXES

The Company’s operations have historically been included in Parent’s U.S. combined federal and state income tax returns and all income taxes have been paid by Parent. Income taxes are presented in these condensed combined financial statements on a separate tax return basis as if the Company filed its own tax returns. These condensed combined financial statements may not reflect tax positions taken or to be taken by Parent, tax positions available for use by Parent and tax positions which may remain with Parent after the separation.

The operating losses the Company incurred on a separate tax return basis in recent years result in the Company’s belief that it is more likely than not that the Company would not be able to realize the tax benefit associated with its deferred tax assets as of March 31, 2014 and December 31, 2013. Therefore, the Company has recorded a valuation allowance against its deferred tax assets.

During the first quarter of 2012, the State of California initiated an examination of the Parent’s income tax returns for the 2008 and 2009 income tax years. The examination is primarily focused on non-income tax matters applicable to the Parent. The Parent is not currently under examination by any other major income tax jurisdiction. During 2014, the statutes of limitations will lapse on the Parent’s 2010 federal tax year and certain 2009 and 2010 state tax years. The Company does not believe these lapses, the California examination, or any other event will significantly impact the balance of unrecognized tax benefits in the next twelve months. The net balance of unrecognized tax benefits was not material to the condensed combined financial statements for the three months ended March 31, 2014 or 2013.

7. DEBT

Debt, net of discount, as of March 31, 2014 and December 31, 2013 of $257,488 and $259,307 respectively, represents the balance from the Parent that is directly attributable to the Company. In addition to the attribution of debt, the Parent has also attributed the corresponding interest rate swap agreement on the Senior Credit Facility to the Company.

ENSIGN PROPERTIES

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

Debt consists of the following:

	March 31, 2014	December 31, 2013
Mortgage notes payable
Promissory note with RBS, principal and interest payable monthly and continuing through March 2019, interest at a fixed rate, collateralized by real property, assignment of rents and Company guaranty.	$20,171	$20,347
Ten Project Note with GECC, principal and interest payable monthly; interest is fixed, balance due June 2016, collateralized by deeds of trust on real property, assignment of rents, security agreements and fixture financing statements.	48,536	48,865
Promissory note with RBS, principal and interest payable monthly and continuing through January 2018, interest at a fixed rate, collateralized by real property, assignment of rents and Company guaranty.	31,851	32,122
Promissory notes, principal, and interest payable monthly and continuing through October 2019, interest at fixed rate, collateralized by deed of trust on real property, assignment of rents and security agreement	8,845	8,919
Mortgage note, principal, and interest payable monthly and continuing through February 2027, interest at fixed rate, collateralized by deed of trust on real property, assignment of rents and security agreement	5,367	5,429

Senior secured revolving credit facility
Senior revolving credit facility, with SunTrust and Wells Fargo, principal and interest payable quarterly, balance due at February 1, 2018, secured by substantially all of the Company’s personal property	78,700	78,701

Senior secured term loan
Senior secured term loan, with Sun Trust and Wells Fargo, principal and interest payable quarterly, balance due at February 1, 2018 secured by substantially all of the Company’s personal property	64,688	65,624

Total Debt	258,158	260,007
Less debt discount on mortgage notes payable	(670)	(700)

Debt, net of discount	257,488	259,307
Less current maturities	(7,469)	(7,411)

	$250,019	$251,896

Senior Credit Facility with Six-Bank Lending Consortium Arranged by SunTrust and Wells Fargo (the Senior Credit Facility)

On February 1, 2013, the Parent entered into the third amendment to the Senior Credit Facility (the Third Amendment), which amended the existing Senior Credit Facility Agreement, dated as of July 15, 2011. The Third Amendment revises the Senior Credit Facility Agreement to, among other things, (i) increase the revolving credit portion of the Senior Credit Facility by $75,000 to an aggregate principal amount of $150,000, and (ii) extend the maturity date of the Senior Credit Facility from July 15, 2016 to February 1, 2018. Except as set forth in the Third Amendment, all other terms and conditions of the Senior Credit Facility remain in full force and effect as described below. As of March 31, 2014, there was $78,700 drawn under the Senior Credit Facility.

On July 15, 2011, the Parent entered into the Senior Credit Facility in an aggregate principal amount of up to $150,000 comprised of a $75,000 revolving credit facility and a $75,000 term loan advanced in one drawing on July 15, 2011. Borrowings under the term loan portion of the Senior Credit Facility amortize in equal

ENSIGN PROPERTIES

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

quarterly installments commencing on September 30, 2011, in an aggregate annual amount equal to 5% per annum of the original principal amount. Interest rates per annum applicable to the Senior Credit Facility are, at the option of the Company, (i) LIBOR plus an initial margin of 2.5% or (ii) the Base Rate (as defined by the agreement) plus an initial margin of 1.5%. Under the terms of the Senior Credit Facility, the applicable margin adjusts based on the Parent’s leverage ratio as set forth in further detail in the Senior Credit Facility agreement. In connection with the Senior Credit Facility, the Parent incurred financing costs of approximately $2,500. Further, the Company incurred a charge of $2,542 in termination and early extinguishment fees in connection with exiting the Six Project Loan which was recognized in the third quarter of 2011. In addition, the Parent has a commitment fee on the unused portion of the revolving credit facility that ranges from 0.3% to 0.5% based on the Parent’s leverage ratio for the applicable period. Amounts borrowed pursuant to the Senior Credit Facility are guaranteed by certain of the Parent’s wholly-owned subsidiaries and secured by substantially all of their personal property. To reduce the risk related to interest rate fluctuations, the Parent, on behalf of the subsidiaries, entered into an interest rate swap agreement to effectively fix the interest rate on the term loan portion of the Senior Credit Facility. As noted above, the Senior Credit Facility and the corresponding interest rate swap have been attributed by the Parent to the Company.

Among other things, under the Senior Credit Facility, the Parent must maintain compliance with specified financial covenants measured on a quarterly basis, including a maximum net leverage ratio, minimum interest coverage ratio and minimum asset coverage ratio. The loan documents also include certain additional reporting, affirmative and negative covenants including limitations on the incurrence of additional indebtedness, liens, investments in other businesses, dividends declared in excess of 20% of combined net income and repurchases and capital expenditures. As of March 31, 2014, the Parent was in compliance with all loan covenants.

8. COMMITMENTS AND CONTINGENCIES

Litigation — The Company is subject to various legal proceedings, claims and other actions arising out of the normal course of business. While any legal proceeding or claim has an element of uncertainty, the defense of these lawsuits may result in significant legal costs, regardless of the outcome, and can result in large settlement amounts or damage awards.

The Company cannot predict or provide any assurance as to the possible outcome of the investigations or any possible related proceedings, or as to the possible outcome of any litigation. If any litigation were to proceed, and the Company is subjected to, alleged to be liable for, or agrees to a settlement of, claims or obligations under state and federal statutes and related regulations, its business, financial condition and results of operations and cash flows could be materially and adversely affected and its stock price could be adversely impacted. Among other things, any settlement or litigation could involve the payment of substantial sums to settle any alleged civil violations, and may also include the Company’s assumption of specific procedural and financial obligations going forward under a corporate integrity agreement and/or other arrangement with the government.

U.S. Government Inquiry — In late 2006, Ensign learned that it might be the subject of an on-going criminal and civil investigation by the U.S. Department of Justice or “DOJ”. This was confirmed in March 2007. The investigation was prompted by a whistleblower complaint, and related primarily to claims submitted to the Medicare program for rehabilitation services provided at skilled nursing facilities in Southern California. Ensign, through its outside counsel and a special committee of independent directors established by its board, worked cooperatively with the U.S. Attorney’s office to produce information requested by the government as part of an ongoing dialogue designed to resolve the issue.

ENSIGN PROPERTIES

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

In December 2011, the DOJ notified Ensign that it had closed its criminal investigation without action although, as is typical, it reserved the right to reopen the criminal case if new facts came to light. This left only the civil investigation to resolve, and Ensign continued to supply requested information to the DOJ and the Office of the Inspector General of the United States Department of Health and Human Services (HHS), including specific patient records and documents from 2007 to 2011 from six Southern California skilled nursing facilities that had been the subject of previous requests.

In early 2013, discussions between government representatives and Ensign’s special committee, its outside counsel and their experts had advanced sufficiently that Ensign recorded an initial estimated liability in the amount of $15,000 in the fourth quarter of 2012 for the resolution of claims connected to the investigation. In April 2013, Ensign and government representatives reached an agreement in principle to resolve the allegations and close the investigation. Based on these discussions, Ensign recorded and announced an additional charge in the amount of $33,000 in the first quarter of 2013, increasing the total reserve to resolve the matter to $48,000 (the Reserve Amount).

In October 2013, Ensign completed and executed a settlement agreement (the Settlement Agreement) with the DOJ and received the final approval of the Office of Inspector General-HHS and the United States District Court for the Central District of California. The settlement agreement fully and finally resolves the previously disclosed DOJ investigation and any ancillary claims which have been pending since 2006. Pursuant to the settlement agreement, Ensign made a single lump-sum remittance to the government in the amount of $48,000 in October 2013. Ensign has denied engaging in any illegal conduct, and has agreed to the settlement amount without any admission of wrongdoing in order to resolve the allegations and to avoid the uncertainty and expense of protracted litigation.

In connection with the settlement and effective as of October 1, 2013, Ensign entered into a five-year corporate integrity agreement with the Office of Inspector General-HHS (the CIA). The CIA acknowledges the existence of Ensign’s current compliance program, and requires that Ensign continue during the term of the CIA to maintain a compliance program designed to promote compliance with the statutes, regulations, and written directives of Medicare, Medicaid, and all other Federal health care programs. Ensign is also required to maintain several elements of its existing program during the term of the CIA, including maintaining a compliance officer, a compliance committee of the board of directors, and a code of conduct. The CIA requires that Ensign conduct certain additional compliance-related activities during the term of the CIA, including various training and monitoring procedures, and maintaining a disciplinary process for compliance obligations. Pursuant to the CIA, Ensign is required to notify the Office of Inspector General-HHS in writing of, among other things: (i) any ongoing government investigation or legal proceeding involving an allegation that Ensign has committed a crime or has engaged in fraudulent activities; (ii) any other matter that a reasonable person would consider a probable violation of applicable criminal, civil, or administrative laws related to compliance with federal healthcare programs; and (iii) any change in location, sale, closing, purchase, or establishment of a new business unit or location related to items or services that may be reimbursed by Federal health care programs. Ensign is also subject to periodic reporting and certification requirements attesting that the provisions of the CIA are being implemented and followed, as well as certain document and record retention mandates.

Participation in federal healthcare programs by Ensign is not affected by the Settlement Agreement or the CIA. In the event of an uncured material breach of the CIA, Ensign could be excluded from participation in federal healthcare programs and/or subject to prosecution. After the spin-off, the Company will remain subject to certain continuing obligations as part of Ensign’s compliance program pursuant to the CIA, but otherwise has no liability related to the U.S. Government inquiry of Ensign.

ENSIGN PROPERTIES

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

Indemnities — From time to time, the Parent enters into certain types of contracts that contingently require the Parent to indemnify parties against third-party claims. These contracts primarily include (i) certain real estate leases, under which the Parent may be required to indemnify property owners or prior facility operators for post-transfer environmental or other liabilities and other claims arising from the Parent’s use of the applicable premises, (ii) operations transfer agreements, in which the Parent agrees to indemnify past operators of facilities the Parent acquires against certain liabilities arising from the transfer of the operation and/or the operation thereof after the transfer, (iii) certain lending agreements, under which the Parent may be required to indemnify the lender against various claims and liabilities, (iv) agreements with certain lenders under which the Parent may be required to indemnify such lenders against various claims and liabilities, and (v) certain agreements with the Parent’s officers, directors and employees, under which the Parent may be required to indemnify such persons for liabilities arising out of their employment relationships. The terms of such obligations vary by contract and, in most instances, a specific or maximum dollar amount is not explicitly stated therein. Generally, amounts under these contracts cannot be reasonably estimated until a specific claim is asserted. Consequently, because no claims have been asserted, no liabilities have been recorded for these obligations on the Parent’s or the Company’s balance sheets for any of the periods presented.

9. CONCENTRATION OF RISK

Major operator concentration – The Company has one operator, its Parent, from which the Company has derived a significant portion of its overall revenue during the three months ended March 31, 2014 and 2013. As of March 31, 2014, our 94 skilled nursing and assisted living facilities had a total of 10,121 licensed beds and are located in Arizona, California, Colorado, Idaho, Iowa, Nebraska, Nevada, Texas, Utah and Washington, and our three independent living facilities have a total of 264 units and are located in Texas and Utah. The three states in which the Company had its highest concentration of properties were California, Texas and Arizona.

10. UNAUDITED PRO FORMA DISCLOSURES

In connection with the spin-off described in Note 1, the common stock of Ensign Properties will be distributed to Ensign shareholders based on an assumed distribution ratio of one for one. The accompanying unaudited historical pro forma earnings (loss) per share data included on the combined 2014 statement of income (loss) reflects the pro forma distribution of Ensign Properties’ common stock and is provided for informational purposes. The pro forma basic weighted average number of shares outstanding equal the Ensign basic weighted average number of shares outstanding based on a distribution ratio of one share of Ensign Properties’ common stock for every share of Ensign common stock. The pro forma diluted weighted average shares outstanding do not take into account the dilutive effect of 59 restricted stock awards as the effect of the awards is antidilutive for the three months ended March 31, 2014.

11. SUBSEQUENT EVENTS

The Company evaluates subsequent events in accordance with ASC 855, Subsequent Events. Subsequent events were evaluated through May 8, 2014 the date the financial statements were available to be issued.

CARETRUST REIT, INC.

BALANCE SHEETS

(Unaudited)

	March 31, 2014	December 31, 2013
Assets
Cash	$10	$10

Total Assets	$10	$10

Commitments and contingencies
Shareholder’s Equity
Common stock, par value $0.01 per share; 1,000 shares authorized, issued and outstanding at March 31, 2014 and December 31, 2013	$10	$10

Total Shareholder’s Equity	$10	$10

CareTrust REIT, Inc.

NOTE TO BALANCE SHEETS

(Unaudited)

Background and Spin-off. In connection with a plan to separate the healthcare business of The Ensign Group, Inc. (“Ensign”) and the real estate business of Ensign into two separate, publicly traded companies, CareTrust REIT, Inc. (“CareTrust”) was formed on October 29, 2013 as a wholly owned subsidiary of Ensign. CareTrust has issued 1,000 shares of its common stock, par value $0.01 per share.

Ensign will accomplish the separation by contributing to CareTrust the entities that own substantially all of Ensign’s real property interests, the entities that operate three independent living facilities and related assets and liabilities, and then distributing all of the outstanding shares of CareTrust to Ensign’s stockholders (the (“Spin-Off”). Prior to the Spin-Off, CareTrust and Ensign will enter into Master Leases, under which Ensign will lease CareTrust’s healthcare facilities on a triple-net basis. Ensign and CareTrust will also enter into a number of other agreements to govern the relationship between them following the Spin-Off. The Spin-Off is intended to be tax-free to Ensign stockholders for U.S. federal income tax purposes, except for cash paid in lieu of fractional shares. After the distribution, CareTrust will operate as a separate, publicly traded company.

There are no commitments or contingencies as of March 31, 2014.

Statements of operations, equity and cash flows have not been presented as there has been no activity since formation, other than the issuance of common stock for cash in connection with the formation of CareTrust.

Subsequent Events. Management has evaluated subsequent events through May 8, 2014, the date the balance sheets were available to be issued. There were no subsequent events that have occurred which would require disclosure in the financial statements.